Form 10KSB, Exhibit 13
period 1997-12-31
HEMLOCK FEDERAL FINANCIAL CORP
filed 1998-03-31
CIK 1029654

--------------------------------------------------------------------------------

1997 ANNUAL REPORT

--------------------------------------------------------------------------------



[LOGO]










                      HEMLOCK FEDERAL FINANCIAL CORPORATION

--------------------------------------------------------------------------------

TABLE OF CONTENTS

--------------------------------------------------------------------------------






 Chairman's Message........................................   1
 Selected Consolidated Financial Information...............   3
 Management's Discussion and Analysis of Financial
   Condition and Results of Operations.....................   5
 Consolidated Financial Statements.........................  11
 Stockholder Information...................................  48
 Corporate Information.....................................  48

--------------------------------------------------------------------------------

FROM YOUR CHAIRMAN & PRESIDENT

--------------------------------------------------------------------------------



                                 April 10, 1998

         We would like to welcome you as a stockholder of Hemlock Federal Financial Corporation. On March 31, 1997, we completed the conversion of Hemlock Federal from a mutual to stock institution, successfully raising $20.1 million in capital. This additional capital was the primary factor in our asset growth of 21% from $146.4 million at December 31, 1996 to $176.7 million at December 31, 1997. Stockholders' equity rose from $12.1 million to $30.4 million. Net income for the year ended December 31, 1997 was $944,000, as compared to $162,000 for the previous year.

         Upon completion of the Conversion, we promptly began implementing a strategic plan with the goal of maximizing stockholder value over the long term. Our first step, which began in the third quarter of 1997, was to begin construction of a new branch facility in Lemont, Illinois, a Southwest suburb of Chicago. This facility, which we expect to open in mid 1998, will complement our existing branch locations in Oak Forest, Oak Lawn and the Back of the Yards area of Chicago. The new branch will initially cause operating expenses to increase. However, we believe that the future growth prospects for Lemont, particularly in the area of loan originations, provide us with the opportunity to effectively leverage our capital and increase profitability over the long term.

         Our next step in enhancing stockholder value involves increasing loan production and loans held in portfolio. Loan originations in 1997 increased 34% over 1996 totals to $18.5 million. We are looking forward to the possibility that 1998 loan volume will exceed 1997 levels. While the interest rate environment has undoubtedly been conducive to loan originations, we believe our strategy of expanding the staff of commissioned loan officers, effectively marketing multi-family and jumbo loans, while maintaining the superior level of service and personal contact customers have come to expect from Hemlock Federal, has been the key to our success. In 1998 we will introduce a home equity line of credit product designed to match the needs of our loan and deposit customers. We will also implement a formalized cross-sales program, along with relationship banking products and services as a means of further increasing profitability.

         Despite the $22.6 million increase in loans held in portfolio over the past year, loan quality remains high, with a ratio of non-performing assets to total assets of .15%, as of December 31, 1997, as compared to .05% at the end of 1996. We believe that reserves for losses in the loan portfolio remain fully adequate, with our allowance for loan losses at 1.01% of total loans at year end.

         In addition to the above strategies, the Board of Directors authorized dividend payments totaling $.12 per share in 1997. We have also received permission from the Office of Thrift Supervision to repurchase shares, up to 5% of our outstanding shares, which will begin in the first quarter of 1998.

         Our stock price has steadily increased since our initial offering. On December 31, 1997, our stock price closed at $17.125, compared to our initial offering price of $10.00. While we do not believe continued gains of this magnitude are realistically sustainable, we believe the strategies we have in place will continue to enhance stockholder value.

         Hemlock Federal was established in 1904 to help residents of the south side of Chicago achieve the American Dream. We have built on our original mission to provide personalized banking with a high level of service and support for our customers and our communities.

         On behalf of the Directors, Management and employees of Hemlock Federal, we thank you for your confidence and support. Together, we will work diligently for the long term profitability of Hemlock Federal Financial Corporation.


                                              Maureen G. Partynski
                                               Chairman and
                                               Chief Executive Officer



                                              Michael R. Stevens
                                               President

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                                                                 At December 31,
                                                        ------------------------------------------------------------
                                                          1997         1996         1995         1994         1993
                                                          ----         ----         ----         ----         ----
Selected Financial Condition Data:
Total assets....................................        $176,683     $146,405     $145,626     $143,877     $146,679
Cash and cash equivalents.......................          14,883       17,410       13,301       16,827       18,131
Loans receivable, net(3)........................          76,159       53,536       45,232       37,659       37,041
Mortgage-backed securities(2):
  Held-to-maturity..............................          31,683       29,537       43,106       66,040       81,439
  Available-for-sale............................          29,983       34,041       25,620        8,244           --
Investment securities:(2)
  Held-to-maturity..............................          14,735           --        1,500        3,500        6,003
  Available-for-sale............................           3,617        7,827       13,125        7,934           --
FHLB stock......................................             987          901          849          837          991
Deposits........................................         130,958      131,243      130,741      130,771      132,583
Total borrowings................................          11,000        1,300        1,500        1,500        3,000
Stockholders' Equity............................          30,427       12,115       11,877       10,379        9,855


                                                                 Year Ended
                                                                 December 31,
                                          --------------------------------------------------------
                                            1997         1996        1995        1994       1993
                                            ----         ----        ----        ----       ----
Selected Operations Data:
Total interest income .................   $ 11,293    $ 10,137    $  9,934    $  8,501    $  8,815
Total interest expense ................      5,723       5,643       5,416       4,672       4,948
                                          --------    --------    --------    --------    --------
  Net interest income .................      5,570       4,494       4,518       3,829       3,867
Provision for loan losses .............         30         150         133         150         149
                                          --------    --------    --------    --------    --------
Net interest income after provision for
loan losses ...........................      5,540       4,344       4,385       3,679       3,718
Fees and service charges ..............        417         379         352         308         345
Gain (loss) on sales of mortgage-backed
  securities and investment securities          (3)       (124)       (161)        (89)        270
Other non-interest income .............        125         132         146         164         112
                                          --------    --------    --------    --------    --------
Total non-interest income .............        539         387         337         383         727
Total non-interest expense ............      4,509       4,487       3,211       3,180       3,313
                                          --------    --------    --------    --------    --------
Income (loss) before taxes and
cumulative effect .....................      1,570         244       1,511         882       1,132
Income tax provision ..................        626          82         559         343         411
Cumulative effect .....................         --          --          --          --         256
                                          --------    --------    --------    --------    --------
Net income ............................   $    944    $    162    $    952    $    539    $    977
                                          ========    ========    ========    ========    ========

------------
(1)  The allowance for loan losses at December 31, 1997,  1996,  1995, 1994, and
     1993,   was  $775,000,   $745,000,   $600,000,   $469,000,   and  $234,000,
     respectively.

(2) The Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective as of January 1, 1994. Prior to the adoption of SFAS No. 115, investment securities and mortgage-backed securities held for sale were carried at the lower of amortized cost or market value, as adjusted for amortization of premiums and accretion of discounts over the remaining terms of the securities from the dates of purchase.


                                                                 Year ended December 31,
                                                    ----------------------------------------------
                                                      1997      1996     1995     1994      1993
                                                      ----      ----     ----     ----      ----
Selected Financial Ratios and Other Data:
 Performance Ratios:
   Return on assets (ratio of net income
    to average total assets) .................         .58%      .11%     0.66%     0.37%     0.68%
   Return on equity (ratio of net income
    to average equity)(3) ....................        3.52      1.38      8.73      5.27     10.40
   Interest rate spread information:
   Average during period .....................        2.85      2.93      3.01      2.49      2.54
   End of period .............................        2.92      3.07      3.11      2.93      3.58
   Net interest margin(1) ....................        3.53      3.20      3.25      2.69      2.74
 Ratio of operating expense to average
   total assets ..............................        2.76      3.07      2.23      2.18      2.30
 Ratio of average interest-earning assets
   to average interest-bearing liabilities ...      118.59    106.67    106.31    106.27    105.58
 Quality Ratios:
   Non-performing assets to total assets at
    end of period ............................        0.15      0.05      0.40      0.43      0.80
   Allowance for loan losses to non-performing
    loans ....................................      302.73    116.51    103.63     76.01     30.91
   Allowance for loan losses to gross loans
    receivable ...............................        1.01      1.37      1.31      1.23      0.62
Capital Ratios:(2)
   Stockholders' equity to total assets at
    end of period ............................       17.22      7.86      8.16      7.22      6.72
   Average stockholders' equity to
    average assets ...........................       16.45      7.93      7.59      7.01      6.51
Other data:
   Number of full service offices ............           3         3         3         3         3

-------------

(1)  Net interest income divided by average interest-earning assets.

(2)  Ratios are exclusive of SFAS 115 valuation.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         Hemlock Federal Financial Corporation (the "Company") is a Delaware Corporation. The Company is a savings and loan holding company which has as its wholly owned subsidiary, Hemlock Federal Bank for Savings (the "Bank"). Financial and other information presented herein after March 31, 1997, relates to consolidated information of the Company and the Bank. Financial and other information prior to March 31, 1997, relates only to Hemlock Federal Bank for Savings. The Company is a financial intermediary engaged primarily in attracting deposits from the general public and using such deposits to acquire mortgage-backed and other securities and to originate one-to-four family residential mortgage and, to a significantly lesser extent, multi-family, consumer and other loans primarily in its market area. The Company's revenues are derived principally from interest earned on mortgage-backed and other securities and loans. The operations of the Company are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies, including the OTS and FDIC. The Company's cost of funds is influenced by interest rates on competing investments and general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financings may be offered.

         The Company's net interest income is dependent primarily upon the difference or spread between the average yield earned on securities and loans receivable, net and the average rate paid on deposits, as well as the relative amounts of such assets and liabilities. The Company, like other savings and loan holding companies, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

Financial Condition

         Consolidated total assets aggregated $176.7 million and $146.4 million at December 31, 1997 and December 31, 1996, respectively. The increase in total assets is primarily attributable to the proceeds raised in the Company's initial public offering. The net proceeds were invested in securities held-to-maturity and mortgage loans as of December 31, 1997, resulting in an increase in securities held-to-maturity of $16.9 million and an increase in loans receivable of $22.7 million. This was partially offset by a decrease in cash and cash equivalents of $2.5 million and a decrease in securities available for sale of $7.9 million.

         Total liabilities at December 31, 1997 were $146.3 million compared to $134.3 million at December 31, 1996. Total deposits decreased by $285,000, from $131.2 million at December 31, 1996 to $131.0 million at December 31, 1997, due principally to the purchase of common stock in the initial public offering by Bank depositors. In addition, FHLB advances increased by $9.5 million, from $1.5 million at December 31, 1996 to $11.0 million at December 31, 1997.

         Stockholders' equity at December 31, 1997 was $30.4 million compared to $12.1 million at December 31, 1996, an increase of $18.3 million, due primarily to net proceeds of the initial public offering that was completed on March 31, 1997.

Results of Operations

         The Company's results of operations depend primarily upon the level of net interest income, which is the difference between the interest income earned on its interest-earning assets such as securities and loans, and the costs of the Company's interest-bearing liabilities, primarily deposits and borrowings. Results of operations are also dependent upon the level of the Company's noninterest income, including fee income and service charges, and affected by the level of its noninterest expenses, including its general administrative expenses. Net interest income depends upon the volume of interest-earnings assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively.


                       COMPARISON OF OPERATING RESULTS FOR
                   THE YEARS ENDED DECEMBER 31, 1997 AND 1996

General

         Consolidated net income of the Company for the year ending December 31, 1997 was $944,000, as compared to $162,000 for the year ending December 31, 1996. The $782,000 increase in net income was primarily attributable to the reinvestment of proceeds from the stock offering, as well as the $514,000 after tax one time payment to recapitalize the Savings Association Insurance Fund, which occurred in 1996. These items were partially offset by the $650,000 after tax accrual to establish the Hemlock Federal Charitable Foundation, which took place in March, 1997.

Net Interest Income

         Net interest income after provisions for loan losses increased by $1.1 million, to $5.6 million for the year ending December 31, 1997, as compared to $4.5 million for the year ending 1996. The net interest margin increased to 3.53% for the year ended December 31, 1997 from 3.20% for the year ended December 31, 1996, primarily as a result of the increase in the ratio of interest earning assets to interest-bearing liabilities to 118.59% for the year ended December 31, 1997 from 106.67% for the year ended December 31, 1996. This was partially offset by a decrease in the net interest spread from 2.93% for the year ended December 31, 1996 to 2.85% for the year ended December 31, 1997.

Interest Income

         Interest income for the year ended December 31, 1997 was $11.3 million compared to $10.1 million for the year ended December 31, 1996. The increase in interest income was primarily a result of an increase of $17.3 million in the average balance of interest-earning assets as a result of the Company investing net proceeds from the initial public offering, which occurred in March 1997.

The average balance of loans receivable increased $10.0 million and the average balance of securities increased $8.8 million. This was partially offset by a decrease in the average yield on interest-earning assets from 7.21% for the year ended December 31, 1996 to 7.15% for the year ended December 31, 1997. The yield on loans and mortgage-backed securities decreased as a result of declining market rates.

Interest Expense

         Interest expense for the year ended December 31, 1997 was $5.7 million compared to $5.6 million for the year ended December 31, 1996. The increase was primarily the result of a $1.4 million increase in the average balance of interest-bearing liabilities resulting from increased advances from the Federal Home Loan Bank of Chicago.

Provision for Loan Losses

         The Company recorded a provision for loan losses of $30,000 for the year ended December 31, 1997, increasing the total allowance for loan losses to $775,000 as of December 31, 1997. The allowance was equal to 1.01% of total loans and 302.73% of non-performing loans as of December 31, 1997. The Company had non-performing assets totaling $256,000 as of December 31, 1997. The amount of the provision and allowance for estimated losses on loans is influenced by current economic conditions, actual loss experience, industry trends and other factors, such as adverse economic conditions, including declining real estate values, in the Company's market area. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the Company's allowance for estimated losses on loans. While management believes the existing level of reserves is adequate, future adjustments to the allowance may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control.

Non-Interest Income

         Non-interest income increased $152,000 to $539,000 for the year ended December 31, 1997. The increase was primarily attributable to a loss on the sale of securities of $124,000 in the year ended December 31, 1996, as compared to a loss of $3,000 for the year ended December 31, 1997. In addition, fees and service charges increased $38,000 for the year ended December 31, 1997, resulting from an increase in fees associated with lending.

Non-Interest Expense

         Non-interest expense was $4.5 million for both the years ended December 31, 1997, and 1996. Non-interest expense for 1997 included a $1.0 million accrual to establish the Hemlock Federal Charitable Foundation, as well as an increase in compensation expense of $183,000, due primarily to costs associated with the ESOP and RRP benefit plans. This increase was offset by a decrease of $231,000 in federal insurance premiums for the year ended December 31, 1997. Non-interest expense for 1996 also included the payment of $840,000 to recapitalize the Savings Association Insurance Fund.

Provision for Income Taxes

         The Company's federal and state income tax expense increased from $82,000 for the year ended December 31, 1996 to $626,000 for the year ended December 31, 1997. The $544,000 increase in income tax was the result of the increase in net income before income taxes of $1.3 million.


                         COMPARISON OF OPERATING RESULTS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

General

         Net income for the year ended December 31, 1996 was $161,000 compared to net income of $952,000 for the year ended December 31, 1995, a decrease of $791,000, or 83.1%. The decrease was primarily a result of an $840,000 FDIC special assessment on SAIF insured deposits effective September 30, 1996. In addition, the Bank realized a $223,000 gain on sale of real estate owned in 1995; there was no such gain in 1996.

Interest Income

         Interest income for the year ended December 31, 1996 was $10.1 million compared to $9.9 million for the year ended December 31, 1995, an increase of $202,000, or 2.0%. The contributing factor in the increase in interest income was the 6 basis point increase in the yield on average interest-earning assets from 7.15% for the year ended December 31, 1995 to 7.21% for the year ended December 31, 1996. The average yield on mortgage-backed securities increased from 6.80% for the year ended December 31, 1995 to 7.02% for the year ended December 31, 1996 due to the upward repricing of adjustable rate securities coupled with the reduced amortization of premiums as a result of a slowdown in prepayments from the prior year as anticipated by management. Although the yield on average loans receivable decreased from 8.21% for the year ended December 31, 1995 to 8.05% for the year ended December 31, 1996, the average balance of loans receivable increased by $9.4 million due to the shift from lower yielding securities and mortgage-backed securities to higher yielding loans receivable. The increase in the average balance of loans receivable was the result of management's concerted effort through the addition of lending personnel and increased emphasis on loan marketing.

Interest Expense

         Interest expense for the year ended December 31, 1996 was $5.6 million compared to $5.4 million for the year ended December 31, 1995, an increase of $227,000, or 4.2%. The increase in interest expense reflects a higher interest rate environment, as the average cost of interest-bearing liabilities increased by 14 basis points from 4.14% for the year ended December 31, 1995 to 4.28% for the year ended December 31, 1996. The increase in the average cost of funds was also attributable to a shift of deposits from money market accounts to higher yielding certificates of deposit. The average cost of certificates of deposit increased from 5.23% for the year ended

December 31, 1995 to 5.45% for the year ended December 31, 1996. In addition, the average balance of interest-bearing liabilities increased $1.1 million from $130.7 million for the year ended December 31, 1995 to $131.8 million for the year ended December 31, 1996 as a result of market demand.

Net Interest Income

         Net interest income of $4.5 million for the year ended December 31, 1996 represented no increase from the amount reported for the year ended December 31, 1995. There was a decrease in the net interest spread from 3.01% for the year ended December 31, 1995 to 2.93% for the year ended December 31, 1996. The decrease in the net interest rate spread was a result of the average cost of interest-bearing deposits increasing at a more rapid rate than the average yield on interest-earning assets.

Provision for Loan Losses

         The Bank's provision for loan losses for the year ended December 31, 1996 was $150,000 compared to $134,000 for the year ended December 31, 1995. The allowance for loan losses represented 1.4% and 1.3% of gross loans receivable at December 31, 1996 and 1995, respectively. The amount of the provision and allowance for estimated losses on loans is influenced by current economic conditions, actual loss experience, industry trends and other factors, such as adverse economic conditions, including declining real estate values, in the Bank's market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for estimated losses on loans. Such agencies may require the Bank to provide additions  to the  allowance  based upon  judgments  which  differ from those of management. Although management uses the best information available and maintains the Bank's allowance for losses at a level it believes adequate to provide for losses, future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Bank's control.

Noninterest Income

         Noninterest income for the year ended December 31, 1996, was $387,000 compared to $337,000 for the year ended December 31, 1995, an increase of $50,000, or 14.8%. The increase was the result of a decrease in the loss on sale of securities of $37,000 combined with the $27,000 increase in fees and service charges. This was partially offset by a decrease of $18,000 in other income primarily related to FHA and VA loans on which the applications were taken for other lenders.

Noninterest Expense

         Noninterest expense was $4.5 million for the year ended December 31, 1996 compared to $3.2 million for the year ended December 31, 1995, an increase of $1.3 million, or 40.6%. The increase was primarily due to an $840,000 one-time special assessment on SAIF insured deposits resulting from federal legislation enacted on September 30, 1996. The Bank also recognized a gain on the sale of other real estate owned of $223,000 in 1995 compared to zero in 1996 and experienced an increase in occupancy expense of $82,000 due primarily to increased real estate tax assessments in 1996.

Income Taxes

         The provision for income taxes was $83,000 for the year ended December 31, 1996 compared to $559,000 for the year ended December 31, 1995. The decrease was primarily due to a decrease in pretax income of $1.3 million.

            The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.


                                                         Year Ended December 31,
                                ----------------------------------------------------------------------------------------
                                              1997                         1996                         1995
                                ---------------------------  --------------------------   ------------------------------
                                  Average   Interest           Average   Interest           Average   Inteerest
                                Outstanding  Earned/  Yield/ Outstanding  Earned/  Yield/ Outstanding  Earned/    Yield/
                                  Balance     Paid     Rate    Balance     Paid     Rate    Balance     Paid       Rate
                                  -------     ----     ----    -------     ----     ----    -------     ----       ----
 Loans receivable(1)...........   $60,541    $4,829   7.98%    $50,555    $4,069    8.05%   $41,189     $3,383     8.21%
 Mortgage-backed securities....    63,597     4,295   6.75      65,739     4,617    7.02     72,126      4,904     6.80
 Securities(2).................    18,759     1,210   6.45       9,992       599    5.99     14,780        898     6.08
 Interest-bearing deposits.....    14,082       884   6.28      13,428       782    5.82     10,028        687     6.85
 Other earning assets(3).......       986        75   7.61         915        70    7.65        872         63     7.22
                                 --------    ------           --------    ------            -------      -----
  Total earning assets(1)......   157,965    11,293   7.15     140,629    10,137    7.21    138,991      9,935     7.15
 Non-interest earning assets...     5,151                        5,354                        4,697
                                    -----                        -----                        -----
 Total assets..................  $163,196                     $195,983                     $143,688
                                 ========                     ========                     ========
Interest-Earning Liabilities:
 Savings deposits..............    45,741     1,467   3.21      46,369     1,445    3.12    $46,425      1,441     3.10
 Demand and NOW................    14,211       337   2.37      13,330       323    2.42     13,237        321     2.43
 MMDA..........................     5,024       159   3.16       5,516       174    3.15      6,297        198     3.14
 Certificates of Deposit.......    64,765     3,541   5.47      65,125     3,552    5.45     63,283      3,308     5.23
 Borrowings....................     3,462       219   6.32       1,500       149    9.93      1,500        148     9.87
                                 --------    ------           --------     -----            -------      -----
   Total interest-bearing
     liabilities...............   133,203     5,723   4.30     131,840     5,643    4.28    130,742      5,416     4.14
                                             ------                        -----                         -----
Non-interest-bearing
  liabilities..................     3,091                        2,531                        2,040
                                    -----                        -----                        -----
   Total liabilities...........   136,312                      134,371                      132,782
Equity.........................    26,834                       11,612                       10,906
                                   ------                       ------                       ------
   Total liabilities and
     equity....................  $163,146                     $145,983                     $143,688
                                 ========                     ========                     ========
Net interest/spread............              $5,570   2.85%               $4,494    2.93%               $4,519     3.01%
                                             ======   ====                ======    ====                ======     ====
Margin.........................                       3.53%                         3.20%                          3.25%
                                                      ====                          ====                           ====
Assets to liabilities.......       118.59%                      106.67%                      106.31%
                                   ======                       ======                       ======

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

(2)  Calculated based on amortized cost.

(3)  Includes FHLMC and FHLB stock at cost.

            The following table presents the weighted average yields earned on loans, securities and other interest-earning assets, and the weighted average rates paid on savings deposits and the resultant interest rate spreads at the date indicated. Weighted average balances are based on monthly balances.


                                                                         At December 31,
                                                            ------------------------------------
                                                            1997    1996    1995    1994    1993
                                                            ----    ----    ----    ----    ----
Weighted average yield on:
 Loans receivable(1) .................................      7.63%   7.81%   8.06%   8.20%   9.78%
 Mortgage-backed securities(2) .......................      6.99    7.28    8.22    6.42    7.77
 Securities(2) .......................................      5.22    7.60    5.10    6.71    9.71
 Other interest-earning assets .......................      5.77    6.16    4.26    5.38    5.16
   Combined weighted average yield on interest-earning
       assets ........................................      7.27    7.36    7.45    6.78    8.21
Weighted average rate paid on:
 Passbook Savings ....................................      2.94    3.14    3.15    3.14    5.12
 NOW .................................................      2.22    2.52    3.14    3.14    5.13
 MMDA ................................................      3.20    3.20    2.52    2.52    4.58
 Certificate accounts ................................      5.62    5.47    5.57    4.65    6.49
 Borrowings ..........................................      5.86    9.72    9.72    9.72    9.59
 Other interest-bearing liabilities ..................        --      --      --      --      --
    Combined weighted average rate paid on
interest-bearing liabilities .........................      4.35    4.29    4.34    3.85    5.92
Spread ...............................................      2.92%   3.07%   3.11%   2.93%   2.29%


(1)  Excluding amortization of deferred loan fees.

(2)  Excluding premium amortization and discount accretion.

            The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.


                                                                Year Ended December 31,               Year Ended December 31,
                                                                   1996 vs. 1997                            1995 vs. 1996
                                                      ------------------------------------      ------------------------------------
                                                              Increase                                 Increase
                                                             (Decrease)                               (Decrease)
                                                               Due to               Total               Due to              Total
                                                      ----------------------      Increase      --------------------       Increase
                                                       Volume         Rate       (Decrease)      Volume        Rate       (Decrease)
                                                       ------         ----       ----------      ------        ----       ----------
Interest-earning assets:
 Loans receivable ..............................      $   797       $   (37)      $   760       $   335       $   (16)      $   319
 Mortgage-backed securities ....................         (148)         (174)         (322)         (663)        1,059           396
 Securities ....................................          562            49           611           326           172           498
                                                      -------       -------       -------       -------       -------       -------
Interest-bearing deposits ......................           39            63           102           (79)          300           221
Other earning assets ...........................            5            --             5            (2)            2            --
   Total interest-earning assets ...............      $ 1,255       $   (99)      $ 1,156       $   (83)      $ 1,517       $ 1,434
                                                      -------       -------       -------       -------       -------       -------
Interest-bearing liabilities:
 Passbook savings ..............................          (20)           42            22           (73)          142            69
 NOW ...........................................           21            (7)           14             5            29            34
 MMDA ..........................................          (16)            1           (15)          (43)           31           (12)
 Certificate of Deposit ........................          (20)            9           (11)           73           669           742
 Borrowings ....................................          139           (69)           70           (91)            2           (89)
                                                      -------       -------       -------       -------       -------       -------
   Total interest-bearing liabilities ..........          104           (24)           80          (129)          873           744
                                                      -------       -------       -------       -------       -------       -------
Net interest/spread ............................      $ 1,151       $   (75)      $ 1,076       $    46       $   644       $   690
                                                      =======       =======       =======       =======       =======       =======

Asset/Liability Management

         In an attempt to manage its exposure to changes in interest rates, management monitors the Company's interest rate risk. The Board of Directors reviews at least quarterly the Company's interest rate risk position and profitability. The Board of Directors also reviews the Company's portfolio, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Company's objectives in the most effective manner. In addition, the Board anticipates reviewing on a quarterly basis the Company's asset/liability position, including simulations of the effect on the Company's capital of various interest rate scenarios.

         In managing its asset/liability mix, the Company, depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, at times places more emphasis on managing net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of declining or stable interest rates, provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates.

         The Company has taken a variety of steps to manage its interest rate risk level. First, the Company maintains a significant portfolio of mortgage-backed securities having adjustable rates and/or short or intermediate terms to maturity. At December 31, 1997, $43,130 million or 24.4% of the Company's assets consisted of mortgage-backed and related securities having adjustable or floating interest rates or anticipated average lives of five years or less. Second, the Company focuses its lending activities on the origination of adjustable rate mortgage loans ("ARMs"), seven year balloon loans and fixed rate loans with terms to maturity of 15 years or less. Third, the Company maintains a portfolio of securities and liquid assets with weighted average lives of four years or less. At December 31, 1997, the Company had $18.4 million of securities with a remaining average life of four years. Finally, a substantial proportion of the Company's liabilities consists of NOW and passbook savings accounts which are believed by management to be somewhat less sensitive to interest rate changes than certificate accounts.

Net Portfolio Value

         Management utilizes the net portfolio value ("NPV") analysis to quantify interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an immediate and sustained 200 basis point change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Pursuant to this regulation, thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Savings institutions, however, with less than $300 million in assets and a total capital ratio in excess of 12%, will be exempt from this requirement unless the OTS determines otherwise. The OTS has postponed the implementation of the rule until further notice. Based upon its asset size and capital level at December 31, 1997, the Bank would qualify for an exemption from this rule; however, management believes that the Bank would not be required to make a deduction from capital if it were subject to this rule.

         The following table sets forth, at December 31, 1997, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve ("400 basis points, measured in 100 basis point increments) as compared to tolerance limits under the Bank's current policy.


Change in Interest  Estimated     Ratio of NPV      Estimated     Increase
     Rates             NPV            to            (Decrease)      in NPV
 (Basis Points)      Amount       Total Assets        Amount       Percent
 --------------      ------       ------------        ------       -------
                          (Dollars in Thousands)
    +400            $19,037           11.68%         $(7,061)        (27)%
    +300             21,926           12.90           (4,674)        (18)
    +200             23,633           13.99           (2,467)         (9)
    +100             25,267           14.75             (833)         (3)
      --             26,100           15.10               --
    B100             25,986           14.98             (114)          0
    B200             26,010           14.92              (90)          0
    B300             26,390           15.04              290          41
    B400             27,260           15.38             1160          54

         Certain assumptions utilized in assessing the interest rate risk of thrift institutions were employed in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above.

Liquidity and Capital Resources

         The Company's primary sources of funds are deposits and proceeds from principal and interest payments on loans and mortgage-backed securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Hemlock Federal generally manages the pricing of its deposits to be competitive and increase core deposit relationships.

         Federal regulations require Hemlock Federal to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 5% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years. Hemlock Federal has historically maintained its liquidity ratio for regulatory purposes at levels in excess of those required. At December 31, 1997, Hemlock Federal's liquidity ratio for regulatory purposes was 18.86%.

         The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows provided by operating activities were $2.5 million and $574,000 for the years ended December 31, 1997 and December 31, 1996, respectively. Net cash from investing activities consisted primarily of disbursements for loan originations and the purchase of investments and mortgage-backed securities, offset by principal collections on loans, proceeds from maturation and sales of securities and paydowns on mortgage-backed securities. Net cash from financing activities consisted primarily of activity in proceeds from the issuance of stock and proceeds from borrowings.

         The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 1997, cash and short-term investments totaled $14.9 million. The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Company may also utilize the sale of securities available-for-sale and Federal Home Loan Bank advances as a source of funds.

         At December 31, 1997, the Bank had outstanding commitments to originate loans of $652,000, of which $352,000 had fixed interest rates. These loans are to be secured by properties located in its market area. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from December 31, 1997 totaled $48.8 million. Management believes that a significant portion of such deposits will remain with the Bank.

         Liquidity management is both a daily and long-term responsibility of management. Hemlock Federal adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-earning deposits and investment securities, and (iv) the objectives of its asset/liability management program. Excess liquidity is invested generally in interest-earning overnight deposits and short- and intermediate-term U.S. Government and agency obligations and mortgage-backed securities of short duration. If Hemlock Federal requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the FHLB of Chicago.

         Hemlock Federal is subject to various regulatory capital requirements imposed by the OTS. At December 31, 1997, Hemlock Federal was in compliance with all applicable capital requirements on a fully phased-in basis. See "Regulation
- Regulatory Capital Requirements" and Note 11 of the Notes to the Financial Statements.

Regulatory Capital

         Federally insured savings institutions are required to maintain a minimum level of regulatory capital. OTS regulations established capital requirements, including a tangible capital requirement, a leverage (or core capital) requirement and a risk-based capital requirement applicable to savings institutions. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

         At December 31, 1997, the Bank continued to exceed all regulatory capital requirements with tangible and core capital of $20.7 million and $20.7 million, or 12.3% and 12.3% of adjusted total assets, respectively, which were approximately $18.2 million and $15.7 million above the minimum requirements of 3.0% and 1.5%, respectively, of the adjusted total assets in effect on that date. On December 31, 1997 the Bank had risk-based capital of $21.5 million, or 34.9% of risk-weighted assets of $61.6 million. This amount was $16.5 million above the 8.0% requirement in effect on that date. Under regulatory guidelines, the Bank was considered well-capitalized at December 31, 1997.

Impact of Inflation

         The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, change in interest rates generally have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services. In the current interest rate environment, liquidity and maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

Impact of New Accounting Standards

         In 1996, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 125 ("SFAS No. 125"), "Accounting for Transfers and Extinguishments of Liabilities." SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. SFAS No. 125 requires a consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, and derecognizes liabilities when extinguished. SFAS No. 125 is effective for some transactions in 1997 and other in 1998. The effect of SFAS No. 125 on the results of operation and the financial condition of the Company is not expected to be material.

         On March 3, 1997, the Financial Accounting Standards Board ("FASB") issued Statement 128, "Earnings Per Share," which is effective for financial
statements   beginning  with  year  end  1997.

Statement 128 simplifies the calculation of earnings per share ("EPS") by replacing primary EPS with basic EPS. It also requires dual presentation of basic EPS and diluted EPS for entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted-average common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in earnings, such as stock options, warrants or other common stock equivalents. The Company expects Statement 128 to have little impact on its earnings per share calculations in future years, other than changing terminology from primary EPS to basic EPS.

         The Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," was issued by the FASB in 1997. This statement established standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. It does not address issues of recognition or measurement for comprehensive income and its components. Statement 130 is effective for fiscal years beginning after December 15, 1997. Since the provisions of this Statement are disclosure oriented, it will have no impact on the operations or financial condition of the Company.

         The Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in 1997 by the FASB. The Statement established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Statement 131 is effective for periods beginning after December 15, 1997. Management does not believe that the provisions of this Statement are applicable to the Company, since substantially all of the Company's operations are banking activities.

Year 2000

         The Company has conducted a review of its computer systems to review the systems that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. For example, programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company presently believes that, with modifications to existing software and by converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. However, if such modifications and conversions are not complete in a timely manner, the Year 2000 problem may have a material impact on the operations of the Company.

Safe Harbor Statement

         This report contains  forward-looking  statements within the meaning of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe", "expect", "intend", "anticipate", "estimate", "project" or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on the operations and future prospects of the Company and the subsidiaries include, but are not limited to, changes in: interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

                      HEMLOCK FEDERAL FINANCIAL CORPORATION
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

         The Annual Meeting of Stockholders will be held at 10:30 a.m., Oak Forest, Illinois time on May 6, 1998 at the main office of Hemlock Federal Financial Corporation, 5700 West 159th Street, Oak Forest, Illinois 60452.

STOCK LISTING

         Hemlock Federal Financial Corporation common stock is traded on the National Association of Securities Dealers, Inc. National Market under the symbol "HMLK."

PRICE RANGE OF COMMON STOCK

         The per share price range of the common  stock for each  quarter  since
the  common   stock   began   trading  on  March  31,   1997  was  as   follows:


  FISCAL 1997                         HIGH           LOW            DIVIDENDS
  -----------                         ----           ---            ---------
Second Quarter.................     $13.875        $12.500            $.00
Third Quarter..................     $15.625        $13.875            $.06
Fourth Quarter.................     $17.500        $15.375            $.06


The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System. The average of the bid and asked prices of Hemlock Federal Financial Corporation's common stock on April 3, 1998 was $12.563.

     At April 3, 1998, there were 2,006,849 shares of Hemlock Federal Financial Corporation common stock outstanding (including unallocated ESOP shares) and there were ____ holders of record.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                              Oak Forest, Illinois


                       CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1997, 1996, and 1995




                                    CONTENTS


REPORT OF INDEPENDENT AUDITORS......................................   21

FINANCIAL STATEMENTS

  CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION....................   22

  CONSOLIDATED STATEMENTS OF INCOME.................................   23

  CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY........   24

  CONSOLIDATED STATEMENTS OF CASH FLOWS.............................   25

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS........................   27

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Hemlock Federal Financial
  Corporation
Oak Forest, Illinois


We have audited the accompanying consolidated statements of financial condition of Hemlock Federal Financial Corporation and Subsidiary, as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hemlock Federal Financial Corporation and Subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




                                            Crowe, Chizek and Company LLP
Oak Brook, Illinois
January 23, 1998

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           December 31, 1997 and 1996
                             (Dollars in thousands)
--------------------------------------------------------------------------------

                                                              1997         1996
                                                              ----         ----
ASSETS
Cash and due from banks ................................  $   2,714    $   1,771
Interest-bearing deposits in
  financial institutions ...............................     12,169       15,639
                                                          ---------    ---------
     Cash and cash equivalents .........................     14,883       17,410

Securities available-for-sale ..........................     34,703       42,619
Securities held-to-maturity (fair
  value: 1997 - $47,418; 1996 - $30,322) ...............     46,418       29,537
Loans receivable, net ..................................     76,159       53,536
Federal Home Loan Bank stock, at cost ..................        987          901
Accrued interest receivable ............................        904          788
Premises and equipment, net ............................      2,099        1,043
Prepaid expenses and other assets ......................        530          571
                                                          ---------    ---------
     Total assets ......................................  $ 176,683    $ 146,405
                                                          =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits ...............................................  $ 130,958    $ 131,243
Advance from Federal Home Loan Bank ....................     11,000        1,500
Advance payments by borrowers for taxes
  and insurance ........................................        804          681
Accrued interest payable and other liabilities .........      3,494          866
                                                          ---------    ---------
     Total liabilities .................................    146,256      134,290

Stockholders' equity
   Common stock, $.01 par value; 2,500,000 shares
     authorized; 2,076,325 shares issued ...............         21           --
   Additional paid-in capital ..........................     20,105           --
   Unearned ESOP shares ................................     (1,495)          --
   Unearned stock awards ...............................     (1,382)          --
   Retained earnings, substantially restricted .........     12,203       11,508
   Net unrealized gain on securities
     available-for-sale, net of income taxes ...........        975          607
                                                          ---------    ---------
       Total equity ....................................     30,427       12,115
                                                          ---------    ---------
         Total liabilities and stockholders' equity ....  $ 176,683    $ 146,405
                                                          =========    =========


          See accompanying notes to consolidated financial statements

                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 1997, 1996, and 1995
                             (Dollars in thousands)
--------------------------------------------------------------------------------

                                                 1997         1996        1995
                                                 ----         ----        ----
Interest income
    Loans ..................................   $  4,829    $  4,068    $  3,383
    Mortgage-backed and other
      securities ...........................      4,295       4,617       4,904
    Securities .............................      1,210         599         897
    Other interest-earning assets ..........        959         853         750
                                               --------    --------    --------
       Total interest income ...............     11,293      10,137       9,934
Interest expense
    Deposits ...............................      5,504       5,494       5,268
    Other borrowings .......................        219         149         148
                                               --------    --------    --------
       Total interest expense ..............      5,723       5,643       5,416
                                               --------    --------    --------
Net interest income ........................      5,570       4,494       4,518
Provision for loan losses ..................         30         150         133
                                               --------    --------    --------
Net interest income after provision
   for loan losses .........................      5,540       4,344       4,385
Noninterest income
    Fees and service charges ...............        417         379         352
    Rental income ..........................         40          43          39
    Loss on sale of securities .............         (3)       (124)       (161)
    Miscellaneous income ...................         85          89         107
                                               --------    --------    --------
       Total noninterest income ............        539         387         337
Noninterest expense
    Compensation and employee benefits .....      1,864       1,681       1,635
    Occupancy and equipment expenses .......        625         720         637
    Data processing ........................        235         226         201
    Federal insurance premiums .............         71         302         298
    SAIF special assessment ................         --         840          --
    Gain on sale of real estate owned ......         --          --        (223)
    Advertising and promotion ..............         80         129         124
    Contributions ..........................      1,007          40          25
    Other ..................................        627         549         514
                                               --------    --------    --------
       Total noninterest expense ...........      4,509       4,487       3,211
                                               --------    --------    --------
Income before provision for
   income taxes ............................      1,570         244       1,511
Provision for income taxes .................        626          82         559
                                               --------    --------    --------
Net income .................................   $    944    $    162    $    952
                                               ========    ========    ========
Earnings per share
    Basic and diluted ......................   $    .40
                                               ========



          See accompanying notes to consolidated financial statements

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  Years ended December 31, 1997, 1996, and 1995
                             (Dollars in thousands)
--------------------------------------------------------------------------------


                                                                                                                 Unrealized
                                                                                                  Retained     Gains (Losses)
                                                                Additional  Unearned   Unearned   Earnings,    on Securities
                                                      Common      Paid-In     ESOP      Stock   Substantially   Available-
                                                       Stock      Capital    Shares     Awards    Restricted     for-Sale      Total
                                                       -----      -------    ------     ------    ----------     --------      -----
Balance at January 1, 1995 .......................   $     --   $     --   $     --    $     --    $ 10,394    $    (15)   $ 10,379
Net income .......................................         --         --         --          --         952          --         952
Reclassification of securities from
  held-to-maturity to available-for-
  sale, net of tax of $55 (Note 2) ...............         --         --         --          --          --          86          86
Change  in unrealized loss on
  securities available-for-sale,
  net of income tax of $291 ......................         --         --         --          --          --         460         460
                                                     --------   --------   --------    --------    --------    --------    --------
Balance at December 31, 1995 .....................         --         --         --          --      11,346         531      11,877
Net income .......................................         --         --         --          --         162          --         162
Change in unrealized gain on
  securities available-for-sale,
  net of income tax of $49 .......................         --         --         --          --          --          76          76
                                                     --------   --------   --------    --------    --------    --------    --------
Balance at December 31, 1996 .....................         --         --         --          --      11,508         607      12,115
Issuance of stock and restricted
  stock awards in connection
  with conversion ................................         21     20,016     (1,661)     (1,433)         --          --      16,943
ESOP shares earned ...............................         --         89        166          --          --          --         255
Stock awards earned ..............................         --         --         --          51          --          --          51
Net income .......................................         --         --         --          --         944          --         944
Cash dividends ($.12 per share) ..................         --         --         --          --        (249)         --        (249)
Change in unrealized gain on
  securities available-for-sale,
  net of income tax of $235 ......................         --         --         --          --          --         368         368
                                                     --------   --------   --------    --------    --------    --------    --------
Balance at December 31, 1997 .....................   $     21   $ 20,105   $ (1,495)   $ (1,382)   $ 12,203    $    975    $ 30,427
                                                     ========   ========   ========    ========    ========    ========    ========


           See accompanying notes to consolidated financial statements

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1997, 1996, and 1995
                             (Dollars in thousands)
--------------------------------------------------------------------------------


                                                             1997        1996        1995
                                                             ----        ----        ----
Cash flows from operating activities
  Net income ..........................................   $    944    $    162    $    952
  Adjustments to reconcile net income to net cash
    provided by operating activities
     Depreciation .....................................        117         141         134
     Amortization of premiums and discounts on
       investment and mortgage-backed securities, net .        268         181         746
     Net loss on sale of securities ...................          3         124         161
     Provision for loan losses ........................         30         150         133
     FHLB stock dividends .............................         --          --         (13)
     Change in deferred income taxes ..................       (320)        (10)        112
     Gain on sale of REO ..............................         --          --        (223)
     ESOP compensation expense ........................        255          --          --
     Stock awards expense .............................         51          --          --
     (Increase) decrease in accrued interest receivable       (116)        318        (222)
     Increase (decrease) in accrued interest payable
       and other liabilities ..........................        960         (39)         18
     Increase in net deferred loan costs ..............       (101)        (86)        (66)
     (Increase) decrease in other assets ..............        361        (367)        233
                                                          --------    --------    --------
        Net cash provided by operating activities .....      2,452         574       1,965
Cash flows from investing activities
  Purchase of securities available-for-sale ...........    (12,051)    (30,474)    (39,683)
  Proceeds from sales of securities available-for-sale         596       7,621       4,914
  Proceeds from sales of securities held-to-maturity ..         --          --         575
  Principal payments on mortgage-backed
    securities and collateralized mortgage obligations      21,030      22,136      22,440
  Purchase of  securities held-to-maturity ............    (39,258)       (325)     (5,110)
  Proceeds from maturities and calls of securities ....     21,050      12,605      19,000
  Purchase of FHLB stock ..............................        (86)        (51)         --
  Purchase of loans ...................................    (12,865)         --          --
  Net increase in loans ...............................     (9,687)     (8,368)     (7,640)
  Property and equipment expenditures .................     (1,173)       (140)        (96)
  Proceeds from sale of real estate owned .............         --          --         223
                                                          --------    --------    --------
     Net cash provided by (used in) investing
       activities .....................................    (32,444)      3,004      (5,377)
Cash flows from financing activities
  Net increase (decrease) in deposits .................       (285)        502         (30)
  Increase (decrease) in advance payments by
    borrowers for taxes and insurance .................        123          29         (83)
  Borrowings of FHLB advances .........................      9,500          --          --
  Issuance of stock ...................................     18,376          --          --
  Dividends paid ......................................       (249)         --          --
                                                          --------    --------    --------
     Net cash provided by (used in) financing
       activities .....................................     27,465         531        (113)
                                                          --------    --------    --------

                                                                     (Continued)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1997, 1996, and 1995
                             (Dollars in thousands)
--------------------------------------------------------------------------------


                                                          1997        1996        1995
                                                          ----        ----        ----
Net increase (decrease) in cash and cash equivalents    $ (2,527)   $  4,109   $ (3,525)
Cash and cash equivalents at beginning of year ......     17,410      13,301     16,826
                                                        --------    --------   --------
Cash and cash equivalents at end of year ............   $ 14,883    $ 17,410   $ 13,301
                                                        ========    ========   ========
Supplemental disclosures of cash flow information
  Cash paid during the year for
     Interest .......................................   $  5,683    $  5,631   $  5,396
     Income taxes ...................................        690         316        371
Supplemental schedule of noncash investing activities
  Transfer of debt securities to available-for-sale
    from held-to-maturity on December 31, 1995 ......         --          --      9,311



          See accompanying notes to consolidated financial statements

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996, and 1995
                     (Table amounts in thousands of dollars)
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Hemlock Federal Financial Corporation (the Corporation) and its wholly-owned subsidiary, Hemlock Federal Bank for Savings (the Bank). All significant intercompany transactions and balances are eliminated in consolidation.

Nature of Operations: The only business of the Corporation is the ownership of the Bank. The Bank is a federally-chartered stock savings bank and member of the Federal Home Loan Bank (FHLB) system which maintains insurance on deposit accounts with the Savings Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation. The Bank is engaged in the business of retail banking, with operations conducted through its main office and two branches located in the Chicago metropolitan area.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The collectibility of loans, fair value of financial instruments, and status of contingencies are particularly subject to change.

Securities: Securities are classified as held-to-maturity when the Corporation has the positive intent and ability to hold those securities to maturity. Accordingly, they are stated at cost, adjusted for amortization of premiums and accretion of discounts. All other securities are classified as available-for-sale since the Corporation may decide to sell those securities in response to changes in market interest rates, liquidity needs, changes in yields or alternative investments, and for other reasons. These securities are carried at fair value with unrealized gains and losses charged or credited, net of income taxes, to a valuation allowance included as a separate component of equity. Realized gains and losses on disposition are based on the net proceeds and the adjusted carrying amounts of the securities sold, using the specific identification method.

Loans Receivable: Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and deferred loan origination fees and discounts.

Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for loan losses is maintained. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of the loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, including impaired loans discussed below, the whole allowance is available for any charge-offs that occur. Loans are charged off in whole or in part when management's estimate of the undiscounted cash flows from the loan are less than the recorded investment in the loan, although collection efforts continue and future recoveries may occur.

The Corporation measures impaired loans based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require increase, such increase is reported as a provision for loan losses.

Smaller balance homogenous loans are defined as residential first mortgage loans secured by one-to-four-family residences, residential construction loans, and share loans and are evaluated collectively for impairment. Commercial real estate loans are evaluated individually for impairment. Normal loan evaluation procedures, as described in the second preceding paragraph, are used to identify loans which must be evaluated for impairment. In general, loans classified as doubtful or loss are considered impaired while loans classified as substandard are individually evaluated for impairment. Depending on the relative size of the credit relationship, late or insufficient payments of 30 to 90 days will cause management to reevaluate the credit under its normal loan evaluation procedures. While the factors which identify a credit for consideration for measurement of impairment, or nonaccrual, are similar, the measurement considerations differ. A loan is impaired when the economic value estimated to be received is less than the value implied in the original credit agreement. A loan is placed in nonaccrual when payments are more than 90 days past due unless the loan is adequately collateralized and in the process of collection.

Recognition of Income on Loans: Interest on real estate and certain consumer loans is accrued over the term of the loans based upon the principal balance outstanding. Where serious doubt exists as to the collectibility of a loan, the accrual of interest is discontinued. The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as adjustments to the provision for loan losses.

Loan fees, net of direct loan origination costs, are deferred and amortized over the contractual life of the loan as a yield adjustment.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective premises and equipment. Maintenance and repairs are charged to expense as incurred and improvements which extend the useful lives of assets are capitalized.

Income Taxes: The Corporation records income tax expense based on the amount of taxes due on its tax return, plus deferred taxes computed on the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities, using enacted tax rates.

Employee Stock Ownership Plan: The cost of shares issued to the ESOP but not yet allocated to participants is presented in the consolidated balance sheet as a reduction of stockholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to paid-in capital. Dividends on unallocated ESOP shares are reflected as a reduction of debt.

Shares are considered outstanding for earnings per share calculations as they are committed to be released; unallocated shares are not considered outstanding.

Earnings per Share: Earnings per share is computed under the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share", which was adopted retroactively by the Corporation at the beginning of the fourth quarter of 1997. Amounts reported as earnings per share for the year ended December 31, 1997 reflect earnings since March 31, 1997 (date of the conversion) available to common stockholders divided by the weighted average number of common shares outstanding since March 31, 1997.

Statement of Cash Flows: Cash and cash equivalents include cash on hand, amounts due from banks, and daily federal funds sold. The Corporation reports net cash flows for customer loan transactions and deposit transactions.

NOTE 2 - SECURITIES

Securities consist of the following at:


                                                         December 31, 1997
                                          -------------------------------------------
                                                        Gross        Gross
                                          Amortized  Unrealized    Unrealized   Fair
                                            Cost       Gains       (Losses)     Value
                                            ----       -----       --------     -----
Securities available-for-sale
    U.S. government agencies ..........   $  3,647   $     --    $    (30)   $  3,617
    FHLMC stock .......................         26      1,077          --       1,103
    FHLMC certificates ................      5,164        183          --       5,347
    FNMA certificates .................      7,488        289          --       7,777
    Collateralized mortgage obligations     16,780        106         (27)     16,859
                                          --------   --------    --------    --------
                                          $ 33,105   $  1,655    $    (57)   $ 34,703
                                          ========   ========    ========    ========
Securities held-to-maturity
    U.S. government agencies ..........   $ 14,735   $      8    $    (25)   $ 14,718
    GNMA certificates .................      4,328        133          --       4,461
    FHLMC certificates ................      7,773        444          --       8,217
    FNMA certificates .................     11,977        368         (25)     12,320
    Collateralized mortgage obligations      7,605         97          --       7,702
                                          --------   --------    --------    --------
                                          $ 46,418   $  1,050    $    (50)   $ 47,418
                                          ========   ========    ========    ========


                                                         December 31, 1996
                                          -------------------------------------------
                                                        Gross        Gross
                                          Amortized  Unrealized    Unrealized   Fair
                                            Cost       Gains       (Losses)     Value
                                            ----       -----       --------     -----
Securities available-for-sale
    U.S. government agencies ..........   $  7,804   $     30    $     (7)   $  7,827
    FHLMC stock .......................         26        725          --         751
    FHLMC certificates ................      7,602        150         (10)      7,742
    FNMA certificates .................     12,731        115         (25)     12,821
    Collateralized mortgage obligations     13,461         45         (28)     13,478
                                          --------   --------    --------    --------
                                          $ 41,624   $  1,065    $    (70)   $ 42,619
                                          ========   ========    ========    ========
Securities held-to-maturity
    GNMA certificates .................   $  3,058   $    106    $     --    $  3,164
    FHLMC certificates ................     10,094        413          (9)     10,498
    FNMA certificates .................     13,916        253          (6)     14,163
    Collateralized mortgage obligations      2,469         30          (2)      2,497
                                          --------   --------    --------    --------
                                          $ 29,537   $    802    $    (17)   $ 30,322
                                          ========   ========    ========    ========

On December 31, 1995, the Corporation reclassified a portion of its securities held-to-maturity to available-for-sale in accordance with "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities", in order to improve the Bank's flexibility in meeting liquidity needs. The amortized cost and unrealized gain on securities transferred to available-for-sale were $9,311,000 and $141,000, respectively.

The amortized cost and estimated market value of debt securities at December 31, 1997 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                      Held-to-Maturity      Available-for-Sale
                                     ------------------    ---------------------
                                     Amortized    Fair     Amortized      Fair
                                       Cost       Value      Cost         Value
                                       ----       -----      ----         -----

Due in one year or less ........     $   999     $   995     $    --     $    --
Due after one year
 through five years ............       6,852       6,838       2,664       2,625
Due after five years
 through ten years .............       6,884       6,885         983         992
                                     -------     -------     -------     -------
                                      14,735      14,718       3,647       3,617
FHLMC stock ....................          --          --          26       1,103
Mortgage-backed securities
 and collateralized
 mortgage obligations ..........      31,683      32,700      29,432      29,983
                                     -------     -------     -------     -------
                                     $46,418     $47,418     $33,105     $34,703
                                     =======     =======     =======     =======

At December 31, 1997 and 1996, all of the Corporation's mortgage-backed and related securities were guaranteed or insured by quasi-governmental agencies (e.g., GNMA, FNMA, FHLMC).

Sales of securities available-for-sale are summarized as follows:

                                                    For the Year Ended
                                                       December 31,
                                          --------------------------------------
                                           1997           1996              1995
                                           ----           ----              ----

Proceeds .......................          $  596          $7,621          $4,914
Gross losses ...................               3             124             157


On February 13, 1995, the Corporation sold six securities classified as held-to-maturity. These sales were permissible under the provisions of SFAS No. 115 since the securities had been paid down to less than 15% of the original par value. Gross proceeds totaled $575,000, with gross gains of $2,000 and gross losses of $6,000.

NOTE 3 - LOANS RECEIVABLE

Loans receivable consist of the following at:


                                                              December 31,
                                                         -----------------------
                                                           1997          1996
                                                           ----          ----
First mortgage loans
 Principal balances:
  Secured by one-to-four-family residences .........     $ 68,283      $ 48,339
  Secured by multi-family ..........................        4,951         2,783
  Secured by commercial real estate ................          209           573
                                                         --------      --------
                                                           73,443        51,695
 Less:
  Loans in process .................................          125            --
  Net deferred loan origination costs ..............         (287)           (2)
                                                         --------      --------
       Total first mortgage loans ..................       73,605        51,697
Consumer and other loans Principal balances:
  Home equity loans ................................        2,740         2,114
  Loans on deposits ................................          116           169
  Automobile loans .................................          473           301
                                                         --------      --------
       Total consumer and other loans ..............        3,329         2,584
Less allowance for loan losses .....................          775           745
                                                         --------      --------
                                                         $ 76,159      $ 53,536
                                                         ========      ========


There were no impaired loans at December 31, 1997 or December 31, 1996.

Nonaccrual and renegotiated loans totaled approximately $256,000 and $0 at December 31, 1997 and 1996, respectively. The approximate amounts of interest income that would have been recorded under the original terms of such loans and the interest income actually recognized were not material.

The Corporation is not committed to lend additional funds to debtors whose loans have been modified.

Loans serviced for others consisted of approximately $1,527,000, $1,931,000, and $2,539,000 at December 31, 1997, 1996, and 1995, respectively. These loans were sold to the Federal Home Loan Mortgage Corporation.

The Corporation's lending activities have been concentrated primarily in Cook County, Illinois, where its main office is located. The largest portion of the Corporation's loans are originated for the purpose of enabling borrowers to purchase residential real estate property secured by first liens on such property. At December 31, 1997, approximately 89% of the Corporation's loans were secured by owner-occupied, one-to-four-family residential property. The Corporation requires collateral on all loans and generally maintains loan-to-value ratios of 80% or less.

Activity in the allowance for loan losses is summarized as follows:


                                                     For the Year Ended
                                                         December 31,
                                                 -------------------------------
                                                  1997        1996         1995
                                                  ----        ----         ----
Balance at beginning of year .............       $ 745       $ 600        $ 469
Provision charged to income ..............          30         150          133
Charge-offs ..............................          --          (5)          (2)
                                                 -----       -----        -----
                                                 $ 775       $ 745        $ 600
                                                 =====       =====        =====


NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment consists of the following at:

                                                              December 31,
                                                        ------------------------
                                                          1997            1996
                                                          ----            ----
Land ...........................................        $ 1,045         $    77
Building and landscaping .......................          1,461           1,465
Leasehold improvements .........................            102              --
Furniture, fixtures, and equipment .............            477             473
                                                        -------         -------
    Total cost .................................          3,085           2,015
Accumulated depreciation .......................           (986)           (972)
                                                        -------         -------
                                                        $ 2,099         $ 1,043
                                                        =======         =======

NOTE 5 - DEPOSITS

Savings and certificate of deposit accounts with balances greater than $100,000 totaled $5,459,000 and $6,421,000 at December 31, 1997 and 1996, respectively. Deposits greater than $100,000 are not insured.

At December 31, 1997, scheduled maturities of certificates of deposit are as follows:

        1998 ............................  $ 48,752
        1999 ............................    11,362
        2000 ............................     3,543
        2001 ............................     1,550
        2002 and thereafter .............       819
                                           --------
                                           $ 66,026
                                           ========


NOTE 6 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of Chicago were as follows:

                                              Interest
    Maturity Date                               Rate        1997            1996
    -------------                               ----        ----            ----
August 19, 1997 ...............                 9.72%     $    --        $ 1,500
October 23, 1998 ..............                 5.86       11,000             --
                                                          -------        -------
                                                          $11,000        $ 1,500
                                                          =======        =======

The Corporation maintains a collateral pledge agreement covering secured advances whereby the Corporation has agreed to at all times keep on hand, free of all other pledges, liens, and encumbrances, whole first mortgage loans on improved residential property not more than 90-days delinquent aggregating no less than 167% of the outstanding secured advances from the Federal Home Loan Bank of Chicago.

NOTE 7 - INCOME TAXES

An analysis of the provision for income taxes consists of the following:

                                                For the Year Ended
                                                   December 31,
                                        ----------------------------------------
                                          1997           1996              1995
                                          ----           ----              ----
Current
  Federal ....................           $ 842            $ 107            $ 414
  State ......................             104              (15)              33
Deferred .....................            (320)             (10)             112
                                         -----            -----            -----
                                         $ 626            $  82            $ 559
                                         =====            =====            =====

The provision for income taxes differs from that computed at the statutory corporate tax rate as follows:

                                               For the Year Ended
                                                  December 31,
                                 -----------------------------------------------
                                     1997            1996             1995
                                 ------------   -------------    ---------------
Provision for federal
  income taxes computed
  at statutory rate of 34% ...   $534    34.0%  $ 83     34.0%    $514     34.0%
State income taxes,  net
  of federal tax effect and
  other ......................     92     5.9     (1)     (.2)      45      3.0
                                 ----    ----    ----     ----     ----    ----
                                 $626    39.9%  $ 82     33.8%    $559     37.0%
                                 ====    ====    ====     ====     ====    ====


Deferred tax assets (liabilities) are comprised of the following:

                                                                December 31,
                                                            --------------------
                                                             1997           1996
                                                             ----           ----
Contributions ......................................        $ 372         $  --
Loans, principally due to allowance
  for loan losses ..................................          175           163
                                                            -----         -----
    Total deferred tax assets ......................          547           163
Unrealized gain on securities
  available-for-sale ...............................         (623)         (388)
Depreciation .......................................          (44)          (40)
Federal Home Loan Bank stock dividends .............          (42)          (42)
Deferred loan fees .................................          (60)          (19)
Contributions ......................................           --            (2)
Other ..............................................          (38)          (17)
                                                            -----         -----
    Total deferred tax liabilities .................         (807)         (508)
                                                            -----         -----
         Net deferred tax liabilities ..............        $(260)        $(345)
                                                            =====         =====

The Bank has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts which differs from the provision charged to income on the financial statements. Retained earnings at December 31, 1997 and 1996 include approximately $3,114,000 for which no deferred federal income tax liability has been recorded.


NOTE 8 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators for earnings per share computations for the period April 1, 1997 to December 31, 1997 is presented below.

Basic earnings per share
     Net income .................................................       $   944
     Less:  net income of Bank prior to conversion ..............          (171)
                                                                        -------
         Net income available to common stockholders ............       $   773
                                                                        =======
     Weighted average common shares outstanding .................         1,918
         Basic earnings per share ...............................       $   .40
                                                                        =======

The Corporation's outstanding stock options were not considered in the computations of diluted earnings per share because the effects of assumed exercise would have been antidilutive. In addition, the Corporation's outstanding performance-based stock awards granted during 1997 were not considered in the computations of diluted earnings per share because the performance conditions for such awards had not been attained as of December 31, 1997. In future years, outstanding stock options may be exercised which would increase the weighted average common shares outstanding and, thereby, dilute earnings per share. In addition, if the average common stock price were to exceed the exercise price of outstanding options in a future year or if the performance conditions specified under the performance-based stock award plan were to be met by the end of a future year, the assumed exercise of the options and/or the assumed issuance of the performance awards would have a dilutive effect on earnings per share for that future year. However, previously reported earnings per share and diluted earnings per share are not restated to reflect changes in the status of performance conditions or changes in the relationship between exercise prices and average stock prices.

NOTE 9 - EMPLOYEE BENEFIT PLANS

An employee profit sharing plan was approved by the Board of Directors effective January 1, 1985. The plan covers employees having over one year of service (one thousand working hours) and who are at least 21 years of age. Contributions to the profit sharing plan are determined and approved annually by the
Corporation's Board of Directors. Contributions of $42,000, $108,000, and $132,000 were approved and funded for the years ended December 31, 1997, 1996, and 1995, respectively.

A money purchase plan was approved by the Board of Directors effective January 1, 1993. The plan covers employees having over one year of service (one thousand working hours) and who are at least 21 years of age. The Corporation contributes an amount equal to ten percent of participants' salaries. Contributions of $82,000, and $91,000 were funded for the years ended December 31, 1996, and
1995, respectively. During 1996, the Board of Directors authorized the termination of the Corporation's money purchase plan.

As part of the conversion transaction, the Corporation established an employee stock ownership plan (ESOP) for the benefit of substantially all employees. The ESOP borrowed $1,661,060 from the Corporation and used those funds to acquire 166,106 shares of the Corporation's stock at $10 per share.

Shares issued to the ESOP are allocated to ESOP participants based on principal repayments made by the ESOP on the loan from the Corporation. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Corporation's discretionary contributions to the ESOP and earnings on ESOP assets. Principal payments are scheduled to occur in even quarterly amounts over a ten-year period. However, in the event the Corporation's contributions exceed the minimum debt service requirements, additional principal payments will be made.

During 1997, 16,610 shares of stock with an average fair value of $15.35 per share were committed to be released, resulting in ESOP compensation expense of $255,000. Shares held by the ESOP at December 31, 1997 are as follows:

Allocated shares .................................                17
Unallocated shares ...............................               149
                                                              ------
   Total ESOP shares .............................               166
                                                              ======
   Fair value of unallocated shares ..............            $2,552
                                                              ======

The Corporation has a stock option plan under the terms of which 207,633 shares of the Corporation's common stock were reserved for issuance. The options become exercisable on a cumulative basis in equal installments over a five-year period from the date of grant. The options expire ten years from the date of grant.

A summary of the status of the Corporation's stock option plan and changes during the year are presented below:


                                                                   Weighted-
                                                  December 31,       Average
                                                     1997           Exercise
                                                    Shares           Price
                                                    ------           -----
Outstanding at beginning of year ............            --          $   --
Granted .....................................       182,716           17.24
Exercised ...................................            --              --
Forfeited ...................................            --              --
                                                    -------          ------
     Outstanding at end of year .............       182,716          $17.24
                                                    =======          ======
Options exercisable at end of year ..........            --
Weighted-average fair value of options
  granted during year .......................     $    5.63
Average remaining option term ...............          9.8 years


The Corporation applies APB Opinion 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized at the date of grant. Had compensation cost been determined based on the fair value at the grant dates for awards under the plan in 1997 consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation", the Corporation's net income and earnings per share would have been reduced to the pro forma amounts in the table below. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period.

      Pro forma net income ...............  $ 742
      Pro forma earnings per share
          Basic and diluted ..............    .39

The Black-Scholes option pricing valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Date of grant .....................................      10/22/97     12/9/97
Options granted ...................................       172,334      10,382
Estimated fair value stock of options granted: ....       $  5.64    $   5.44
   Assumptions used:
       Risk-free interest rate ....................          6.12%       5.95%
       Expected option life .......................      10 years    10 years
       Expected stock price volatility ............           .05         .05
       Expected dividend yield ....................          1.40%       1.40%

In connection with the conversion to stock ownership, the Corporation adopted a Management Recognition and Retention Plan (MRP). In 1997, the Corporation contributed $1.4 million allowing the MRP to acquire 83,053 shares of common stock of the Corporation, at an average cost of $17.25 per share, to be awarded to directors and key employees. These shares vest over a five-year period. The unamortized cost of shares not yet earned (vested) is reported as a reduction of stockholders' equity. MRP compensation expense totaled $50,817 for the year ended December 31, 1997.


NOTE 10 - REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At year end, actual capital levels of the Bank and minimum required levels were:


                                                                                                               Minimum Required
                                                                                                                  to Be Well
                                                                                       Minimum Required           Capitalized
                                                                                         for Capital       Under Prompt Corrective
                                                                     Actual            Adequacy Purposes      Action Regulations
                                                            ---------------------     -------------------  -----------------------
1997                                                         Amount         Ratio      Amount       Ratio     Amount       Ratio
----                                                         ------         -----      ------       -----     ------       -----
Total capital (to risk-weighted assets) ..............      $21,468          34.9%    $ 4,928        8.0%    $ 6,159       10.0%
Tier 1 (core) capital (to risk-weighted
  assets) ............................................       20,698          33.6       2,464        4.0       3,696        6.0
Tier 1 (core) capital (to adjusted total
  assets) ............................................       20,698          12.3       5,019        3.0         N/A        N/A
Tangible capital (to adjusted total
  assets) ............................................       20,698          12.3       2,510        1.5         N/A        N/A
Tier 1 (leverage) capital (to average
  total assets) ......................................       20,698          12.6       4,920        3.0       8,200        5.0

1996
----
Total capital (to risk-weighted assets) ..............      $12,124          24.6%    $ 3,936        8.0%    $ 4,920       10.0%
Tier 1 (core) capital (to risk-weighted
  assets) ............................................       11,508          23.4       1,968        4.0       2,952        6.0
Tier 1 (core) capital (to adjusted total
  assets) ............................................       11,508           7.9       4,390        3.0         N/A        N/A
Tangible capital (to adjusted total
  assets) ............................................       11,508           7.9       2,195        1.5         N/A        N/A
Tier 1 (leverage) capital (to average
  total assets) ......................................       11,508           7.9       4,395        3.0       7,325        5.0


At December 31, 1997, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

Federal  regulations  require the Bank to comply with a Qualified  Thrift Lender
(QTL) test which requires that 65% of assets be maintained in housing-related finance and other specified assets. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances, and dividends or the institution must convert to a commercial bank charter. Management considers the QTL test to have been met.


NOTE 11 - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business of meeting the financing needs of its customers. These financial instruments include commitments to fund loans and previously approved unused lines of credit. The Corporation's exposure to credit loss in the event of nonperformance by the parties to these financial instruments is represented by the contractual amount of the instruments. The Corporation uses the same credit policy for commitments as it uses for on-balance-sheet items. These financial instruments are summarized as follows:


                                                               Contract Amount
                                                                 December 31,
                                                             -------------------
                                                              1997         1996
                                                              ----         ----
Financial instruments whose contract
 amounts represent credit risk
   Commitments to extend credit, including
     loans in process ................................       $  652       $1,223


At December 31, 1997 and 1996, commitments to extend credit, including loans in process, consisted of $352,000 and $858,000, respectively, in fixed rate commitments. The commitments at December 31, 1997 are due to expire within 30 to 60 days of issuance and have rates ranging from 7.125% to 7.5%.

Financial instruments which potentially subject the Corporation to concentrations of credit risk include interest-bearing deposit accounts in other financial institutions and loans. At December 31, 1997 and 1996, the Corporation had deposit accounts with balances totaling approximately $13,686,000 and $15,514,000, respectively, at the Federal Home Loan Bank of Chicago. Concentrations of loans are described in Note 3.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Corporation is, from time to time, a party to certain lawsuits arising in the ordinary course of its business. The Corporation believes that none of these lawsuits would, if adversely determined, have a material adverse effect on its financial condition, results of operations, or capital.

At December 31, 1997 and 1996, the Corporation was obligated under noncancelable operating leases for office space. Net rent expenses under operating leases, including the proportionate share of taxes, insurance, and maintenance costs, were approximately $95,000, $89,000, and $93,000 for the years ended December 31, 1997, 1996, and 1995, respectively. The lease for the Oak Lawn branch expires April 1, 2002. The lease for the Chicago branch expires on July 1, 2002. Projected minimum rental payments under the terms of the leases, not including taxes, insurance, and maintenance, are as follows at December 31, 1997:

            1998 ..................................    $   78
            1999 ..................................        78
            2000 ..................................        78
            2001 ..................................        78
            2002 and thereafter ...................        27
                                                       ------
                Total .............................    $  339
                                                       ======


NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The   approximate   carrying  amount  and  estimated  fair  value  of  financial instruments consist of the following:


                                                             December 31, 1997              December 31, 1996
                                                          -------------------------    --------------------------
                                                          Approximate                  Approximate
                                                           Carrying      Estimated      Carrying       Estimated
                                                            Amount       Fair Value       Amount       Fair Value
                                                            ------       ----------       ------       ----------
Financial Assets
    Cash and cash equivalents.....................        $    14,883   $    14,883   $    17,410   $    17,410
    Securities....................................             81,121        82,121        72,156        72,941
    Loans receivable, net.........................             76,159        77,293        53,536        53,873
    Federal Home Loan Bank stock..................                987           987           901           901
    Accrued interest receivable...................                904           904           788           788


                                                    December 31, 1997             December 31, 1996
                                                -------------------------    --------------------------
                                                 Approximate                  Approximate
                                                  Carrying      Estimated      Carrying       Estimated
                                                   Amount      Fair Value       Amount       Fair Value
                                                   ------      ----------       ------       ----------
Financial Liabilities
    Interest-bearing demand deposits..........  $  (20,041)    $  (20,041)   $  (19,175)   $  (19,175)
    Savings deposits..........................      (44,891)      (44,891)      (47,173)      (47,173)
    Time deposits.............................      (66,026)      (66,306)      (64,895)      (65,047)
    Advance from Federal Home Loan Bank.......      (11,000)      (11,013)       (1,500)       (1,515)
    Advance payments by borrowers for
      taxes and insurance.....................         (804)         (804)         (681)         (681)
    Accrued interest payable..................         (168)         (168)         (128)         (128)


For purposes of the above, the following assumptions were used:

Cash and Cash Equivalents: The estimated fair values for cash and cash equivalents are based on their carrying values due to the short-term nature of these assets.

Securities: The fair values of investment and mortgage-backed securities are based on the quoted market value for the individual security or its equivalent.

Loans Receivable: The estimated fair value for loans has been determined by calculating the present value of future cash flows based on the current rate the Bank would charge for similar loans with similar maturities, applied for an estimated time period until the loan is assumed to be repriced or repaid.

Deposits: The estimated fair value for time deposits has been determined by calculating the present value of future cash flows based on estimates of rates the Corporation would pay on such deposits, applied for the time period until maturity. The estimated fair values of interest-bearing demand and savings deposits are assumed to approximate their carrying values as management establishes rates on these deposits at a level that approximates the local market area. Additionally, these deposits can be withdrawn on demand.

Advances from Federal Home Loan Bank: The fair value of the Federal Home Loan Bank advance was determined by calculating the present value of future cash flows using the current rate for an advance with a similar length to maturity.

Accrued Interest: The fair values of accrued interest receivable and payable are assumed to equal their carrying values.

Off-Balance-Sheet Instruments: Off-balance-sheet items consist principally of unfunded loan commitments. The fair value of these commitments is not material.

Other assets and liabilities of the Corporation not defined as financial instruments, such as property and equipment, are not included in the above disclosures. Also not included are nonfinancial instruments typically not recognized in financial statements such as the value of core deposits, loan servicing rights, customer goodwill, and similar items.

While the above estimates are based on management's judgment of the most appropriate factors, there is no assurance that if the Corporation disposed of these items on December 31, 1997 or 1996, the fair value would have been achieved, because the market value may differ depending on the circumstances. The estimated fair values at December 31, 1997 and 1996 should not necessarily be considered to apply at subsequent dates.


NOTE 14 - PLAN OF CONVERSION

On September 10, 1996, the Board of Directors of the Bank adopted a Plan of Conversion to convert from a federal mutual savings bank to a federal stock savings bank with the concurrent formation of a holding company and the adoption of a federal thrift charter. On March 31, 1997, the Corporation sold 2,076,325 shares of common stock at $10 per share and received proceeds of $18,376,279 net of conversion expenses of $725,910 and ESOP shares. Approximately 50% of the net proceeds were used by the Corporation to acquire all of the capital stock of the Bank.

Simultaneous with the conversion, the Board of Directors of the holding company established The Hemlock Federal Charitable Foundation. The foundation is a not-for-profit entity. In 1997, the Board approved a $1,000,000 unconditional contribution to the Foundation, of which $280,000 was paid in 1997. The remaining $720,000 is included in other liabilities in the consolidated statements of financial condition at December 31, 1997.

At the time of conversion, the Bank established a liquidation account in an amount equal to its total net worth as of the latest statement of financial condition appearing in the final prospectus. The balance at that date was $11,680,000. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The liquidation account balance is not available for payment of dividends.

NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed statement of financial condition, statement of income, and statement of cash flows for Hemlock Federal Financial Corporation. The Corporation was formed on March 31, 1997. Accordingly, the statements of income and cash flows reflect the period April 1, 1997 through December 31, 1997.


                   CONDENSED STATEMENT OF FINANCIAL CONDITION
                                December 31, 1997

ASSETS
Cash and cash equivalents ....................................         $  5,448
Securities held-to-maturity ..................................            3,619
ESOP loan ....................................................            1,495
Investment in bank subsidiary ................................           21,673
Accrued interest receivable and other assets .................              364
                                                                       --------
                                                                       $ 32,599
                                                                       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued expenses and other liabilities .......................         $  2,172
Stockholders' equity
     Common stock ............................................               21
     Additional paid-in capital ..............................           20,105
     Unearned ESOP shares ....................................           (1,495)
     Unearned stock awards ...................................           (1,382)
     Retained earnings .......................................           12,203
     Net unrealized gain on subsidiary
       securities available-for-sale .........................              975
                                                                       --------
                                                                       $ 32,599
                                                                       ========

                          CONDENSED STATEMENT OF INCOME
                For the period April 1, 1997 to December 31, 1997

Income
     Securities .................................................       $   205
     ESOP loan ..................................................            87
     Interest-bearing deposits with other
       financial institutions ...................................           184
                                                                        -------
         Total income ...........................................           476
Other expenses ..................................................         1,074
                                                                        -------
Loss before income taxes and equity in undistributed
  earnings of bank subsidiary ...................................          (598)
Income tax benefit ..............................................          (202)
                                                                        -------
Loss before equity in undistributed earnings of
  bank subsidiary ...............................................          (396)
Equity in undistributed earnings of bank subsidiary .............         1,169
                                                                        -------
Net income ......................................................       $   773
                                                                        =======

                        CONDENSED STATEMENT OF CASH FLOWS
                For the period April 1, 1997 to December 31, 1997


Operating activities
     Net income ....................................................   $    773
     Adjustments to reconcile net income to net cash
       provided by operating activities
         Amortization of discounts and premiums on securities, net .         (6)
         Equity in undistributed earnings of bank subsidiary .......     (1,169)
         Change in
              Other assets .........................................       (364)
              Other liabilities ....................................        739
                                                                       --------
                  Net cash used in operating activities ............        (27)

Investing activities
     Purchase of securities held-to-maturity .......................     (7,485)
     Principal payments on securities ..............................        122
     Proceeds from maturities and calls of securities ..............      3,750
     Purchase of bank subsidiary stock .............................     (9,205)
                                                                       --------
         Net cash used in investing activities .....................    (12,818)

Financing activities
     Net proceeds from sale of common stock ........................     18,376
     Payment received on loan to ESOP ..............................        166
     Dividends paid ................................................       (249)
                                                                       --------
         Net cash provided by financing activities .................     18,293
                                                                       --------

Net change in cash and cash equivalents ............................      5,448

Cash and cash equivalents at beginning of period ...................         --
                                                                       --------

Cash and cash equivalents at end of period .........................   $  5,448
                                                                       ========

STOCKHOLDERS AND GENERAL INQUIRIES                   TRANSFER AGENT

Rosanne M. Belczak                                   Registrar and Transfer Co.
Hemlock Federal Financial Corporation                10 Commerce Drive
5700 West 159th Street                               Cranford, NJ  07016
Oak Forest, Illinois 60452                           1-(800) 368-5948
(708) 687-9400

ANNUAL AND OTHER REPORTS

         A copy of Hemlock Federal Financial Corporation's Annual Report on Form 10-KSB for the year ended December 31, 1997, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Rosanne M. Belczak, Hemlock Federal Financial Corporation, 5700 West 159th Street, Oak Forest, Illinois 60452.

                      HEMLOCK FEDERAL FINANCIAL CORPORATION
                              CORPORATE INFORMATION

Hemlock Federal Financial Corporation                Hemlock Federal Bank
Board of Directors                                   Officers

Maureen G. Partynski, Chairman                       Maureen G. Partynski
Michael R. Stevens                                    Chairman and CEO
Rosanne M. Belczak, Secretary                        Michael R. Stevens
Kenneth J. Bazarnik                                   President
Frank A. Bucz                                        Jean Thornton
Charles Gjondla                                       Vice-President, Controller
G. Gerald Schiera                                    Neil Christensen
                                                      Vice-President, Lending
                                                     Rosanne M. Belczak
                                                      Vice-President, Secretary

Hemlock Federal Bank for Savings Locations:

Main Office:
5700 W. 159th St.
Oak Forest, Illinois 60452   708-687-9400

8855 S. Ridgeland Ave.
Oak Lawn, Illinois 60453

4636 S. Damen Ave.
Chicago, Illinois 60609

Opening August, 1998:
15730 W. 127th St.
Lemont, Illinois 60439

Independent Auditors                             Special Counsel

Crowe Chizek & Co.                               Silver, Freedman & Taff, L.L.P.
One Mid America Plaza, Suite 700                 1100 New York Avenue, N.W.
Oak Brook Terrace, Illinois 60181                7th Floor
                                                 Washington, D.C.  20005

Stock Trading Information:

Hemlock Federal Financial Corporation Common Stock is traded on the NASDQ stock market under the trading symbol "HMLK."

Stockholder Services:

Stockholders should direct inquiries concerning their stock, change of name, address or ownership; report lost certificates or consolidate accounts to the Company's transfer agent at 1-800-368-5948 or write:

         Registrar and Transfer
         P.O. Box 1010
         Cranford, New Jersey 07016

Investor Relations

         Hemlock Federal Financial Corporation files an annual report to the Securities and Exchange Commission on Form 10K and three quarterly reports on Form 10Q. Copies of these forms are available by request. Requests, as well as inquiries from stockholders, analysts and others seeking information about Hemlock Financial Corporation should be directed to Michael R. Stevens, President, at 5700 W. 159th St., Oak Forest, Illinois 60452, phone 708-687-9400.

                                   SIGNATURES

     Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           HEMLOCK FEDERAL FINANCIAL CORPORATION

Date: March 31, 1998                       By: /s/ Maureen G. Partynski
                                              -------------------------
                                              Maureen G. Partynski, Chairman of
                                               the Board and Chief Executive
                                               Officer
                                              (Duly Authorized Representative)


     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.


/s/ Michael R. Stevens                       /s/ Kenneth J. Bazarnik
------------------------------------         -----------------------------------
Michael R. Stevens, President, Chief         Kenneth J. Bazarnik, Director
Financial and Accounting Officer
and Director

Date: March 31, 1998                         Date: March 31, 1998


/s/ Rosanne Pastrek-Belczak                  /s/ Charles Gjondla
------------------------------------         -----------------------------------
Rosanne Pastrek-Belczak,                     Charles Gjondla, Director
Vice-President/Secretary and
Director

Date: March 31, 1998                         Date: March 31, 1998


/s/ Frank A. Bucz                            /s/ G. Gerald Schiera
------------------------------------         -----------------------------------
Frank A. Bucz, Auditor/Consultant            G. Gerald Schiera, Director
and Director

Date: March 31, 1998                         Date: March 31, 1998