Form 10-K, Exhibit 13
period 1998-12-31
HEMLOCK FEDERAL FINANCIAL CORP
filed 1999-03-31
CIK 1029654

Exhibit 13



1998 ANNUAL REPORT





[LOGO]










                      HEMLOCK FEDERAL FINANCIAL CORPORATION

TABLE OF CONTENTS








        Chairman's Message...............................................  1
        Selected Consolidated Financial Information......................  3
        Management's Discussion and Analysis of Financial
          Condition and Results of Operations............................  5
        Consolidated Financial Statements................................ 20
        Stockholder Information.......................................... 48
        Corporate Information............................................ 49

FROM YOUR CHAIRMAN & PRESIDENT


Dear Shareholder:

        1998 was a highly productive year in which we made considerable progress in enhancing shareholder value. Net income for the year ended December 31, 1998 increased to $1.6 million, as compared to $944,000 for the previous year. Stockholder's equity decreased from $30.4 million to $27.2 million, a result of the repurchase of 365,437 shares of Hemlock Financial common stock during 1998. In addition, the Board of Directors authorized the payment of a $.30 per share dividend during 1998, an increase of over 50% from the prior year.

        In December of 1998, we opened our fourth full service facility in the high-growth suburb of Lemont, Illinois. The successful grand opening of this branch contributed to an aggregate increase in deposits of $12.2 million, or 9.3%.

        The favorable interest rate environment during the past year enabled us to increase our loan portfolio by 33.9%, with loan volume of $48.0 million, as compared to $19.3 million in the previous year.

        Other operational goals met in 1998 included the marketing of a new home equity line of credit product, the initiation of a cross-selling program, the implementation of a telephone banking service, and the conversion to a new PC-based transaction processing system.

        Despite this considerable list of accomplishments, we have experience a decrease in our stock price over the course of this past year. This has been particularly frustrating since we believe it is attributable to general weakness in the overall financial services sector, and not to the financial or operational performance of the Company. However, the Board of Directors will continue its steady course to enhance shareholder value over the long term.

        Our goals for 1999 include continued deposit growth, particularly through our Lemont facility. While we do not anticipate a continuation of the record level of refinance activity of 1998, we plan to increase originations of our home equity line, as well as multi-family lending. We are also on target to achieve Year 2000 compliance on all processing systems, and we intend to keep our customer base informed of our progress in this area.

        The Board of Directors and Management of Hemlock Federal believe that considerable opportunities exist within our market area as a result of consumer disenchantment with the increasingly impersonal approach taken by the megabanks. Hemlock Federal maintains a reputation for superior customer service as well as a strong commitment to the communities in which we serve. We intend to capitalize on this strength through marketing efforts aimed at increasing our market share and further expanding our relationships within our existing customer base.

        In 1999, Hemlock Federal will celebrate its 95th year of service to the community. The traditional principles upon which we were founded - commitment to community, prudent financial management, personal service and fulfilling the dream of home ownership - have stood the test of time. On behalf of the Directors, Managers, and Employees of Hemlock Federal, we would like to thank you for your support and confidence. Together we will work diligently at remaining a strong presence in the communities we serve and for the long-term profitability of Hemlock Federal Financial Corporation.




                                                   Maureen G. Partynski
                                                   Chairman and CEO




                                                   Michael R. Stevens
                                                   President




                   SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                                                 At December 31,
                                           -----------------------------------------------------------
                                              1998        1997        1996        1995        1994
                                           ----------- ----------- ----------- ----------- -----------

Selected Financial Condition Data:

Total assets..............................    $204,424    $176,683    $146,405    $145,626    $143,877
Cash and cash equivalents.................       6,036      14,883      17,410      13,301      16,827
Loans receivable, net(1)..................     101,977      76,159      53,536      45,232      37,659
Mortgage-backed securities:
  Held-to-maturity........................      52,516      31,683      29,537      43,106      66,040
  Available-for-sale......................      28,703      29,983      34,041      25,620       8,244
Investment securities:
  Held-to-maturity........................       6,101      14,735         ---       1,500       3,500
  Available-for-sale......................       1,810       3,617       7,827      13,125       7,934
FHLB stock................................       1,850         987         901         849         837
Deposits..................................     143,149     130,958     131,243     130,741     130,771
Total borrowings..........................      31,000      11,000       1,300       1,500       1,500
Stockholders' Equity......................      27,206      30,427      12,115      11,877      10,379




                                                         Year Ended
                                                        December 31,
                                      ----------------------------------------------
                                        1998      1997      1996      1995      1994
                                      --------- --------- --------- --------- ------
                                                   (Dollars in Thousands)
Selected Operations Data:

Total interest income................   $12,750   $11,293   $10,137    $9,934   $8,501
Total interest expense...............     6,842     5,723     5,643     5,416    4,672
                                        -------   -------   -------    ------   ------
  Net interest income................     5,908     5,570     4,494     4,518    3,829
Provision for loan losses............        21        30       150       133      150
                                        -------   -------   -------    ------   ------
Net interest income after provision
  for loan losses....................     5,887     5,540     4,344     4,385    3,679
Fees and service charges.............       573       417       379       352      308
Gain (loss) on sales of mortgage-backed
  securities and investment securities       19        (3)     (124)     (161)     (89)
Other non-interest income............       117       125       132       146      164
                                        -------   -------   -------    ------   ------
Total non-interest income............       709       539       387       337      383
Total non-interest expense...........     4,085     4,509     4,487     3,211    3,180
                                        -------   -------   -------    ------   ------
Income before taxes..................     2,511     1,570       244     1,511      882
Income tax provision ................       957       626        82       559      343
                                        -------   -------   -------    ------   ------
Net income...........................   $ 1,554   $   944   $   162    $  952   $  539
                                        =======   =======   =======    ======   ======


(1)  The allowance for loan losses at December 31, 1998,  1997,  1996, 1995, and
     1994  was   $775,000,   $775,000,   $745,000,   $600,000,   and   $469,000,
     respectively.




                                                                     Year Ended December 31,
                                                    -----------------------------------------------------
                                                         1998       1997       1996      1995       1994
                                                    -----------------------------------------------------
Selected Financial Ratios and Other Data:
Performance Ratios:
  Return on assets (ratio of net income to average
       total assets)..........................            0.80%     0.58%      0.11%     0.66%      0.37%
  Return on equity (ratio of net income to average
      equity).................................            5.33      3.52       1.38      8.73       5.27
  Interest rate spread information:
     Average during period.....................           2.58      2.85       2.93      3.01       2.49
    End of period..............................           2.58      2.92       3.07      3.11       2.93
    Net interest margin(2).....................           3.17      3.53       3.20      3.25       2.69
  Ratio of operating expense to average total assets      2.12      2.76       3.07      2.23       2.18
  Ratio of average interest-earning assets to average
        interest-bearing liabilities...........         116.16    118.59     106.67    106.31     106.27
Quality Ratios:
  Non-performing assets to total assets at
       end of period                                      0.06      0.15       0.05      0.40       0.43
  Allowance for loan losses to non-performing loans     623.40    302.73     116.51    103.63      76.01
  Allowance for loan losses to gross loans receivable     0.78      1.01       1.37      1.31       1.23

Capital Ratios:(2)
  Stockholders' equity to total assets at
      end of period                                      13.31     17.22       7.86      8.16       7.22
  Average stockholders' equity to average assets         15.09     16.45       7.93      7.59       7.01

Other data:
   Number of full service offices..............             4          3         3         3          3

(1) Ratios are exclusive of SFAS 115 valuation. (2) Net interest income divided by average interest-earning assets.

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

Financial Condition

        Consolidated total assets aggregated $204.4 million and $176.7 million at December 31, 1998 and December 31, 1997, respectively. The increase in total assets is primarily attributable to an increase in loans receivable of $25.8 million due primarily to an increase in refinancing activity in the Company's market area and an increase in securities held-to-maturity of $12.2 million. The increase was partially offset by a decrease in cash and cash equivalents of $8.8 million.

        Total liabilities at December 31, 1998 were $177.2 million compared to $146.3 million at December 31, 1997, an increase of $30.9 million. Total deposits increased by $12.1 million, from $131.0 million at December 31, 1997 to $143.1 million at December 31, 1998, due principally to a general increase in deposits in the Company's existing branches as well as the opening of an additional branch office in December, 1998. In addition, FHLB advances increased by $20.0 million, from $11.0 million at December 31, 1997 to $31.0 million at December 31, 1998. The increase in deposits and advances was used to fund increases in both loans receivable and securities held-to-maturity.

        Stockholders' equity at December 31, 1998 was $27.2 million compared to $30.4 million at December 31, 1997, a decrease of $3.2 million. This decrease was due primarily to the repurchase of 365,437 shares of the Company's stock during 1998.

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


                       COMPARISON OF OPERATING RESULTS FOR
                   THE YEARS ENDED DECEMBER 31, 1998 AND 1997

General

        Consolidated net income of the Company for the year ending December 31, 1998 was $1.6 million, as compared to $944,000 for the year ending December 31, 1997. The $610,000 increase in net income was primarily attributable to the $613,000 after-tax accrual to establish the Hemlock Federal Charitable Foundation, recorded in March, 1997.

Net Interest Income

        Net interest income after provisions for loan losses increased by $347,000 to $5.9 million for the year ending December 31, 1998, as compared to $5.5 million for the year ending December 31, 1997. The net interest margin decreased to 3.17% for the year ended December 31, 1998 from 3.53% for the year ended December 31, 1997, primarily as a result of a decrease in the yield of interest earning assets for the year ended December 31, 1998, as reflected in the decrease in the interest rate spread to 2.58% for the year ended December 31, 1998 from 2.85% for the year ended December 31, 1997.

Interest Income

        Interest income for the year ended December 31, 1998 was $12.7 million compared to $11.3 million for the year ended December 31, 1997. The increase in interest income was primarily a result of an increase of $28.1 million in the average balance of interest-earning assets as a result of the increases in both loans receivable and securities held-to-maturity for the year ended December 31, 1998. The average balance of loans receivable increased $28.1 million and the average balance of securities increased $2.1 million. This was partially offset by a decrease in the average yield on interest-earning assets to 6.85% for the year ended December 31, 1998 from 7.15% for the year ended December 31, 1997. The yield on loans and mortgage-backed securities decreased as a result of declining market rates.

Interest Expense

        Interest expense for the year ended December 31, 1998 was $6.8 million compared to $5.7 million for the year ended December 31, 1997. The increase was primarily the result of a $27.0 million increase in the average balance of interest-bearing liabilities resulting from increased deposits as well as an increase in advances from the Federal Home Loan Bank of Chicago.

Provisions for Loan Losses

        The Company recorded a provision for loan losses of $21,000 for the year ended December 31, 1998, which offset chargeoffs of $21,000 during the same period. The total allowance for loan losses was $775,000 as of December 31, 1998. The allowance was equal to 0.78% of total loans and 623.40% of non-performing loans as of December 31, 1998. The Company had non-performing assets totaling $124,000 as of December 31, 1998. The amount of the provision and allowance for losses on loans is influenced by current economic conditions, actual loss experience, industry trends and other factors, such as adverse economic conditions, including declining real estate values, in the Company's market area. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the Company's allowance for losses on loans. While management believes the existing level of reserves is adequate, future adjustments to the allowance may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control.

Non-Interest Income

        Non-interest income increased $170,000 to $709,000 for the year ended December 31, 1998. The increase was primarily attributable to a $156,000 increase in fees and charges resulting from an increase in fees associated with lending.

Non-Interest Expense

        Non-interest expense was $4.1 million for the year ended December 31, 1998, and $4.5 million for the year ended December 31, 1997. The $400,000 decrease was due to the $1.0 million accrual to establish the Hemlock Federal Charitable Foundation in 1997. This was offset by an increase of $373,000 in compensation expense in 1998 due to the establishment of the Recognition and Retention Plan as well as the hiring of additional personnel for the new branch.

Provision for Income Taxes

        The Company's federal and state income tax expense increased from $626,000 for the year ended December 31, 1997 to $957,000 for the year ended December 31, 1998. The $331,000 increase in income tax was the result of the increase in net income before income taxes of $941,000.

                       COMPARISON OF OPERATING RESULTS FOR
                   THE YEARS ENDED DECEMBER 31, 1997 AND 1996

General

        Consolidated net income of the Company for the year ending December 31, 1997 was $944,000, as compared to $162,000 for the year ending December 31, 1996. The $782,000 increase in net income was primarily attributable to the reinvestment of proceeds from the stock offering, as well as the $514,000 after tax one time payment to recapitalize the Savings Association Insurance Fund, which occurred in 1996. These items were partially offset by the $650,000 after-tax accrual to establish the Hemlock Federal Charitable Foundation, which took place in March, 1997.

Net Interest Income

        Net interest income after provisions for loan losses increased by $1.1 million, to $5.6 million for the year ending December 31, 1997, as compared to $4.5 million for the year ending 1996. The net interest margin increased to 3.53% for the year ended December 31, 1997 from 3.20% for the year ended December 31, 1996, primarily as a result of the increase in the ratio of interest earning assets to interest-bearing liabilities to 118.59% for the year ended December 31, 1997 from 106.67% for the year ended December 31, 1996. This was partially offset by a decrease in the net interest spread to 2.85% for the year ended December 31, 1997 from 2.93% for the year ended December 31, 1996.

Interest Income

        Interest income for the year ended December 31, 1997 was $11.3 million compared to $10.1 million for the year ended December 31, 1996. The increase in interest income was primarily a result of an increase of $17.3 million in the average balance of interest-earning assets as a result of the Company investing net proceeds from the initial public offering, which occurred in March 1997. The average balance of loans receivable increased $10.0 million and the average balance of securities increased $8.8 million. This was partially offset by a decrease in the average yield on interest-earning assets to 7.15% for the year ended December 31, 1997 from 7.21% for the year ended December 31, 1996. The yield on loans and mortgage-backed securities decreased as a result of declining market rates.

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

Non-Interest Expense

        Non-interest expense was $4.5 million for both the years ended December 31, 1997, and 1996. Non-interest expense for 1997 included a $1.0 million accrual to establish the Hemlock Federal Charitable Foundation, as well as an increase in compensation expense of $183,000, due primarily to costs associated with the ESOP and RRP benefit plans. This increase was offset by a decrease of $231,000 in federal insurance premiums for the year ended December 31, 1997. Noninterest expense for 1996 also included the payment of $840,000 to recapitalize the Savings Association Insurance Fund.

Provision for Income Taxes

        The Company's federal and state income tax expense increased from $82,000 for the year ended December 31, 1996 to $626,000 for the year ended December 31, 1997. The $544,000 increase in income tax was the result of the increase in net income before income taxes of $1.3 million.

Quantitative and Qualitative Disclosures About Market Risk

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

                                                                 Year Ended December 31,
                           --------------------------------------------------------------------------------------------
                                         1998                              1997                          1996
                           ------------------------------  ------------------------------ -----------------------------
                            Average     Interest              Average    Interest           Average    Interest
                           Outstanding   Earned/  Yield/    Outstanding   Earned/  Yield/ Outstanding   Earned/  Yield/
                            Balance       Paid     Rate       Balance      Paid     Rate    Balance       Paid    Rate
                           ----------- --------- --------  ------------ ---------- ------ ----------- --------- -------

Loans receivable(1)........   $88,595   $6,535      7.38%     $60,541     $4,829    7.98%   $50,555     $4,069    8.05%
Mortgage-backed securities.    70,005    4,538      6.48       63,597      4,295    6.75     65,739      4,617    7.02
Securities(2)..............    14,465      919      6.35       18,759      1,210    6.45      9,992        599    5.99
Interest-bearing deposits..    11,286      632      5.60       14,082        884    6.28     13,428        782    5.82
Other earning assets(3)....     1,768      126      7.12          986         75    7.61        915         70    7.65
                              -------   ------               --------     ------             ------    -------
   Total earning assets(1).   186,118   12,750      6.85      157,965     11,293    7.11    140,629     10,137    7.21
Non-interest earning assets     6,833                           5,151                         5,354
                             --------                        --------                        ------
   Total assets............  $192,951                        $163,196                      $195,983
                             ========                        ========                      ========

Interest-Earning Liabilities:
Savings deposits...........    46,460    1,333      2.87       45,741      1,467    3.21     46,369      1,445    3.12
Demand and NOW.............    15,663      319      2.04       14,211        337    2.37     13,330        323    2.42
MMDA.......................     5,712      180      3.15        5,024        159    3.16      5,516        174    3.15
Certificates of Deposit....    67,467    3,659      5.42       64,765      3,541    5.47     65,125      3,552    5.45
Borrowings.................    24,923    1,351      5.42        3,462        219    6.32      1,500        149    9.93
                             --------   ------                 ------     ------             ------     ------
   Total interest-bearing
      liabilities..........   160,225    6,842      4.27      133,203      5,723    4.30    131,840      5,643    4.28
                                        ------                            ------                        ------

Non-interest-bearing
      liabilities..........     3,592                           3,091                         2,531
                              -------                          ------                        ------
   Total liabilities.......   163,817                         136,312                       134,371

Equity.....................    29,134                          26,834                        11,612
                             --------                         -------                       -------
   Total liabilities and
      equity...............  $192,951                        $163,146                      $145,983
                             ========                        ========                      ========

Net interest/spread........            $5,908      2.58%                  $5,570    2.85%               $4,494    2.93%
                                       ======     =====                   ======    ====                ======    ====
Margin.....................                        3.17%                            3.53%                         3.20%
                                                  =====                             ====                          ====
Assets to liabilities...     116.16%                         118.59%                        106.67%
                             ======                          ======                         ======

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
(2)  Calculated based on amortized cost.
(3)  Includes FHLMC, FHLB stock and equity securities, at cost.

        The following table presents the weighted average yields earned on loans, securities and other interest-earning assets, and the weighted average rates paid on savings deposits and the resultant interest rate spreads at the date indicated. Weighted average balances are based on monthly balances.



                                                              At December 31,
                                          ----------------------------------------------------
                                              1998       1997       1996       1995      1994
                                          ----------------------------------------------------
Weighted average yield on:
 Loans receivable(1)................           7.27%      7.63%      7.81%     8.06%      8.20%
 Mortgage-backed securities(2)......           6.32       6.99       7.28      8.22       6.42
 Securities(2)......................           6.35       5.22       7.60      5.10       6.71
 Other interest-earning assets......           4.81       5.77       6.16      4.26       5.38
   Combined weighted average yield
        on interest-earning assets..           6.75       7.27       7.36      7.45       6.78

Weighted average rate paid on:
 Passbook Savings ..................           2.94       2.94       3.14      3.15       3.14
 NOW................................           2.02       2.22       2.52      3.14       3.14
 MMDA...............................           3.20       3.20       3.20      2.52       2.52
 Certificate accounts...............           4.76       5.62       5.47      5.57       4.65
 Borrowings.........................           4.91       5.86       9.72      9.72       9.72
    Combined weighted average rate
        paid on interest-bearing
        liabilities.................           4.17       4.35       4.29      4.34       3.85

Spread..............................           2.58%      2.92%      3.07%     3.11%      2.93%


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


                                        Year Ended December 31,       Year Ended December 31,
                                               1997 vs. 1998                 1996 vs. 1997
                                    ------------------------------- ----------------------------
                                          Increase                        Increase
                                         (Decrease)                      (Decrease)
                                           Due to          Total           Due to        Total
                                    ------------------    Increase   ----------------  Increase
                                      Volume     Rate    (Decrease)   Volume    Rate  (Decrease)
                                    ---------  --------  ----------  --------  ------ ----------
Interest-earning assets:
 Loans receivable...................   $2,093  $ (387)    $  1,706   $  797    $   (37)   $  760
 Mortgage-backed securities.........      420    (177)         243     (148)      (174)     (322)
 Securities........................      (273)    (18)        (291)     562         49       611
Interest-bearing deposits...........     (163)    (89)        (252)      39         63       102
Other earning assets................       56      (5)          51        5        ---         5
                                       ------  ------     --------   ------    -------    ------
   Total interest-earning assets....    2,133    (676)       1,457    1,255        (99)    1,156

Interest-bearing liabilities:
 Passbook savings...................       23    (157)        (134)     (20)        42        22
 NOW................................       32     (50)         (18)      21         (7)       14
 MMDA...............................       22      (1)          21      (16)         1       (15)
 Certificate of Deposit.............      147     (29)         118      (20)         9       (11)
 Borrowings.........................    1,168     (36)       1,132      139        (69)       70
                                       ------  ------     --------   ------    -------    ------

   Total interest-bearing liabilities   1,392    (273)       1,119      104        (24)       80
                                       ------  ------     --------   ------    -------    ------

Net interest/spread.................   $  741  $ (404)    $    338   $1,151    $   (75)   $1,076
                                       ======  ======     ========   ======     ======    ======


        Asset/Liability Management. In an attempt to manage its exposure to changes in interest rates, management monitors the Company's interest rate risk. The Board of Directors reviews at least quarterly the Company's interest rate risk position and profitability. The Board of Directors also reviews the Company's portfolio, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Company's objectives in the most effective manner. In addition, the Board anticipates reviewing on a quarterly basis the Company's asset/liability position, including simulations of the effect on the Company's capital of various interest rate scenarios.

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

        The Company has taken a variety of steps to manage its interest rate risk level. First, the Company maintains a significant portfolio of mortgage-backed securities having adjustable rates and/or short or intermediate terms to maturity. At December 31, 1998, $60.5 million or 29.6% of the Company's assets consisted of mortgage-backed and related securities having adjustable or floating interest rates or anticipated average lives of five years or less. Second, the Company focuses its lending activities on the origination of adjustable rate mortgage loans ("ARMs"), seven year balloon loans and fixed rate loans with terms to maturity of 15 years or less. Third, the Company maintains a portfolio of securities and liquid assets with weighted average lives of three years or less. At December 31, 1998, the Company had $7.9 million of securities with a remaining average life of three years or less. Finally, a substantial proportion of the Company's liabilities consists of NOW and passbook savings accounts which are believed by management to be somewhat less sensitive to interest rate changes than certificate accounts.

        Net Portfolio Value. Management utilizes the net portfolio value ("NPV") analysis to quantify interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an immediate and sustained 200 basis point change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Pursuant to this regulation, thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Savings institutions, however, with less than $300 million in assets and a total capital ratio in excess of 12%, will be exempt from this requirement unless the OTS determines otherwise. The OTS has postponed the implementation of the rule until further notice. Based upon its asset size and capital level at December 31, 1998, the Bank would qualify for an exemption from this rule; however, management believes that the Bank would not be required to make a deduction from capital if it were subject to this rule.

        The following table sets forth, at December 31, 1998, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+/-400 basis points, measured in 100 basis point increments) as compared to tolerance limits under the Bank's current policy.




    Change in              Net Portfolio Value         NPV as % of PV of Assets
Interest Rates    ------------------------------------ ------------------------
 (Basis Points)    $ Amount       $ Change   % Change   NPV Ratio      Change
----------------  ----------     ---------- ---------- -----------    ---------
                                (Dollars in Thousands)

     +400            $18,194   $(10,183)      (36)%        9.60%       (410)bp
     +300             21,362     (7,015)      (25)%       11.00%       (271)bp
     +200             24,395     (3,982)      (14)%       12.25%       (145)bp
     +100             26,870     (1,507)       (5)%       13.21%        (50)bp
      ---             28,377                              13.71%
     -100             28,735        358         1 %       13.71%        --- bp
     -200             28,617        240         1 %       13.51%        (20)bp
     -300             28,962        585         2 %       13.48%        (23)bp
     -400             29,027        650         2 %       13.33%        (38)bp

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

        Federal regulations require Hemlock Federal to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 5% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years. Hemlock Federal has historically maintained its liquidity ratio for regulatory purposes at levels in excess of those required. At December 31, 1998, Hemlock Federal's liquidity ratio for regulatory purposes was 10.45%.

        The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows provided by operating activities were $1.8 million and $2.5 million for the years ended December 31, 1998 and December 31, 1997, respectively. Net cash from investing activities consisted primarily of disbursements for loan originations and the purchase of investments and mortgage-backed securities, offset by principal collections on loans, proceeds from maturation and sales of securities and paydowns on mortgage-backed securities. Net cash from financing activities consisted primarily of activity in proceeds from the issuance of stock in 1997, proceeds from borrowings in 1997 and 1998, and proceeds from deposits in 1998.

        The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 1998, cash and short-term investments totaled $6.0 million. The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Company may also utilize the sale of securities available-for-sale and Federal Home Loan Bank advances as a source of funds.

        At December 31, 1998, the Bank had outstanding commitments to originate loans of $2.1 million of which $1.9 million had fixed interest rates. These loans are to be secured by properties located in its market area. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from December 31, 1998 totaled $57.8 million. Management believes that a significant portion of such deposits will remain with the Bank.

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

        Hemlock Federal is subject to various regulatory capital requirements imposed by the OTS. At December 31, 1998, Hemlock Federal was in compliance with all applicable capital requirements on a fully phased-in basis. See "Regulation
- Regulatory Capital Requirements" and Note 10 of the Notes to the Financial Statements.

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

        At December 31, 1998, the Bank continued to exceed all regulatory capital requirements with tangible and core capital of $22.7 million and $22.7 million, or 11.24% and 11.24% of adjusted total assets, respectively, which were approximately $19.6 million and $14.6 million above the minimum requirements of 4.0% and 1.5%, respectively, of the adjusted total assets in effect on that date. On December 31, 1998 the Bank had risk-based capital of $23.4 million, or 30.0% of risk-weighted assets of $78.2 million. This amount was $17.2 million above the 8.0% requirement in effect on that date. Under regulatory guidelines, the Bank was considered well-capitalized at December 31, 1998.

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

Impact of New Accounting Standards

        Statement of Financial Accounting Standards No. 131, Disclosure about Segments of a Business Enterprise ("SFAS 131"), establishes standards for the way that public enterprises report information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of an enterprise about which separate financial information is available and that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and is assessing performance. The Company operates in only one business segment.

        Statement of Financial Accounting Standards (Statement) No. 133 on derivatives will, in 2000, require all derivatives to be recorded at fair value in the balance sheet, with changes in fair value charged or credited to income. If derivatives are documented and effective as hedges, the change in the derivative fair value will be offset by an equal change in the fair value of the hedged item. Under the new standard, securities held-to-maturity can no longer be hedged, except for changes in the issuer's creditworthiness. Therefore, upon adoption of Statement No. 133, companies will have another one-time window of opportunity to reclassify held-to-maturity securities to either trading or available-for-sale, provided certain criteria are met. This Statement may be adopted early at the start of a calendar quarter. Since the Company has no significant derivative instruments or hedging activities, adoption of Statement No. 133 is not expected to have a material impact on the Company's financial statements.

        Statement No. 134 on mortgage banking will, in 1999, allow mortgage loans that are securitized to be classified as trading; available-for-sale; or, in certain circumstances, held-to- maturity. Currently, these must be classified as trading. Since the Company has not securitized mortgage loans, Statement No. 134 is not expected to affect the Company.

        The Financial Accounting Standards Board continues to study several issues, including recording all financial instruments at fair value and abolishing pooling-of-interests accounting. Also, it is likely that APB 25's measurement for stock option plans will be limited to employees and not to non-employees such as directors, thereby causing compensation expense to be required for 1999 awards of stock options to outside directors.

Year 2000

        General. The Year 2000 ("Y2K") issue confronting the Company and its suppliers, customers, customers' suppliers, and competitors centers on the inability of computer systems to recognize the year 2000. Many existing computer programs and systems originally were programmed with six-digit dates that provided only two digits to identify the calendar year in the date field. With the impending new millennium, these programs and computers will recognize "00" as the year 1900 rather than the year 2000.

        Financial institution regulators recently have increased their focus upon Y2K compliance issues and have issued guidance concerning the responsibilities of senior management and directors. The Federal Financial Institutions Examination Council has issued several interagency statements on Y2K project management awareness. These statements require financial institutions to, among other things, examine the Y2K implications of their reliance on vendors and with respect to the data exchange and the potential impact of the Y2K issue on their customers, suppliers, and borrowers. These statements also require each federally regulated institution to survey its exposure, measure its risk, and prepare a plan to address the Y2K issue. In addition, the federal banking regulators have issued safety and soundness guidelines to be followed by insured depository institutions, such as the Bank, to assure resolution of any Y2K problems. The federal banking agencies have assessed that Y2K testing and certification is a key safety and soundness issue in conjunction with regulatory exams and, thus, that an institution's failure to address appropriately the Y2K issue could result in supervisory action, including reduction of the institution's supervisory ratings, the denial of applications for approval of mergers or acquisitions, or the imposition of civil money penalties.

        Risks. Like most financial service providers, the Company and its operations may be significantly affected by the Y2K issue due to its dependence on technology and date-sensitive data. Computer software and hardware and other equipment, both within and outside the Company's direct control, and third parties with whom the Company electronically or operationally interfaces (including without limitation its customers and third party vendors) are likely to be affected. If computer systems are not modified in order to be able to identify the year 2000, many computer applications could fail or create erroneous results. As a result, many calculations which rely on date field information, such as interest, payment on due dates, and all operating functions, could generate results which are significantly misstated and the Company could experience an inability to process transactions, prepare statements, or engage in similar normal business activities. Likewise, under certain circumstances, a failure to adequately address the Y2K issue could adversely affect the viability of the Company's suppliers and creditors and the creditworthiness of its borrowers. Thus, if not adequately addressed, the Y2K issue could result in a significant adverse impact on the Company's operations and, in turn, its financial condition and results of operations.

        State of Readiness. The Company has established a formal plan to address the Y2K issue consisting of the following phases:

        Awareness Phase. The Company formally established a Y2K plan and established a project team for management of the Y2K project. The project team created a plan of action that includes milestones, budget estimates, strategies, and methodologies to track and report the status of the project. Members of the project team also attended conferences and information sharing sessions to gain more insight into the Y2K issue and potential strategies for addressing it. This phase is substantially complete.

        Renovation Phase. The Company's corporate inventory revealed that Y2K upgrades were available for all vendor-supplied mission-critical systems, and all these Y2K-ready versions have been delivered and placed into production and have entered the validation process.

        Validation Phase. The validation phase is designed to test the ability of hardware and software to accurately process date-sensitive data. The Company has substantially completed the validation testing of each mission-critical system. The project team completed various tests, and during the validation testing process, no significant Y2K problems have been identified relating to any modified or upgraded mission-critical system.

        Company Resources Invested. The Company's Y2K project team has been assigned the task of ensuring that all systems across the Company are identified, analyzed for Y2K compliance, corrected if necessary, tested, and have the changes into service by March 31, 1999. The Y2K project team members represent all functional areas of the Company, including data processing, loan administration, accounting, item processing and operations, compliance, human resources, and marketing. The Company's Board of Directors oversees the Y2K plan and provides guidance and resources to, and receives quarterly updates from, the Y2K team.

        The Company is expensing all costs associated with required system changes as those costs are incurred, and such costs are being funded through operating cash flows. The total cost of the Y2K conversion project since commencement for the Company is estimated to be less than $30,000. The Company does not expect significant increases in future data processing costs related to Y2K compliance.

        Contingency Plans. During the assessment phase, the Company began developing back-up or contingency plans for each of its mission-critical systems. Virtually all of the Company's mission-critical systems are dependent upon third party vendors or service providers. Therefore, contingency plans include selecting a new vendor or service provider and converting to their system. In the event a current vendor's system fails during the validation phase and it is determined that the vendor si unable or unwilling to correct the failure, the Company will convert to a new system for a pre-selected list of prospective vendors. In each case, realistic trigger dates have been established to allow for orderly and successful conversions. For some systems, contingency plans consist of using spreadsheet software or reverting to manual systems until system problems can be corrected.

Safe Harbor Statement

        This report contains  forward-looking  statements  within the meaning of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by the use of the words "believe", "expect", "intend", "anticipate", "estimate", "project" or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on the operations and future prospects of the Company and the subsidiaries include, but are not limited to, changes in: interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Hemlock Federal Financial Corporation
Oak Forest, Illinois


We have audited the accompanying consolidated statements of financial condition of Hemlock Federal Financial Corporation and Subsidiary, as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hemlock Federal Financial Corporation and Subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




                          Crowe, Chizek and Company LLP
Oak Brook, Illinois
January 22, 1999


                            HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
------------------------------------------------------------------------------------------------------------
                               CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                         December 31, 1998 and 1997
                                           (Dollars in thousands)
------------------------------------------------------------------------------------------------------------


                                                                      1998          1997
                                                                ------------   ------------
ASSETS
Cash and due from banks                                            $    2,929    $   2,714
Interest-bearing deposits in financial institutions                     3,107       12,169
                                                                   ----------    ---------
    Cash and cash equivalents                                           6,036       14,883

Securities available-for-sale                                          30,513       34,703
Securities held-to-maturity (fair value:  1998 - $59,527;
  1997 - $47,418)                                                      58,617       46,418
Loans receivable, net                                                 101,977       76,159
Federal Home Loan Bank stock, at cost                                   1,850          987
Accrued interest receivable                                               932          904
Premises and equipment, net                                             3,567        2,099
Prepaid expenses and other assets                                         932          530
                                                                   ----------    ---------

    Total assets                                                   $  204,424    $ 176,683
                                                                   ==========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                           $  143,149    $ 130,958
Advances from Federal Home Loan Bank                                   31,000       11,000
Advance payments by borrowers for taxes
  and insurance                                                         1,075          804
Accrued interest payable and other liabilities                          1,994        3,494
                                                                   ----------    ---------
    Total liabilities                                                 177,218      146,256

Stockholders' equity
    Common stock, $.01 par value; 2,500,000 shares
      authorized; 2,076,325 shares issued                                  21           21
    Additional paid-in capital                                         20,208       20,105
    Unearned ESOP shares                                               (1,329)      (1,495)
    Unearned stock awards                                              (1,120)      (1,382)
    Treasury stock, 370,437 shares                                     (4,863)           -
    Retained earnings, substantially restricted                        13,207       12,203
    Accumulated other comprehensive income                              1,082          975
                                                                   ----------    ---------
        Total equity                                                   27,206       30,427
                                                                   ----------    ---------

           Total liabilities and stockholders' equity              $  204,424    $ 176,683
                                                                   ==========    =========

See   accompanying   notes  to  consolidated   financial statements.


------------------------------------------------------------------------------------------------------------
                                     CONSOLIDATED  STATEMENTS  OF  INCOME
                                Years ended December 31, 1998,  1997, and 1996
                                 (Dollars in thousands, except per share data)
------------------------------------------------------------------------------------------------------------

                                                             1998        1997         1996
                                                             ----        ----         ----
Interest income
   Loans                                                  $   6,535    $   4,829   $  4,068
   Mortgage-backed and other securities                       4,519        4,295      4,617
   Securities                                                   976        1,210        599
   Other interest-earning assets                                720          959        853
                                                          ---------    ---------   --------
      Total interest income                                  12,750       11,293     10,137

Interest expense
   Deposits                                                   5,491        5,504      5,494
   Other borrowings                                           1,351          219        149
                                                          ---------    ---------   --------
      Total interest expense                                  6,842        5,723      5,643
                                                          ---------    ---------   --------


Net interest income                                           5,908        5,570      4,494

Provision for loan losses                                        21           30        150
                                                          ---------    ---------   --------


Net interest income after provision for loan losses           5,887        5,540      4,344

Noninterest income
   Fees and service charges                                     573          417        379
   Rental income                                                 40           40         43
   Gain (loss) on sale of securities                             19           (3)      (124)
   Miscellaneous income                                          77           85         89
                                                          ---------    ---------   --------
      Total noninterest income                                  709          539        387

Noninterest expense
   Compensation and employee benefits                         2,237        1,864      1,681
   Occupancy and equipment expenses                             625          625        720
   Data processing                                              240          235        226
   Federal insurance premiums                                    81           71        302
   SAIF special assessment                                        -            -        840
   Advertising and promotion                                    148           80        129
   Contributions                                                  7        1,007         40
   Other                                                        747          627        549
                                                          ---------    ---------   --------
      Total noninterest expense                               4,085        4,509      4,487
                                                          ---------    ---------   --------


Income before provision for income taxes                      2,511        1,570        244

Provision for income taxes                                      957          626         82
                                                          ---------    ---------   --------


Net income                                                $   1,554    $     944   $    162
                                                          =========    =========   ========

Earnings per share
   Basic and diluted                                        $   .88     $    .40
                                                            =======     ========



------------------------------------------------------------------------------------------------------------------------------------
                                                  (Continued)
                         CONSOLIDATED  STATEMENTS  OF CHANGES  IN  STOCKHOLDERS' EQUITY
                                 Years ended  December 31, 1998,  1997, and 1996
                                (Dollars  in  thousands,  except  per share data)
------------------------------------------------------------------------------------------------------------------------------------


                                                                                               Accumulated
                                              Additional Unearned Unearned                        Other        Total        Compre-
                                       Common  Paid-in    ESOP     Stock    Treasury Retained Comprehensive Stockholders'   hensive
                                       Stock   Capital   Shares    Awards     Stock  Earnings    Income       Equity         Income
                                     -------- --------- --------- --------- -------- ---------- ---------- -------------- ----------
Balance at January 1, 1996             $   -     $   -  $     -   $    -    $     -   $11,346     $  531    $  11,877

Comprehensive income:
   Net income                              -         -        -        -          -       162          -          162       $   162

   Change in unrealized gain on
     securities available-for-sale,
     net of reclassification and
     tax effects                           -         -        -        -          -         -         76           76            76
                                      ------   -------  -------   ------    -------    ------    -------     --------       -------
      Total comprehensive
        income                                                                                                              $   238
                                                                                                                            =======

Balance at December 31, 1996              -         -        -         -          -    11,508        607       12,115

Issuance of stock and restricted
  stock awards in connection
  with conversion                        21    20,016   (1,661)   (1,433)         -         -          -       16,943

ESOP shares earned                        -        89      166         -          -         -          -          255

Stock awards earned                       -         -        -        51          -         -          -           51

Cash dividends ($.12 per share)           -         -        -         -          -      (249)         -         (249)

Comprehensive income:
   Net income                             -         -        -         -          -       944          -          944       $   944

   Change in unrealized gain on
     securities available-for-sale,
     net of reclassification and
     tax effects                          -         -        -         -          -         -         368         368           368
                                      -----    ------   ------    ------    -------    ------    --------     -------        ------
      Total comprehensive
        income                                                                                                               $1,312
                                                                                                                             ======



------------------------------------------------------------------------------------------------------------------------------------
                         CONSOLIDATED  STATEMENTS  OF CHANGES  IN  STOCKHOLDERS' EQUITY
                                 Years ended  December 31, 1998,  1997, and 1996
                                (Dollars  in  thousands,  except  per share data)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Accumulated
                                              Additional Unearned   Unearned                        Other        Total       Compre-
                                      Common   Paid-in     ESOP      Stock     Treasury Retained Comprehensive Stockholders' hensive
                                       Stock   Capital    Shares     Awards      Stock  Earnings    Income       Equity      Income
                                     -------- ---------- ---------- ---------- -------- -------- ------------- ------------- -------

Balance at December 31, 1997          $   21   $20,105   $(1,495)   $ (1,382)    $    -  $12,203     $ 975     $30,427

ESOP shares earned                         -       103       166           -          -        -         -         269

Stock awards earned                        -         -         -         262          -        -         -         262

Cash dividends ($.30 per share)            -         -         -           -          -     (550)        -        (550)

Purchase of treasury stock                 -         -         -           -     (4,863)       -         -      (4,863)

Comprehensive income:
   Net income                              -         -         -           -          -    1,554         -       1,554    $  1,554

   Change in unrealized gain on
     securities available-for-sale,
     net of reclassification and
     tax effects                           -         -         -           -          -        -       107         107         107
                                       -----   -------     -----     -------      -----    -----     -----     -------    --------
      Total comprehensive                                                                                                 $  1,661
        income                                                                                                            ========



Balance at December 31, 1998          $   21   $20,208   $(1,329)    $(1,120)   $(4,863) $13,207    $1,082     $27,206
                                      ======   =======   =======     =======    =======  =======    ======     =======


See   accompanying   notes  to  consolidated   financial statements.


------------------------------------------------------------------------------------------------------------
                                                (Continued)
                                   CONSOLIDATED  STATEMENTS  OF CASH FLOWS
                               Years ended December 31, 1998, 1997, and 1996
                                           (Dollars in thousands)
------------------------------------------------------------------------------------------------------------

                                                            -----------------------------------
                                                                1998        1997        1996
                                                            -----------  ----------  ----------
Cash flows from operating activities
   Net income                                               $    1,554   $      944  $      162
   Adjustments to reconcile net income to net cash
     provided by operating activities
      Depreciation                                                 123          117         141
      Amortization of premiums and discounts on
        securities, net                                            375          268         181
      Net (gain) loss on sale of securities                        (19)           3         124
      Provision for loan losses                                     21           30         150
      Change in deferred income taxes                               59         (320)        (10)
      ESOP compensation expense                                    269          255           -
      Stock awards expense                                         262           51           -
      Net change in accrued interest receivable                    (28)        (116)        318
      Net change in accrued interest payable
        and other liabilities                                     (247)         960         (39)
      Increase in net deferred loan costs                         (122)        (101)        (86)
      Net change in other assets                                  (402)         361        (367)
                                                            ----------   ----------  ----------
         Net cash provided by operating activities               1,845        2,452         574

Cash flows from investing activities
   Purchase of securities available-for-sale                   (11,197)     (12,051)    (30,474)
   Proceeds from sales of securities available-for-sale          3,162          596       7,621
   Principal payments on mortgage-backed
     securities and collateralized mortgage obligations         32,017       21,030      22,136
   Purchase of  securities held-to-maturity                    (56,629)     (39,258)       (325)
   Proceeds from maturities and calls of securities             24,459       21,050      12,605
   Purchase of FHLB stock                                         (863)         (86)        (51)
   Purchase of loans                                                 -      (12,865)          -
   Net increase in loans                                       (25,717)      (9,687)     (8,368)
   Property and equipment expenditures                          (1,591)      (1,173)       (140)
                                                            ----------   ----------  ----------
      Net cash (used in) provided by investing activities      (36,359)     (32,444)      3,004

Cash flows from financing activities
   Net change in deposits                                       12,191         (285)        502
   Increase in advance payments by
     borrowers for taxes and insurance                             271          123          29
   Borrowings of FHLB advances                                  20,000        9,500           -
   Issuance of stock                                                 -       18,376           -
   Purchase of treasury stock                                   (6,245)           -           -
   Dividends paid                                                 (550)        (249)          -
                                                            ----------   ----------  ----------
      Net cash provided by financing activities                 25,667       27,465         531
                                                            ----------   ----------  ----------

See   accompanying   notes  to  consolidated   financial statements.


------------------------------------------------------------------------------------------------------------
                                   CONSOLIDATED  STATEMENTS  OF CASH FLOWS
                                 Years ended December 31, 1998, 1997, and 1996
                                           (Dollars in thousands)
------------------------------------------------------------------------------------------------------------

                                                            1998        1997        1996
                                                        -----------  ----------- ----------

Net change in cash and cash equivalents                 $   (8,847)  $   (2,527) $    4,109

Cash and cash equivalents at beginning of year              14,883       17,410      13,301
                                                        ----------   ----------  ----------

Cash and cash equivalents at end of year                $    6,036   $   14,883  $   17,410
                                                        ==========   ==========  ==========

Supplemental disclosures of cash flow information
   Cash paid during the year for
      Interest                                          $    6,751   $    5,683  $    5,631
      Income taxes                                             865          690         316


--------------------------------------------------------------------------------
              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997, and 1996
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

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

Smaller balance homogenous loans are defined as residential first mortgage loans secured by one-to-four-family residences, residential construction loans, and share loans and are evaluated collectively for impairment. Commercial real estate loans are evaluated individually for impairment. Normal loan evaluation procedures, as described in the second preceding paragraph, are used to identify loans which must be evaluated for impairment. In general, loans classified as doubtful or loss are considered impaired while loans classified as substandard are individually evaluated for impairment. Depending on the relative size of the credit relationship, late or insufficient payments of 30 to 90 days will cause management to reevaluate the credit under its normal loan evaluation procedures. While the factors which identify a credit for consideration for measurement of impairment or nonaccrual are similar, the measurement considerations differ. A loan is impaired when the economic value estimated to be received is less than the value implied in the original credit agreement. A loan is placed in nonaccrual when payments are more than 90 days past due unless the loan is adequately collateralized and in the process of collection.

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

Employee Stock Ownership Plan: The cost of shares issued to the ESOP but not yet allocated to participants is presented in the consolidated balance sheet as a reduction of stockholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to paid-in capital. Dividends on unallocated ESOP shares are reflected as either a reduction of debt or dividends paid to the ESOP which are allocated to participants.

Shares are considered outstanding for earnings per share calculations as they are committed to be released; unallocated shares are not considered outstanding.

Earnings per Share: Earnings per share is computed under the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which was adopted retroactively by the Corporation at the beginning of the fourth quarter of 1997. Amounts reported as earnings per share for the year ended December 31, 1997 reflect earnings since March 31, 1997 (date of the conversion) available to common stockholders divided by the weighted average number of common shares outstanding since March 31, 1997.

Statement of Cash Flows: Cash and cash equivalents include cash on hand, amounts due from banks, and daily federal funds sold. The Corporation reports net cash flows for customer loan transactions and deposit transactions.

Comprehensive  Income:  Comprehensive  income  consists  of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale which are also recognized as separate components of equity. The accounting standard that requires reporting comprehensive income first applies for 1998, with prior information restated to be comparable.

NOTE 2 - SECURITIES

Securities consist of the following at:

                                                           December 31, 1998
                                        -------------------------------------------------------
                                                           Gross         Gross
                                            Amortized   Unrealized    Unrealized       Fair
                                              Cost         Gains       (Losses)        Value
                                        -------------  -----------  -------------  ------------
Securities available-for-sale
   U.S. government agencies               $      1,804   $        7   $        (1)  $     1,810
   FHLMC stock                                      24        1,571             -         1,595
   FHLMC certificates                            3,318          116             -         3,434
   FNMA certificates                             4,015          104            (1)        4,118
   Collateralized mortgage obligations          19,050          160           (80)       19,130
   Equity securities                               527            -          (101)          426
                                          ------------   ----------   -----------   -----------

                                          $     28,738   $    1,958   $      (183)  $    30,513
                                          ============   ==========   ===========   ===========

Securities held-to-maturity
   U.S. government agencies               $      6,101   $        2   $         -   $     6,103
   GNMA certificates                            19,186          316             -        19,502
   FHLMC certificates                            8,007          289             -         8,296
   FNMA certificates                            13,607          236           (11)       13,832
   Collateralized mortgage obligations          11,716           92           (14)       11,794
                                          ------------   ----------   -----------   -----------

                                          $     58,617   $      935   $       (25)  $    59,527
                                          ============   ==========   ===========   ===========




                                                           December 31, 1997
                                        -------------------------------------------------------
                                                           Gross         Gross
                                            Amortized   Unrealized    Unrealized       Fair
                                              Cost         Gains       (Losses)        Value
                                        -------------  ------------  ------------  ------------
Securities available-for-sale
   U.S. government agencies               $      3,647   $        -   $       (30)  $     3,617
   FHLMC stock                                      26        1,077             -         1,103
   FHLMC certificates                            5,164          183             -         5,347
   FNMA certificates                             7,488          289             -         7,777
   Collateralized mortgage obligations          16,780          106           (27)       16,859
                                          ------------   ----------   -----------   -----------

                                          $     33,105   $    1,655   $       (57)  $    34,703
                                          ============   ==========   ===========   ===========

Securities held-to-maturity
   U.S. government agencies               $     14,735   $        8   $       (25)  $    14,718
   GNMA certificates                             4,328          133             -         4,461
   FHLMC certificates                            7,773          444             -         8,217
   FNMA certificates                            11,977          368           (25)       12,320
   Collateralized mortgage obligations           7,605           97             -         7,702
                                          ------------   ----------   -----------   -----------

                                          $     46,418   $    1,050   $       (50)  $    47,418
                                          ============   ==========   ===========   ===========

The amortized cost and estimated market value of debt securities at December 31, 1998 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                              Held-to-Maturity          Available-for-Sale
                                        --------------------------   -----------------------
                                            Amortized      Fair        Amortized      Fair
                                              Cost         Value         Cost         Value
                                        -------------  -----------   -----------  ----------

    Due in one year or less                 $   1,166   $   1,166      $   1,309   $   1,310
    Due after one year through five years       2,669       2,670            495         500
    Due after five years through ten years      2,266       2,267              -           -
                                            ---------   ---------      ---------   ---------
                                                6,101       6,103          1,804       1,810

    FHLMC stock                                     -           -             24       1,595
    Mortgage-backed securities and
      collateralized mortgage obligations      52,516      53,424         26,383      26,682
    Equity securities                               -           -            527         426
                                            ---------   ---------      ---------   ---------

                                            $  58,617   $  59,527      $  28,738   $  30,513
                                            =========   =========      =========   =========

At December 31, 1998 and 1997, all of the Corporation's mortgage-backed and related securities were guaranteed or insured by quasi-governmental agencies (e.g., GNMA, FNMA, FHLMC).

Sales of securities available-for-sale are summarized as follows:

                                      For the Year Ended
                                       December 31, 1998
                  -------------------------------------------------------
                           1998            1997           1996
                  -------------------------------------------------------

    Proceeds          $   3,162      $     596       $  7,621
    Gross gains             115              -              -
    Gross losses             96              3            124

NOTE 3 - LOANS RECEIVABLE

Loans receivable consist of the following at:

                                                            December 31,
                                                  ------------------------------
                                                       1998            1997
                                                  --------------  --------------
First mortgage loans

    Principal balances:
        Secured by one-to-four-family residences   $     87,041    $     68,283
        Secured by multi-family                          12,070           4,951
        Secured by commercial real estate                   191             209
                                                   ------------    ------------
                                                         99,302          73,443
    Less:
        Loans in process                                    313             125
        Net deferred loan origination costs                (409)           (287)
                                                   ------------    ------------
           Total first mortgage loans                    99,398          73,605

Consumer and other loans Principal balances:
        Home equity loans                                 2,844           2,740
        Loans on deposits                                   129             116
        Automobile loans                                    381             473
                                                   ------------    ------------
           Total consumer and other loans                 3,354           3,329
    Less allowance for loan losses                          775             775
                                                   ------------    ------------

                                                   $    101,977    $     76,159
                                                   ============    ============

There were no impaired loans at December 31, 1998 or December 31, 1997.

Nonaccrual and renegotiated loans totaled approximately $124,000 and $256,000 at December 31, 1998 and 1997, respectively. The approximate amounts of interest income that would have been recorded under the original terms of such loans and the interest income actually recognized were not material.

The Corporation is not committed to lend additional funds to debtors whose loans have been modified.

Loans serviced for others consisted of approximately $1,078,000, $1,527,000, and $1,931,000 at December 31, 1998, 1997, and 1996, respectively. These loans were sold to the Federal Home Loan Mortgage Corporation.

The Corporation's lending activities have been concentrated primarily in Cook County, Illinois, where its main office is located. The largest portion of the Corporation's loans are originated for the purpose of enabling borrowers to purchase residential real estate property secured by first liens on such property. At December 31, 1998, approximately 86% of the Corporation's loans were secured by owner-occupied, one-to-four-family residential property. The Corporation requires collateral on all loans and generally maintains loan-to-value ratios of 80% or less.

Activity in the allowance for loan losses is summarized as follows:

                                                For the Year Ended
                                                   December 31,
                                     ----------------------------------------
                                          1998         1997          1996
                                     ----------   -----------   -------------

    Balance at beginning of year      $     775    $      745    $     600
    Provision charged to income              21            30          150
    Charge-offs                             (21)            -           (5)
                                      ---------    ----------    ---------

                                      $     775    $      775    $     745
                                      =========    ==========    =========


NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment consists of the following at:

                                                      December 31,
                                           --------------------------------
                                                  1998           1997
                                           --------------   ---------------
    Land                                     $      1,033    $     1,045
    Building and landscaping                        2,700          1,461
    Leasehold improvements                            102            102
    Furniture, fixtures, and equipment                748            477
                                             ------------    -----------
        Total cost                                  4,583          3,085

    Accumulated depreciation                       (1,016)          (986)
                                             ------------    -----------

                                             $      3,567    $     2,099
                                             ============    ===========

NOTE 5 - DEPOSITS

Savings and certificate of deposit accounts with balances greater than $100,000 totaled $8,579,000 and $5,459,000 at December 31, 1998 and 1997, respectively. Deposits greater than $100,000 are not insured.

At December 31, 1998, scheduled maturities of certificates of deposit are as follows:

                      1999                                    $   57,811
                      2000                                         9,546
                      2001                                         2,810
                      2002                                         1,264
                      2003 and thereafter                            422
                                                              ----------

                                                              $   71,853


NOTE 6 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of Chicago were as follows:


          Description                                   1998         1997
          -----------                              -----------   ----------

Maturing  February 2008 through  October 2008,
  with rates ranging from 4.10% to 5.37% with
  an average rate of 4.82%                          $   22,000    $       -

Open line of credit with a rate of 5.13%                 9,000            -

Maturing October 1998 with a rate of 5.86%                   -       11,000
                                                    ----------    ---------

                                                    $   31,000    $  11,000
                                                    ==========    =========

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

NOTE 7 - INCOME TAXES

An analysis of the provision for income taxes consists of the following:

                                     For the Year Ended
                                        December 31,
                           ------------------------------------
                              1998         1997          1996
                           ---------   ------------   ---------
    Current
        Federal            $     787    $      842    $     107
        State                    111           104          (15)
    Deferred                      59          (320)         (10)
                           ---------    ----------    ---------

                           $     957    $      626    $      82
                           =========    ==========    =========

The provision for income taxes differs from that computed at the statutory corporate tax rate as follows:

                                            For the Year Ended
                                                December 31,
                             -------------------------------------------------
                                   1998             1997             1996
                             ---------------   -------------  ----------------
Provision for federal
  income taxes computed
  at statutory rate of 34%   $   854   34.0%   $  534  34.0%   $  83     34.0%

State income taxes,  net
  of federal tax effect and
  other                          103    4.1        92   5.9       (1)     (.2)
                             -------  -----    ------  ----    -----   ------

                             $   957   38.1%   $  626  39.9%   $  82     33.8%
                             =======  =====    ======  ====    =====   ======

Deferred tax assets (liabilities) are comprised of the following:

                                                            December 31,
                                                      ------------------------
                                                         1998           1997
                                                      ----------   -----------
Contributions                                         $      362    $     372
Loans, principally due to allowance for loan losses          196          175
Other                                                         37            -
                                                      ----------    ---------
    Total deferred tax assets                                595          547

Unrealized gain on securities available-for-sale            (693)        (623)
Depreciation                                                 (62)         (44)
Federal Home Loan Bank stock dividends                       (42)         (42)
Deferred loan fees                                          (144)         (60)
Other                                                        (43)         (38)
                                                      ----------    ---------
    Total deferred tax liabilities                          (984)        (807)
                                                      ----------    ---------

       Net deferred tax liabilities                   $     (389)   $    (260)
                                                      ==========    =========

The Bank has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts which differs from the provision charged to income on the financial statements. Retained earnings at December 31, 1998 and 1997 include approximately $3,114,000 for which no deferred federal income tax liability has been recorded.


NOTE 8 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators for earnings per share computations for 1998 and April 1, 1997 to December 31, 1997 is presented below.

                                                            1998        1997
                                                        ------------------------
Basic earnings per share
    Net income                                          $    1,554    $      944
    Less:  net income of Bank prior to conversion                -           171
                                                        ----------    ----------

        Net income available to common stockholders     $    1,554    $      773
                                                        ==========    ==========

    Weighted average common shares outstanding           1,764,550     1,918,524
                                                        ==========    ==========

        Basic earnings per share                           $   .88      $    .40
                                                           =======      ========

Earnings Per Share Assuming Dilution
    Net income available to common stockholders         $    1,554    $      773
                                                        ==========    ==========

   Weighted average common shares outstanding            1,764,550     1,918,524
   Add dilutive effect of assumed exercises:
      Incentive stock options                                5,584             -
      Stock awards                                           1,446             -
                                                        ----------    ----------
   Weighted average common and dilutive
     potential common shares outstanding                 1,771,580             -
                                                        ==========    ==========

      Diluted Earnings Per Share                           $   .88      $    .40
                                                           =======      ========

The Corporation's outstanding stock options and stock awards were not considered in the 1997 computations of diluted earnings per share because the effects of assumed exercise would have been antidilutive.

NOTE 9 - EMPLOYEE BENEFIT PLANS

An employee profit sharing plan was approved by the Board of Directors effective January 1, 1985. The plan covers employees having over one year of service (one thousand working hours) and who are at least 21 years of age. Contributions to the profit sharing plan are determined and approved annually by the Corporation's Board of Directors. Contributions of $42,000 and $108,000 were approved and funded for the years ended December 31, 1997 and 1996, respectively. There were no contributions for the year ended December 31, 1998.

A money purchase plan was approved by the Board of Directors effective January 1, 1993. The plan covers employees having over one year of service (one thousand working hours) and who are at least 21 years of age. The Corporation contributes an amount equal to ten percent of participants' salaries. A contribution of $82,000 was funded for the year ended December 31, 1996. During 1996, the Board of Directors authorized the termination of the Corporation's money purchase plan.

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

During 1998 and 1997, 16,610 shares of stock with an average fair value of $16.19 and $15.05 per share, respectively, were committed to be released, resulting in ESOP compensation expense of $269,000 and $255,000, respectively. Shares held by the ESOP at December 31, 1998 and 1997 are as follows:

                                                      1998       1997
                                                   --------   ---------

     Allocated shares                                33,221      16,610
     Unallocated shares                             132,885     149,496
                                                   --------   ---------

        Total ESOP shares                           166,106     166,106
                                                   ========   =========

        Fair value of unallocated shares           $  2,324   $   2,552
                                                   ========   =========

The Corporation has a stock option plan under the terms of which 207,633 shares of the Corporation's common stock were reserved for issuance. The options become exercisable on a cumulative basis in equal installments over a five-year period from the date of grant. The options expire ten years from the date of grant.

A summary of the status of the Corporation's stock option plan and changes during the year are presented below:

                                         ----------- ----------   -----------  ------------
                                                      Weighted-                  Weighted-
                                                       Average                    Average
                                            1998      Exercise        1997       Exercise
                                           Shares       Price        Shares        Price
                                         ----------- ----------   -----------  ------------

    Outstanding at beginning of year        182,716   $   17.24            -      $      -
    Granted                                       -           -      182,716         17.24
    Exercised                                     -           -            -             -
    Forfeited                                     -           -            -             -
                                         ----------    --------   ----------      --------

        Outstanding at end of year          182,716   $   17.24      182,716      $  17.24
                                         ==========   =========   ==========      ========

    Options exercisable at end of year       36,544                      -
    Weighted-average fair value of
      options granted during year         $      -                $   5.63
    Average remaining option term         8.8 years               9.8 years

The Corporation applies APB Opinion 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized at the date of grant. Had compensation cost been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Corporation's net income and earnings per share would have been reduced to the pro forma amounts in the table below. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period.

                                            December 31,     December 31,
                                                1998             1997
                                           -------------    --------------

        Net income as reported               $ 1,554           $   944
        Pro forma net income                   1,428               753
        Earnings per share as reported
           Basic and diluted                     .88               .40
        Pro forma earnings per share
           Basic and diluted                     .81               .39

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

   Date of grant                                     10/22/97     12/9/97
   Options granted                                    172,334      10,382
   Estimated fair value stock of options granted:   $    5.64    $   5.44
   Assumptions used:
      Risk-free interest rate                            6.12%       5.95%
      Expected option life                            10 years   10 years
      Expected stock price volatility                     .05         .05
      Expected dividend yield                            1.40%       1.40%

In connection with the conversion to stock ownership, the Corporation adopted a Management Recognition and Retention Plan (MRP). In 1997, the Corporation contributed $1.4 million allowing the MRP to acquire 83,053 shares of common stock of the Corporation, at an average cost of $17.25 per share, to be awarded to directors and key employees. These shares vest over a five-year period. The unamortized cost of shares not yet earned (vested) is reported as a reduction of stockholders' equity. MRP compensation expense totaled $262,000 and $51,000 for the years ended December 31, 1998 and 1997, respectively. During 1998, 453,490 shares of stock of the Corporation were reacquired of which 83,053 were used to fund the MRP.


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

At year end, actual capital levels of the Bank and minimum required levels were:


                                                                             Minimum Required
                                                                                to Be Well
                                                       Minimum Required         Capitalized
                                                          for Capital     Under Prompt Corrective
                                        Actual         Adequacy Purposes    Action Regulations
----                              ----------------      -----------------     ---------------
1998                              Amount     Ratio      Amount      Ratio     Amount    Ratio
----                              ------     -----      ------      -----     ------    -----
Total capital (to risk-weighted
 assets)                          $23,441     30.0%     $6,257       8.0%      $7,821    10.0%

Tier 1 (core) capital (to
risk-weighted assets)              22,666     29.0       3,128       4.0        4,693     6.0

Tier 1 (core) capital (to
adjusted total assets)             22,666     11.2       8,069       4.0       10,086     5.0

Tangible capital (to
tangible assets)                   22,666     11.2       3,026       1.5          N/A     N/A

----
1997
----

Total capital (to risk-weighted
assets)                           $21,468     34.9%     $4,928       8.0%      $6,159    10.0%

Tier 1 (core) capital (to
risk-weighted assets)              20,698     33.6       2,464       4.0        3,696     6.0

Tier 1 (core) capital (to
adjusted total assets)             20,698     12.3       6,694       4.0        8,365     5.0

Tangible capital (to tangible
assets)                            20,698     12.3       2,510       1.5          N/A     N/A


At December 31, 1998, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

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

NOTE 11 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

                                                   1998      1997     1996
                                                   ----      ----     ----

 Unrealized holding gains and losses on
   securities available-for-sale                $   196    $   600   $     1
 Less reclassification adjustments for gains
   and losses recognized in income                  (19)         3       124
                                                -------    -------   -------
 Net unrealized gains and losses                    177        603       125
 Tax effect                                          70        235        49
                                                -------    -------   -------

 Other comprehensive income                     $   107    $   368   $    76
                                                =======    =======   =======


NOTE 12 - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation is party to financial instruments with off-balance-sheet risk in the normal course of the business of meeting the financing needs of its customers. These financial instruments include commitments to fund loans and previously approved unused lines of credit. The Corporation's exposure to credit loss in the event of nonperformance by the parties to these financial instruments is represented by the contractual amount of the instruments. The Corporation uses the same credit policy for commitments as it uses for on-balance-sheet items. These financial instruments are summarized as follows:

                                            Contract Amount
                                             December 31,
                                       -----------------------
                                          1998         1997
                                       ----------   ----------
Financial instruments whose
contract amounts represent
  credit risk

    Commitments to extend credit,
     including loans in process         $   2,077   $     652

At December 31, 1998 and 1997, fixed rate commitments to extend credit, including loans in process, consisted of $1,939,000 and $352,000, respectively. The fixed rate commitments at December 31, 1998 are due to expire within 1 to 60 days of issuance and have rates ranging from 6.5% to 7.625%.

Financial instruments which potentially subject the Corporation to concentrations of credit risk include interest-bearing deposit accounts in other financial institutions and loans. At December 31, 1998 and 1997, the Corporation had deposit accounts with balances totaling approximately $5,262,000 and
$13,686,000, respectively, at the Federal Home Loan Bank of Chicago. Concentrations of loans are described in Note 3.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

The Corporation is, from time to time, a party to certain lawsuits arising in the ordinary course of its business. The Corporation believes that none of these lawsuits would, if adversely determined, have a material adverse effect on its financial condition, results of operations, or capital.

At December 31, 1998 and 1997, the Corporation was obligated under noncancelable operating leases for office space. Net rent expenses under operating leases, including the proportionate share of taxes, insurance, and maintenance costs, were approximately $85,000, $95,000, and $89,000 for the years ended December 31, 1998, 1997, and 1996, respectively. The lease for the Oak Lawn branch expires April 1, 2002. The lease for the Chicago branch expires on July 1, 2002. Projected minimum rental payments under the terms of the leases, not including taxes, insurance, and maintenance, are as follows at December 31, 1998:

                      1999        $      78
                      2000               78
                      2001               78
                      2002               27
                                  ---------

                          Total   $     261
                                  =========


NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The   approximate   carrying  amount  and  estimated  fair  value  of  financial instruments consist of the following:

                                  December 31, 1998      December 31, 1997
                              -----------------------  -----------------------
                                Approximate            Approximate
                                 Carrying   Estimated   Carrying     Estimated
                                  Amount   Fair Value    Amount     Fair Value
                              ------------ ----------  ------------ ----------
Financial Assets
 Cash and cash equivalents       $   6,036  $   6,036   $  14,883   $ 14,883
 Securities                         89,130     90,040      81,121     82,121
 Loans receivable, net             101,977    102,422      76,159     77,293
 Federal Home Loan Bank stock        1,850      1,850         987        987
 Accrued interest receivable           932        932         904        904

                                  December 31, 1998      December 31, 1997
                              -----------------------  -----------------------
                                Approximate            Approximate
                                 Carrying   Estimated   Carrying     Estimated
                                  Amount   Fair Value    Amount     Fair Value
                              ------------ ----------  ------------ ----------

Financial Liabilities
 Demand deposits                $ (23,497)  $ (23,497)  $ (20,041)  $(20,041)
 Savings deposits                 (47,799)    (47,799)    (44,891)   (44,891)
 Time deposits                    (71,853)    (72,327)    (66,026)   (66,306)
 Advance from Federal
    Home Loan Bank                (31,000)    (31,000)    (11,000)   (11,013)
 Advance payments by
   borrowers for
   taxes and insurance             (1,075)     (1,075)       (804)      (804)
 Accrued interest payable            (259)       (259)       (168)      (168)


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

Deposits: The estimated fair value for time deposits has been determined by calculating the present value of future cash flows based on estimates of rates the Corporation would pay on such deposits, applied for the time period until maturity. The estimated fair values of demand and savings deposits are assumed to approximate their carrying values as management establishes rates on these deposits at a level that approximates the local market area. Additionally, these deposits can be withdrawn on demand.

Advances from Federal Home Loan Bank: The fair value of the Federal Home Loan Bank advances was determined by calculating the present value of future cash flows using the current rate for advances with similar lengths to maturity.

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

While the above estimates are based on management's judgment of the most appropriate factors, there is no assurance that if the Corporation disposed of these items on December 31, 1998 or 1997, the fair value would have been achieved, because the market value may differ depending on the circumstances. The estimated fair values at December 31, 1998 and 1997 should not necessarily be considered to apply at subsequent dates.


NOTE 15 - PLAN OF CONVERSION

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

Simultaneous with the conversion, the Board of Directors of the holding company established The Hemlock Federal Charitable Foundation. The foundation is a not-for-profit entity. In 1997, the Board approved a $1,000,000 unconditional contribution to the Foundation, of which $280,000 was paid in 1997 and an additional $250,000 was paid in 1998. The remaining $470,000 and $720,000, respectively, is included in other liabilities in the consolidated statements of financial condition at December 31, 1998 and 1997.

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

NOTE 16 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed statement of financial condition, statement of income, and statement of cash flows for Hemlock Federal Financial Corporation. The Corporation was formed on March 31, 1997. Accordingly, the statements of income and cash flows for the year 1997 reflect the period April 1, 1997 through December 31, 1997.


                   CONDENSED STATEMENTS OF FINANCIAL CONDITION
                           December 31, 1998 and 1997

                                                        1998          1997
                                                        ----          ----

ASSETS
Cash and cash equivalents                            $      572    $   5,448
Securities available-for-sale                               426            -
Securities held-to-maturity                               1,166        3,619
ESOP loan                                                 1,329        1,495
Investment in bank subsidiary                            23,809       21,673
Accrued interest receivable and other assets                392          364
                                                     ----------    ---------

                                                     $   27,694    $  32,599
                                                     ==========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued expenses and other liabilities               $      488    $   2,172
Stockholders' equity
    Common stock                                             21           21
    Additional paid-in capital                           20,208       20,105
    Unearned ESOP shares                                 (1,329)      (1,495)
    Unearned stock awards                                (1,120)      (1,382)
    Treasury stock, 370,437 shares                       (4,863)           -
    Retained earnings                                    13,207       12,203
    Accumulated other comprehensive income                1,082          975
                                                     ----------    ---------

                                                     $   27,694    $  32,599
                                                     ==========    =========

                         CONDENSED STATEMENTS OF INCOME
      For the year ended December 31, 1998 and for the period April 1, 1997 to December 31, 1997

                                                       1998         1997
                                                   -----------  -----------
Income
    Securities                                      $      180    $     205
    ESOP loan                                              104           87
    Interest-bearing deposits with
      other financial institutions                         145          184
    Loss on sale of securities                             (44)           -
                                                    ----------    ---------
        Total income                                       385          476

Other expenses                                             132        1,074
                                                    ----------    ---------


Income (loss) before income taxes and
  equity in undistributed
  earnings of bank subsidiary                              253         (598)

Income tax expense (benefit)                                82         (202)
                                                    ----------    ---------


Income (loss) before equity in
  undistributed earnings of
  bank subsidiary                                          171         (396)

Equity in undistributed earnings
  of bank subsidiary                                     1,383        1,169
                                                    ----------    ---------


Net income                                          $    1,554    $     773
                                                    ==========    =========



                       CONDENSED STATEMENTS OF CASH FLOWS
      For the year ended December 31, 1998 and for the period April 1, 1997 to December 31, 1997

                                                                      1998          1997
                                                                      ----          ----

Operating activities
    Net income                                                     $    1,554    $     773
    Adjustments to reconcile net income to net cash
      provided by operating activities
        Amortization of discounts and premiums on securities, net          (3)          (6)
        Equity in undistributed earnings of bank subsidiary            (1,383)      (1,169)
        Loss on sale of securities                                         44            -
        Change in
           Other assets                                                    11         (364)
           Other liabilities                                             (302)         739
                                                                   ----------    ---------
               Net cash used in operating activities                      (79)         (27)

Investing activities
    Purchase and securities available-for-sale                           (765)           -
    Purchase of securities held-to-maturity                            (1,834)      (7,485)
    Principal payments on securities                                        -          122
    Proceeds from maturities and calls of securities                    4,291        3,750
    Proceeds from sales of securities                                     195            -
    Purchase of bank subsidiary stock                                       -       (9,205)
    Capital contribution to subsidiary                                    (55)           -
                                                                   ----------    ---------
        Net cash provided by (used in) investing activities             1,832      (12,818)

Financing activities
    Net proceeds from sale of common stock                                  -       18,376
    Payment received on loan to ESOP                                      166          166
    Purchase of treasury stock                                         (6,245)           -
    Dividends paid                                                       (550)        (249)
                                                                   ----------    ---------
        Net cash provided by (used in) financing activities            (6,629)      18,293
                                                                   ----------    ---------

Net change in cash and cash equivalents                                (4,876)       5,448

Cash and cash equivalents at beginning of period                        5,448            -
                                                                   ----------    ---------

Cash and cash equivalents at end of period                         $      572    $   5,448
                                                                   ==========    =========

                      HEMLOCK FEDERAL FINANCIAL CORPORATION
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

        The Annual Meeting of Stockholders will be held at 10:30 a.m., Oak Forest, Illinois time, on April 28, 1999 at the main office of the Company located at 5700 West 159th Street, Oak Forest, Illinois 60452.

STOCK LISTING

        Hemlock Federal Financial Corporation common stock is traded on the National Association of Securities Dealers, Inc. National Market under the symbol "HMLK."

PRICE RANGE OF COMMON STOCK

        The per share price range of the common stock for each quarter since the common stock began trading on March 31, 1997 was as follows:


    FISCAL 1997                            HIGH         LOW       DIVIDENDS
Second Quarter.......................     $13.875     $12.500        $.00
Third Quarter........................     $15.625     $13.875        $.06
Fourth Quarter.......................     $17.500     $15.375        $.06

    FISCAL 1998
First Quarter........................     $19.000     $17.000        $.07
Second Quarter.......................     $19.000     $17.375        $.07
Third Quarter........................     $18.000     $13.375        $.08
Fourth Quarter.......................     $14.750     $13.125        $.08

The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System. The average of the bid and asked prices of Hemlock Federal Financial Corporation's common stock on March 15, 1999 was $13.25.

At March 15, 1999 there were 1,793,941 shares of Hemlock Federal Financial Corporation common stock outstanding (including unallocated ESOP shares) and there were 555 holders of record.

STOCKHOLDERS AND GENERAL INQUIRIES              TRANSFER AGENT

Rosanne M. Pastorek-Belczak                     Registrar and Transfer Co.
Hemlock Federal Financial Corporation           10 Commerce Drive
5700 West 159th Street                          Cranford, NJ  07016
Oak Forest, Illinois 60452                      1-(800) 368-5948
(708) 687-9400

ANNUAL AND OTHER REPORTS

        A copy of Hemlock Federal Financial Corporation's Annual Report on Form 10-KSB for the year ended December 31, 1998, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Rosanne M. Pastorek-Belczak, Hemlock Federal Financial Corporation, 5700 West 159th Street, Oak Forest, Illinois 60452.

                      HEMLOCK FEDERAL FINANCIAL CORPORATION
                              CORPORATE INFORMATION

Hemlock Federal Financial Corporation              Hemlock Federal Bank
Board of Directors                                 Officers

Maureen G. Partynski, Chairman                     Maureen G. Partynski
Michael R. Stevens                                   Chairman and CEO
Rosanne M. Pastorek-Belczak, Secretary             Michael R. Stevens
Kenneth J. Bazarnik                                  President
Frank A. Bucz                                      Jean Thornton
Charles Gjondla                                      Vice-President, Controller
G. Gerald Schiera                                  Neil Christensen
                                                     Vice-President, Lending
                                                   Rosanne M. Pastorek-Belczak
                                                     Vice-President, Secretary

Hemlock Federal Bank for Savings Locations:

Main Office:
5700 W. 159th St.
Oak Forest, Illinois 60452   708-687-9400

8855 S. Ridgeland Ave.
Oak Lawn, Illinois 60453

4636 S. Damen Ave.
Chicago, Illinois 60609

15730 W. 127th St.
Lemont, Illinois 60439

Independent Auditors                          Special Counsel

Crowe, Chizek and Company LLP                 Silver, Freedman & Taff, L.L.P.
One Mid America Plaza, Suite 700              1100 New York Avenue, N.W.
Oak Brook Terrace, Illinois 60181             7th Floor
                                              Washington, D.C.  20005

Stock Trading Information:

Hemlock Federal Financial Corporation Common Stock is traded on the NASDAQ stock market under the trading symbol "HMLK."

Stockholder Services:

Stockholders should direct inquiries concerning their stock, change of name, address or ownership; report lost certificates or consolidate accounts to the Company's transfer agent at 1-800-368-5948 or write:

        Registrar and Transfer
        P.O. Box 1010
        Cranford, New Jersey 07016

Investor Relations

        Hemlock Federal Financial Corporation files an annual report to the Securities and Exchange Commission on Form 10-K and three quarterly reports on Form 10-Q. Copies of these forms are available by request. Requests, as well as inquiries from stockholders, analysts and others seeking information about Hemlock Financial Corporation should be directed to Michael R. Stevens, President, at 5700 W. 159th St., Oak Forest, Illinois 60452, phone 708-687-9400.