Form 10-K, Exhibit 13
period 1999-12-31
HEMLOCK FEDERAL FINANCIAL CORP
filed 2000-03-30
CIK 1029654

[COVER]



2000 ANNUAL REPORT





[LOGO]




                      HEMLOCK FEDERAL FINANCIAL CORPORATION

TABLE OF CONTENTS








Chairman's Message........................................    1
Selected Consolidated Financial Information...............    3
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.....................    5
Consolidated Financial Statements.........................   20
Stockholder Information...................................   48
Corporate Information.....................................   49

FROM YOUR CHAIRMAN & PRESIDENT




Dear Shareholder:

         1999 was a highly productive year in which we made considerable progress in enhancing shareholder value. Net income for the year ended December 31, 1999 increased $186,000 or 12% to $1.7 million, as compared to $1.6 million for the previous year. Earnings per share increased 32%, to $1.16 per share for 1999 from $.88 for 1998. Stockholders' equity decreased from $27.2 million to $25.7 million, as a result of the repurchase of 170,378 shares of Hemlock stock during 1999. In addition, the Board of Directors authorized payment of $.38 per share in dividends during 1999, an increase of 27% from the prior year.

         The first full year of operations of our fourth full service facility, in the high growth suburb of Lemont, Illinois, was a complete success, with over $11 million in deposits at year-end. The growth of this branch contributed to an overall increase in deposits of $7.4 million.

         Despite the rise in mortgage rates during 1999, we still experienced significant growth in our loan portfolio, which increased by $15.0 million or 14.72%. Over the past three years our loan portfolio has increased over 115%.

         In September of 1999 we announced the opening of the Hemlock Investment Center, through which we are now offering our customers mutual funds, annuities, and other non-insured investment products.

         In early January 2000, we announced the acquisition of Midwest Savings Bank. This transaction will be completed in the second quarter of 2000, with the two Midwest offices becoming Hemlock Federal branch offices. We are confident that this acquisition will contribute to earnings growth in the year 2000. Upon completion of the Midwest acquisition, we will have doubled the number of Hemlock Federal offices since our conversion to a public company.

         We at Hemlock believe that the success of our branches is indicative of the demand on the part of consumers for an alternative to the indifferent service of the mega-banks. Our goal is to provide our customers with a wide variety of financial products, with the added benefit of personalized service and community presence. New product introductions planned for 2000, which include a debit card and internet branch, will help extend our customer relationships while providing new sources of revenue.

         On behalf of the Board of Directors, Management and Employees of Hemlock Federal, we wish to thank you for your continued support as we enter the new millennium. We will continue to stand firm in our commitment to the traditional principles on which we were founded - prudent financial management, quality personal service and fulfilling the dream of homeownership, as together we work diligently for the long-term profitability of Hemlock Federal Financial Corporation.


                                          /s/ Maureen G. Partynski

                                          Maureen G. Partynski
                                          Chairman and CEO



                                          /s/ Michael R. Stevens
                                          Michael R. Stevens
                                          President

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                                  At December 31,
                                  ---------------------------------------------
                                     1999    1998     1997     1996      1995
                                  -------- -------- -------- --------  --------
                                             (Dollars in Thousands)
Selected Financial Condition Data:

Total assets..................... $228,457 $204,424 $176,683 $146,405  $145,626
Cash and cash equivalents........    9,813    6,036   14,883   17,410    13,301
Loans receivable, net(1).........  116,998  101,977   76,159   53,536    45,232
Mortgage-backed securities:
  Held-to-maturity...............   45,315   52,516   31,683   29,537    43,106
  Available-for-sale.............   27,748   26,682   29,983   34,041    25,620
Investment securities:
  Held-to-maturity...............   15,811    6,101   14,735      ---     1,500
  Available-for-sale.............    5,234    3,831    3,617    7,827    13,125
FHLB stock.......................    2,325    1,850      987      901       849
Deposits.........................  150,576  143,149  130,958  131,243   130,741
Total borrowings.................   49,500   31,000   11,000    1,300     1,500
Stockholders' Equity.............   25,721   27,206   30,427   12,115    11,877

                                            Year Ended
                                            December 31,
                                --------------------------------------
                                 1999   1998    1997     1996    1995
                               ------- ------- -------  ------- ------
                                            (Dollars in Thousands)
Selected Operations Data:

Total interest income......... $14,074 $12,750 $11,293  $10,137 $9,934
Total interest expense........   7,297   6,842   5,723    5,643  5,416
                               ------- ------- -------  ------- ------
  Net interest income.........   6,777   5,908   5,570    4,494  4,518
Provision for loan losses.....      20      21      30      150    133
                               ------- ------- -------  ------- ------
Net interest income after
   provision for loan
  losses......................   6,757   5,887   5,540    4,344  4,385
Fees and service charges......     500     573     417      379    352
Gain (loss) on sales
   of securities..............      63      19      (3)    (124)  (161)
Other non-interest income.....     148     117     125      132    146
                               ------- ------- -------  ------- ------
Total non-interest income.....     711     709     539      387    337
Total non-interest expense....   4,670   4,085   4,509    4,487  3,211
                               ------- ------- -------  ------- ------
Income before taxes...........   2,798   2,511   1,570      244  1,511
Income tax provision .........   1,058     957     626       82    559
                               ------- ------- -------  ------- ------
Net income.................... $ 1,740 $ 1,554   $ 944    $ 162  $ 952
                               ======= ======= =======  ======= ======


(1) The allowance for loan losses at December 31, 1999, 1998, 1997, 1996 and 1995 was $795,000, $775,000, $775,000, $745,000 and $600,000, respectively.

                                                                                         Year Ended December 31,
                                                                    --------------------------------------------------------------
                                                                       1999           1998        1997          1996       1995
                                                                    ---------      ---------   ---------    ----------  ----------
Selected Financial Ratios and Other Data:

Performance Ratios:
   Return on assets (ratio of net income to average total assets)      0.82%          0.80%       0.58%        0.11%       0.66%
   Return on equity (ratio of net income to average equity)(1)         6.56           5.33        3.52         1.38        8.73
   Interest rate spread information:
     Average during period................................             2.86           2.58        2.85         2.93        3.01
     End of period........................................             2.86           2.58        2.92         3.07        3.11
     Net interest margin(2)...............................             3.30           3.17        3.53         3.20        3.25
   Ratio of operating expense to average total assets.....             2.19           2.12        2.76         3.07        2.23
   Ratio of average interest-earning assets to average
        interest-bearing liabilities......................           112.38         116.16      118.59       106.67      106.31
Quality Ratios:
   Non-performing assets to total assets at end of period.             0.11           0.06        0.15         0.05        0.40
   Allowance for loan losses to non-performing loans......           308.14         623.40      302.73       116.51      103.63
   Allowance for loan losses to gross loans receivable....             0.68           0.78        1.01         1.37        1.31

Capital Ratios:(2)
   Stockholders' equity to total assets at end of period..            11.26           13.31      17.22         7.68        8.16
   Average stockholders' equity to average assets.........            12.46          15.09       16.45         7.93        7.59

Other data:
   Number of full service offices.........................                4              4           3           3            3

(1) Ratios are exclusive of SFAS 115 valuation. (2) Net interest income divided by average interest-earning assets.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

         Hemlock Federal Financial Corporation (the "Company") is a Delaware corporation. The Company is a savings and loan holding company which has as its wholly owned subsidiary, Hemlock Federal Bank for Savings (the "Bank"). Financial and other information presented herein after March 31, 1997, relates to consolidated information of the Company and the Bank. Financial and other information prior to March 31, 1997, relates only to Hemlock Federal Bank for Savings. The Company is a financial intermediary engaged primarily in attracting deposits from the general public and using such deposits to originate one-to-four family residential mortgages and, to a significantly lesser extent, multi-family, consumer and other loans primarily in its market area. The Company also acquires mortgage-backed and other securities. The Company's revenues are derived principally from interest earned on loans and mortgage-backed and other securities. The operations of the Company are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies, including the OTS and FDIC. The Company's cost of funds is influenced by interest rates on competing investments and general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financings may be offered.

         The Company's net interest income is dependent primarily upon the difference or spread between the average yield earned on securities and loans receivable, net and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The Company, like other savings and loan holding companies, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

Financial Condition

         Consolidated total assets aggregated $228.5 million and $204.4 million at December 31, 1999 and December 31, 1998, respectively. The increase in total assets is primarily attributable to an increase in loans receivable of $15.0 million due primarily to an increase in multi-family loan originations in the Company's market area and an increase in securities held-to-maturity of $2.5 million and securities available-for-sale of $2.5 million, along with an increase in cash and cash equivalents of $3.8 million.

         Total liabilities at December 31, 1999 were $202.7 million compared to $177.2 million at December 31, 1998, an increase of $25.5 million. Total deposits increased by $7.5 million, from $143.1 million at December 31, 1998 to $150.6 million at December 31, 1999, due principally to a general increase in deposits in the Company's existing branches as well as the opening of an additional branch office in December, 1998. In addition, FHLB advances increased by $18.5 million, from $31.0 million at December 31, 1998 to $49.5 million at December 31, 1999. The increase in deposits and advances was used to fund increases in both loans receivable and securities.

         Stockholders' equity at December 31, 1999 was $25.7 million compared to $27.2 million at December 31, 1998, a decrease of $1.5 million. This decrease was due primarily to the repurchase of 170,378 shares of the Company's stock during 1999 at a cost of $2.4 million, a reduction in accumulated other comprehensive income of $638,000, due to an increase in market rates of interest, and dividends paid of $648,000, partially offset by net income of $1.7 million.

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

                       COMPARISON OF OPERATING RESULTS FOR
                   THE YEARS ENDED DECEMBER 31, 1999 AND 1998

General

         Consolidated net income of the Company for the year ended December 31, 1999 was $1.7 million, as compared to $1.6 for the year ended December 31, 1998. The $186,000 increase in net income was primarily attributable to an increase in net interest income. This item was partially offset by an increase in non-interest expense.

Net Interest Income

         Net interest income after provision for loan losses increased by $870,000, to $6.8 million for the year ended December 31, 1999, as compared to $5.9 million for the year ended 1998. The net interest margin increased to 3.30% for the year ended December 31, 1999 from 3.17% for the year ended December 31, 1998, primarily as a result of an increase in the interest rate spread to 2.86% for the year ended December 31, 1999, from 2.58% for the year ended December 31, 1998. This was partially offset by a decrease in the ratio of interest-earning assets to interest-bearing liabilities to 112.38% for the year ended December 31, 1999 from 116.16% for the year ended December 31, 1998.

Interest Income

         Interest income for the year ended December 31, 1999 was $14.1 million compared to $12.8 million for the year ended December 31, 1998. The increase in interest income was primarily a result of a $19.1 million increase in the average balance of interest-earning assets. The average balance of loans receivable increased $24.0 million while the average balance of securities remained relatively stable. This was partially offset by a decrease in the average balance of interest-earning deposits of $6.3 million.

Interest Expense

         Interest expense for the year ended December 31, 1999 was $7.3 million compared to $6.8 million for the year ended December 31, 1998. The increase was primarily the result of a $22.4 million increase in the average balance of interest-bearing liabilities resulting from increased advances from the Federal Home Loan Bank of Chicago, as well as a $3.9 million increase in deposits. This was partially offset by a decrease in the average cost of funds from 4.27% in 1998 to 4.00% in 1999.

Provision for Loan Losses

         The Company recorded a provision for loan losses of $20,000 for the year ended December 31, 1999, increasing the total allowance for loan losses to $795,000 as of December 31, 1999. The allowance was equal to 0.68% of total loans and 308.14% of non-performing loans as of December 31, 1999. The Company had non-performing assets totaling $258,000 as of December 31, 1999. The amount of the provision and allowance for estimated losses on loans is influenced by current economic conditions, actual loss experience, industry trends and other factors, such as adverse economic conditions, including declining real estate values, in the Company's market area. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the Company's allowance for estimated losses on loans. While management believes the existing level of reserves is adequate, future adjustments to the allowance may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control.

Non-Interest Income

         Non-interest income increased $2,000 to $711,000 for the year ended December 31, 1999. The increase was primarily attributable to a gain on the sale of securities of $63,000 for the year ended December 31, 1999, as compared to a gain of $19,000 for the year ended December 31, 1998. In addition, other non-interest income increased to $148,000 for the year ended December 31, 1999, as compared to $117,000 for the year ended December 31, 1998. This was partially offset by a decrease in fees and services charges from $573,000 for the year ended December 31, 1999, to $500,000 for the year ended December 31, 1999, due primarily to a decrease in loan originations.

Non-Interest Expense

         Non-interest expense was $4.7 million for the year ended December 31, 1999, and $4.1 million for the year ended December 31, 1998. The increase in non-interest expense was primarily attributable to costs associated with the addition of a fourth full service branch office in December, 1998.

Provision for Income Taxes

         The Company's federal and state income tax expense increased from $957,000 for the year ended December 31, 1998 to $1.1 million for the year ended December 31, 1999. The $103,000 increase in income tax was the result of the increase in net income before income taxes of $287,000.


                       COMPARISON OF OPERATING RESULTS FOR
                   THE YEARS ENDED DECEMBER 31, 1998 AND 1997

General

         Consolidated net income of the Company for the year ended December 31, 1998 was $1.6 million, as compared to $944,000 for the year ended December 31, 1997. The $610,000 increase in net income was primarily attributable to the $613,000 after-tax accrual to establish the Hemlock Federal Charitable Foundation, recorded in March, 1997.

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


                                                                  Year Ended December 31,
                                 ---------------------------------------------------------------------------------------
                                               1999                       1998                          1997
                                 ---------------------------- ----------------------------- ----------------------------
                                    Average  Interest           Average  Interest             Average   Interest
                                  Outstanding Earned/  Yield/ Outstanding Earned/   Yield/  Outstanding  Earned/  Yield/
                                    Balance    Paid     Rate    Balance    Paid      Rate     Balance     Paid     Rate
                                 ------------ --------- ----- ----------- -------- -------- ---------- --------- -------

Loans receivable(1).............     $112,631  $ 8,086   7.18%  $ 88,595  $ 6,535    7.38%   $ 60,541   $ 4,829    7.98%
Mortgage-backed securities......       73,706    4,840   6.57     70,005    4,538    6.48      63,597     4,295    6.75
Securities(2)...................       11,307      748   6.62     14,465      919    6.35      18,759     1,210    6.45
Interest-bearing deposits.......        4,948      208   4.20     11,286      632    5.60      14,082       884    6.28
Other earning assets(3).........        2,628      192   7.30      1,768      126    7.12         986        75    7.61
                                     --------  -------          --------  -------            --------   -------
   Total earning assets(1)......      205,220   14,074   6.86    186,118   12,750    6.85     157,965    11,293    7.15
                                               -------                    -------                       -------
Non-interest earning assets.....        7,652                      6,833                        5,151
                                     --------                   --------                     --------
   Total assets.................     $212,872                   $192,951                     $163,196
                                     ========                   ========                     ========

Interest-Earning Liabilities:
Savings deposits................     $ 50,339    1,429   2.84   $ 46,460    1,333    2.87    $ 45,741     1,467    3.21
Demand and NOW..................       17,696      297   1.68     15,663      319    2.04      14,211       337    2.37
MMDA............................        6,888      217   3.15      5,712      180    3.15       5,024       159    3.16
Certificates of Deposit.........       73,414    3,666   4.99     67,467    3,659    5.42      64,765     3,541    5.47
Borrowings......................       34,269    1,688   4.93     24,923    1,351    5.42       3,462       219    6.32
                                     --------  -------          --------  -------            --------   -------
   Total interest-bearing
       liabilities..............      182,606    7,297   4.00%   160,225    6,842    4.27     133,203     5,723    4.30
                                               -------                    -------                       -------

Non-interest-bearing liabilities        3,746                      3,592                        3,091
                                     --------                   --------                     --------
   Total liabilities............      186,352                    163,817                      136,312

Equity..........................       26,520                     29,134                       26,834
                                     --------                   --------                     --------
   Total liabilities and equity.     $212,872                   $192,951                     $163,146
                                     ========                   ========                     ========

Net interest/spread.............               $ 6,777   2.86%            $ 5,908    2.58%               $5,570    2.85%
                                               =======   ====             =======    =====               ======    ====
Margin..........................                         3.30%                       3.17%                         3.53%
                                                         ====                        =====                         ====
Assets to liabilities........         112.38%                    116.16%                      118.59%
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

                                                   At December 31,
                                       ---------------------------------------
                                        1999     1998    1997    1996    1995
                                       ------- -------- ------- ------- ------

Weighted average yield on:
 Loans receivable(1)..................  7.25%    7.27%   7.63%   7.81%   8.06%
 Mortgage-backed securities(2)........  6.96     6.32    6.99    7.28    8.22
 Securities(2)........................  6.73     6.35    5.22    7.60    5.10
 Other interest-earning assets........  4.37     4.81    5.77    6.16    4.26
   Combined weighted average yield
        on interest-earning assets....  6.97     6.75    7.27    7.36    7.45

Weighted average rate paid on:
 Passbook Savings ....................  2.85     2.94    2.94    3.14    3.15
 NOW..................................  1.70     2.02    2.22    2.52    2.52
 MMDA.................................  3.20     3.20    3.20    3.20    3.14
 Certificate accounts.................  4.98     4.76    5.62    5.47    5.57
 Borrowings...........................  5.22     4.91    5.86    9.72    9.72
    Combined weighted average rate
        paid on interest-bearing
        liabilities...................  4.11     4.17    4.35    4.29    4.34

Spread................................  2.86%    2.58%   2.92%   3.07%   3.11%

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


                                                   Year Ended December 31,             Year Ended December 31,
                                                        1998 vs. 1999                       1997 vs. 1998
                                                ---------------------------------   ---------------------------------
                                                     Increase                            Increase
                                                     (Decrease)                          (Decrease)
                                                       Due to             Total              Due to            Total
                                                -------------------     Increase    --------------------    Increase
                                                  Volume     Rate      (Decrease)    Volume      Rate      (Decrease)
                                                --------   --------     --------    --------    --------     --------
Interest-earning assets:
 Loans receivable..........................       $1,730    $  (179)      $1,551      $2,093     $ (387)     $  1,706
 Mortgage-backed securities................          212          60         302         420       (177)          243
 Securities...............................         (138)        (17)       (155)       (273)        (18)        (291)
Interest-bearing deposits..................        (296)       (128)       (424)       (163)        (89)        (252)
Other earning assets.......................            7          43          50          56         (5)           51
                                                --------   --------     --------    --------    --------     --------
   Total interest-earning assets...........        1,545       (221)       1,324       2,133       (676)        1,457

Interest-bearing liabilities:
 Passbook savings..........................          110        (14)          96          23       (157)        (134)
 NOW.......................................           38        (60)        (22)          32        (50)         (18)
 MMDA......................................           37         ---          37          22         (1)           21
 Certificate of Deposit....................          309       (302)           7         147        (29)          118
 Borrowings................................          469       (132)         337       1,168        (36)        1,132
                                                --------   --------     --------    --------    --------     --------

   Total interest-bearing liabilities......          963       (508)         455       1,392       (273)        1,119
                                                --------   --------     --------    --------    --------     --------

Net interest/spread........................     $    582     $   287     $   869    $    741      $(404)     $    338
                                                ========     =======     =======    ========      ======     ========


Quantitative and Qualitative Disclosures About Market Risk

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

         The Company has taken a variety of steps to manage its interest rate risk level. First, the Company maintains a significant portfolio of mortgage-backed securities having adjustable rates and/or short or intermediate terms to maturity. At December 31, 1999, $46.4 million or 20.3% of the Company's assets consisted of mortgage-backed and related securities having adjustable or floating interest rates or anticipated average lives of five years or less. Second, the Company focuses its lending activities on the origination of adjustable rate mortgage loans ("ARMs"), seven year balloon loans and fixed rate loans with terms to maturity of 15 years or less. Third, the Company maintains a portfolio of securities and liquid assets with weighted average lives of three years or less. At December 31, 1999, the Company had $16.8 million of securities with a remaining average life of three years or less. Finally, a substantial proportion of the Company's liabilities consists of NOW and passbook savings accounts which are believed by management to be somewhat less sensitive to interest rate changes than certificate accounts.

         Net Portfolio Value. Management utilizes the net portfolio value ("NPV") analysis to quantify interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an immediate and sustained 200 basis point change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Pursuant to this regulation, thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Savings institutions, however, with less than $300 million in assets and a total capital ratio in excess of 12%, will be exempt from this requirement unless the OTS determines otherwise. The OTS has postponed the implementation of the rule until further notice. Based upon its asset size and capital level at December 31, 1999, the Bank would qualify for an exemption from this rule; however, management believes that the Bank would be required to make a deduction from capital of $507,000 if it were subject to this rule.

         The following table sets forth, at December 31, 1999, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+/-300 basis points, measured in 100 basis point increments) as compared to tolerance limits under the Bank's current policy.


    Change in             Net Portfolio Value      NPV as % fPV of Assets
  Interest Rates   ------------------------------- ----------------------
  (Basis Points)   $ Amount   $ Change   % Change   NPV Ratio    Change
 ----------------  ---------  ---------  ---------  ---------- ----------
                                (Dollars in Thousands)

        +300       $14,800    $(10,580)     (42)%       7.09%    (415)bp
       +200         18,827      (6,553)     (26)%       8.77%    (247)bp
       +100         22,504      (2,876)     (11)%      10.20%    (104)bp
        ---         25,380                             11.24%
       -100         27,646       2,266        9%       12.00%      75bp
       -200         29,135       3,755       15%       12.42%     118bp
       -300         30,075       4,695       19%       12.62%     137bp

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

         Federal regulations require Hemlock Federal to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 4% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years. Hemlock Federal has historically maintained its liquidity ratio for regulatory purposes at levels in excess of those required. At December 31, 1999, Hemlock Federal's liquidity ratio for regulatory purposes was 13.6%.

         The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows provided by operating activities were $2.6 million and $1.8 million for the years ended December 31, 1999 and December 31, 1998, respectively. Net cash from investing activities consisted primarily of proceeds from maturities and repayments of securities, offset by purchases of securities and loan originations. Net cash from financing activities consisted primarily of borrowings from the FHLB and deposit growth, offset by repayments of FHLB advances and purchases of treasury stock in 1999 and 1998.

         The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 1999, cash and short-term investments totaled $9.8 million. The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Company may also utilize the sale of securities available-for-sale and Federal Home Loan Bank advances as a source of funds.

         At December 31, 1999, the Bank had outstanding commitments to originate loans of $1.6 million of which $1.4 million had fixed interest rates. These loans are to be secured by properties located in its market area. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from December 31, 1999 totaled $57.7 million. Management believes that a significant portion of such deposits will remain with the Bank.

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

         Hemlock Federal is subject to various regulatory capital requirements imposed by the OTS. At December 31, 1999, Hemlock Federal was in compliance with all applicable capital requirements on a fully phased-in basis. See "Regulation
- Regulatory Capital Requirements" and Note 10 of the Notes to the Financial Statements.

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

         At December 31, 1999, the Bank continued to exceed all regulatory capital requirements with tangible and core capital of $21.8 million, or 9.64%, of adjusted total assets, which were approximately $12.7 million and $18.4 million above the minimum requirements of 4.0% and 1.5%, respectively, of the adjusted total assets in effect on that date. On December 31, 1999, the Bank had risk-based capital of $23.1 million, or 24.1% of risk-weighted assets of $95.5 million. This amount was $15.5 million above the 8.0% requirement in effect on that date. Under regulatory guidelines, the Bank was considered well-capitalized at December 31, 1999.

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

Impact of New Accounting Standards

         Statement of Financial Accounting Standards (Statement) No. 133 on derivatives will, in 2001, require all derivatives to be recorded at fair value in the balance sheet, with changes in fair value charged or credited to income. If derivatives are documented and effective as hedges, the change in the derivative fair value will be offset by an equal change in the fair value of the hedged item. Under the new standard, securities held-to-maturity can no longer be hedged, except for changes in the issuer's creditworthiness. Therefore, upon adoption of Statement No. 133, companies will have another one-time window of opportunity to reclassify held-to-maturity securities to either trading or available-for-sale, provided certain criteria are met. This Statement may be adopted early at the start of a calendar quarter. Since the Company has no significant derivative instruments or hedging activities, adoption of Statement No. 133 is not expected to have a material impact on the Company's financial statements.

Year 2000

         The Company successfully completed its Year 2000 changeover without any problems or disruptions to operations. While management believes that it is unlikely, there can be no assurance that problems not yet apparent to the Company or its vendors will not arise as the year progresses. Management will continue to monitor all business processes continue to function properly. Total expenditures on the Year 2000 project through December 31, 1999 were $18,000, which is consistent with the amount that management estimated for the project.

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

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Hemlock Federal Financial Corporation
Oak Forest, Illinois


We have audited the accompanying consolidated statements of financial condition of Hemlock Federal Financial Corporation and Subsidiary, as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hemlock Federal Financial Corporation and Subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.


                                         Crowe, Chizek and Company LLP
Oak Brook, Illinois
January 21, 2000


                                                                             18.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           December 31, 1999 and 1998
                             (Dollars in thousands)
--------------------------------------------------------------------------------
                                                              1999      1998
                                                            --------  --------
ASSETS
Cash and due from banks                                     $  5,034  $  2,359
Interest-bearing deposits in financial institutions            4,779     3,677
                                                            --------  --------
     Cash and cash equivalents                                 9,813     6,036

Securities available-for-sale                                 32,982    30,513
Securities held-to-maturity (fair value:  1999 - $60,029;
  1998 - $59,527)                                             61,126    58,617
Loans receivable, net                                        116,998   101,977
Federal Home Loan Bank stock, at cost                          2,325     1,850
Accrued interest receivable                                    1,199       932
Premises and equipment, net                                    3,538     3,567
Prepaid expenses and other assets                                476       932
                                                            --------  --------
     Total assets                                           $228,457  $204,424
                                                            ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                    $150,576  $143,149
Advances from Federal Home Loan Bank                          49,500    31,000
Advance payments by borrowers for taxes and insurance          1,133     1,075
Accrued interest payable and other liabilities                 1,527     1,994
                                                            --------  --------
     Total liabilities                                       202,736   177,218

Stockholders' equity
     Common stock, $.01 par value; 2,500,000 shares
       authorized; 2,076,325 shares issued                        21        21
     Additional paid-in capital                               20,270    20,208
     Unearned ESOP shares                                     (1,163)   (1,329)
     Unearned stock awards                                      (859)   (1,120)
     Treasury stock, (1999 - 457,762 shares;
          1998 - 287,384 shares)                              (7,227)   (4,863)
     Retained earnings, substantially restricted              14,235    13,207
     Accumulated other comprehensive income                      444     1,082
                                                            --------  --------
         Total equity                                         25,721    27,206
                                                            --------  --------

              Total liabilities and stockholders' equity    $228,457  $204,424
                                                            ========  ========

--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                                                                             19.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                 Years ended December 31, 1999, 1998, and 1997
                  (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------
                                                        1999     1998     1997
                                                      -------  -------  -------
Interest income
    Loans                                             $ 8,086  $ 6,535  $ 4,829
    Mortgage-backed and other securities                4,840    4,519    4,295
    Securities                                            765      976    1,210
    Other interest-earning assets                         383      720      959
                                                      -------  -------  -------
       Total interest income                           14,074   12,750   11,293

Interest expense
    Deposits                                            5,609    5,491    5,504
    Other borrowings                                    1,688    1,351      219
                                                      -------  -------  -------
       Total interest expense                           7,297    6,842    5,723
                                                      -------  -------  -------


Net interest income                                     6,777    5,908    5,570

Provision for loan losses                                  20       21       30
                                                      -------  -------  -------


Net interest income after provision for loan losses     6,757    5,887    5,540

Noninterest income
    Fees and service charges                              500      573      417
    Rental income                                          52       40       40
    Gain (loss) on sale of securities                      63       19       (3)
    Miscellaneous income                                   96       77       85
                                                      -------  -------  -------
       Total noninterest income                           711      709      539

Noninterest expense
    Compensation and employee benefits                  2,418    2,237    1,864
    Occupancy and equipment expenses                      920      625      625
    Data processing                                       264      240      235
    Federal insurance premiums                             86       81       71
    Advertising and promotion                             177      148       80
    Contributions                                          12        7    1,007
    Other                                                 793      747      627
                                                      -------  -------  -------
       Total noninterest expense                        4,670    4,085    4,509
                                                      -------  -------  -------


Income before provision for income taxes                2,798    2,511    1,570

Provision for income taxes                              1,058      957      626
                                                      -------  -------  -------


Net income                                            $ 1,740  $ 1,554  $   944
                                                      =======  =======  =======

Earnings per share
    Basic and diluted                                 $  1.16  $   .88  $   .40
                                                      =======  =======  =======


--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                                                                             20.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  Years ended December 31, 1999, 1998, and 1997
                  (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------

                                                                                         Accumulated
                                        Additional Unearned Unearned                        Other         Total
                                 Common   Paid-in    ESOP     Stock   Treasury  Retained Comprehensive Stockholders' Comprehensive
                                  Stock   Capital   Shares   Awards     Stock   Earnings   Income        Equity         Income
                                  -----   -------   ------   ------     -----   --------   ------        ------         ------

Balance at December 31, 1996      $   -  $     -   $     -  $     -    $   -    $11,508     $607        $12,115

Issuance of stock and restricted
 stock awards in connection
 with conversion                     21   20,016    (1,661)  (1,433)       -          -        -         16,943
ESOP shares earned                    -       89       166        -        -          -        -            255
Stock awards earned                   -        -         -       51        -          -        -             51
Cash dividends ($.12 per share)       -        -         -        -        -       (249)       -           (249)
Comprehensive income:
 Net income                           -        -         -        -        -        944        -            944       $   944
 Change in unrealized gain on
   securities available-for-sale,
   net of reclassification and
   tax effects                        -        -         -        -        -          -      368            368           368
                                   ----  -------   -------  -------   ------    -------      ------      ------       -------
 Total comprehensive
  income                                                                                                              $ 1,312
                                                                                                                      =======

Balance at December 31, 1997         21   20,105    (1,495)  (1,382)       -     12,203      975         30,427



--------------------------------------------------------------------------------

                                   (Continued)

                                                                             21.


                                                                                                                                  5.
              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  Years ended December 31, 1999, 1998, and 1997
                  (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------

                                                                                         Accumulated
                                        Additional Unearned Unearned                        Other         Total
                                 Common   Paid-in    ESOP     Stock   Treasury  Retained Comprehensive Stockholders' Comprehensive
                                  Stock   Capital   Shares   Awards     Stock   Earnings   Income        Equity         Income
                                  -----   -------   ------   ------     -----   --------   ------        ------         ------


Balance at December 31, 1997      $  21  $ 20,105  $(1,495) $(1,382)   $    -   $12,203     $ 975        $30,427

ESOP shares earned                    -       103      166        -         -         -         -            269
Stock awards earned                   -         -        -      262         -         -         -            262
Cash dividends ($.30 per share)       -         -        -        -         -      (550)        -
(550)
Purchase of treasury stock            -         -        -        -    (4,863)        -         -         (4,863)
Comprehensive income:
  Net income                          -         -        -        -         -     1,554         -          1,554       $ 1,554
  Change in unrealized gain
  on securities available-
  for-sale, net of reclass-
  ification and tax effects           -        -         -        -        -          -         107          107           107
                                   ----  -------   -------  -------  -------    -------      ------      -------       -------
       Total comprehensive
         income                                                                                                        $ 1,661
                                                                                                                       =======

Balance at December
   31, 1998                          21   20,208    (1,329)  (1,120)  (4,863)    13,207       1,082       27,206

ESOP shares earned                    -       62       166        -        -          -           -          228
Stock awards earned                   -        -         -      261        -          -           -          261
Cash dividends ($.38 per share)       -        -         -        -        -       (712)          -
(712)
Purchase of treasury stock            -        -         -        -   (2,364)         -           -       (2,364)
Comprehensive income:
  Net income                          -        -         -        -        -      1,740           -        1,740       $ 1,740
  Change in unrealized gain
  on securities available-
  for-sale, net of reclass-
  ification and tax effects           -        -         -        -        -          -        (638)        (638)         (638)
                                   ----  -------   -------  -------  -------    -------      ------      -------       -------
       Total comprehensive
         income                                                                                                        $ 1,102
                                                                                                                       =======

Balance at December 31, 1999       $ 21  $20,270   $(1,163) $  (859) $(7,227)   $14,235      $  444      $25,721
                                   ====  =======   =======  =======  =======    =======      ======      =======


--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                                                                             22.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Years ended December 31, 1999, 1998, and 1997
                             (Dollars in thousands)
--------------------------------------------------------------------------------

                                                                    1999      1998      1997
                                                                   -------   -------   -------
Cash flows from operating activities
 Net income                                                        $ 1,740   $ 1,554   $   944
 Adjustments to reconcile net income to net cash provided
   by operating activities
    Depreciation                                                       219       123       117
    Amortization of premiums and discounts on securities, net          223       375       268
    Net (gain) loss on sale of securities                              (63)      (19)        3
    Provision for loan losses                                           20        21        30
    Change in deferred income taxes                                    183        59      (320)
    ESOP compensation expense                                          228       269       255
    Stock awards expense                                               261       262        51
    Net change in accrued interest receivable                         (267)      (28)     (116)
    Net change in accrued interest payable and other liabilities       (43)     (247)      960
    Increase in net deferred loan costs                               (124)     (122)     (101)
    Net change in other assets                                         204      (402)      361
                                                                   -------   -------   -------
       Net cash provided by operating activities                     2,581     1,845     2,452

Cash flows from investing activities
  Purchase of securities available-for-sale                        (15,227)  (11,197)  (12,051)
  Proceeds from sales of securities available-for-sale               2,839     3,162       596
  Principal payments on mortgage-backed securities
    and collateralized mortgage obligations                         24,766    32,017    21,030
  Purchase of  securities held-to-maturity                         (23,958)  (56,629)  (39,258)
  Proceeds from maturities and calls of securities                   5,395    24,459    21,050
  Purchase of FHLB stock                                              (475)     (863)      (86)
  Purchase of loans                                                      -         -   (12,865)
  Net increase in loans                                            (14,917)  (25,717)   (9,687)
  Property and equipment expenditures                                 (190)   (1,591)   (1,173)
                                                                   -------   -------   -------
     Net cash used in investing activities                         (21,767)  (36,359)  (32,444)

Cash flows from financing activities
  Net change in deposits                                             7,427    12,191      (285)
  Increase in advance payments by borrowers for taxes
    and insurance                                                       58       271       123
  Borrowings from FHLB                                              35,500    42,000    11,000
  Repayments of FHLB advances                                      (17,000)  (22,000)   (1,500)
  Issuance of stock                                                      -         -    18,376
  Purchase of treasury stock                                        (2,364)   (6,245)        -
  Dividends paid                                                      (658)     (550)     (249)
                                                                   -------   -------   -------
     Net cash provided by financing activities                      22,963    25,667    27,465
                                                                   -------   -------   -------

--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                                                                             23.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1999, 1998, and 1997
                             (Dollars in thousands)
--------------------------------------------------------------------------------

                                                      1999     1998      1997
                                                     ------  -------   -------
Net change in cash and cash equivalents              $3,777  $(8,847)  $(2,527)

Cash and cash equivalents at beginning of year        6,036   14,883    17,410
                                                     ------  -------   -------

Cash and cash equivalents at end of year             $9,813  $ 6,036   $14,883
                                                     ======  =======   =======

Supplemental disclosures of cash flow information
    Cash paid during the year for
       Interest                                      $7,213  $ 6,751   $ 5,683
       Income taxes                                     836      865       690







--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                                                                             24.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

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

Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for loan losses is maintained. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of the loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             25.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             26.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Reclassifications: Certain reclassifications were made to the prior year financial statements to conform to the 1999 presentation.

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             27.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

NOTE 2 - SECURITIES

Securities consist of the following at:
                                                    December 31, 1999
                                         ------------------------------------
                                                   Gross      Gross
                                        Amortized Unrealized Unrealized Fair
                                           Cost     Gains   (Losses)    Value
                                         -------   ------   -------   -------
Securities available-for-sale
    U.S. government agencies             $ 1,000   $    -   $   (20)  $   980
    FHLMC stock                            2,521      949         -     3,470
    FHLMC certificates                     2,245       38         -     2,283
    FNMA certificates                      2,622       48         -     2,670
    Collateralized mortgage obligations   23,019       77      (301)   22,795
    Other equity securities                  847        4       (67)      784
                                         -------   ------   -------   -------

                                         $32,254   $1,116   $  (388)  $32,982
                                         =======   ======   =======   =======
Securities held-to-maturity
    U.S. government agencies             $15,811   $    1   $  (655)  $15,157
    GNMA certificates                     14,791       62      (206)   14,647
    FHLMC certificates                     9,260      140       (20)    9,380
    FNMA certificates                     14,396      142      (383)   14,155
    Collateralized mortgage obligations    6,868        3      (181)    6,690
                                         -------   ------   -------   -------

                                         $61,126   $  348   $(1,445)  $60,029
                                         =======   ======   =======   =======

                                                    December 31, 1998
                                         ------------------------------------
                                                   Gross      Gross
                                        Amortized Unrealized Unrealized Fair
                                           Cost     Gains   (Losses)    Value
                                         -------   ------   -------   -------
Securities available-for-sale
    U.S. government agencies             $ 1,804   $    7   $    (1)  $ 1,810
    FHLMC stock                               24    1,571         -     1,595
    FHLMC certificates                     3,318      116         -     3,434
    FNMA certificates                      4,015      104        (1)    4,118
    Collateralized mortgage obligations   19,050      160       (80)   19,130
    Other equity securities                  527        -      (101)      426
                                         -------   ------   -------   -------

                                         $28,738   $1,958   $  (183)  $30,513
                                         =======   ======   =======   =======
Securities held-to-maturity
    U.S. government agencies             $ 6,101   $    2   $     -   $ 6,103
    GNMA certificates                     19,186      316         -    19,502
    FHLMC certificates                     8,007      289         -     8,296
    FNMA certificates                     13,607      236       (11)   13,832
    Collateralized mortgage obligations   11,716       92       (14)   11,794
                                         -------   ------   -------   -------

                                         $58,617   $  935   $   (25)  $59,527
                                         =======   ======   =======   =======
--------------------------------------------------------------------------------
                                  (Continued)

                                                                             28.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

NOTE 2 - SECURITIES (Continued)

The amortized cost and estimated market value of debt securities at December 31, 1999 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                            Held-to-Maturity           Available-for-Sale
                                         -----------------------    ------------------------
                                          Amortized      Fair         Amortized      Fair
                                            Cost         Value          Cost         Value
                                         ----------   ----------    ----------    ----------
Due after one year through five years    $    4,503   $    4,462    $    1,000    $      980
Due after five years through ten years        8,312        8,010             -             -
Due after ten years or more                   2,996        2,685             -             -
                                         ----------   ----------    ----------    ----------
                                             15,811       15,157         1,000           980

FHLMC stock                                       -            -         2,521         3,470
Mortgage-backed securities and
  collateralized mortgage obligations        45,315       44,872        27,886        27,748
Other equity securities                           -            -           847           784
                                         ----------   ----------    ----------    ----------
                                         $   61,126   $   60,029    $   32,254    $   32,982
                                         ==========   ==========    ==========    ==========

At December 31, 1999 and 1998, all of the Corporation's mortgage-backed and related securities were guaranteed or insured by quasi-governmental agencies (e.g., GNMA, FNMA, FHLMC).

Sales of securities available-for-sale are summarized as follows:

                               For the Year Ended
                                  December 31,
                     -------------------------------------
                        1999         1998          1997
                     ----------   ----------    ----------

     Proceeds        $   2,839    $  3,162       $    596
     Gross gains           157         115              -
     Gross losses           94          96              3

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             29.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

NOTE 3 - LOANS RECEIVABLE

Loans receivable consist of the following at:
                                                            December 31,
                                                    ---------------------------
                                                        1999            1998
                                                    ------------   ------------
First mortgage loans
     Principal balances:
         Secured by one-to-four-family residences   $     91,287   $     87,041
         Loans held for sale                                 218              -
         Secured by multi-family                          21,031         12,070
         Secured by commercial real estate                   181            191
                                                    ------------   ------------
                                                         112,717         99,302
     Less:
         Loans in process                                      -            313
         Net deferred loan origination costs                (533)          (409)
                                                    ------------   ------------
              Total first mortgage loans                 113,250         99,398

Consumer and other loans Principal balances:
         Home equity loans                                 4,164          2,844
         Loans on deposits                                   114            129
         Automobile loans                                    265            381
                                                    ------------   ------------
              Total consumer and other loans               4,543          3,354
     Less allowance for loan losses                          795            775
                                                    ------------   ------------

                                                    $    116,998   $    101,977
                                                    ============   ============

There were no impaired loans at December 31, 1999 or December 31, 1998.

Nonaccrual and renegotiated loans totaled approximately $258,000 and $124,000 at December 31, 1999 and 1998, respectively. The approximate amounts of interest income that would have been recorded under the original terms of such loans and the interest income actually recognized were not material.

The Corporation is not committed to lend additional funds to debtors whose loans have been modified.

Loans serviced for others consisted of approximately $2,617,000, $1,078,000, and $1,527,000, at December 31, 1999, 1998, and 1997, respectively. These loans were sold to the Federal Home Loan Mortgage Corporation and Illinois Housing Development Authority.

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             30.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

NOTE 3 - LOANS RECEIVABLE (Continued)

The Corporation's lending activities have been concentrated primarily in Cook County, Illinois, where its main office is located. The largest portion of the Corporation's loans are originated for the purpose of enabling borrowers to purchase residential real estate property secured by first liens on such property. At December 31, 1999, approximately 78% of the Corporation's loans were secured by owner-occupied, one-to-four-family residential property. The Corporation requires collateral on all loans and generally maintains loan-to-value ratios of 80% or less.

Activity in the allowance for loan losses is summarized as follows:

                                             For the Year Ended
                                                  December 31,
                                   -----------------------------------------
                                     1999            1998             1997
                                   -----------    -----------    -----------

     Balance at beginning of year  $       775    $       775    $       745
     Provision charged to income            20             21             30
     Charge-offs                             -            (21)             -
                                   -----------    -----------    -----------

                                   $       795    $       775    $       775
                                   ===========    ===========    ===========

NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment consists of the following at:

                                                   December 31,
                                           --------------------------
                                               1999           1998
                                           -----------    -----------
     Land                                  $     1,033    $     1,033
     Building and landscaping                    2,794          2,700
     Leasehold improvements                        102            102
     Furniture, fixtures, and equipment            842            748
                                           -----------    -----------
         Total cost                              4,771          4,583

     Accumulated depreciation                   (1,233)        (1,016)
                                           -----------    -----------

                                           $     3,538    $     3,567
                                           ===========    ===========

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             31.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

NOTE 5 - DEPOSITS

Certificate  of  deposit  accounts  with  balances   $100,000  or  more  totaled
$6,244,000 and $8,579,000 at December 31, 1999 and 1998, respectively. Deposits greater than $100,000 are not insured.

At December 31, 1999, scheduled maturities of certificates of deposit are as follows:

        2000                         $    57,658
        2001                              11,703
        2002                               2,339
        2003                                 633
        2004 and thereafter                  864
                                     -----------

                                     $    73,197


NOTE 6 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank are summarized as follows:

                                            December 31,
                             --------------------------------------------
                                     1999                   1998
                             -------------------- -----------------------
                              Weighted              Weighted
                               Average              Average
                                Rate    Amount        Rate       Amount
                             --------- ---------- ----------- -----------
Advances from the Federal
  Home Loan Bank due
    2000                        6.50%   $ 4,500         -%      $     -
    2004                        5.86      9,000         -             -
    2008                        4.95     18,000      4.82        22,000
    2009                        5.05      7,000         -             -
    Open line                   4.75     11,000      5.13         9,000
                                        -------                 -------

         Total                  5.22%   $49,500      4.91%      $31,000
                                        =======                 =======

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             32.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

NOTE 6 - ADVANCES FROM FEDERAL HOME LOAN BANK (Continued)

At December 31, 1999, $29.0 million of the FHLB advances have various call provisions. The Corporation will incur a penalty if the advances are repaid prior to their maturity dates.

The Corporation maintains a collateral pledge agreement covering secured advances whereby the Corporation has agreed to at all times keep on hand, free of all other pledges, liens, and encumbrances, whole first mortgage loans on improved residential property not more than 90 days delinquent aggregating no less than 167% of the outstanding secured advances from the Federal Home Loan Bank of Chicago.

NOTE 7 - INCOME TAXES

An analysis of the provision for income taxes consists of the following:

                                   For the Year Ended
                                       December 31,
                        -----------------------------------------
                           1999           1998            1997
                        -----------    -----------    -----------
     Current
         Federal        $       755    $       787    $       842
         State                  120            111            104
     Deferred                   183             59           (320)
                        -----------    -----------    -----------

                        $     1,058    $       957    $       626
                        ===========    ===========    ===========

The provision for income taxes differs from that computed at the statutory corporate tax rate as follows:
                                        For the Year Ended December 31,
                              -------------   ----------------  ---------------
                                   1999            1998             1997
                              -------------   ----------------  ---------------
    Provision for federal
      income taxes
      computed at
      statutory rate of 34%   $  951  34.0%      $854  34.0%       $534  34.0%
    State income taxes,
      net of federal tax
      effect and other           107   3.9        103   4.1          92   5.9
                              ------  ----       ----  ----        ----  ----

                              $1,058  37.9%      $957  38.1%       $626  39.9%
                              ======  ====       ====  ====        ====  ====

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             33.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

NOTE 7 - INCOME TAXES (Continued)

Deferred tax assets (liabilities) are comprised of the following:

                                                               December 31,
                                                             --------------
                                                              1999     1998
                                                             -----    -----
     Contributions                                           $ 268    $ 362
     Loans, principally due to allowance for loan losses       225      196
     Other                                                      21       37
                                                             -----    -----
         Total deferred tax assets                             514      595

     Unrealized gain on securities available-for-sale         (284)    (693)
     Depreciation                                             (121)     (62)
     Federal Home Loan Bank stock dividends                    (42)     (42)
     Deferred loan fees                                       (203)    (144)
     Other                                                     (27)     (43)
                                                             -----    -----
         Total deferred tax liabilities                       (677)    (984)
                                                             -----    -----
              Net deferred tax liabilities                   $(163)   $(389)
                                                             =====    =====

The Bank has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts which differs from the provision charged to income on the financial statements. Retained earnings at December 31, 1999 and 1998 include approximately $3,114,000 for which no deferred federal income tax liability has been recorded.


NOTE 8 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators for earnings per share computations for 1999 and 1998, and April 1, 1997 to December 31, 1997 is presented below.

                                                  1999          1998      1997
                                                  ----          ----      ----
Basic earnings per share
 Net income                                    $    1,740  $    1,554 $      944
 Less net income of Bank prior to conversion            -           -        171
                                               ----------  ---------- ----------

  Net income available to common stockholders  $    1,740  $    1,554 $      773
                                               ==========  ========== ==========

 Weighted average common shares outstanding     1,503,112   1,764,550  1,918,524
                                               ==========  ========== ==========

    Basic earnings per share                   $     1.16  $      .88 $      .40
                                               ==========  ========== ==========

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             34.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

NOTE 8 - EARNINGS PER SHARE (Continued)

                                                  1999       1998        1997
                                               ---------- ---------- ----------
Earnings Per Share Assuming Dilution
   Net income available to common stockholders $    1,740 $    1,554 $      773
                                               ========== ========== ==========

   Weighted average common shares outstanding 1,503,112 1,764,550 1,918,524 Add dilutive effect of assumed exercises:
      Incentive stock options                           -      5,584          -
      Stock awards                                      -      1,446          -
                                               ---------- ---------- ----------
   Weighted average common and dilutive
     potential common shares outstanding        1,503,112  1,771,580  1,918,524
                                               ========== ========== ==========

   Diluted Earnings Per Share                  $     1.16 $      .88 $      .40
                                               ========== ========== ==========

The Corporation's outstanding stock options and stock awards were not considered in the 1999 and 1997 computations of diluted earnings per share because the effects of assumed exercise would have been antidilutive.


NOTE 9 - EMPLOYEE BENEFIT PLANS

An employee profit sharing plan was approved by the Board of Directors effective January 1, 1985. The plan covers employees having over one year of service (one thousand working hours) and who are at least 21 years of age. Contributions to the profit sharing plan are determined and approved annually by the Corporation's Board of Directors. Contributions of $42,000 were approved and funded for the year ended December 31, 1997. There were no contributions for the years ended December 31, 1999 and 1998.

As part of the conversion transaction, the Corporation established an employee stock ownership plan (ESOP) for the benefit of substantially all employees. The ESOP borrowed $1,661,060 from the Corporation and used those funds to acquire 166,106 shares of the Corporation's stock at $10 per share.

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             35.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

NOTE 9 - EMPLOYEE BENEFIT PLANS (Continued)

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

During 1999, 1998 and 1997, 16,611 shares of stock with an average fair value of $13.75, $16.19, and $15.05 per share, respectively, were committed to be released, resulting in ESOP compensation expense of $228,000, $269,000, and $255,000, respectively. Shares held by the ESOP at December 31, 1999, 1998, and 1997 are as follows:
                                              1999       1998       1997
                                           --------   --------   --------

    Allocated shares                         49,832     33,221     16,610
    Unallocated shares                      116,274    132,885    149,496
                                           --------   --------   --------

       Total ESOP shares                    166,106    166,106    166,106
                                           ========   ========   ========

       Fair value of unallocated shares    $  1,642   $  2,324   $  2,552
                                           ========   ========   ========

The Corporation has a stock option plan under the terms of which 207,633 shares of the Corporation's common stock were reserved for issuance. The options become exercisable in equal installments over a five-year period from the date of grant. The options expire ten years from the date of grant.

A summary of the status of the Corporation's stock option plan and changes during the years ended are presented below:

                              1999                 1998               1997
                         ------------------  ------------------- ---------------
                                   Weighted-           Weighted-       Weighted-
                                    Average             Average          Average
                                   Exercise            Exercise         Exercise
                         Shares      Price   Shares      Price   Shares   Price
                         -------   --------  ---------   ------  -------  -----
Outstanding
  at beginning of year   182,716   $  17.24    182,716   $17.24        -  $   -
Granted                    4,000      13.88          -        -  182,716   17.24
Exercised                      -          -          -        -        -      -
Forfeited                      -          -          -        -        -      -
                         -------   --------  ---------   ------  -------  -----

Outstanding
  at end of year         186,716   $  17.17    182,716   $17.24  182,716  $17.24
                         =======   ========  =========   ======  =======  ======


--------------------------------------------------------------------------------
                                  (Continued)

                                                                             36.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------


NOTE 9 - EMPLOYEE BENEFIT PLANS (Continued)

                                             1999        1998         1997
                                         -----------  ------------  ----------

     Options exercisable at end of year     73,088       36,544            -
     Weighted-average fair value of
       options granted during year          $ 2.93          $ -       $ 5.63
     Average remaining option term       7.9 years    8.8 years    9.8 years

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

                                             1999        1998         1997
                                         -----------  ------------  ----------

     Net income as reported              $     1,740  $     1,554    $     944
     Pro forma net income                      1,614        1,428          753
     Earnings per share as reported
         Basic and diluted                     1.16           .88          .40
     Pro forma earnings per share
         Basic and diluted                     1.07           .81          .39

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

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             37.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------


NOTE 9 - EMPLOYEE BENEFIT PLANS (Continued)

Date of grant                                    10/12/99  10/22/97   12/9/97

Options granted                                    4,000    172,334   10,382
Estimated fair value stock of options granted      $2.93     $5.64     $5.44
Assumptions used:
    Risk-free interest rate                        5.99%     6.12%     5.95%
    Expected option life                         10 years  10 years  10 years
    Expected stock price volatility                 .01       .05       .05
    Expected dividend yield                        2.74%     1.40%     1.40%

In connection with the conversion to stock ownership, the Corporation adopted a Management Recognition and Retention Plan (MRP). In 1997, the Corporation contributed $1.4 million allowing the MRP to acquire 83,053 shares of common stock of the Corporation, at an average cost of $17.25 per share, to be awarded to directors and key employees. These shares vest over a five-year period. The unamortized cost of shares not yet earned (vested) is reported as a reduction of stockholders' equity. MRP compensation expense totaled $261,000, $262,000, and $51,000 for the years ended December 31, 1999, 1998, and 1997, respectively. During 1998, 453,490 shares of stock of the Corporation were reacquired of which 83,053 were allocated to the MRP.


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

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             38.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

NOTE 10 - REGULATORY MATTERS (Continued)

At year end, actual capital levels of the Bank and minimum required levels were:

                                                                                                Minimum Required
                                                                                                   to Be Well
                                                                     Minimum Required              Capitalized
                                                                        for Capital          Under Prompt Corrective
                                                 Actual              Adequacy Purposes         Action Regulations
                                         ----------------------- -------------------------- -------------------------
                                          Amount        Ratio        Amount        Ratio       Amount       Ratio
                                         ----------- ----------- ------------ ------------- -------------- ----------
1999
----
    Total capital (to risk-
      weighted assets)                   $  23,051      24.1%      $   7,640       8.0%       $   9,550     10.0%
    Tier 1 (core) capital (to risk-
      weighted assets)                      21,830      22.9           3,820       4.0            5,730      6.0
    Tier 1 (core) capital (to adjusted
      total assets)                         21,830       9.6           9,055       4.0           11,320      5.0
    Tangible capital (to tangible assets)   21,830       9.6           3,396       1.5              N/A      N/A

1998
----
    Total capital (to risk-
      weighted assets)                   $  23,441      30.0%      $   6,257       8.0%       $   7,821     10.0%
    Tier 1 (core) capital (to risk-
      weighted assets)                      22,666      29.0           3,128       4.0            4,693      6.0
    Tier 1 (core) capital (to adjusted
      total assets)                         22,666      11.2           8,069       4.0           10,086      5.0
    Tangible capital (to tangible assets)   22,666      11.2           3,026       1.5              N/A      N/A

At December 31, 1999, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

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

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             39.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

NOTE 11 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

                                                    1999     1998    1997
                                                  -------   -----   ------
     Unrealized holding gains and losses on
       securities available-for-sale              $  (979)   $196    $600
     Less reclassification adjustments for gains
       and losses recognized in income                (63)    (19)      3
                                                  -------    ----    ----
     Net unrealized gains and losses               (1,042)    177     603
     Tax effect                                       404      70     235
                                                  -------    ----    ----

     Other comprehensive income                   $  (638)   $107    $368
                                                  =======    ====    ====


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

                                                                 Contract Amount
                                                                   December 31,
                                                                ----------------
                                                                1999       1998
                                                                -------  -------
Financial instruments whose contract amounts represent
  credit risk
    Commitments to extend credit, including loans in process    $1,569    $2,077
    Unused lines of credit                                       1,881       849

At December 31, 1999 and 1998, fixed rate commitments to extend credit, including loans in process, consisted of $1,427,000 and $1,939,000, respectively. The fixed rate commitments at December 31, 1999 are due to expire within 1 to 60 days of issuance and have rates ranging from 6%to 8.25%.

Financial instruments which potentially subject the Corporation to concentrations of credit risk include interest-bearing deposit accounts in other financial institutions and loans. At December 31, 1999 and 1998, the Corporation had deposit accounts with balances totaling approximately $4,632,000 and
$3,537,000, respectively, at the Federal Home Loan Bank of Chicago. Concentrations of loans are described in Note 3.

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             40.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------


NOTE 13 - COMMITMENTS AND CONTINGENCIES

The Corporation is, from time to time, a party to certain lawsuits arising in the ordinary course of its business. The Corporation believes that none of these lawsuits would, if adversely determined, have a material adverse effect on its financial condition, results of operations, or capital.

At December 31, 1999 and 1998, the Corporation was obligated under noncancelable operating leases for office space. Net rent expenses under operating leases, including the proportionate share of taxes, insurance, and maintenance costs, were approximately $85,000, $85,000, and $95,000 for the years ended December 31, 1999, 1998, and 1997, respectively. The lease for the Oak Lawn branch expires April 1, 2002. The lease for the Chicago branch expires on July 1, 2002. Projected minimum rental payments under the terms of the leases, not including taxes, insurance, and maintenance, are as follows at December 31, 1999:

                           2000        $        78
                           2001                 78
                           2002                 27
                                       -----------

                               Total   $       183
                                       ===========


NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The   approximate   carrying  amount  and  estimated  fair  value  of  financial instruments consist of the following:

                                                December 31, 1999            December 31, 1998
                                             -------------------------   --------------------------
                                             Approximate                  Approximate
                                              Carrying      Estimated      Carrying       Estimated
                                               Amount      Fair Value       Amount       Fair Value
                                             -----------   -----------   -----------   ------------
Financial Assets
    Cash and cash equivalents                $     9,813   $     9,813   $     6,036   $     6,036
    Securities                                    94,108        93,011        89,130        90,040
    Loans receivable, net                        116,998       115,844       101,977       102,422
    Federal Home Loan Bank stock                   2,325         2,325         1,850         1,850
    Accrued interest receivable                    1,199         1,199           932           932

Financial Liabilities
    Demand deposits                          $   (25,590)      (25,590)  $   (23,497)  $   (23,497)
    Savings deposits                             (51,789)      (51,789)      (47,799)      (47,799)
    Time deposits                                (73,197)      (73,268)      (71,853)      (72,327)
    Advance from Federal Home Loan Bank          (49,500)      (49,500)      (31,000)      (31,000)
    Advance payments by borrowers for taxes
      and insurance                               (1,133)       (1,133)       (1,075)       (1,075)
    Accrued interest payable                        (343)         (343)         (259)         (259)

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             41.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

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

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             42.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

While the above estimates are based on management's judgment of the most appropriate factors, there is no assurance that if the Corporation disposed of these items on December 31, 1999 or 1998, the fair value would have been achieved, because the market value may differ depending on the circumstances. The estimated fair values at December 31, 1999 and 1998 should not necessarily be considered to apply at subsequent dates.


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

Simultaneous with the conversion, the Board of Directors of the holding company established The Hemlock Federal Charitable Foundation. The foundation is a not-for-profit entity. In 1997, the Board approved a $1,000,000 unconditional contribution to the Foundation, of which $280,000 was paid in 1997 and an additional $250,000 was paid in 1999 and 1998. The remaining $220,000 and $470,000, respectively, is included in other liabilities in the consolidated statements of financial condition at December 31, 1999 and 1998.

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

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             43.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

NOTE 16 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed statement of financial condition, statement of income, and statement of cash flows for Hemlock Federal Financial Corporation. The Corporation was formed on March 31, 1997. Accordingly, the statements of income and cash flows for the year 1997 reflect the period April 1, 1997 through December 31, 1997.

                   CONDENSED STATEMENTS OF FINANCIAL CONDITION
                           December 31, 1999 and 1998

                                                        1999           1998
                                                    -----------    -----------
ASSETS
Cash and cash equivalents                           $     1,409    $       572
Securities available-for-sale                               783            426
Securities held-to-maturity                                   -          1,166
ESOP loan                                                 1,163          1,329
Investment in bank subsidiary                            22,313         23,809
Accrued interest receivable and other assets                273            392
                                                    -----------    -----------

                                                    $    25,941    $    27,694
                                                    ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued expenses and other liabilities              $       220    $       488
Stockholders' equity
     Common stock                                            21             21
     Additional paid-in capital                          20,270         20,208
     Unearned ESOP shares                                (1,163)        (1,329)
     Unearned stock awards                                 (859)        (1,120)
     Treasury stock, (1999 - 457,762
        shares; 1998 - 370,437 shares)                   (7,227)        (4,863)
     Retained earnings                                   14,235         13,207
     Accumulated other comprehensive income                 444          1,082
                                                    -----------    -----------

                                                    $    25,941    $    27,694
                                                    ===========    ===========

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             44.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

NOTE 16 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)


                         CONDENSED STATEMENTS OF INCOME
        For the years ended December 31, 1999 and 1998 and for the period
                       April 1, 1997 to December 31, 1997

                                                     1999       1998       1997
                                                    -------    ------    ------
Income
     Dividends from bank subsidiary                 $ 3,000    $    -    $    -
     Interest income                                    148       429       476
     Loss on sale of securities                         (23)      (44)        -
                                                    -------    ------    ------
         Total income                                 3,125       385       476

Other expenses                                          118       132     1,074
                                                    -------    ------    ------


Income (loss) before income taxes and equity in
  undistributed earnings of bank subsidiary           3,007       253      (598)

Income tax expense (benefit)                             (2)       82      (202)
                                                    -------    ------    ------


Income (loss) before equity in undistributed
  earnings of bank subsidiary                         3,009       171      (396)

Equity in undistributed earnings of bank subsidiary  (1,269)    1,383     1,169
                                                    -------    ------    ------


Net income                                          $ 1,740    $1,554    $  773
                                                    =======    ======    ======

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             45.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

NOTE 16 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
        For the years ended December 31, 1999 and 1998 and for the period
                       April 1, 1997 to December 31, 1997

                                                                    1999     1998      1997
                                                                  -------   -------   --------
Operating activities
    Net income                                                    $ 1,740   $ 1,554   $    773
    Adjustments to reconcile net income to net cash provided
      by operating activities
       Amortization of discounts and premiums on securities, net       (7)       (3)        (6)
       Equity in undistributed earnings of bank subsidiary          1,269    (1,383)    (1,169)
       Loss on sale of securities                                      23        44          -
       Change in
          Other assets                                                105        11       (364)
          Other liabilities                                          (268)     (302)       739
                                                                  -------   -------   --------
              Net cash from operating activities                    2,862       (79)       (27)

Investing activities
    Purchase of securities available-for-sale                      (1,092)     (765)         -
    Purchase of securities held-to-maturity                             -    (1,834)    (7,485)
    Principal payments on securities                                    -         -        122
    Proceeds from maturities and calls of securities                1,173     4,291      3,750
    Proceeds from sales of securities                                 750       195          -
    Payment received on loan to ESOP                                  166       166        166
    Purchase of bank subsidiary stock                                   -         -     (9,205)
    Capital contribution to subsidiary                                  -       (55)         -
                                                                  -------   -------   --------
       Net cash from investing activities                             997     1,998    (12,652)

Financing activities
    Net proceeds from sale of common stock                              -         -     18,376
    Purchase of treasury stock                                     (2,364)   (6,245)         -
    Dividends paid                                                   (658)     (550)      (249)
                                                                  -------   -------   --------
       Net cash from financing activities                          (3,022)   (6,795)    18,127
                                                                  -------   -------   --------

Net change in cash and cash equivalents                               837    (4,876)     5,448

Cash and cash equivalents at beginning of period                      572     5,448          -
                                                                  -------   -------   --------

Cash and cash equivalents at end of period                        $ 1,409   $   572   $  5,448
                                                                  =======   =======   ========


--------------------------------------------------------------------------------
                                  (Continued)

                                                                             46.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
    (Table amounts in thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

NOTE 17 - SUBSEQUENT EVENT

On January 10, 2000, the Company announced the execution of a definitive agreement providing for the purchase and merger of Midwest Savings Bank
(Midwest) into Hemlock Federal Bank for Savings. Total assets of Midwest at December 31, 1999 were approximately $48.6 million. The transaction is valued on a current basis at $3.36 million. In the transaction, Midwest stockholders will receive cash for each share of Midwest common stock approximately equal to the book value of the stock as of December 31, 1999 plus net income through the month end prior to the closing date and subject to certain other transaction adjustments. The transaction is subject to the approval of the stockholders of Midwest, as well as banking regulators, and is expected to close in the second quarter of 2000.













--------------------------------------------------------------------------------

                                                                             47.

                      HEMLOCK FEDERAL FINANCIAL CORPORATION
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

         The Annual Meeting of Stockholders will be held at 10:00 a.m. Oak Forest, Illinois time, on May 10, 2000 at the main office of the Company located at 5700 West 159th Street, Oak Forest, Illinois 60452.

STOCK LISTING

         Hemlock Federal Financial Corporation common stock is traded on the National Association of Securities Dealers, Inc. National Market under the symbol "HMLK."

PRICE RANGE OF COMMON STOCK

         The per share price range of the common stock for each quarter since the common stock began trading on March 31, 1997 was as follows:


    FISCAL 1997                          HIGH        LOW      DIVIDENDS
Second Quarter...................       $13.875    $12.500      $.00
Third Quarter....................       $15.625    $13.875      $.06
Fourth Quarter...................       $17.500    $15.375      $.06

    FISCAL 1998
First Quarter....................       $19.000    $17.000      $.07
Second Quarter...................       $19.000    $17.375      $.07
Third Quarter....................       $18.000    $13.375      $.08
Fourth Quarter...................       $14.750    $13.125      $.08

    FISCAL 1999
First Quarter....................       $13.750    $12.625      $.09
Second Quarter...................       $14.000    $13.000      $.09
Third Quarter....................       $14.250    $13.500      $.10
Fourth Quarter...................       $14.500    $12.875      $.10

The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System. The average of the bid and asked prices of Hemlock Federal Financial Corporation's common stock on March 29, 2000 was $12.25.

At March 23, 2000 there were 1,197,815 shares of Hemlock Federal Financial Corporation common stock outstanding (including unallocated ESOP shares) and there were 519 holders of record.

STOCKHOLDERS AND GENERAL INQUIRIES                   TRANSFER AGENT

Rosanne M. Pastorek-Belczak                          Registrar and Transfer Co.
Hemlock Federal Financial Corporation                10 Commerce Drive
5700 West 159th Street                               Cranford, NJ  07016
Oak Forest, Illinois 60452                           1-(800) 368-5948
(708) 687-9400

ANNUAL AND OTHER REPORTS

         A copy of Hemlock Federal Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 1999, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Rosanne M. Pastorek-Belczak, Hemlock Federal Financial Corporation, 5700 West 159th Street, Oak Forest, Illinois 60452.

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

8855 S. Ridgeland Ave.
Oak Lawn, Illinois 60453

4636 S. Damen Ave.
Chicago, Illinois 60609

15730 W. 127th St.
Lemont, Illinois 60439

Independent Auditors                           Special Counsel

Crowe, Chizek and Company LLP                  Silver, Freedman & Taff, L.L.P.
One Mid America Plaza                          1100 New York Avenue, N.W.
Oak Brook, Illinois  60552                     7th Floor
                                               Washington, D.C.  20005

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