Form 10-K/A, Exhibit 13
period 1999-12-31
HEMLOCK FEDERAL FINANCIAL CORP
filed 2000-04-11
CIK 1029654

[COVER]



2000 ANNUAL REPORT





[LOGO]




                      HEMLOCK FEDERAL FINANCIAL CORPORATION

TABLE OF CONTENTS









Chairman's Message........................................    1
Selected Consolidated Financial Information...............    3
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.....................    5
Consolidated Financial Statements.........................   18
Stockholder Information...................................   48
Corporate Information.....................................   49

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

At December 31, 1999, scheduled maturities of certificates of deposit are as follows:

        2000                         $    57,658
        2001                              11,703
        2002                               2,339
        2003                                 633
        2004 and thereafter                  864
                                     -----------

                                     $    73,197
                                     ===========

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