Form 10-K, Exhibit 13
period 2000-12-31
HEMLOCK FEDERAL FINANCIAL CORP
filed 2001-04-02
CIK 1029654

2000 ANNUAL REPORT

[LOGO]

HEMLOCK FEDERAL FINANCIAL CORPORATION

Table of Contents

TABLE OF CONTENTS

Chairman's Message	1
Selected Consolidated Financial Information	3
Management's Discussion and Analysis of Financial Condition and Results of Operations	5
Consolidated Financial Statements	18
Stockholder Information	48
Corporate Information Inside Back Cover	Inside Back Cover

Next Page

FROM YOUR CHAIRMAN & PRESIDENT

Dear Shareholder:

The year 2000 was a highly successful one in which we made substantial progress in our long-term commitment to enhance shareholder value while providing a superior level of service to our customers and community.

Financial highlights for the year 2000 include:

Net income for the year ended December 31, 2000 increased 6% to $1.8 million, as compared to $1.7 million for the previous year.

Earnings per share increased 51%, to $1.75 per share for the twelve months ended December 31, 2000, as compared to $1.16 for the previous year.

Return on equity increased to 9.04% for the past twelve months from 6.56% for the same period one year ago.

Stockholder's equity decreased from $25.7 million to $19.1 million, as a result of the repurchase of 578,877 shares of Hemlock stock during the year ended December 31, 2000. All shares were repurchased at prices below book value.

In addition, the Board of Directors authorized dividend payments totaling $.46 per share during 2000, an increase of 21% from the prior year.

During the year 2000 we completed our first acquisition, purchasing Midwest Savings Bank, and incorporating its two offices in Bolingbrook and Chicago into our branch network. The acquisition, which was completed at a price level equal to Midwest's book value, contributed to earnings during the second half of 2000.

Since its opening in December, 1998, our full service facility in the suburb of Lemont, Illinois has been very successful. With over $17 million in deposits at the end of 2000, the Lemont facility is now profitable on a stand-alone basis.

Our loan officer realtor call program helped contribute to loan originations of $30.5 million during the past year, while our loan servicing portfolio increased to $38.5 million at year-end, as compared to $2.6 million at the end of 1999, primarily as a result of the acquisition of Midwest Savings Bank.

Our accomplishments finally began to be reflected in our share price, which appreciated 18.6% for the twelve months ended December 31, 2000 from $14.125 at December 31, 1999 to $16.75 at December 31, 2000.

Next Page

Our goals for the year 2001 include increasing deposit levels in our existing locations, increasing revenue generated by our investment center, and opening an online internet branch, all of which we hope will contribute to an increase in earnings in 2001.

We at Hemlock believe that our success is indicative of a demand on the part of consumers for personalized service as an alternative to the mega-banks. Our goal is to provide our customers with all the financial products and services available from our larger competitors with the value of personalized service and community commitment added to the mix.

/s/ MAUREEN G. PARTYNSKI Maureen G. Partynski Chairman and CEO

/s/ MICHAEL R. STEVENS Michael R. Stevens President

Next Page

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	At December 31,
	2000	1999	1998	1997	1996
	(Dollars in Thousands)
Selected Financial Condition Data:
Total assets	$276,663	$228,457	$204,424	$176,683	$146,405
Cash and cash equivalents	18,504	9,813	6,036	14,883	17,410
Loans receivable, net(1)	154,821	116,998	101,977	76,159	53,536
Mortgage-backed securities:
Held-to-maturity	40,097	45,315	52,516	31,683	29,537
Available-for-sale	26,356	27,748	26,682	29,983	34,041
Investment securities:
Held-to-maturity	14,802	15,811	6,101	14,735	---
Available-for-sale	10,946	5,234	3,831	3,617	7,827
FHLB stock	3,497	2,325	1,850	987	901
Note payable	5,250	---	---	---	---
Deposits	179,424	150,576	143,149	130,958	131,243
FHLB advances	69,450	49,500	31,000	11,000	1,300
Stockholders' Equity	19,103	25,721	27,206	30,427	12,115

	Year Ended December 31,
	2000	1999	1998	1997	1996
	(Dollars in Thousands)
Selected Operations Data:

Total interest income	$17,594	$14,074	$12,750	$11,293	$10,137
Total interest expense	10,155	7,297	6,842	5,723	5,643
Net interest income	7,439	6,777	5,908	5,570	4,494
Provision for loan losses	---	20	21	30	150
Net interest income after provision for loan losses	7,439	6,757	5,887	5,540	4,344
Fees and service charges	688	500	573	417	379
Gain (loss) on sales of securities	(30)	63	19	(3)	(124)
Gain on sales of loans	196	--	--	--	--
Other non-interest income	202	148	117	125	132
Total non-interest income	1,056	711	709	539	387
Total non-interest expense	5,673	4,670	4,085	4,509	4,487
Income before taxes	2,822	2,798	2,511	1,570	244
Provision for income taxes	983	1,058	957	626	82
Net income	$ 1,839	$ 1,740	$ 1,554	$ 944	$ 162
___________
(1) The allowance for loan losses at December 31, 2000, 1999, 1998, 1997 and 1996 was $969,000, $795,000, $775,000, $775,000 and $745,000, respectively.

Next Page

	Year Ended December 31,
	2000	1999	1998	1997	1996
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.73%	0.82%	0.80%	0.58%	0.11%
Return on equity (ratio of net income to average equity)(1)	9.04	6.56	5.33	3.52	1.38
Interest rate spread information:
Average during period	2.83	2.86	2.58	2.85	2.93
End of period	2.74	2.86	2.58	2.92	3.07
Net interest margin(2)	3.09	3.30	3.17	3.53	3.20
Ratio of operating expense to average total assets	2.26	2.19	2.12	2.76	3.07
Ratio of average interest-earning assets to average interest-bearing liabilities	106.20	112.38	116.16	118.59	106.67

Asset Quality Ratios:
Non-performing assets to total assets at end of period	0.08	0.11	0.06	0.15	0.05
Allowance for loan losses to non-performing loans	457.08	308.14	623.40	302.73	116.51
Allowance for loan losses to gross loans receivable	0.63	0.68	0.78	1.01	1.37

Capital Ratios:
Stockholders' equity to total assets at end of period	6.90	11.26	13.31	17.22	7.86
Average stockholders' equity to average assets	8.11	12.46	15.09	16.45	7.93

Other data:
Number of full service offices	6	4	4	3	3
_______________
(1) Ratios are exclusive of SFAS 115 valuation.
(2) Net interest income divided by average interest-earning assets.

Next Page

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      Hemlock Federal Financial Corporation (the "Company") is a Delaware corporation. The Company is a savings and loan holding company which has as its wholly owned subsidiary, Hemlock Federal Bank for Savings (the "Bank"). Financial and other information presented herein after March 31, 1997, relates to consolidated information of the Company and the Bank. Financial and other information prior to March 31, 1997, relates only to Hemlock Federal Bank for Savings. The Company is a financial intermediary engaged primarily in attracting deposits from the general public and using such deposits to originate one-to-four family residential mortgage and, to a significantly lesser extent, multi-family, consumer and other loans primarily in its market area. The Company's revenues are derived principally from interest earned on mortgage-backed and other securities and loans. The operations of the Company are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies, including the OTS and FDIC. The Company's cost of funds is influenced by interest rates on competing investments and general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financings may be offered.

       The Company's net interest income is dependent primarily upon the difference or spread between the average yield earned on securities and loans receivable, net and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The Company, like other savings and loan holding companies, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets. During the second half of the year 2000, the economy began to show signs of weakness amidst a rise in energy prices and reports of tightening credit standards. The Federal Reserve responded to this weakness by reducing the Fed Funds rate by a total of one and one-half percentage points in 2001. The Chairman of the Federal Reserve is forecasting slower economic growth going forward. It should be noted that a recession as the culmination of a slowdown in economic growth could have adverse implications for the Company and its customers.

Financial Condition

       Consolidated total assets aggregated $276.7 million and $228.5 million at December 31, 2000 and December 31, 1999, respectively. The increase in total assets is primarily attributable to an increase in loans receivable of $37.8 million due primarily to the acquisition of Midwest Savings as well as an increase in loan originations in the Company's market area, along with an increase in cash and cash equivalents of $8.7 million. The increase in cash and cash equivalents was primarily due to a sale of mortgage loans as of December 31, 2000. In addition, during 2000, intangible assets of $1.7 million were recorded as a result of the Midwest savings acquisition.

       Total liabilities at December 31, 2000 were $257.6 million compared to $202.7 million at December 31, 1999, an increase of $54.9 million. Total deposits increased by $28.8 million, from

Next Page

$150.6 million at December 31, 1999 to $179.4 million at December 31, 2000, due principally to the acquisition of Midwest Savings, as well as a general increase in deposits in the Company's existing branches. In addition, FHLB advances increased by $19.9 million, from $49.5 million at December 31, 1999 to $69.4 million at December 31, 2000, also primarily as a result of the acquisition of Midwest Savings. The increase in deposits and advances was used to fund increases in both loans receivable and securities.

       Stockholders' equity at December 31, 2000 was $19.1 million compared to $25.7 million at December 31, 1999, a decrease of $6.6 million. This decrease was due primarily to the repurchase of 578,877 shares of the Company's common stock during 2000 at a cost of $8.7 million and dividends paid of $0.46 per share, partially offset by net income of $1.8 million.

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

COMPARISON OF OPERATING RESULTS FOR
THE YEARS ENDED DECEMBER 31, 2000 AND 1999

General

       Consolidated net income of the Company for the year ending December 31, 2000 was $1.8 million, as compared to $1.7 million for the year ending December 31, 1999. The $100,000 increase in net income was primarily attributable to an increase in net interest income and fee income. This was partially offset by an increase in non-interest expense.

Net Interest Income

       Net interest income after the provision for loan losses increased by $682,000, to $7.4 million for the year ending December 31, 2000, as compared to $6.8 million for the year ending December 31, 1999. The net interest margin decreased to 3.09% for the year ended December 31, 2000 from 3.30% for the year ended December 31, 1999, primarily as a result of a decrease in the interest rate spread to 2.83% for the year ended December 31, 2000, from 2.86% for the year ended December 31, 1999. The ratio of interest-earning assets to interest-bearing liabilities decreased to 106.20% for the year ended December 31, 2000 from 112.38% for the year ended December 31, 1999. The decrease in the spread was largely a result of an increase in the cost of funds. The decrease in the ratio of interest-earning assets to interest-bearing liabilities was a result of the Company's repurchase of stock funded with borrowings. Although this had the impact of narrowing the net interest margin,

Next Page

the repurchase of stock below book value was accretive to book value, earnings per share and return on equity.

Interest Income

       Interest income for the year ended December 31, 2000 was $17.6 million compared to $14.1 million for the year ended December 31, 1999. The increase in interest income was primarily a result of a $35.8 million increase in the average balance of interest-earning assets. The average balance of loans receivable increased $28.9 million while the average balance of securities remained relatively stable.

Interest Expense

       Interest expense for the year ended December 31, 2000 was $10.2 million compared to $7.3 million for the year ended December 31, 1999. The increase was primarily the result of a $44.4 million increase in the average balance of interest-bearing liabilities resulting from increased advances from the Federal Home Loan Bank of Chicago of $26.6 million, a $17.8 million increase in deposits, as well as an increase in the average cost of funds from 4.00% in 1999 to 4.47% in 2000.

Provision for Loan Losses

       The allowance for loan losses increased by $174,000 for the year ended December 31, 2000, increasing the total allowance for loan losses to $969,000 as of December 31, 2000. This was a result of the allowance acquired in the Midwest Savings transaction. The allowance was equal to 0.63% of total loans and 457% of non-performing loans as of December 31, 2000 as compared to 0.68% of total loans and 308.14% of non-performing loans as of December 31, 1999. The Company had non-performing assets totaling $212,000 as of December 31, 2000. The amount of the provision and allowance for estimated losses on loans is influenced by current economic conditions, actual loss experience, industry trends and other factors, such as adverse economic conditions, including declining real estate values, in the Company's market area. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the Company's allowance for estimated losses on loans. While management believes the existing level of reserves is adequate, future adjustments to the allowance may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control.

Non-Interest Income

       Non-interest income increased $345,000 to $1.05 million for the year ended December 31, 2000. The increase was primarily attributable to a gain on the sale of securities and loans of $166,000 for the year ended December 31, 2000, as compared to a gain of $63,000 for the year ended December 31, 1999. In addition, other non-interest income increased to $202,000 for the year ended December 31, 2000, as compared to $148,000 for the year ended December 31, 1999. Finally, fees and service charges increased from $500,000 for the year ended December 31, 1999, to $688,000 for the year ended December 31, 2000, due primarily to an increase in loan originations, ATM service charges, and income on checking accounts.

Next Page

Non-Interest Expense

       Non-interest expense was $5.7 million for the year ended December 31, 2000, and $4.7 million for the year ended December 31, 1999. The increase in non-interest expense was primarily attributable to costs associated with the Midwest Savings acquisition. The increase in non-interest expense also included increases in compensation, building, equipment, and data processing expenses.

Provision for Income Taxes

       The Company's federal and state income tax expense decreased from $1.1 million for the year ended December 31, 1999 to $983,000 for the year ended December 31, 2000. The $117,000 decrease in income tax was the result of the increase in tax exempt securities.

COMPARISON OF OPERATING RESULTS FOR
THE YEARS ENDED DECEMBER 31, 1999 AND 1998

General

       Consolidated net income of the Company for the year ending December 31, 1999 was $1.7 million, as compared to $1.6 million for the year ending December 31, 1998. The $186,000 increase in net income was primarily attributable to an increase in net interest income. This item was partially offset by an increase in non-interest expense.

Net Interest Income

       Net interest income after provision for loan losses increased by $870,000, to $6.8 million for the year ending December 31, 1999, as compared to $5.9 million for the year ending 1998. The net interest margin increased to 3.30% for the year ended December 31, 1999 from 3.17% for the year ended December 31, 1998, primarily as a result of an increase in the interest rate spread to 2.86% for the year ended December 31, 1999, from 2.58% for the year ended December 31, 1998. This was partially offset by a decrease in the ratio of interest-earning assets to interest-bearing liabilities to 112.38% for the year ended December 31, 1999 from 116.16% for the year ended December 31, 1998.

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

Next Page

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

Next Page

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

	Year Ended December 31,
	2000			1999			1998
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in Thousands)

Loans receivable(1)	$141,505	$10,696	7.56%	$112,631	$ 8,086	7.18%	$88,595	$6,535	7.38%
Mortgage-backed securities(2)	69,803	5,052	7.24	73,706	4,840	6.57	70,005	4,538	6.48
Securities(2)	16,445	1,109	6.74	11,307	748	6.62	14,465	919	6.35
Interest-bearing deposits	5,006	211	4.21	4,948	208	4.20	11,286	632	5.60
Other earning assets(3)	8,266	526	6.36	2,628	192	7.30	1,767	126	7.12
Total earning assets(1)	241,025	17,594	7.30	205,220	14,074	6.86	186,118	12,750	6.85
Non-interest earning assets	9,788			7,652			6,833
Total assets	$250,813			$212,872			$192,951

Interest-Earning Liabilities:
Savings deposits	$ 56,601	1,586	2.80	$ 50,339	1,429	2.84	$ 46,460	1,333	2.87
Demand and NOW	21,896	294	1.34	17,696	297	1.68	15,663	319	2.04
MMDA	8,067	259	3.21	6,888	217	3.15	5,712	180	3.15
Certificates of Deposit	79,550	4,265	5.36	73,414	3,666	4.99	67,467	3,659	5.42
Borrowings	60,849	3,751	6.16	34,269	1,688	4.93	24,923	1,351	5.42
Total interest-bearing liabilities	226,963	10,155	4.47	182,606	7,297	4.00	160,225	6,842	4.27

Non-interest-bearing liabilities	3,514			3,746			3,592
Total liabilities	230,477			186,352			163,817

Equity	20,336			26,520			29,134
Total liabilities and equity	$250,813			$212,872			$ 192,951

Net interest/spread		$ 7,439	2.83%		$ 6,777	2.86%		$5,908	2.58%
Margin			3.09%			3.30%			3.17%
Assets to liabilities	106.20%			112.38%			116.16%
_____________
(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
(2) Calculated based on amortized cost.
(3) Includes FHLMC, FHLB stock and equity securities, at cost.

Next Page

       The following table presents the weighted average yields earned on loans, securities and other interest-earning assets, and the weighted average rates paid on savings deposits and the resultant interest rate spreads at the date indicated. Weighted average balances are based on monthly balances.

	At December 31,
	2000	1999	1998	1997	1996

Weighted average yield on:
Loans receivable(1)	7.52%	7.25%	7.27%	7.63%	7.81%
Mortgage-backed securities(2)	7.23	6.96	6.32	6.99	7.28
Securities(2)	6.79	6.73	6.35	5.22	7.60
Other interest-earning assets	6.76	4.37	4.81	5.77	6.16
Combined weighted average yield on interest-earning assets	7.35	6.97	6.75	7.27	7.36

Weighted average rate paid on:
Passbook savings	2.75	2.85	2.94	2.94	3.14
NOW	1.50	1.70	2.02	2.22	2.52
MMDA	3.27	3.20	3.20	3.20	3.20
Certificates of deposit	5.70	4.98	4.76	5.62	5.47
Borrowings	6.09	5.22	4.91	5.86	9.72
Combined weighted average rate paid on interest-bearing liabilities	4.61	4.11	4.17	4.35	4.29

Spread	2.74%	2.86%	2.58%	2.92%	3.07%

___________
(1) Excluding amortization of deferred loan fees.
(2) Excluding premium amortization and discount accretion.

Next Page

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

	Year Ended December 31, 1999 vs. 2000			Year Ended December 31, 1998 vs. 1999
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate

Interest-earning assets:
Loans receivable	$2,164	$ 446	$2,610	$1,730	$ (179)	$1,551
Mortgage-backed securities	(265)	477	212	212	60	302
Securities	346	15	361	(138)	(17)	(155)
Interest-bearing deposits	2	1	3	(296)	(128)	(424)
Other earning assets	362	(28)	334	7	43	50
Total interest-earning assets	2,609	911	3,520	1,515	(221)	1,324

Interest-bearing liabilities:
Passbook savings	176	(19)	157	110	(14)	96
NOW	63	(66)	(3)	38	(60)	(22)
MMDA	38	4	42	37	---	37
Certificates of deposit	318	281	599	309	(302)	7
Borrowings	1,558	505	2,063	469	(132)	337

Total interest-bearing liabilities	2,153	705	2,858	963	(508)	455

Net interest/spread	$ 456	$ 206	$ 662	$ 582	$ 287	$ 869

Next Page

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

       The Company has taken a variety of steps to manage its interest rate risk level. First, the Company maintains a significant portfolio of mortgage-backed securities having adjustable rates and/or short or intermediate terms to maturity. At December 31, 2000, $42.0 million or 15.18% of the Company's assets consisted of mortgage-backed and related securities having adjustable or floating interest rates or anticipated average lives of five years or less. Second, the Company focuses its lending activities on the origination of adjustable rate mortgage loans ("ARMs"), seven year balloon loans and fixed rate loans with terms to maturity of 15 years or less. Third, the Company maintains a portfolio of securities and liquid assets with weighted average lives of three years or less. At December 31, 2000, the Company had $5.0 million of securities with a remaining average life of four years or less. Finally, a substantial proportion of the Company's liabilities consists of NOW and passbook savings accounts which are believed by management to be somewhat less sensitive to interest rate changes than certificate accounts.

       Net Portfolio Value. Management utilizes the net portfolio value ("NPV") analysis to quantify interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an immediate and sustained 200 basis point change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Pursuant to this regulation, thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Savings institutions, however, with less than $300 million in assets and a total capital ratio in excess of 12%, will be exempt from this requirement unless the OTS determines otherwise. The OTS has postponed

Next Page

the implementation of the rule until further notice. Based upon its asset size and capital level at December 31, 2000, the Bank would qualify for an exemption from this rule.

       The following table sets forth, at December 31, 2000, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (± 300 basis points, measured in 100 basis point increments).

Change in Interest Rates (Basis Points)	Net Portfolio Value			NPV as % PV of Assets
	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in Thousands)

+300	11,111	(15,294)	(58)%	4.26%	(515) bp
+200	16,714	(9,691)	(37)%	6.23%	(317) bp
+100	22,003	(4,402)	(17)%	8.00%	(140) bp
---	26,405			9.40%
-100	29,023	2,618	10%	10.18%	78 bp
-200	30,843	4,438	17%	10.69%	129 bp
-300	33,937	7,532	29%	11.57%	217 bp

       For comparative purposes, the table below sets forth, at December 31, 1999, an analysis of the Bank's interest rate risk as measured y the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (± 300 basis points, measured in 100 basis point increments).

Change in Interest Rates (Basis Points)	Net Portfolio Value			NPV as % PV of Assets
	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in Thousands)

+300	14,800	(10,579)	(42)%	7.09%	(415)bp
+200	18,827	(6,553)	(26)%	8.77%	(247)bp
+100	22,504	(2,876)	(11)%	10.20%	(104)bp
---	25,380			11.24%
-100	27,646	2,267	9%	12.00%	75bp
-200	29,135	3,755	15%	12.42%	118bp
-300	30,075	4,695	19%	12.62%	137bp

       Certain assumptions utilized in assessing the interest rate risk of thrift institutions were employed in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above. Management is aware that the Company's level of interest rate risk has increased as a result of the acquisition of Midwest Savings. To reduce interest rate risk, the Company sold $11.1 million of long term fixed rate mortgage loans

Next Page

in December of 2000. The Company intends to reinvest these funds into short term and variable rate products. In addition, management chose to pay down overnight borrowings at the FHLB with certain fixed rate fixed term advances with longer maturities. Finally, the Company will likely engage in additional sales of newly originated fixed rate loans in the future. Management believes that these efforts will improve the Company's interest rate risk profile.

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

       Federal regulations require Hemlock Federal to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 4% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years. Hemlock Federal has historically maintained its liquidity ratio for regulatory purposes at levels in excess of those required. At December 31, 2000, Hemlock Federal's liquidity ratio for regulatory purposes was 10.0%.

       The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows provided by operating activities were $2.2 million and $2.6 million for the years ended December 31, 2000 and December 31, 1999, respectively. Net cash from investing activities consisted primarily of proceeds from maturities and repayments of securities and sale of loans, offset by purchases of securities and loan originations. Net cash from financing activities consisted primarily of borrowings from the FHLB, a note payable and deposit growth, offset by repayments of FHLB advances and purchases of treasury stock in 2000 and 1999.

       The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 2000, cash and short-term investments totaled $18.5 million. The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Company may also utilize the sale of securities available-for-sale and Federal Home Loan Bank advances as a source of funds.

       At December 31, 2000, the Bank had outstanding commitments to originate loans of $1.8 million of which $1.6 million had fixed interest rates. These loans are to be secured by properties located in its market area. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit which are scheduled to mature in one year or

Next Page

less from December 31, 2000 totaled $70.9 million. Management believes that a significant portion of such deposits will remain with the Bank.

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

       Hemlock Federal is subject to various regulatory capital requirements imposed by the OTS. At December 31, 2000, Hemlock Federal was in compliance with all applicable capital requirements on a fully phased-in basis. See "Regulation - Regulatory Capital Requirements" and Note 13 of the Notes to the Financial Statements.

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

       At December 31, 2000, the Bank continued to exceed all regulatory capital requirements with tangible and core capital of $19.8 million, or 7.2% of adjusted total assets, which were approximately $15.6 million above the tangible minimum requirement and $8.8 million above core minimum requirements of 4.0% and 1.5%, respectively, of the adjusted total assets in effect on that date. On December 31, 2000, the Bank had risk-based capital of $19.8 million plus $1.3 million in supplemental capital, or 16.8% of risk-weighted assets of $126.0 million. This amount was $11.1 million above the 8.0% requirement in effect on that date. Under regulatory guidelines, the Bank was considered well-capitalized at December 31, 2000.

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

Next Page

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

Next Page

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Hemlock Federal Financial Corporation
Oak Forest, Illinois

We have audited the accompanying consolidated statements of financial condition of Hemlock Federal Financial Corporation and Subsidiary as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hemlock Federal Financial Corporation and Subsidiary as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.

Crowe, Chizek and Company LLP

Oak Brook, Illinois
January 19, 2001

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2000 and 1999
(Dollars in thousands)

	2000	1999
ASSETS
Cash and due from banks	$5,201	$5,034
Interest-bearing deposits in financial institutions	13,303	4,779
Cash and cash equivalents	18,504	9,813

Securities available-for-sale	37,302	32,982
Securities held-to-maturity (fair value: 2000 - $55,230; 1999 - $60,029)	54,899	61,126
Loans receivable, net	154,821	116,998
Federal Home Loan Bank stock, at cost	3,497	2,325
Accrued interest receivable	1,495	1,199
Intangible assets	1,654	-
Premises and equipment, net	3,773	3,538
Prepaid expenses and other assets	718	476

Total assets	$276,663	$228,457

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits	$179,424	$150,576
Advances from Federal Home Loan Bank	69,450	49,500
Note payable	5,250	-
Advance payments by borrowers for taxes and insurance	1,629	1,133
Accrued interest payable and other liabilities	1,807	1,527
Total liabilities	257,560	202,736

Stockholders' equity
Common stock, $.01 par value; 2,500,000 shares authorized; 2,076,325 shares issued	21	21
Additional paid-in capital	20,353	20,270
Unearned ESOP shares	(997)	(1,163)
Unearned stock awards	(590)	(859)
Treasury stock, at cost	(16,083)	(7,227)
Retained earnings, substantially restricted	15,507	14,235
Accumulated other comprehensive income	892	444
Total equity	19,103	25,721

Total liabilities and stockholders' equity	$276,663	$228,457

See accompanying notes to consolidated financial statements.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2000, 1999, and 1998
(Dollars in thousands, except per share data)

	2000	1999	1998
Interest income
Loans	$10,696	$8,086	$6,535
Mortgage-backed and other securities	5,052	4,840	4,519
Securities	1,131	765	976
Other interest-earning assets	715	383	720
Total interest income	17,594	14,074	12,750

Interest expense
Deposits	6,404	5,609	5,491
Other borrowings	3,462	1,688	1,351
Note payable	289	-	-
Total interest expense	10,155	7,297	6,842

Net interest income	7,439	6,777	5,908

Provision for loan losses	-	20	21

Net interest income after provision for loan losses	7,439	6,757	5,887

Noninterest income
Fees and service charges	688	500	573
Gain on sale of loans	196	-	-
Gain (loss) on sale of securities	(30)	63	19
Other	202	148	117
Total noninterest income	1,056	711	709

Noninterest expense
Compensation and employee benefits	2,852	2,418	2,237
Occupancy and equipment expenses	1,026	920	625
Data processing	384	264	240
Federal insurance premiums	37	86	81
Advertising and promotion	202	177	148
Contributions	90	12	7
Other	1,082	793	747
Total noninterest expense	5,673	4,670	4,085

Income before provision for income taxes	2,822	2,798	2,511

Provision for income taxes	983	1,058	957

Net income	$1,839	$1,740	$1,554

Earnings per share
Basic and diluted	$1.75	$1.16	$.88

See accompanying notes to consolidated financial statements.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2000, 1999, and 1998
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Unearned ESOP Shares	Unearned Stock Awards	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity	Comprehensive Income

Balance at January 1, 1998	$21	$20,105	$(1,495)	$(1,382)	$-	$12,203	$975	$30,427

ESOP shares earned	-	103	166	-	-	-	-	269
Stock awards earned	-	-	-	262	-	-	-	262
Cash dividends ($.30 per share)	-	-	-	-	-	(550)	-	(550)
Purchase of treasury stock	-	-	-	-	(4,863)	-	-	(4,863)
Comprehensive income:
Net income	-	-	-	-	-	1,554	-	1,554	$1,554

Change in unrealized gain on securities available-for-sale, net of reclassification and tax effects	-	-	-	-	-	-	107	107	107

Total comprehensive income									$1,661

Balance at December 31, 1998	$21	$20,208	$(1,329)	$(1,120)	$(4,863)	$13,207	$1,082	$27,206

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2000, 1999, and 1998
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Unearned ESOP Shares	Unearned Stock Awards	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity	Comprehensive Income

Balance at January 1, 1999	$21	$20,208	$(1,329)	$(1,120)	$(4,863)	$13,207	$1,082	$27,206

ESOP shares earned	-	62	166	-	-	-	-	228
Stock awards earned	-	-	-	261	-	-	-	261
Cash dividends ($.38 per share)	-	-	-	-	-	(712)	-	(712)
Purchase of treasury stock	-	-	-	-	(2,364)	-	-	(2,364)
Comprehensive income:
Net income	-	-	-	-	-	1,740	-	1,740	$ 1,740
Change in unrealized gain on securities available-for-sale, net of reclassification and tax effects	-	-	-	-	-	-	(638)	(638)	(638)
Total comprehensive income									$ 1,102

Balance at December 31, 1999	21	20,270	(1,163)	(859)	(7,227)	14,235	444	25,721

ESOP shares earned	-	83	166	-	-	-	-	249
Stock awards earned	-	-	-	269	-	-	-	269
Cash dividends ($.46 per share)	-	-	-	-	-	(567)	-	(567)
Purchase of treasury stock	-	-	-	-	(8,856)	-	-	(8,856)
Comprehensive income:
Net income	-	-	-	-	-	1,839	-	1,839	$ 1,839
Change in unrealized gain on securities available-for-sale, net of reclassification and tax effects	-	-	-	-	-	-	448	448	448

Total comprehensive income									$2,287

Balance at December 31, 2000	$ 21	$ 20,353	$(997)	$(590)	$(16,083)	$15,507	$ 892	$19,103

See accompanying notes to consolidated financial statements.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2000, 1999, and 1998
(Dollars in thousands)

	2000	1999	1998
Cash flows from operating activities
Net income	$1,839	$1,740	$1,554
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	434	219	123
Amortization of premiums and discounts on securities, net	21	223	375
Net (gain) loss on sale of securities	30	(63)	(19)
Provision for loan losses	-	20	21
Change in deferred income taxes	333	183	59
ESOP compensation expense	249	228	269
Stock awards expense	269	261	262
Net gain on sale of loans	(196)	-	-
FHLB stock dividends	(183)	-	-
Net change in accrued interest receivable	(36)	(267)	(28)
Net change in accrued interest payable and other liabilities	(361)	(43)	(247)
Increase in net deferred loan costs	(120)	(124)	(122)
Net change in other assets	(71)	204	(402)
Net cash provided by operating activities	2,208	2,581	1,845

Cash flows from investing activities
Midwest Savings Bank acquisition, net of cash and cash equivalents (Note 2)	(728)	-	-
Purchase of securities available-for-sale	(11,049)	(15,227)	(11,197)
Proceeds from sales of securities available-for-sale	3,712	2,839	3,162
Principal payments on mortgage-backed securities and collateralized mortgage obligations	12,451	24,766	32,017
Purchase of securities held-to-maturity	-	(23,958)	(56,629)
Proceeds from maturities and calls of securities	172	5,395	24,459
Purchase of FHLB stock	(124)	(475)	(863)
Proceeds from sale of loans	11,070	-	-
Net increase in loans	(9,664)	(14,917)	(25,717)
Property and equipment expenditures	(92)	(190)	(1,591)
Net cash provided by (used in) investing activities	5,748	(21,767)	(36,359)

Cash flows from financing activities
Net change in deposits	662	7,427	12,191
Increase in advance payments by borrowers for taxes and insurance	496	58	271
Note payable	5,250	-	-
Borrowings from FHLB	33,000	35,500	42,000
Repayments of FHLB advances	(29,250)	(17,000)	(22,000)
Purchase of treasury stock	(8,856)	(2,364)	(6,245)
Dividends paid	(567)	(658)	(550)
Net cash provided by financing activities	735	22,963	25,667

Net change in cash and cash equivalents	8,691	3,777	(8,847)

Cash and cash equivalents at beginning of year	9,813	6,036	14,883

Cash and cash equivalents at end of year	$18,504	$9,813	$6,036

Supplemental disclosures of cash flow information
Cash paid during the year for
Interest	$9,866	$7,213	$6,751
Income taxes	799	836	865

See accompanying notes to consolidated financial statements.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Hemlock Federal Financial Corporation (the Corporation) and its wholly owned subsidiary, Hemlock Federal Bank for Savings (the Bank). All significant intercompany transactions and balances are eliminated in consolidation.

Nature of Operations: The only business of the Corporation is the ownership of the Bank. The Bank is a federally chartered stock savings bank and member of the Federal Home Loan Bank (FHLB) system, which maintains insurance on deposit accounts with the Savings Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation. The Bank is engaged in the business of retail banking, with operations conducted through its main office and five branches located in the Chicago metropolitan area.

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

Securities: Securities are classified as held-to-maturity when the Corporation has the positive intent and ability to hold those securities to maturity. Accordingly, they are stated at cost, adjusted for amortization of premiums and accretion of discounts. All other securities are classified as available-for-sale since the Corporation may decide to sell those securities in response to changes in market interest rates, liquidity needs, changes in yields or alternative investments, and for other reasons. These securities are carried at fair value with unrealized gains and losses, net of taxes, reported in other comprehensive income. Realized gains and losses on disposition are based on the net proceeds and the adjusted carrying amounts of the securities sold, using the specific identification method.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff is reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt. Payments received on such loans are reported as principal reductions.

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by chargeoffs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flow using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Intangible Assets: The excess of the purchase price over the fair value of assets acquired for acquisition transactions accounted for as purchases is recorded as an intangible asset. Fair value adjustments for identifiable tangible assets are accreted and amortized over the lives of the respective assets. Goodwill and core deposit intangibles are being amortized over eight to fifteen years.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective premises and equipment. Maintenance and repairs are charged to expense as incurred and improvements that extend the useful lives of assets are capitalized.

Income Taxes: The Corporation records income tax expense based on the amount of taxes due on its tax return, plus deferred taxes computed on the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities, using enacted tax rates.

Employee Stock Ownership Plan: The cost of shares issued to the ESOP but not yet allocated to participants is presented in the consolidated balance sheet as a reduction of stockholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to paid-in capital. Dividends on unallocated ESOP shares are reflected as either a reduction of debt or are allocated to participants.

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Shares are considered outstanding for earnings per share calculations as they are committed to be released; unallocated shares are not considered outstanding.

Earnings Per Share: Basic earnings per share is based on net income divided by the weighted average number of shares outstanding during the period including allocated and committed to be released ESOP shares. Diluted earnings per share shows the dilutive effect, if any, of additional common shares issuable under stock options and unearned management recognition (MRP) shares.
Statement of Cash Flows: Cash and cash equivalents include cash on hand, amounts due from banks, and daily federal funds sold. The Corporation reports net cash flows for customer loan transactions and deposit transactions.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale, which are also recognized as separate components of equity.

New Accounting Pronouncement: Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Adoption of this standard on January 1, 2001 did not have a material effect on the consolidated financial statements.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

NOTE 2 - ACQUISITION OF MIDWEST SAVINGS BANK

On June 9, 2000, the Bank completed its acquisition of Midwest Savings Bank. Cash of $3.3 million was paid for all of the outstanding shares of Midwest Savings Bank. The acquisition was recorded using the purchase method of accounting, and concurrent with the transaction, Midwest Savings Bank was merged into Hemlock Federal Bank. At June 9, 2000, Midwest Savings Bank had total assets of $47.8 million, which included $39.6 million of loans, $2.6 million of cash and cash equivalents, $28.2 million of deposits, and $16.2 million of FHLB advances. The acquisition resulted in goodwill of $1,003,000, which is being amortized over

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 2 - ACQUISITION OF MIDWEST SAVINGS BANK (Continued)

fifteen years, and a core deposit intangible of $730,000, which is being amortized over eight years. Intangible assets are reported net of accumulated amortization of $79,000 at December 31, 2000.

Midwest Savings Bank's results of operations have been reflected in the Corporation's consolidated statements of income beginning as of the acquisition date. The pro forma total net interest income, total income, net income, and basic and diluted earnings per share for the years ended December 31, 2000, 1999, and 1998 after giving effect to the Midwest Savings Bank acquisition as if it occurred on January 1, 1998 are as follows:

	2000	1999	1998

Net interest income	$7,988	$8,211	$7,358
Total income	20,093	18,221	16,846
Net income	1,764	1,533	1,673
Basic and diluted earnings per share	1.68	1.02	.94

NOTE 3 - SECURITIES

Securities consist of the following at:
	December 31, 2000
	Amortized	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Securities available-for-sale
U.S. government agencies	$1,000	$-	$(2)	$998
FHLMC stock	2,520	1,404	(6)	3,918
FNMA stock	5,494	22	-	5,516
FHLMC certificates	1,893	43	-	1,936
FNMA certificates	2,091	69	-	2,160
Collateralized mortgage obligations	22,369	78	(187)	22,260
Other equity securities	473	44	(3)	514
	$35,840	$1,660	$(198)	$37,302
Securities held-to-maturity
U.S. government agencies	$14,802	$77	$(256)	$14,623
GNMA certificates	15,585	313	(26)	15,872
FHLMC certificates	7,060	176	(10)	7,226
FNMA certificates	11,536	128	(54)	11,610
Collateralized mortgage obligations	5,916	20	(37)	5,899

	$54,899	$714	$(383)	$55,230

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 3 - SECURITIES (Continued)

	December 31, 1999
	Amortized	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Securities available-for-sale
U.S. government agencies	$1,000	$-	$(20)	$980
FHLMC stock	2,521	949	-	3,470
FHLMC certificates	2,245	38	-	2,283
FNMA certificates	2,622	48	-	2,670
Collateralized mortgage obligations	23,019	77	(301)	22,795
Other equity securities	847	4	(67)	784
	$32,254	$1,116	$(388)	$32,982
Securities held-to-maturity
U.S. government agencies	$15,811	$1	$(655)	$15,157
GNMA certificates	14,791	62	(206)	14,647
FHLMC certificates	9,260	140	(20)	9,380
FNMA certificates	14,396	142	(383)	14,155
Collateralized mortgage obligations	6,868	3	(181)	6,690

	$61,126	$348	$(1,445)	$60,029

The amortized cost and estimated market value of debt securities at December 31, 2000 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity		Available-for-Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due after one year through five years	$4,342	$4,362	$1,000	$998
Due after five years through ten years	7,801	7,501	-	-
Due after ten years or more	2,659	2,760	-	-
	14,802	14,623	1,000	998

FHLMC stock	-	-	2,520	3,918
FNMA stock	-	-	5,494	5,516
Mortgage-backed securities and collateralized mortgage obligations	40,097	40,607	26,353	26,356
Other equity securities	-	-	473	514

	$54,899	$55,230	$35,840	$37,302

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

      NOTE 3 - SECURITIES (Continued)

      Sales of securities available-for-sale are summarized as follows:

	For the Year Ended December 31,
	2000	1999	1998
Proceeds	$3,712	$2,839	$3,162
Gross realized gains	115	157	115
Gross realized losses	(145)	(94)	(96)

NOTE 4 - LOANS RECEIVABLE

Loans receivable consist of the following at:
,
	December 31
	2000	1999
First mortgage loans
Secured by one-to-four-family residences	$123,016	$91,287
Loans held for sale	356	218
Secured by multi-family	24,430	21,031
Secured by commercial real estate	430	181
	148,232	112,717
Less net deferred loan origination costs	(913)	(533)
Total first mortgage loans	149,145	113,250

Consumer and other loans
Home equity loans	6,137	4,164
Loans on deposits	150	114
Automobile loans	358	265
Total consumer and other loans	6,645	4,543
Less allowance for loan losses	969	795
	$154,821	$116,998

There were no impaired loans at December 31, 2000 or December 31, 1999.

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 4 - LOANS RECEIVABLE (Continued)

Nonaccrual and renegotiated loans totaled approximately $212,000 and $258,000 at December 31, 2000 and 1999, respectively. The approximate amounts of interest income that would have been recorded under the original terms of such loans and the interest income actually recognized were not material.

The Corporation is not committed to lend additional funds to debtors whose loans have been modified.

In the normal course of business, loans are made to executive officers, directors, and principal stockholders of the Corporation and its subsidiaries and to parties which the Corporation or its directors, executive officers, and stockholders have the ability to significantly influence (related parties). In the opinion of management, the terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions with other customers and do not involve more than a normal risk of collectibility. Changes in such loans during the year ended December 31, 2000 follow:

Balance at December 31, 1999	$804
New loans, extensions, and modifications	541
Repayments	(49)
Balance at December 31, 2000	$1,296

Loans serviced for others consisted of approximately $38,477,000, $2,617,000, and $1,078,000, at December 31, 2000, 1999, and 1998, respectively. As part of the acquisition of Midwest Savings Bank, approximately $20 million of loans serviced for others were acquired. These loans were sold to the Federal Home Loan Mortgage Corporation, the Illinois Housing Development Authority, and the City of Bolingbrook.
The Corporation's lending activities have been concentrated primarily in Cook County, Illinois, where its main office is located. The largest portion of the Corporation's loans are originated for the purpose of enabling borrowers to purchase residential real estate property secured by first liens on such property. At December 31, 2000, approximately 79% of the Corporation's loans were secured by owner-occupied, one-to-four-family residential property. The Corporation requires collateral on all loans and generally maintains loan-to-value ratios of 80% or less.

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 4 - LOANS RECEIVABLE (Continued)

Activity in the allowance for loan losses is summarized as follows:
	For the Year Ended December 31,
	2000	1999	1998
Balance at beginning of year	$795	$775	$775
Allowance acquired	174	-	-
Provision charged to income	-	20	21
Charge-offs	-	-	(21)
	$969	$795	$775

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment consists of the following at:
	December 31,
	2000	1999
Land	$1,040	$1,033
Building and landscaping	2,818	2,794
Leasehold improvements	171	102
Furniture, fixtures, and equipment	1,332	842
Total cost	5,361	4,771
Accumulated depreciation	(1,588)	(1,233)
	$3,773	$3,538

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 6 - DEPOSITS

Certificate of deposit accounts with balances $100,000 or more totaled $8,125,000 and $6,244,000 at December 31, 2000 and 1999, respectively. Deposits greater than $100,000 are not insured.

At December 31, 2000, scheduled maturities of certificates of deposit are as follows:

2001	$70,932
2002	10,251
2003	2,060
2004	1,055
2005 and thereafter	956

$85,254

NOTE 7 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank are summarized as follows:

	December 31,
	2000		1999
	Weighted Average Rate	Amount	Weighted Average Rate	Amount

Advances from the Federal Home Loan Bank due
2000	-%	$ -	6.50%	$4,500
2001	6.47	4,000	-	-
2003	6.28	7,000	-	-
2004	5.69	4,000	5.86	9,000
2005	6.20	8,000	-	-
2008	4.95	18,000	4.95	18,000
2009	-	-	5.05	7,000
2010	6.31	14,000	-	-
Open line	6.79	14,450	4.75	11,000

Total	6.02%	$69,450	5.22%	$49,500

At December 31, 2000, $51.0 million of the FHLB advances have various call provisions. The Corporation will incur a penalty if the advances are repaid prior to their maturity dates.

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 7 - ADVANCES FROM FEDERAL HOME LOAN BANK (Continued)

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

NOTE 8 - NOTE PAYABLE

In March 2000, the Corporation established a secured revolving line of credit with LaSalle National Bank (LaSalle). Interest payments are due quarterly with the principal due at maturity on March 7, 2001. The note is secured by 100% of the Bank's outstanding common stock. The line of credit bears interest at a variable rate equal to three-month LIBOR plus 1.75% (8.4% at December 31, 2000). In March 2000, the Corporation used this line to finance the repurchase of common stock in the Dutch auction tender offer and has since used the line for additional repurchases of the Corporation's stock. Among other restrictions, under the debt agreement with LaSalle, the Bank must remain well capitalized. The Corporation was in compliance with the financial covenants at December 31, 2000.

NOTE 9 - INCOME TAXES

An analysis of the provision for income taxes consists of the following:

	For the Year Ended December 31,
	2000	1999	1998
Current
Federal	$650	$755	$787
State	-	120	111
Deferred	333	183	59

	$983	$1,058	$957

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 9 - INCOME TAXES (Continued)

The provision for income taxes differs from that computed at the statutory corporate tax rate as follows:

	For the Year Ended December 31,
	2000		1999		1998
Provision for federal income taxes computed at statutory rate of 34%	$959	34.0%	$951	34.0%	$854	34.0%
State income taxes, net of federal tax effect and other	24.9		107	3.9	103	4.1
	$983	34.9%	$1,058	37.9%	$957	38.1%

Deferred tax assets (liabilities) are comprised of the following:

	December 31,
	2000	1999
Contributions	$220	$268
Loans, principally due to allowance for loan losses	306	225
Net operating loss carryforwards acquired	396	-
Other	29	21
Total deferred tax assets	951	514

Unrealized gain on securities available-for-sale	(570)	(284)
Purchase accounting adjustments	(120)	-
Depreciation	(97)	(121)
Federal Home Loan Bank stock dividends	(145)	(42)
Deferred loan fees	(358)	(203)
Other	(50)	(27)
Total deferred tax liabilities	(1,340)	(677)

Net deferred tax liabilities	$(389)	$(163)

The federal net operating loss carryforward of approximately $1,079,000 expires from 2010 through 2019. The Illinois net operating loss carryforward of approximately $621,000 expires in 2019.

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 9 - INCOME TAXES (Continued)

The Bank has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts that differs from the provision charged to income on the financial statements. Retained earnings at December 31, 2000 and 1999 include approximately $3,781,000 and $3,114,000, respectively, for which no deferred federal income tax liability has been recorded.

NOTE 10 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators for earnings per share computations for 2000, 1999, and 1998 is presented below.

	2000	1999	1998
Basic earnings per share
Net income available to common stockholders	$1,839	$1,740	$1,554
Weighted average common shares outstanding	1,048,587	1,503,112	1,764,550
Basic earnings per share	$ 1.75	$ 1.16	$ .88
Earnings per share assuming dilution
Net income available to common stockholders	$1,839	$1,740	$1,554
Weighted average common shares outstanding	1,048,587	1,503,112	1,764,550
Add dilutive effect of assumed exercises:
Incentive stock options	-	-	5,584
Stock awards	-	-	1,446
Weighted average common and dilutive potential common shares outstanding	1,048,587	1,503,112	1,771,580

Diluted Earnings Per Share	$ 1.75	$ 1.16	$ .88

The Corporation's outstanding stock options and stock awards were not considered in the 2000 and 1999 computations of diluted earnings per share because the effects of assumed exercise would have been antidilutive.

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 11 - EMPLOYEE BENEFIT PLANS

An employee profit sharing plan was approved by the Board of Directors effective January 1, 1985. The plan covers employees having over one year of service (one thousand working hours) and who are at least 21 years of age. Contributions to the profit sharing plan are determined and approved annually by the Corporation's Board of Directors. There were no contributions for the years ended December 31, 2000, 1999, and 1998.

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

During 2000, 1999, and 1998, 16,611 shares of stock with an average fair value of $14.99, $13.75, and $16.19 per share, respectively, were committed to be released, resulting in ESOP compensation expense of $249,000, $228,000, and $269,000, respectively. Shares held by the ESOP at December 31 are as follows:

	2000	1999	1998
Allocated shares	66,443	49,832	33,221
Unallocated shares	99,663	116,274	132,885
Total ESOP shares	166,106	166,106	166,106
Fair value of unallocated shares	$ 1,689	$ 1,642	$ 2,324

The Corporation has a stock option plan under the terms of which 207,633 shares of the Corporation's common stock were reserved for issuance. The options become exercisable in equal installments over a five-year period from the date of grant. The options expire ten years from the date of grant.

(Continued)

33
Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 11 - EMPLOYEE BENEFIT PLANS (Continued)

A summary of the status of the Corporation's stock option plan and changes during the years ended are presented below:

	2000		1999		1998
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	186,716	$ 17.17	182,716	$ 17.24	182,716	$ 17.24
Granted	-	-	4,000	13.88	-	-
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-

Outstanding at end of year	186,716	$ 17.17	186,716	$ 17.17	182,716	$ 17.24

	2000	1999	1998
Options exercisable at end of year	110,432	73,088	36,544
Weighted-average fair value of options granted during year	-	$2.93	-
Average remaining option term	6.9 years	7.9 years	8.8 years

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

	2000	1999	1998
Net income as reported	$ 1,839	$ 1,740	$ 1,554
Pro forma net income	1,631	1,614	1,428
Earnings per share as reported
Basic and diluted	1.75	1.16	.88
Pro forma earnings per share
Basic and diluted	1.56	1.07	.81

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 11 - EMPLOYEE BENEFIT PLANS (Continued)

The Black-Scholes option pricing valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Date of grant	October 12, 1999
Options granted	4,000
Estimated fair value stock of options granted	$2.93
Assumptions used:
Risk-free interest rate	5.99%
Expected option life	10 years
Expected stock price volatility	.01
Expected dividend yield	2.74%

In connection with the conversion to stock ownership, the Corporation adopted a Management Recognition and Retention Plan (MRP). In 1998, the Corporation contributed $1.4 million allowing the MRP to acquire 83,053 shares of common stock of the Corporation, at an average cost of $17.25 per share, to be awarded to directors and key employees. These shares vest over a five-year period. The unamortized cost of shares not yet earned (vested) is reported as a reduction of stockholders' equity. MRP compensation expense totaled $269,000, $261,000, and $262,000 for the years ended December 31, 2000, 1999, and 1998, respectively. During 1999, 453,490 shares of stock of the Corporation were reacquired of which 83,053 were allocated to the MRP.

NOTE 12 - TREASURY STOCK

An analysis of changes in the number of shares of treasury stock outstanding follows:

	2000	1999	1998
Balance at January 1	457,762	287,384	-
Treasury stock purchases	578,877	170,378	370,437
Share transferred to MRP	-	-	(83,053)
Balance at December 31	1,036,639	457,762	287,384

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 13 - REGULATORY MATTERS

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

At year end, actual capital levels of the Bank and minimum required levels were:

	Actual		Minimum Required for Capital Adequacy Purposes		Ninimum Required to Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2000
Total capital (to risk- weighted assets)	$21,144	16.8%	$10,085	8.0%	$12,607	10.0%
Tier 1 (core) capital (to risk- weighted assets)	19,746	15.7	5,043	4.0	7,564	6.0
Tier 1 (core) capital (to adjusted total assets)	19,746	7.2	10,970	4.0	13,713	5.0
Tangible capital (to tangible assets)	19,746	7.2	4,114	1.5	NA	NA

1999
Total capital (to risk- weighted assets)	$23,051	24.1%	$7,640	8.0%	$9,550	10.0%
Tier 1 (core) capital (to risk- weighted assets)	21,830	22.9	3,820	4.0	5,730	6.0
Tier 1 (core) capital (to adjusted total assets)	21,830	9.6	9,055	4.0	11,320	5.0
Tangible capital (to tangible assets)	21,830	9.6	3,396	1.5	NA	NA

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 13 - REGULATORY MATTERS (Continued)

At December 31, 2000, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

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

NOTE 14 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

	2000	1999	1998
Unrealized holding gains and losses on securities available-for-sale	$ 704	$ (984)	$ 196
Reclassification adjustments for (gains) and losses recognized in income	30	(63)	(19)
Net unrealized gains and (losses)	734	(1,047)	177
Tax effect	286	(409)	70

Other comprehensive income	$ 448	$ (638)	$ 107

NOTE 15 - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

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

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 15 - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK
      (Continued)

	Contract Amount December 31,
	2000	1999
Financial instruments whose contract amounts represent credit risk
Commitments to extend credit, including loans in process	$ 1,801	$ 1,569
Unused lines of credit	2,296	1,881

At December 31, 2000 and 1999, fixed rate commitments to extend credit, including loans in process, consisted of $1,582,000 and $1,427,000, respectively. The fixed rate commitments at December 31, 2000 are due to expire within 1 to 60 days of issuance and have rates ranging from 7.125% to 8.50%.

Financial instruments that potentially subject the Corporation to concentrations of credit risk include interest-bearing deposit accounts in other financial institutions and loans. At December 31, 2000 and 1999, the Corporation had deposit accounts with balances totaling approximately $13,094,000 and $4,632,000, respectively, at the Federal Home Loan Bank of Chicago. Concentrations of loans are described in Note 4.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

At December 31, 2000 and 1999, the Corporation was obligated under noncancelable operating leases for office space. Net rent expenses under operating leases, including the proportionate share of taxes, insurance, and maintenance costs, were approximately $111,000, $85,000, and $85,000 for the years ended December 31, 2000, 1999, and 1998, respectively. The lease for the Oak Lawn branch expires April 1, 2002. The lease for the Chicago branch expires on July 1, 2002. The lease for the Bolingbrook branch expires in December 2002. Projected minimum rental payments under the terms of the leases, not including taxes, insurance, and maintenance, are as follows at December 31, 2000:

2001	$ 120
2002	69

Total	$ 189

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The approximate carrying amount and estimated fair value of financial instruments consist of the following:

	December 31, 2000		December 31, 1999
	Approximate Carrying Amount	Estimated Fair Value	Approximate Carrying Amount	Estimated Fair Value
Financial Assets
Cash and cash equivalents	$ 18,504	$ 18,504	$ 9,813	$ 9,813
Securities	92,201	92,532	94,108	93,011
Loans receivable, net	154,821	154,749	116,998	115,844
Federal Home Loan Bank stock	3,497	3,497	2,325	2,325
Accrued interest receivable	1,495	1,495	1,199	1,199
Financial Liabilities
Demand deposits	$(34,337)	$(34,337)	$(25,590)	(25,590)
Savings deposits	(59,833)	(59,833)	(51,789)	(51,789)
Time deposits	(85,254)	(85,485)	(73,197)	(73,268)
Advances from Federal Home Loan Bank	(69,450)	(69,216)	(49,500)	(49,500)
Note payable	(5,250)	(5,250)	-	-
Advance payments by borrowers for taxes and insurance	(1,629)	(1,629)	(1,133)	(1,133)
Accrued interest payable	(632)	(632)	(343)	(343)

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

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Advances from Federal Home Loan Bank: The fair value of the Federal Home Loan Bank advances was determined by calculating the present value of future cash flows using the current rate for advances with similar lengths to maturity.
Note Payable: The fair value of the note payable is assumed to equal its carrying value due to the variable rate nature of the note.

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

While the above estimates are based on management's judgment of the most appropriate factors, there is no assurance that if the Corporation disposed of these items on December 31, 2000 or 1999, the fair value would have been achieved, because the market value may differ depending on the circumstances. The estimated fair values at December 31, 2000 and 1999 should not necessarily be considered to apply at subsequent dates.

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 18 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed statements of financial condition, statements of income, and statements of cash flows for Hemlock Federal Financial Corporation.

CONDENSED STATEMENTS OF FINANCIAL CONDITION
December 31, 2000 and 1999

	2000	1999
ASSETS
Cash and cash equivalents	$ 251	$ 1,409
Securities available-for-sale	426	783
ESOP loan	997	1,163
Investment in bank subsidiary	22,271	22,313
Accrued interest receivable and other assets	436	273

	$ 24,381	$ 25,941

LIABILITIES AND STOCKHOLDERS' EQUITY
Note payable	$ 5,250	$ -
Accrued expenses and other liabilities	28	220
Stockholders' equity
Common stock	21	21
Additional paid-in capital	20,353	20,270
Unearned ESOP shares	(997)	(1,163)
Unearned stock awards	(590)	(859)
Treasury stock	(16,083)	(7,227)
Retained earnings	15,507	14,235
Accumulated other comprehensive income	892	444

	$ 24,381	$ 25,941

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 18 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF INCOME
For the years ended December 31, 2000, 1999, and 1998

	2000	1999	1998
Income
Dividends from bank subsidiary	$ 3,010	$ 3,000	$ -
Interest income	140	148	429
Loss on sale of securities	(24)	(23)	(44)
Total income	3,126	3,125	385
Expense
Interest expense	289	-	-
Other expenses	203	118	132
	492	118	132

Income before income taxes and equity in undistributed earnings of bank subsidiary	2,634	3,007	253

Income tax expense (benefit)	(152)	(2)	82
Income before equity in undistributed earnings of bank subsidiary	2,786	3,009	171
Equity in undistributed (overdistributed) earnings of bank subsidiary	(947)	(1,269)	1,383

Net income	$ 1,839	$ 1,740	$ 1,554

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 18 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2000, 1999, and 1998

	2000	1999	1998
Operating activities
Net income	$ 1,839	$ 1,740	$ 1,554
Adjustments to reconcile net income to net cash provided by operating activities
Amortization of discounts and premiums on securities, net	-	(7)	(3)
Equity in undistributed earnings of bank subsidiary	947	1,269	(1,383)
Loss on sale of securities	24	23	44
Change in
Other assets	(200)	105	11
Other liabilities	(192)	(268)	(302)
Net cash from operating activities	2,418	2,862	(79)

Investing activities
Purchase of securities available-for-sale	1	(1,092)	(765)
Purchase of securities held-to-maturity	-	-	(1,834)
Proceeds from maturities and calls of securities	-	1,173	4,291
Proceeds from sales of securities	431	750	195
Payment received on loan to ESOP	166	166	166
Capital contribution to subsidiary	-	-	(55)
Net cash from investing activities	597	997	1,998

Financing activities
Proceeds from note payable	5,250	-	-
Purchase of treasury stock	(8,856)	(2,364)	(6,245)
Dividends paid	(567)	(658)	(550)
Net cash from financing activities	(4,173)	(3,022)	(6,795)
Net change in cash and cash equivalents	(1,158)	837	(4,876)

Cash and cash equivalents at beginning of year	1,409	572	5,448
Cash and cash equivalents at end of year	$ 251	$ 1,409	$ 572
Cash paid during the year for interest	$ 261	$ -	$ -

(Continued)

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998
(Table amounts in thousands of dollars, except share and per share data)

NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income	Earnings per Share Basic and Fully Diluted(a)
2000
First Quarter	$ 3,800	$ 1,700	$ 472	$ .35
Second quarter	4,147	1,835	381.38
Third quarter	4,747	1,872	401.42
Fourth quarter	4,900	1,962	585(b)	.63(b)

1999
First quarter	3,343	1,585	395.25
Second quarter	3,389	1,650	412.26
Third quarter	3,518	1,715	426.28
Fourth quarter	3,824	1,827	507.35

(a)      Earnings per share for the quarters and full years have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period.

(b)      Net income and earnings per share in the fourth quarter of 2000 were affected by a nonrecurring gain on the sale of $11.0 million of loans receivable. The net effect of this item was to increase net income by $120,000 and earnings per share by $.13.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION
STOCKHOLDER INFORMATION

ANNUAL MEETING

      The Annual Meeting of Stockholders will be held at 10:30 a.m. Oak Forest, Illinois time, on May 2, 2001 at the main office of the Company located at 5700 West 159th Street, Oak Forest, Illinois 60452.

STOCK LISTING

      Hemlock Federal Financial Corporation common stock is traded on the National Association of Securities Dealers, Inc. National Market under the symbol "HMLK."

PRICE RANGE OF COMMON STOCK

	HIGH	LOW	DIVIDENDS
FISCAL 1998
First Quarter	$19.000	$17.000	$.07
Second Quarter	$19.000	$17.375	$.07
Third Quarter	$18.000	$13.375	$.08
Fourth Quarter	$14.750	$13.125	$.08

FISCAL 1999
First Quarter	$13.750	$12.625	$.09
Second Quarter	$14.000	$13.000	$.09
Third Quarter	$14.250	$13.500	$.10
Fourth Quarter	$14.500	$12.875	$.10

FISCAL 2000
First Quarter	15.375	10.875	$.11
Second Quarter	15.563	12.750	$.11
Third Quarter	16.188	14.813	$.12
Fourth Quarter	17.000	15.375	$.12

      The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System. The common stock began trading on March 31, 1997. The average of the bid and asked prices of Hemlock Federal Financial Corporation's common stock on March 1, 2001 was $18.313.

      At March 20, 2001 there were 1,039,686 shares of Hemlock Federal Financial Corporation common stock outstanding (including unallocated ESOP shares) and there were 512 holders of record.

STOCKHOLDERS AND GENERAL INQUIRIES	TRANSFER AGENT

Rosanne M. Belczak Hemlock Federal Financial Corporation 5700 West 159th Street Oak Forest, Illinois 60422 (708) 687-9400	Registrar and Transfer Co. 10 Commerce Drive Cranford, NJ 07016 1-(800) 368-5948

ANNUAL AND OTHER REPORTS

      A copy of Hemlock Federal Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 2000, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Rosanne M. Belczak, Hemlock Federal Financial Corporation, 5700 West 159th Street, Oak Forest, Illinois 60452.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION
CORPORATE INFORMATION

Hemlock Federal Financial Corporation	Hemlock Federal Bank
Board of Directors	Officers
Maureen G. Partynski, Chairman	Maureen G. Partynski
Michael R. Stevens	Chairman and CEO
Rosanne M. Pastorek-Belczak, Secretary	Michael R. Stevens
Kenneth J. Bazarnik	President
Frank A. Bucz	Jean Thornton
G. Gerald Schiera	Vice-President, Controller
Donald L. Manprisio	Neil Christensen
Vice-President, Lending
Rosanne M. Belczak
Vice-President, Secretary
Rhonda Nisbet
Vice-President, Operations
Hemlock Federal Bank for Savings Locations:
Main Office:
5700 W. 159th St.	15730 W. 127th St.
Oak Forest, Illinois 60452 708-687-9400	Lemont, Illinois 60439

8855 S. Ridgeland Ave.	324 Commons Dr.

Oak Lawn, Illinois 60453	Bolingbrook, Illinois 60440

4636 S. Damen Ave.	3030 W. Cermak Ave.
Chicago, Illinois 60609	Chicago, Illinois 60623

Independent Auditors	Special Counsel

Crowe, Chizek and Company LLP	Silver, Freedman & Taff, L.L.P.
One Mid America Plaza	1100 New York Avenue, N.W.
Oak Brook, Illinois 60552	7th Floor
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