Form 10-K, Exhibit 13
period 2001-12-31
HEMLOCK FEDERAL FINANCIAL CORP
filed 2002-04-01
CIK 1029654

--------------------------------------------------------------------------------

2001 ANNUAL REPORT

--------------------------------------------------------------------------------


[LOGO]






                      HEMLOCK FEDERAL FINANCIAL CORPORATION

--------------------------------------------------------------------------------

TABLE OF CONTENTS

--------------------------------------------------------------------------------





         Chairman's Message................................................... 1
         Selected Consolidated Financial Information.......................... 3
         Management's Discussion and Analysis of Financial
           Condition and Results of Operations................................ 5
         Consolidated Financial Statements....................................18
         Stockholder Information..............................................49
         Corporate Information................................................50

--------------------------------------------------------------------------------

FROM YOUR CHAIRMAN & PRESIDENT

--------------------------------------------------------------------------------

Dear Shareholder:

We are pleased to deliver another year of solid earnings growth and price appreciation to our shareholders.

Financial highlights for the year 2001 include:

Net income for the year ended December 31, 2001 increased 7% to $2.0 million, as compared to $1.8 million for the previous year.

Earnings per diluted share increased 21%, to $2.11 per share for the twelve months ended December 31, 2001, as compared to $1.75 for the previous year.

Return on equity increased to 9.83% for the past twelve months from 9.04% for the same period one year ago.

Book value per share outstanding increased to $20.61 as of December 31, 2001, up from $18.39 as of December 31, 2000.

In addition, the Board of Directors authorized payment of $.54 per share of dividends during 2001, an increase of 17% from the prior year.

Over the last five years, since we became a public company, we have doubled the size of our branch network from three to six full service offices. Our focus over the last year has been on growing both deposits and loans and extending cross-selling opportunities to our existing customer base. These efforts resulted in an increase in total deposits of over $10 million. We are particularly pleased with the continued growth of our Lemont branch. Since its opening in December 1998, we have increased deposits in this facility to over $24 million at the end of 2001.

In addition, we extended this effort to loan production. We took advantage of historic lows in interest rates to increase our loan originations to more than $60 million in 2001, the most productive year in the history of the bank. These efforts resulted in substantial increases in fee income derived from both loan originations and servicing during 2001.

Our renewed focus on cross-selling investment products to our existing customers through the Hemlock Federal Investment Center resulted in a tripling of fee income obtained through the sale of investment products.

We enhanced both our marketing efforts and the level of customer service by opening our internet branch during 2001. This full service portal-based site, which is located at www.hemlockbank.com, enables our customers to perform a variety of transactions on their accounts, as well as the ability to shop online and obtain information on other bank products and services. Customer response to the internet site has been excellent.

While many thrift stocks experienced strong returns during the past year, Hemlock Federal Financial performed exceedingly well, achieving a 54% growth in share price for the twelve months ended December 31, 2001. Since our inception as a public company in 1997, an investment in Hemlock Federal Financial has outperformed the Dow Jones Industrial Average, the S&P 500 and NASDAQ.

The key to our success, quite simply, is the hard work and dedication of our employees. We firmly believe that maintaining a positive nurturing work environment for our employees will insure a high level of service to our customers. The high degree of employee retention and overwhelming number of positive comments we receive from our customers tell us that our approach is successful. Thank you for your continued support of Hemlock Federal Financial Corporation. We look forward to our continued success in 2002.


                                         Maureen G. Partynski
                                         Chairman and CEO



                                         Michael R. Stevens
                                         President

[PG NUMBER]

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                             At December 31,
                                          ----------------------------------------------------
                                            2001       2000       1999       1998       1997
                                          --------   --------   --------   --------   --------
                                                          (Dollars in Thousands)
Selected Financial Condition Data:
---------------------------------

Total assets ..........................   $288,686   $276,663   $228,457   $204,424   $176,683
Cash and cash equivalents .............     28,157     18,504      9,813      6,036     14,883
Loans receivable, net(1) ..............    147,878    154,821    116,998    101,977     76,159
Loans held for sale ...................      8,595         --         --         --         --
Mortgage-backed securities:
  Held-to-maturity ....................     51,865     40,097     45,315     52,516     31,683
  Available-for-sale ..................     20,371     26,356     27,748     26,682     29,983
Investment securities:
  Held-to-maturity ....................      4,402     14,802     15,811      6,101     14,735
  Available-for-sale ..................     16,537     10,946      5,234      3,831      3,617
FHLB stock ............................      3,745      3,497      2,325      1,850        987
Notes payable .........................      5,800      5,250         --         --         --
Deposits ..............................    189,456    179,424    150,576    143,149    130,958
FHLB advances .........................     68,985     69,450     49,500     31,000     11,000
Stockholders' Equity ..................     20,874     19,103     25,721     27,206     30,427

                                                               Year Ended
                                                               December 31,
                                          ----------------------------------------------------
                                            2001       2000       1999       1998        1997
                                          --------   --------   --------   --------   --------
                                                          (Dollars in Thousands)

Selected Operations Data:
------------------------

Total interest income .................   $ 17,981   $ 17,594   $ 14,074   $ 12,750   $ 11,293
Total interest expense ................     10,493     10,155      7,297      6,842      5,723
                                          --------   --------   --------   --------   --------
  Net interest income .................      7,488      7,439      6,777      5,908      5,570
Provision for loan losses .............         --         --         20         21         30
                                          --------   --------   --------   --------   --------
Net interest income after
  provision for loan losses ...........      7,488      7,439      6,757      5,887      5,540
Fees and service charges ..............      1,024        688        500        573        417
Gain (loss) on sales of securities ....        280        (30)        63         19         (3)
Gain on sales of loans ................        172        196         --         --         --
Other non-interest income .............        298        202        148        117        125
                                          --------   --------   --------   --------   --------
Total non-interest income .............      1,774      1,056        711        709        539
Total non-interest expense ............      6,286      5,673      4,670      4,085      4,509
                                          --------   --------   --------   --------   --------
Income before taxes ...................      2,976      2,822      2,798      2,511      1,570
Provision for income taxes ............      1,006        983      1,058        957        626
                                          --------   --------   --------   --------   --------
Net income ............................   $  1,970   $  1,839   $  1,740   $  1,554   $    944
                                          ========   ========   ========   ========   ========

------------
(1) The allowance for loan losses at December 31, 2001, 2000, 1999, 1998 and 1997 was $969,000, $969,000, $795,000, $775,000 and $775,000, respectively.

                                                                                          Year Ended December 31,
                                                                         ----------------------------------------------------------
                                                                          2001         2000         1999         1998         1997
                                                                         ------       ------       ------       ------       ------
     Selected Financial Ratios and Other Data:
     ----------------------------------------

     Performance Ratios:
       Return on assets (ratio of net income to average total
         assets) ..................................................        0.71%        0.73%        0.82%        0.80%        0.58%
       Return on equity (ratio of net income to average
         equity)(1) ...............................................        9.83         9.04         6.56         5.33         3.52
       Interest rate spread information:
         Average during period ....................................        2.63         2.83         2.86         2.58         2.85
         End of period ............................................        2.68         2.74         2.86         2.58         2.92
         Net interest margin(2) ...................................        2.82         3.09         3.30         3.17         3.53
       Ratio of operating expense to average total assets .........        2.27         2.26         2.19         2.12         2.76
       Ratio of average interest-earning assets to average
         interest-bearing liabilities .............................      104.80       106.20       112.38       116.16       118.59

     Asset Quality Ratios:
       Non-performing assets to total assets at end of period .....        0.21         0.08         0.11         0.06         0.15
       Allowance for loan losses to non-performing loans ..........      164.80       457.08       308.14       623.40       302.73
       Allowance for loan losses to gross loans receivable ........        0.62         0.63         0.68         0.78         1.01

     Capital Ratios:
       Stockholders' equity to total assets at end of period ......        7.23         6.90        11.26        13.31        17.22
       Average stockholders' equity to average assets .............        7.23         8.11        12.46        15.09        16.45

     Other data:
       Number of full service offices .............................        6            6            4            4            3

------------
(1)  Ratios are exclusive of SFAS 115  valuation.

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

     The Company's net interest income is dependent primarily upon the difference or spread between the average yield earned on securities and loans receivable, net and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The Company, like other savings and loan holding companies, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets. In response to recessionary economic conditions, the Federal Reserve reduced the Fed Funds Rate by a total of four and three-quarters percentage points in 2001. The Chairman of the Federal Reserve has indicated that the current level of the Fed Funds Rate is intended to stimulate the economy, and is therefore temporary in nature. The Company has responded to this by increasing its level of liquidity in anticipation of higher reinvestment rates later in 2002. This decision may result in a lower level of net interest income until the Company's level of cash and cash equivalents is redeployed into higher yielding assets. In addition, a prolonged economic recession may result in a higher level of delinquencies which may also have a negative impact on the Company's net interest income.

Financial Condition

     Consolidated total assets aggregated $288.7 million and $276.7 million at December 31, 2001 and December 31, 2000, respectively. Cash and cash equivalents increased $9.7 million, to $28.2 million as of December 31, 2001, from $18.5 million as of December 31, 2000, due primarily to the sale of $14.9 million of mortgage loans. These funds are currently awaiting reinvestment in loans and securities. In addition, loans receivable increased $1.7 million due primarily to an increase in loan originations through the Company's commissioned loan officer program.

     Total liabilities at December 31, 2001 were $267.8 million compared to $257.6 at December 31, 2000, an increase of $10.2 million. Total deposits increased by $10.1 million, from $179.4 million at December 31, 2000, to $189.5 million at December 31, 2001. The increase in total deposits is due primarily to an increase in deposits in the Company's Oak Forest and Lemont branches.

     Stockholders equity at December 31, 2001 was $20.9 million compared to $19.1 million at December 31, 2000, an increase of $1.8 million. This increase is due to net income of $2.0 million, partially offset by dividends paid of $.54 per share for a cost of $558,000, as well as the repurchase of 26,500 shares of the Company's common stock at a cost of $551,000.

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

                       COMPARISON OF OPERATING RESULTS FOR
                   THE YEARS ENDED DECEMBER 31, 2001 AND 2000

General

     Consolidated net income of the Company for the year ended December 31, 2001 was $2.0 million, as compared to $1.8 million for the year ended December 31, 2000. The $131,000 increase in net income was primarily attributable to an increase in non-interest income, partially offset by an increase in non-interest expense.

Net Interest Income

     Net interest income after provision for loan losses increased by $49,000, to $7.5 million for the year ended December 31, 2001, as compared to $7.4 million for the year ended December 31, 2000. Net interest margin decreased to 2.82% for the year ended December 31, 2001 from 3.09% for the year ended December 31, 2000, primarily as a result of a decrease in the interest rate spread to 2.63% for the year ended December 31, 2001, from 2.83% for the year ended December 31, 2000. The ratio of interest-earning assets to interest-bearing liabilities decreased to 104.80% for the year ended December 31, 2001 from 106.20% for the year ended December 31, 2000. The decrease in the spread was largely the result of the redeployment of cash flows from mortgage loans into shorter term securities and cash, which resulted in a decrease in the yield earned. This was partially offset by a decrease in the cost of funds.

Interest Income

     Interest income for the year ended December 31, 2001 was $18.0 million compared to $17.6 million for the year ended December 31, 2000. The $387,000 increase in interest income was primarily the result of a $24.2 million increase in the average balance of interest-earning assets. The average balance of loans receivable increased $18.9 million, the average balance of interest-bearing deposits increased $5.9 million, and the average balance of other-earning assets increased $9.5 million. This was partially offset by a decrease in the average balance of interest-earning securities of $10.1 million. The positive impact of the aggregate increase in the average balance of interest-earning assets on interest income was partially offset by a decrease in the yield on total earning assets of 0.52%.

Interest Expense

     Interest expense for the year ended December 31, 2001 was $10.5 million compared to $10.2 million for the year ended December 31, 2000. The increase was primarily the result of a $26.1 million increase in the average balance of interest-bearing liabilities resulting from an increase of $16.9 million in the average balance of total deposits, as well as an increase in the average balance of total borrowings of $9.2 million. This was partially offset by a decrease in the cost of funds of 0.32%.

Provision for Loan Losses

     The Company did not record a provision for loan losses for the year ended December 31, 2001. The allowance was $969,000, equal to 0.62% of net loans (including loans held for sale) and 164.80% of non-performing loans as of December 31, 2001. The Company had non-performing assets totaling $588,000 as of December 31, 2001. The amount of the provision and allowance for estimated losses on loans is influenced by current economic conditions, actual loss experience, industry trends and other factors, such as adverse economic conditions, including declining real estate values, in the Company's market area. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the Company's allowance for estimated losses on loans. While the Company's actual loss experience in recent years has been minimal, management believes that the substantial growth in the loan portfolio in recent years, including the significant increase in multi-family loans, warrants the current level of the allowance for loan losses. Management also recognizes that the recent slowdown in the economy increases the need for an allowance level not immediately suggested by past experience. While management believes the existing level of reserves is adequate, future adjustment to the allowance may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control.

Non-Interest Income

     Non-interest income increased $718,000, to $1.8 million for the year ended December 31, 2001. The increase was primarily attributable to a gain on the sale of securities and loans of $452,000 for the year ended December 31, 2001, as compared to a net gain of $166,000 for the year ended December 31, 2000. In addition, fee and service charge income increased $336,000, to $1.0 million, while other non-interest income increased $96,000 to $298,000 for the year ended December

31, 2001. The increases in fee and other non-interest income are due primarily to the impact of the acquisition of Midwest Savings Bank, which took place in June, 2000, as well as an increase in fees related to increased loan originations and an increase in commissions generated through sales by the Company's investment center.

Non-Interest Expense

     Non-interest expense was $6.3 million for the year ended December 31, 2001, and $5.7 million for the year ended December 31, 2000. The $613,000 increase in non-interest expense was primarily attributable to increased costs associated with the addition of the two new branch offices obtained through the Midwest Savings Bank acquisition, which took place in June, 2000. The increase in non-interest expense included increases in compensation, building, equipment and data processing expense.

Provision for Income Taxes

     The Company's federal and state income tax expense increased from $983,000 for the year ended December 31, 2000 to $1.0 million for the year ended December 31, 2001. The $23,000 increase in income tax was the result of the increase in net income before income taxes of $154,000, partially offset by an increase in tax-exempt investments.

                      COMPARISON OF OPERATING RESULTS FOR
                   THE YEARS ENDED DECEMBER 31, 2000 AND 1999

General

     Consolidated net income of the Company for the year ending December 31, 2000 was $1.8 million, as compared to $1.7 million for the year ended December 31, 1999. The $100,000 increase in net income was primarily attributable to an increase in net interest income and fee income. This was partially offset by an increase in non-interest expense.

Net Interest Income

     Net interest income after the provision for loan losses increased by $682,000, to $7.4 million for the year ending December 31, 2000, as compared to $6.8 million for the year ended December 31, 1999. The net interest margin decreased to 3.09% for the year ended December 31, 2000 from 3.30% for the year ended December 31, 1999, primarily as a result of a decrease in the interest rate spread to 2.83% for the year ended December 31, 2000, from 2.86% for the year ended December 31, 1999. The ratio of interest-earning assets to interest-bearing liabilities decreased to 106.20% for the year ended December 31, 2000 from 112.38% for the year ended December 31, 1999. The decrease in the spread was largely a result of an increase in the cost of funds. The decrease in the ratio of interest-earning assets to interest-bearing liabilities was a result of the Company's repurchase of stock funded with borrowings. Although this had the impact of narrowing the net interest margin, the repurchase of stock below book value was accretive to book value, earnings per share and return on equity.

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

Provision for Income Taxes

     The Company's federal and state income tax expense decreased from $1.1 million for the year ended December 31, 1999 to $983,000 for the year ended December 31, 2000. The $75,000 decrease in income tax was the result of the increase in tax exempt securities.

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

                                                                      Year Ended December 31,

                                            2001                       2000                      1999
                                            -----                      -----                     ----
                                   Average      Interest           Average      Interest            Average      Interest
                                 Outstanding     Earned/   Yield/ Outstanding    Earned/   Yield/ Outstanding     Earned/     Yield/
                                   Balance        Paid      Rate   Balance        Paid      Rate    Balance        Paid        Rate
                                   --------      ------     ----   --------       -----     ----    --------       -----       ----
                                                                      (Dollars in Thousands)
Loans receivable(1) ............   $160,420    $ 11,704     7.30%  $141,505    $ 10,696     7.56%   $112,631    $  8,086       7.18%
Mortgage-backed securities(2) ..     64,926       4,171     6.42     69,803       5,052     7.24      73,706       4,840       6.57
Securities(2) ..................     11,232         762     6.78     16,445       1,109     6.74      11,307         748       6.62
Interest-bearing deposits ......     10,855         308     2.84      5,006         211     4.21       4,948         208       4.20
Other earning assets(3) ........     17,800       1,036     5.82      8,266         526     6.36       2,628         192       7.30
                                   --------      ------            --------       -----             --------      ------
   Total earning assets(1) .....    265,233      17,981     6.78    241,025      17,594     7.30     205,220      14,074       6.86
                                                 ------                          ------                           ------
Non-interest earning assets ....     11,854                           9,788                            7,652
                                   --------                        --------                         --------
   Total assets ................   $277,087                        $250,813                         $212,872
                                   ========                        ========                         ========

 Interest-Earning Liabilities:
Savings deposits ...............   $ 61,753       1,545     2.50   $ 56,601       1,586     2.80    $ 50,339       1,429       2.84
Demand and NOW .................     26,076         267     1.02     21,896         294     1.34      17,696         297       1.68
MMDA ...........................      9,408         263     2.80      8,067         259     3.21       6,888         217       3.15
Certificates of Deposit ........     85,808       4,386     5.11     79,550       4,265     5.36      73,414       3,666       4.99

Borrowings .....................     70,036       4,032     5.76     60,849       3,751     6.16      34,269       1,688       4.93
                                   --------      ------            --------       -----             --------      ------
      Total interest-bearing
        liabilities ............    253,081      10,493     4.15    226,963      10,155     4.47     182,606       7,297       4.00
                                                 ------                          ------                           ------

Non-interest-bearing liabilities      3,974                           3,514                            3,746
                                   --------                        --------                         --------
   Total liabilities ...........    257,055                         230,477                          186,352

Equity .........................     20,032                          20,336                           26,520
                                   --------                        --------                         --------
   Total liabilities and equity    $277,087                        $250,813                         $212,872
                                   ========                        ========                         ========

Net interest/spread ............               $  7,488     2.63%              $  7,439     2.83%               $  6,777       2.86%
                                               ========     ====               ========     ====                ========       ====

Margin .........................                            2.82%                           3.09%                              3.30%
                                                            ====                            ====                               ====

Assets to liabilities ..........     104.80%                         106.20%                          112.38%
                                   ========                        ========                         ========

----------
(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves, and includes loans held for sale.

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

                                                                            At December 31,
                                                        ------------------------------------------------------
                                                         2001        2000        1999        1998        1997
                                                        ------------------------------------------------------
Weighted average yield on:
Loans receivable(1) ..............................       7.13%       7.52%       7.25%       7.27%       7.63%
Mortgage-backed securities(2) ....................       5.19        7.23        6.96        6.32        6.99
Securities(2) ....................................       6.00        6.79        6.73        6.35        5.22
Other interest-earning assets ....................       3.13        6.76        4.37        4.81        5.77
       Combined weighted average yield
       on interest-earning assets ................       6.17        7.35        6.97        6.75        7.27

Weighted average rate paid on:
Passbook savings .................................       1.75        2.75        2.85        2.94        2.94
NOW ..............................................       0.50        1.50        1.70        2.02        2.22
MMDA .............................................       1.65        3.27        3.20        3.20        3.20
Certificates of deposit ..........................       2.66        5.70        4.98        4.76        5.62
Borrowings .......................................       5.60        6.09        5.22        4.91        5.86
   Combined weighted average rate
       paid on interest-bearing liabilities ......       3.49        4.61        4.11        4.17        4.35

Spread ...........................................       2.68%       2.74%       2.86%       2.58%       2.92%

----------
(1) Includes loans held for sale and excludes amortization of deferred loan fees.

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

                                                    Year Ended December 31,           Year Ended December 31,
                                                         2001 vs. 2000                    2000 vs. 1999
                                                 -----------------------------    -----------------------------
                                                      Increase                         Increase
                                                     (Decrease)                       (Decrease)
                                                       Due to          Total            Due to           Total
                                                 ------------------   Increase    ------------------    Increase
                                                 Volume      Rate    (Decrease)   Volume      Rate     (Decrease)
                                                 -------    -------    -------    -------    -------    -------
Interest-earning assets:
 Loans receivable(1) .........................   $ 1,390    $  (382)   $ 1,008    $ 2,164    $   446    $ 2,610
 Mortgage-backed securities ..................      (338)      (543)      (881)      (265)       477        212
 Securities ..................................      (354)         7       (347)       346         15        361
Interest-bearing deposits ....................       184        (87)        97          2          1          3
Other earning assets .........................       558        (48)       510        362        (28)       334
                                                 -------    -------    -------    -------    -------    -------
   Total interest-earning assets .............     1,440     (1,053)       387      2,609        911      3,520

Interest-bearing liabilities:
 Passbook savings ............................       137       (178)       (41)       176        (19)       157
 NOW .........................................        50        (77)       (27)        63        (66)        (3)
 MMDA ........................................        40        (36)         4         38          4         42
 Certificates of deposit .....................       326       (205)       121        318        281        599
 Borrowings ..................................       540       (259)       281      1,558        505      2,063
                                                 -------    -------    -------    -------    -------    -------

   Total interest-bearing liabilities ........     1,093       (755)       338      2,153        705      2,858
                                                 -------    -------    -------    -------    -------    -------

Net interest/spread ..........................   $   347    $  (298)   $    49    $   456    $   206    $   662
                                                 =======    =======    =======    =======    =======    =======

(1) Includes loans held for sale.

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

     Net Portfolio Value. Management utilizes the net portfolio value ("NPV") analysis to quantify interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an immediate and sustained 200 basis point change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Pursuant to this regulation, thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Savings institutions, however, with less than $300 million in assets and a total capital ratio in excess of 12%, will be exempt from this requirement unless the OTS determines otherwise. The OTS has postponed the implementation of the rule until further notice. Based upon its asset size and capital level at December 31, 2001, the Bank would qualify for an exemption from this rule.

     The following table sets forth, at December 31, 2001, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+/-300 basis points, measured in 100 basis point increments). As of December 31, 2001, due to the current level of interest rates, the Office of Thrift Supervision no longer provides NPV estimates for decreases in interest rates greater than 100 basis points.

  Change in                        Net Portfolio Value                   NPV as % f PV of Assets
Interest Rates         ------------------------------------------       -------------------------
(Basis Points)         $ Amount           $ Change       % Change       NPV Ratio          Change
--------------         --------           --------       --------       ---------          ------
                                                 (Dollars in Thousands)
     +300               19,671            (13,245)         (40)%           7.01%          (395) bp
     +200               24,375             (8,541)         (26)%           8.49%          (247) bp
     +100               28,916             (4,000)         (12)%           9.84%          (112) bp
       --               32,916                 --           --            10.96%            -- bp
     -100               34,579             (1,663)           5%           11.34%            38 bp
     -200                   --                 --           --%              --%            -- bp
     -300                   --                 --           --%              --%            -- bp

     For comparative purposes, the table below sets forth, at December 31, 2000, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+/-300 basis points, measured in 100 basis point increments).

  Change in                        Net Portfolio Value                   NPV as % f PV of Assets
Interest Rates         ------------------------------------------       -------------------------
(Basis Points)         $ Amount           $ Change       % Change       NPV Ratio          Change
--------------         --------           --------       --------       ---------          ------
                                                 (Dollars in Thousands)
     +300               11,111            (15,294)         (58)%           4.26%          (515) bp
     +200               16,714             (9,691)         (37)%           6.23%          (317) bp
     +100               22,003             (4,402)         (17)%           8.00%          (140) bp
       --               26,405                 --           --             9.40%            -- bp
     -100               29,023              2,618           10%           10.18%            78 bp
     -200               30,843              4,438           17%           10.69%           129 bp
     -300               33,937              7,532           29%           11.57%           217 bp

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

     Management recognized the need for a reduction in the Company's level of interest rate risk. As a result, the Company has taken a number of steps to manage its interest rate risk level, including originating and selling loans directly into the secondary market. In 2001, the Company sold $14.9 million in long term fixed rate loans into the secondary market. The Company also obtained $16 million in fixed rate Federal Home Loan Bank advances with maturities of three years or greater in 2001. The Company also increased its level of cash equivalents to $28.2 million, or 10% of total assets. At December 31, 2001, $47.5 million, or 16% of the Company's assets consisted of mortgage-related securities with adjustable rates and/or terms to maturity of five years or less. In addition, $43.3 million, or 29% of the Company's loans receivable are either adjustable rate or seven year balloon mortgages. Finally, $91.2 million, or 49% of the Company's deposits consist of passbook savings and NOW checking accounts, which are believed by management to be less sensitive to interest rate changes than certificate accounts.

     The actions of management have resulted in a reduction in the Company's level of interest rate risk over the past twelve months. Management believes that in order to maintain interest rate risk at an acceptable level, it may be necessary to sell additional fixed rate mortgage loans. In addition, management may consider other actions such as obtaining additional Federal Home Loan Bank long term fixed rate advances and reinvesting cash flows into adjustable rate and/or short term securities as a means of managing interest rate risk.

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

     Federal regulations require Hemlock Federal to maintain levels of liquid assets sufficient to ensure the Bank's safe and sound operation. Liquid assets include cash, certain time deposits, U.S. Government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years. Hemlock Federal has historically maintained its liquidity ratio at levels in excess of those required to meet this standard.

     The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows provided by operating activities were $5.0 million and $2.0 million for the years ended December 31, 2001 and December 31, 2000, respectively. Net cash from investing activities consisted primarily of proceeds from maturities and repayments of securities and loans, offset by purchases of securities and loan originations. Net cash from financing activities consisted primarily of borrowings from the FHLB, a note payable and deposit growth, offset by repayments of FHLB advances and purchases of treasury stock.

     The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 2001, cash and short-term investments totaled $28.2 million. The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Company may also utilize the sale of securities available-for-sale and Federal Home Loan Bank advances as a source of funds.

     At December 31, 2001, the Bank had outstanding commitments to originate loans of $3.1 million of which $3.1 million had fixed interest rates. These loans are to be secured by properties located in its market area. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from December 31, 2001 totaled $72.1 million. Management believes that a significant portion of such deposits will remain with the Bank.

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

     Hemlock Federal is subject to various regulatory capital requirements imposed by the OTS. At December 31, 2001, Hemlock Federal was in compliance with all applicable capital requirements on a fully phased-in basis. See "Regulation
- Regulatory Capital Requirements" and Note 14 of the Notes to the Financial Statements.

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

     At December 31, 2001, the Bank continued to exceed all regulatory capital requirements with tangible and core capital of $20.5 million, or 7.2% of adjusted total assets, which were approximately $9.2 million above the tangible minimum requirement and $16.3 million above core minimum requirements of 4.0% and 1.5%, respectively, of the adjusted total assets in effect on that date. On December 31, 2001, the Bank had risk-based capital of $20.5 million plus $1.5 million in supplemental capital, or 16.6% of risk-weighted assets of $132.5 million. This amount was $11.4 million above the 8.0% requirement in effect on that date. Under regulatory guidelines, the Bank was considered well-capitalized at December 31, 2001.

Impact of Inflation

     The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, change in interest rates generally have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services. In the current interest rate environment, liquidity and maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

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

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Hemlock Federal Financial Corporation
Oak Forest, Illinois


We have audited the accompanying consolidated statements of financial condition of Hemlock Federal Financial Corporation and Subsidiary (the Corporation) as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hemlock Federal Financial Corporation and Subsidiary as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


                                          Crowe, Chizek and Company LLP

Oak Brook, Illinois
January 18, 2002


                                                                             18.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           December 31, 2001 and 2000
                             (Dollars in thousands)

--------------------------------------------------------------------------------

                                                                           2001           2000
                                                                        ---------       ---------
ASSETS
Cash and due from banks                                                 $   4,929       $   5,201
Interest-bearing deposits in financial institutions                        23,228          13,303
                                                                        ---------       ---------
     Cash and cash equivalents                                             28,157          18,504

Securities available-for-sale                                              36,908          37,302
Securities held-to-maturity (fair value:  2001 - $57,549;
  2000 - $55,230)                                                          56,267          54,899
Loans held for sale                                                         8,595             356
Loans receivable, net                                                     147,878         154,465
Federal Home Loan Bank stock, at cost                                       3,745           3,497
Accrued interest receivable                                                 1,216           1,495
Intangible assets                                                           1,496           1,654
Premises and equipment, net                                                 3,704           3,773
Prepaid expenses and other assets                                             720             718
                                                                        ---------       ---------

     Total assets                                                       $ 288,686       $ 276,663
                                                                        =========       =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                $ 189,456       $ 179,424
Advances from Federal Home Loan Bank                                       68,985          69,450
Notes payable                                                               5,800           5,250
Advance payments by borrowers for taxes and insurance                       1,551           1,629
Accrued interest payable and other liabilities                              2,020           1,807
                                                                        ---------       ---------
     Total liabilities                                                    267,812         257,560

Stockholders' equity
     Common stock                                                              21              21
     Additional paid-in capital                                            20,544          20,353
     Unearned ESOP shares                                                    (831)           (997)
     Unearned stock awards                                                   (343)           (590)
     Treasury stock, at cost                                              (16,634)        (16,083)
     Retained earnings                                                     16,919          15,507
     Accumulated other comprehensive income                                 1,198             892
                                                                        ---------       ---------
         Total equity                                                      20,874          19,103
                                                                        ---------       ---------

              Total liabilities and stockholders' equity                $ 288,686       $ 276,663
                                                                        =========       =========


--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.


                                                                             19.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2001, 2000, and 1999
                  (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------

                                                                     2001           2000            1999
                                                                   --------       --------        --------
Interest income
    Loans                                                           $ 11,704       $ 10,696        $  8,086
    Mortgage-backed and collateralized mortgage
      obligation securities                                            4,171          5,052           4,840
    Securities                                                           814          1,131             765
    Other interest-earning assets                                      1,292            715             383
                                                                    --------       --------        --------
       Total interest income                                          17,981         17,594          14,074

Interest expense
    Deposits                                                           6,461          6,404           5,609
    Federal Home Loan Bank advances                                    3,648          3,462           1,688
    Notes payable                                                        384            289             --
                                                                    --------       --------        --------
       Total interest expense                                         10,493         10,155           7,297
                                                                    --------       --------        --------

Net interest income                                                    7,488          7,439           6,777

Provision for loan losses                                                --             --               20
                                                                    --------       --------        --------

Net interest income after provision for loan losses                    7,488          7,439           6,757

Noninterest income
    Fees and service charges                                           1,024            688             500
    Gain on sale of loans                                                172            196              --
    Gain (loss) on sale of securities                                    280            (30)             63
    Other                                                                298            202             148
                                                                    --------       --------        --------
       Total noninterest income                                        1,774          1,056             711

Noninterest expense
    Compensation and employee benefits                                 3,299          2,852           2,418
    Occupancy and equipment expenses                                   1,015          1,026             920
    Data processing                                                      426            384             264
    Federal insurance premiums                                            34             37              86
    Advertising and promotion                                            225            202             177
    Other                                                              1,287          1,172             805
                                                                    --------       --------        --------
       Total noninterest expense                                       6,286          5,673           4,670
                                                                    --------       --------        --------

Income before provision for income taxes                               2,976          2,822           2,798

Provision for income taxes                                             1,006            983           1,058
                                                                    --------       --------        --------


Net income                                                          $  1,970       $  1,839        $  1,740
                                                                    ========       ========        ========

Basic earnings per share                                            $   2.18       $   1.75        $   1.16
                                                                    ========       ========        ========

Diluted earnings per share                                          $   2.11       $   1.75        $   1.16
                                                                    ========       ========        ========

--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.


                                                                             20.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  Years ended December 31, 2001, 2000, and 1999
                  (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------

                                                   Additional     Unearned     Unearned
                                        Common       Paid-in        ESOP         Stock       Treasury
                                         Stock       Capital       Shares        Awards        Stock
                                       ----------   ----------   ----------    ----------    ----------
Balance at January 1, 1999             $       21   $   20,208   $   (1,329)   $   (1,120)   $   (4,863)

ESOP shares earned                             --           62          166            --            --
Stock awards earned                            --           --           --           261            --
Cash dividends ($.38 per share)                --           --           --            --            --
Purchase of treasury stock                     --           --           --            --        (2,364)
Comprehensive income:
    Net income                                 --           --           --            --            --
    Change in unrealized gain on
      securities available-for-sale,
      net of reclassification and
      tax effects                              --           --           --            --            --
                                       ----------   ----------   ----------    ----------    ----------
       Total comprehensive
         income

Balance at December 31, 1999           $       21   $   20,270   $   (1,163)   $     (859)   $   (7,227)
                                       ==========   ==========   ==========    ==========    ==========

                                                      Accumulated
                                                          Other         Total
                                         Retained    Comprehensive  Stockholders' Comprehensive
                                          Earnings       Income        Equity        Income
                                         ----------    ----------    ----------    ----------
Balance at January 1, 1999               $   13,207    $    1,082    $   27,206

ESOP shares earned                               --            --           228
Stock awards earned                              --            --           261
Cash dividends ($.38 per share)                (712)           --          (712)
Purchase of treasury stock                       --            --        (2,364)
Comprehensive income:
    Net income                                1,740            --         1,740    $    1,740
    Change in unrealized gain on
      securities available-for-sale,
      net of reclassification and
      tax effects                                --          (638)         (638)         (638)
                                         ----------    ----------    ----------    ----------
       Total comprehensive
         income                                                                    $    1,102
                                                                                   ==========

Balance at December 31, 1999             $   14,235    $      444    $   25,721
                                         ==========    ==========    ==========

--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.


                                                                             21.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  Years ended December 31, 2001, 2000, and 1999
                  (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------

                                                    Additional     Unearned      Unearned
                                         Common      Paid-in         ESOP         Stock        Treasury
                                          Stock      Capital        Shares        Awards         Stock
                                       ----------   ----------    ----------    ----------    ----------
Balance at January 1, 2000             $       21   $   20,270    $   (1,163)   $     (859)   $   (7,227)

ESOP shares earned                             --           83           166            --            --
Stock awards earned                            --           --            --           269            --
Cash dividends ($.46 per share)                --           --            --            --            --
Purchase of treasury stock                     --           --            --            --        (8,856)
Comprehensive income:
    Net income                                 --           --            --            --            --
    Change in unrealized gain on
      securities available-for-sale,
      net of reclassification and
      tax effects                              --           --            --            --            --
                                       ----------   ----------    ----------    ----------    ----------
       Total comprehensive
         income


Balance at December 31, 2000                   21       20,353          (997)         (590)      (16,083)

ESOP shares earned                             --          199           166            --            --
Stock awards earned                            --           (8)           --           247            --
Cash dividends ($.54 per share)                --           --            --            --            --
Purchase of treasury stock                     --           --            --            --          (551)
Comprehensive income:
    Net income                                 --           --            --            --            --
    Change in unrealized gain on
      securities available-for-sale,
      net of reclassification and
      tax effects                              --           --            --            --            --
                                       ----------   ----------    ----------    ----------    ----------
       Total comprehensive
         income


Balance at December 31, 2001           $       21   $   20,544    $     (831)   $     (343)   $  (16,634)
                                       ==========   ==========    ==========    ==========    ==========

                                                     Accumulated
                                                        Other        Total
                                         Retained   Comprehensive Stockholders' Comprehensive
                                         Earnings       Income       Equity        Income
                                        ----------    ----------   ----------    ----------
Balance at January 1, 2000              $   14,235    $      444   $   25,721

ESOP shares earned                              --            --          249
Stock awards earned                             --            --          269
Cash dividends ($.46 per share)               (567)           --         (567)
Purchase of treasury stock                      --            --       (8,856)
Comprehensive income:
    Net income                               1,839            --        1,839    $    1,839
    Change in unrealized gain on
      securities available-for-sale,
      net of reclassification and
      tax effects                               --           448          448           448
                                        ----------    ----------   ----------    ----------
       Total comprehensive
         income                                                                  $    2,287
                                                                                 ==========

Balance at December 31, 2000                15,507           892       19,103

ESOP shares earned                              --            --          365
Stock awards earned                             --            --          239
Cash dividends ($.54 per share)               (558)           --         (558)
Purchase of treasury stock                      --            --         (551)
Comprehensive income:
    Net income                               1,970            --        1,970    $    1,970
    Change in unrealized gain on
      securities available-for-sale,
      net of reclassification and
      tax effects                               --           306          306           306
                                        ----------    ----------   ----------    ----------
       Total comprehensive
         income                                                                  $    2,276
                                                                                 ==========

Balance at December 31, 2001            $   16,919    $    1,198   $   20,874
                                        ==========    ==========   ==========

--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.


                                                                             22.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2001, 2000, and 1999
                             (Dollars in thousands)

--------------------------------------------------------------------------------

                                                                                     2001          2000          1999
                                                                                  ----------    ----------    ----------
Cash flows from operating activities
    Net income                                                                    $    1,970    $    1,839    $    1,740
    Adjustments to reconcile net income to net cash provided
      by operating activities
       Depreciation and amortization                                                     511           434           219
       Amortization of premiums and discounts on securities, net                         366            21           223
       Net (gain) loss on sale of securities                                            (280)           30           (63)
       Provision for loan losses                                                          --            --            20
       Change in deferred income taxes                                                   343           333           183
       ESOP compensation expense                                                         365           249           228
       Stock awards expense                                                              239           269           261
       Change in loans held for sale                                                  (8,067)         (356)           --
       Net gain on sale of loans                                                        (172)         (196)           --
       FHLB stock dividends                                                             (248)         (183)           --
       Net change in accrued interest receivable                                         279           (36)         (267)
       Net change in accrued interest payable and other liabilities                     (325)         (361)          (43)
       Increase in net deferred loan costs                                               (28)         (120)         (124)
       Net change in other assets                                                         (2)          (71)          204
                                                                                  ----------    ----------    ----------
          Net cash (used in) provided by operating activities                         (5,049)        1,952         2,581

Cash flows from investing activities
    Midwest Savings Bank acquisition, net of cash and cash equivalents                    --          (728)           --
    Purchase of securities available-for-sale                                         (9,208)      (11,049)      (15,227)
    Proceeds from sales of securities available-for-sale                               2,347         3,712         2,839
    Principal payments on mortgage-backed securities and
      collateralized mortgage obligations                                             28,103        12,451        24,766
    Purchase of securities held-to-maturity                                          (28,801)           --       (23,958)
    Proceeds from maturities and calls of securities                                   7,000           172         5,395
    Purchase of FHLB stock                                                                --          (124)         (475)
    Proceeds from sale of loans                                                           --        11,070            --
    Net change in loans                                                                6,615        (9,308)      (14,917)
    Property and equipment expenditures                                                 (284)          (92)         (190)
                                                                                  ----------    ----------    ----------
       Net cash provided by (used in) investing activities                             5,772         6,104       (21,767)

Cash flows from financing activities
    Net change in deposits                                                            10,032           662         7,427
    Increase in advance payments by borrowers for taxes
      and insurance                                                                      (78)          496            58
    Notes payable                                                                        550         5,250            --
    Borrowings from FHLB                                                              30,985        33,000        35,500
    Repayments of FHLB advances                                                      (31,450)      (29,250)      (17,000)
    Purchase of treasury stock                                                          (551)       (8,856)       (2,364)
    Dividends paid                                                                      (558)         (567)         (658)
                                                                                  ----------    ----------    ----------
       Net cash provided by financing activities                                       8,930           735        22,963
                                                                                  ----------    ----------    ----------

Net change in cash and cash equivalents                                                9,653         8,691         3,777

Cash and cash equivalents at beginning of year                                        18,504         9,813         6,036
                                                                                  ----------    ----------    ----------

Cash and cash equivalents at end of year                                          $   28,157    $   18,504    $    9,813
                                                                                  ==========    ==========    ==========

Supplemental disclosures of cash flow information
    Cash paid during the year for
       Interest                                                                   $   10,610    $    9,866    $    7,213
       Income taxes                                                                      701           799           836

--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                                                                             23.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

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

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The collectibility of loans, fair value of financial instruments, and status of contingencies are particularly subject to change.

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

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt. Payments received on such loans are reported as principal reductions.

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             24.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

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

Servicing Assets: Servicing assets represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans with similar characteristics. Fair value is determined using prices for similar assets with similar characteristics. Any impairment of a grouping is reported as a valuation allowance.

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

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             25.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stockholders' Equity: Common stock has $.01 par value, and 2,500,000 shares are authorized. There were 2,076,325 common shares issued at December 31, 2001 and 2000, including 1,063,139 shares and 1,036,139 shares held in treasury, respectively. Treasury stock is carried at cost.

Employee Stock Ownership Plan (ESOP): The cost of shares issued to the ESOP but not yet allocated to participants is presented in the consolidated balance sheet as a reduction of stockholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to paid-in capital. Dividends on unallocated ESOP shares are reflected as either a reduction of debt or are allocated to participants.

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

Reclassifications: Certain items in the financial statements as of and for the years ended December 31, 2000 and 1999 have been reclassified, with no effect on net income, to conform to the current year presentation.

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             26.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements: A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Corporation's financial statements.

NOTE 2 - ACQUISITION OF MIDWEST SAVINGS BANK

On June 9, 2000, the Bank completed its acquisition of Midwest Savings Bank. Cash of $3.3 million was paid for all of the outstanding shares of Midwest Savings Bank. The acquisition was recorded using the purchase method of accounting, and concurrent with the transaction, Midwest Savings Bank was merged into Hemlock Federal Bank. At June 9, 2000, Midwest Savings Bank had total assets of $47.8 million, which included $39.6 million of loans, $2.6 million of cash and cash equivalents, $28.2 million of deposits, and $16.2 million of FHLB advances. The acquisition resulted in goodwill of $1,003,000, which, through December 31, 2001, was being amortized over fifteen years, and a core deposit intangible of $730,000, which is being amortized over eight years. Intangible assets are reported net of accumulated amortization of $237,000 and $79,000 at December 31, 2001 and 2000.

Midwest Savings Bank's results of operations have been reflected in the Corporation's consolidated statements of income beginning as of the acquisition date. The pro forma total net interest income, total income, net income, and basic and diluted earnings per share for the years ended December 31, 2000 and 1999 after giving effect to the Midwest Savings Bank acquisition as if it occurred on January 1, 1999 are as follows:

                                                      2000            1999
                                                      ----            ----

     Net interest income                             $ 7,988        $ 8,211
     Total income                                     20,093         18,221
     Net income                                        1,764          1,533
     Basic earnings per share                           1.68           1.02
     Diluted earnings per share                         1.68           1.02

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             27.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTES 3 - SECURITIES

Securities consist of the following at:

                                                                    ---------------------December 31, 2001----------------------
                                                                                         -----------------
                                                                                      Gross            Gross
                                                                    Amortized      Unrealized        Unrealized         Fair
                                                                       Cost           Gains           (Losses)          Value
                                                                     --------        --------         --------         --------
     Securities available-for-sale
        FHLMC stock                                                  $  7,520        $  1,329         $     --         $  8,849
        FNMA stock                                                      5,494              --             (126)           5,368
        Mortgage-backed securities                                      4,984             158               --            5,142
        Collateralized mortgage obligations                            14,897             333               (1)          15,229
        Other equity securities                                         2,050             286              (16)           2,320
                                                                     --------        --------         --------         --------

                                                                     $ 34,945        $  2,107         $   (144)        $ 36,908
                                                                     ========        ========         ========         ========
     Securities held-to-maturity
        U.S. government agencies                                     $  4,402        $    131         $     (6)        $  4,527
        Mortgage-backed securities                                     41,347           1,252              (30)          42,569
        Collateralized mortgage obligations                            10,518              33              (98)          10,453
                                                                     --------        --------         --------         --------

                                                                     $ 56,267        $  1,416         $   (134)        $ 57,549
                                                                     ========        ========         ========         ========

                                                                    ---------------------December 31, 2000----------------------
                                                                                         -----------------
                                                                                      Gross            Gross
                                                                    Amortized      Unrealized        Unrealized         Fair
                                                                       Cost           Gains           (Losses)          Value
                                                                     --------        --------         --------         --------
     Securities available-for-sale
        U.S. government agencies                                     $  1,000        $     --         $     (2)        $    998
        FHLMC stock                                                     2,520           1,404               (6)           3,918
        FNMA stock                                                      5,494              22               --            5,516
        Mortgage-backed securities                                      3,984             112               --            4,096
        Collateralized mortgage obligations                            22,369              78             (187)          22,260
        Other equity securities                                           473              44               (3)             514
                                                                     --------        --------         --------         --------

                                                                     $ 35,840        $  1,660         $   (198)        $ 37,302
                                                                     ========        ========         ========         ========
     Securities held-to-maturity
        U.S. government agencies                                     $ 14,802        $     77         $   (256)        $ 14,623
        Mortgage-backed securities                                     34,181             617              (90)          34,708
        Collateralized mortgage obligations                             5,916              20              (37)           5,899
                                                                     --------        --------         --------         --------

                                                                     $ 54,899        $    714         $   (383)        $ 55,230
                                                                     ========        ========         ========         ========

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             28.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 3 - SECURITIES (Continued)

The amortized cost and estimated market value of debt securities at December 31, 2001 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                         ----Held-to-Maturity----   ----Available-for-Sale----
                                                                             ----------------           ------------------
                                                                          Amortized        Fair         Amortized        Fair
                                                                             Cost          Value          Cost           Value
                                                                           -------        -------        -------        -------
     Due after one year through five years                                 $ 1,400        $ 1,402        $    --        $    --
     Due after five years through ten years                                  3,002          3,125             --             --
                                                                           -------        -------        -------        -------
                                                                             4,402          4,527             --             --

     FHLMC stock                                                                --             --          7,520          8,849
     FNMA stock                                                                 --             --          5,494          5,368
     Mortgage-backed securities and collateralized
       mortgage obligations                                                 51,865         53,022         19,881         20,371
     Other equity securities                                                    --             --          2,050          2,320
                                                                           -------        -------        -------        -------

                                                                           $56,267        $57,549        $34,945        $36,908
                                                                           =======        =======        =======        =======

Sales of securities available-for-sale are summarized as follows:

                                                For the Year Ended
                                     --------------December 31,---------------
                                                   -----------
                                         2001          2000          1999
                                         ----          ----          ----

     Proceeds                          $ 2,347       $ 3,712       $ 2,839
     Gross realized gains                  284           115           157
     Gross realized losses                  (4)         (145)          (94)

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             29.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 4 - LOANS RECEIVABLE

Loans receivable consist of the following:
                                                  ---------December 31,--------
                                                           -----------
                                                       2001            2000
                                                       ----            ----
     First mortgage loans
         Secured by one-to-four-family residences   $  114,013    $  123,016
         Secured by multi-family                        27,330        24,430
         Secured by commercial real estate                 379           430
                                                    ----------    ----------
                                                       141,722       147,876
         Less net deferred loan origination costs         (868)         (913)
                                                    ----------    ----------
              Total first mortgage loans               142,590       148,789

     Consumer and other loans
         Home equity loans                               5,952         6,137
         Loans on deposits                                  78           150
         Automobile loans                                  227           358
                                                    ----------    ----------
              Total consumer and other loans             6,257         6,645
         Less allowance for loan losses                    969           969
                                                    ----------    ----------

                                                    $  147,878    $  154,465
                                                    ==========    ==========

There were no impaired loans at December 31, 2001 or December 31, 2000.

Nonaccrual and renegotiated loans totaled approximately $588,000 and $212,000 at December 31, 2001 and 2000, respectively. The approximate amounts of interest income that would have been recorded under the original terms of such loans and the interest income actually recognized were not material.

The Corporation is not committed to lend additional funds to debtors whose loans have been modified.

In the normal course of business, loans are made to executive officers, directors, and principal stockholders of the Corporation and its subsidiaries and to parties which the Corporation or its directors, executive officers, and stockholders have the ability to significantly influence (related parties). Changes in such loans during the year ended December 31, 2001 follow:

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             30.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 4 - LOANS RECEIVABLE (Continued)

     Balance at December 31, 2000                                  $ 1,296
     New loans, extensions, and modifications                          125
     Repayments                                                        (59)
                                                                   -------

     Balance at December 31, 2001                                  $ 1,362
                                                                   =======

The Corporation's lending activities have been concentrated primarily in Cook County, Illinois, where its main office is located. The largest portion of the Corporation's loans are originated for the purpose of enabling borrowers to purchase residential real estate property secured by first liens on such property. At December 31, 2001, approximately 77% of the Corporation's loans were secured by owner-occupied, one-to-four-family residential property. The Corporation requires collateral on all loans and generally maintains loan-to-value ratios of 80% or less.

Activity in the allowance for loan losses is summarized as follows:

                                                     For the Year Ended
                                                --------December 31,-------
                                                        -----------
                                                  2001     2000      1999
                                                -------   -------   -------

     Balance at beginning of year               $   969   $   795   $   775
     Allowance acquired                              --       174        --
     Provision charged to income                     --        --        20
     Charge-offs                                     --        --        --
                                                -------   -------   -------

                                                $   969   $   969   $   795
                                                =======   =======   =======


NOTE 5 - LOAN SERVICING

The following summarizes the secondary mortgage market activities:

                                                 Year Ended December 31,
                                             ------------------------------
                                               2001       2000       1999
                                             --------   --------   --------

     Proceeds from sale of mortgage loans    $ 15,137   $ 11,070   $     --
                                             ========   ========   ========

     Gain on sale of mortgage loans          $    172   $    196   $     --
                                             ========   ========   ========

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             31.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 5 - LOAN SERVICING (Continued)

The Corporation sells mortgage loans with servicing retained to the Federal Home Loan Mortgage Corporation (FHLMC) and the Illinois Housing Development Authority
(IHDA). Mortgage loans serviced for others are not included in the accompanying consolidated balance sheet. As part of the acquisition of Midwest Savings Bank during 2000, approximately $20 million of loans serviced for others were acquired. These loans were sold to the FHLMC, IHDA, and the City of Bolingbrook. The unpaid principal balances of these loans are summarized as follows:

                                                         December 31,
                                                         -----------
                                                  2001       2000       1999
                                                --------   --------   --------
     Federal Home Loan Mortgage Corporation     $ 33,864   $ 24,881   $  1,864
     IHDA                                         14,646     13,065        753
     Bolingbrook                                     409        531         --
                                                --------   --------   --------

                                                $ 48,919   $ 38,477   $  2,617
                                                ========   ========   ========

Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $327,000, $260,000, and $69,000 at December 31, 2001, 2000, and 1999, respectively.

Following is an analysis of the changes in originated mortgage servicing rights:

                                                      December 31,
                                                      -----------
                                              2001        2000       1999
                                            --------    --------   --------
     Balance at beginning of year           $     89    $     --   $     --
     Originated mortgage servicing rights        134          89         --
     Amortization                                (24)         --         --
                                            --------    --------   --------

                                            $    199    $     89   $     --
                                            ========    ========   ========

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             32.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment consists of the following at:

                                                    ------December 31,----
                                                          -----------
                                                       2001         2000
                                                    ---------    ---------

     Land                                           $   1,040    $   1,040
     Building and landscaping                           3,179        3,008
     Leasehold improvements                               102          171
     Furniture, fixtures, and equipment                 1,025        1,142
                                                    ---------    ---------
         Total cost                                     5,346        5,361

     Accumulated depreciation                          (1,642)      (1,588)
                                                    ---------    ---------

                                                    $   3,704    $   3,773
                                                    =========    =========


NOTE 7 - DEPOSITS

Certificate  of  deposit  accounts  with  balances   $100,000  or  more  totaled
$9,297,000 and $8,125,000 at December 31, 2001 and 2000, respectively. Deposits greater than $100,000 are not insured.

At December 31, 2001, scheduled maturities of certificates of deposit are as follows:

              2002                                          $    72,143
              2003                                                9,619
              2004                                                2,927
              2005                                                1,726
              2006 and thereafter                                   703
                                                            -----------

                                                            $    87,118
                                                            ===========

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             33.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 8 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank are summarized as follows:

                                                                      December 31,
                                                                      ------------
                                               -----------2001------------   ------------2000-----------
                                                          ----                           ----
                                                 Weighted                       Weighted
                                                 Average                        Average
                                                  Rate           Amount          Rate           Amount
                                               ----------      ----------     ----------      ----------
     Advances from the Federal
       Home Loan Bank due
          2001                                         --%     $       --           6.47%     $    4,000
          2003                                       6.28           7,000           6.28           7,000
          2004                                       5.54           6,400           5.69           4,000
          2005                                       5.76          13,000           6.20           8,000
          2006                                       5.36           6,850             --              --
          2007                                       4.35           3,735             --              --
          2008                                       4.95          18,000           4.95          18,000
          2010                                       6.37          14,000           6.37          14,000
          Open line                                    --              --           6.79          14,450
                                                               ----------                     ----------

              Total                                  5.59%     $   68,985           6.02%     $   69,450
                                                               ==========                     ==========

At December 31, 2001, $51.0 million of the FHLB advances have various call provisions including semi-annual and annual call dates. The Corporation will incur a penalty if the advances are repaid prior to their maturity dates.

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

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             34.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 9 - NOTE PAYABLE

At year end, the Corporation had the following notes payable outstanding:

                                                                                           2001          2000
                                                                                           ----          ----
       Revolving  line of credit;  one year term maturing  March 5;
       variable rate at three-month LIBOR plus 1.75% (5.22% - 2001;
       8.40% - 2000); interest due  quarterly, principal at maturity.                  $    4,250    $    5,250

       Term  note;  maturing  March 5,  2002;  fixed rate at 6.95%;
       principal and interest due quarterly.                                                1,550           --
                                                                                       ----------    ---------

                                                                                       $    5,800    $    5,250
                                                                                       ==========    ==========

The notes are secured by 100% of the Bank's outstanding common stock. In March 2000, the Corporation used the line to finance the repurchase of common stock in the Dutch auction tender offer and has since used the line for additional repurchases of the Corporation's stock. Among other restrictions, under the debt agreement with LaSalle, the Bank must remain well capitalized. The Corporation was in compliance with the financial covenants at December 31, 2001.


NOTE 10 - INCOME TAXES

An analysis of the provision for income taxes consists of the following:

                                                For the Year Ended
                                         -----------December 31,------------
                                                    -----------
                                           2001         2000         1999
                                         --------     --------     --------
     Current
         Federal                         $    610     $    650     $    755
         State                                 53           --          120
     Deferred                                 343          333          183
                                         --------     --------     --------

                                         $  1,006     $    983     $  1,058
                                         ========     ========     ========

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             35.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 10 - INCOME TAXES (Continued)

The provision for income taxes differs from that computed at the statutory corporate tax rate as follows:

                                                  ----------------------For the Year Ended December 31,-----------------------
                                                  ---------2001----------     ---------2000---------    ---------1999---------
     Provision for federal
       income taxes computed
       at statutory rate of 34%                   $   1,012          34.0%    $     959         34.0%   $     951         34.0%
     State income taxes,
       net of federal tax
       effect and other                                  (6)          (.2)           24           .9          107          3.9
                                                  ---------     ---------     ---------    ---------    ---------    ---------

                                                  $   1,006          33.8%    $     983         34.9%   $   1,058         37.9%
                                                  =========     =========     =========    =========    =========    =========

Deferred tax assets (liabilities) are comprised of the following:

                                                                            -------December 31,-------
                                                                                   -----------
                                                                               2001            2000
                                                                            ----------      ----------
     Contributions                                                          $      136      $      220
     Loans, principally due to allowance for loan losses                           330             306
     Net operating loss carryforwards acquired                                     276             396
     Other                                                                          22              29
                                                                            ----------      ----------
         Total deferred tax assets                                                 764             951

     Unrealized gain on securities available-for-sale                             (765)           (570)
     Purchase accounting adjustments                                              (111)           (120)
     Depreciation                                                                  (98)            (97)
     Federal Home Loan Bank stock dividends                                       (241)           (145)
     Deferred loan fees                                                           (347)           (358)
     Other                                                                        (129)            (50)
                                                                            ----------      ----------
         Total deferred tax liabilities                                         (1,691)         (1,340)
                                                                            ----------      ----------

              Net deferred tax liabilities                                  $     (927)     $     (389)
                                                                            ==========      ==========

The federal net operating loss carryforward of approximately $812,000 expires from 2010 through 2019.

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             36.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 10 - INCOME TAXES (Continued)

The Bank has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts that differs from the provision charged to income on the financial statements. Retained earnings at December 31, 2001 and 2000 include approximately $3,781,000, for which no deferred federal income tax liability has been recorded.


NOTE 11 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators for earnings per share computations for 2001, 2000, and 1999 is presented below.

                                                                       2001              2000              1999
                                                                   ------------      ------------      ------------
     Basic earnings per share

        Net income available to common stockholders                $      1,970      $      1,839      $      1,740
                                                                   ============      ============      ============
        Weighted average common shares outstanding                      903,450         1,048,587         1,503,112
                                                                   ============      ============      ============

           Basic earnings per share                                $       2.18      $       1.75      $       1.16
                                                                   ============      ============      ============

     Earnings per share assuming dilution
        Net income available to common stockholders                $      1,970      $      1,839      $      1,740
                                                                   ============      ============      ============

        Weighted average common shares outstanding                      903,450         1,048,587         1,503,112
        Add dilutive effect of assumed exercises:
           Incentive stock options                                        2,622                --                --
           Stock awards                                                  27,527                --                --
                                                                   ------------      ------------      ------------
        Weighted average common and dilutive
          potential common shares outstanding                           933,599         1,048,587         1,503,112
                                                                   ============      ============      ============

           Diluted earnings per share                              $       2.11      $       1.75      $       1.16
                                                                   ============      ============      ============


NOTE 12 - EMPLOYEE BENEFIT PLANS

An employee profit sharing plan was approved by the Board of Directors effective January 1, 1985. The plan covers employees having over one year of service (one thousand working hours) and who are at least 21 years of age. Contributions to the profit sharing plan are determined and approved annually by the Corporation's Board of Directors. There were no contributions for the years ended December 31, 2001, 2000, and 1999.

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             37.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 12 - EMPLOYEE BENEFIT PLANS (Continued)

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

During 2001, 2000, and 1999, 16,611 shares of stock with an average fair value of $21.96, $14.99, and $13.75 per share, respectively, were committed to be released, resulting in ESOP compensation expense of $365,000, $249,000, and $228,000, respectively. Shares held by the ESOP at December 31 are as follows:

                                                                     2001             2000             1999
                                                                 ------------     ------------     ------------
     Allocated shares                                                  83,054           66,443           49,832
     Unallocated shares                                                83,052           99,663          116,274
                                                                 ------------     ------------     ------------

        Total ESOP shares                                             166,106          166,106          166,106
                                                                 ============     ============     ============

        Fair value of unallocated shares                         $      2,139     $      1,689     $      1,642
                                                                 ============     ============     ============

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

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             38.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 12 - EMPLOYEE BENEFIT PLANS (Continued)

A summary of the status of the Corporation's stock option plan and changes during the years ended are presented below:

                                                     ---------2001---------    ---------2000---------    ---------1999---------
                                                              ----                      ----                      ----
                                                                 Weighted-                 Weighted-                Weighted-
                                                                  Average                   Average                  Average
                                                                  Exercise                  Exercise                 Exercise
                                                      Shares        Price       Shares        Price       Shares       Price
                                                     ---------    ---------    ---------    ---------    ---------    ---------
     Outstanding
       at beginning of year                            186,716    $   17.17      186,716    $   17.17      182,716    $   17.24
     Granted                                                --           --           --           --        4,000        13.88
     Exercised                                              --           --           --           --           --           --
     Forfeited                                              --           --           --           --           --           --
                                                     ---------    ---------    ---------    ---------    ---------    ---------

     Outstanding
       at end of year                                  186,716    $   17.17      186,716    $   17.17      186,716    $   17.17
                                                     =========    =========    =========    =========    =========    =========


                                                          2001             2000           1999
                                                          ----             ----           ----
     Options exercisable at end of year                  147,776          110,432           73,088
     Weighted-average fair value of
       options granted during year                            --               --            $2.93
     Average remaining option term                     5.9 years        6.9 years        7.9 years

The Corporation applies APB Opinion 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized at the date of grant. Had compensation cost been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the Corporation's net income and earnings per share would have been reduced to the pro forma amounts in the table below. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period.

                                                            2001          2000          1999
                                                            ----          ----          ----
     Net income as reported                              $  1,970      $  1,839      $  1,740
     Pro forma net income                                   1,762         1,631         1,614
     Earnings per share as reported
         Basic                                               2.18          1.75          1.16
         Diluted                                             2.11          1.75          1.16
     Pro forma earnings per share
         Basic                                               1.95          1.56          1.07
         Diluted                                             1.89          1.56          1.07

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             39.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 12 - EMPLOYEE BENEFIT PLANS (Continued)

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

In connection with the conversion to stock ownership, the Corporation adopted a Management Recognition and Retention Plan (MRP). In 1999, the Corporation contributed $1.4 million, which allowed the MRP to acquire 83,053 shares of common stock of the Corporation, at an average cost of $17.25 per share, to be awarded to directors and key employees. These shares vest over a five-year period. The unamortized cost of shares not yet earned (vested) is reported as a reduction of stockholders' equity. MRP compensation expense totaled $246,000, $269,000, and $261,000 for the years ended December 31, 2001, 2000, and 1999, respectively. During 2000, 453,490 shares of stock of the Corporation were reacquired of which 83,053 were allocated to the MRP.


NOTE 13 - TREASURY STOCK

An analysis of changes in the number of shares of treasury stock outstanding follows:

                                                         2001               2000               1999
                                                     ------------       ------------       ------------
     Balance at January 1                               1,036,639            457,762            287,384
     Treasury stock purchases                              26,500            578,877            170,378
                                                     ------------       ------------       ------------

         Balance at December 31                         1,063,139          1,036,639            457,762
                                                     ============       ============       ============

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             40.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 14 - REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet capital requirements can initiate regulatory action.

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

At year end, actual capital levels of the Bank and minimum required levels were:

                                                                                                              Minimum Required
                                                                                                                 to Be Well
                                                                                      Minimum Required          Capitalized
                                                                                        for Capital         Under Prompt Corrective
                                                                  Actual             Adequacy Purposes        Action Regulations
                                                                  ------             -----------------        ------------------
                                                           Amount        Ratio      Amount        Ratio      Amount        Ratio
                                                           ------        -----      ------        -----      ------        -----
2001
    Total capital (to risk-
      weighted assets)                                  $  22,042        16.6%   $  10,645         8.0%   $  13,306        10.0%
    Tier 1 (core) capital (to risk-
      weighted assets)                                     20,532        15.4        5,322         4.0        7,983         6.0
    Tier 1 (core) capital (to adjusted
      total assets)                                        20,532         7.2       11,343         4.0       14,179         5.0
    Tangible capital (to tangible assets)                  20,532         7.2        4,254         1.5          N/A         N/A

2000
    Total capital (to risk-
      weighted assets)                                  $  21,144        16.8%   $  10,085         8.0%   $  12,607        10.0%
    Tier 1 (core) capital (to risk-
      weighted assets)                                     19,746        15.7        5,043         4.0        7,564         6.0
    Tier 1 (core) capital (to adjusted
      total assets)                                        19,746         7.2       10,970         4.0       13,713         5.0
    Tangible capital (to tangible assets)                  19,746         7.2        4,114         1.5           NA          NA

At December 31, 2001, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             41.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 14 - REGULATORY MATTERS (Continued)

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

NOTE 15 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

                                                                      2001             2000            1999
                                                                   ----------       ----------      ----------
     Unrealized holding gains and losses on
       securities available-for-sale                               $      781       $      704      $     (984)
     Reclassification adjustments for (gains)
       and losses recognized in income                                   (280)              30             (63)
                                                                   ----------       ----------      ----------
     Net unrealized gains and (losses)                                    501              734          (1,047)
     Tax effect                                                           195              286            (409)
                                                                   ----------       ----------      ----------

     Other comprehensive income                                    $      306       $      448      $     (638)
                                                                   ==========       ==========      ==========

NOTE 16 - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

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

                                                                                 Contract Amount
                                                                                  December 31,
                                                                              2001            2000
                                                                              ----            ----
     Financial instruments whose contract amounts represent
       credit risk
     Commitments to extend credit, including loans in process              $    3,136     $    1,801
     Unused lines of credit                                                     2,893          2,296


--------------------------------------------------------------------------------
                                  (Continued)


                                                                             42.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 16 - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK
  (Continued)

At December 31, 2001 and 2000, fixed rate commitments to extend credit, including loans in process, consisted of $3,136,000 and $1,582,000, respectively. The fixed rate commitments at December 31, 2001 are due to expire within 1 to 60 days of issuance and have rates ranging from 6.00% to 7.50%.

Financial instruments that potentially subject the Corporation to concentrations of credit risk include interest-bearing deposit accounts in other financial institutions and loans. At December 31, 2001 and 2000, the Corporation had deposit accounts with balances totaling approximately $23,786,000 and $13,094,000, respectively, at the Federal Home Loan Bank of Chicago. Concentrations of loans are described in Note 4.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

At December 31, 2001 and 2000, the Corporation was obligated under noncancelable operating leases for office space. Net rent expenses under operating leases, including the proportionate share of taxes, insurance, and maintenance costs, were approximately $132,000, $111,000, and $85,000 for the years ended December 31, 2001, 2000, and 1999, respectively. The lease for the Oak Lawn branch expires April 1, 2002. The lease for the Chicago branch expires on July 1, 2002. The lease for the Bolingbrook branch expires in December 2002. Projected minimum rental payments under the terms of the leases, not including taxes, insurance, and maintenance, is $69,000 for 2002.

NOTE 18 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The   approximate   carrying  amount  and  estimated  fair  value  of  financial instruments consist of the following:

                                                         --------December 31, 2001---- -------December 31, 2000----
                                                          Approximate                  Approximate
                                                           Carrying      Estimated       Carrying         Estimated
                                                            Amount      Fair Value        Amount         Fair Value
                                                         ----------     -----------     -----------      ----------
     Financial Assets
        Cash and cash equivalents                        $   28,157      $   28,157      $   18,504      $   18,504
        Securities                                           93,175          94,457          92,201          92,532
        Loans held for sale                                   8,595           8,595             356             356
        Loans receivable, net                               147,878         147,383         154,465         154,393
        Federal Home Loan Bank stock                          3,745           3,745           3,497           3,497
        Accrued interest receivable                           1,216           1,216           1,495           1,495

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             43.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 18 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

                                                        -----December 31, 2001----    -----December 31, 2000----
                                                             -----------------             -----------------
                                                          Approximate                  Approximate
                                                           Carrying      Estimated      Carrying       Estimated
                                                            Amount      Fair Value       Amount       Fair Value
                                                            ------      ----------       ------       ----------
     Financial Liabilities
        Demand deposits                                  $  (37,190)   $  (37,190)    $  (34,337)    $  (34,337)
        Savings deposits                                    (65,148)      (65,148)       (59,833)       (59,833)
        Time deposits                                       (87,118)      (88,179)       (85,254)       (85,485)
        Advances from Federal Home Loan Bank                (68,985)      (69,930)       (69,450)       (69,216)
        Note payable                                         (5,800)       (5,804)        (5,250)        (5,250)
        Advance payments by borrowers for taxes
          and insurance                                      (1,551)       (1,551)        (1,629)        (1,629)
        Accrued interest payable                               (515)         (515)          (632)          (632)

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair values of loans held for sale are based on market quotes. Fair value of debt is based on current rates for similar financing.

While the above estimates are based on management's judgment of the most appropriate factors, there is no assurance that if the Corporation disposed of these items on December 31, 2001 or 2000, the fair values would have been achieved, because the market values may differ depending on the circumstances. The estimated fair values at December 31, 2001 and 2000 should not necessarily be considered to apply at subsequent dates.

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             44.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 19 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed statements of financial condition,  statements
of  income,   and  statements  of  cash  flows  for  Hemlock  Federal  Financial
Corporation.

                   CONDENSED STATEMENTS OF FINANCIAL CONDITION
                           December 31, 2001 and 2000

                                                              2001       2000
                                                           ---------   ---------
ASSETS
Cash and cash equivalents                                  $     448   $     251
Securities available-for-sale                                  2,320         426
ESOP loan                                                        831         997
Investment in bank subsidiary                                 23,061      22,271
Accrued interest receivable and other assets                      76         436
                                                           ---------   ---------

                                                           $  26,736   $  24,381
                                                           =========   =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Note payable                                               $   5,800   $   5,250
Accrued expenses and other liabilities                            62          28
Stockholders' equity                                          20,874      19,103
                                                           ---------   ---------

                                                           $  26,736   $  24,381
                                                           =========   =========

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             45.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 19 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                         CONDENSED STATEMENTS OF INCOME
              For the years ended December 31, 2001, 2000, and 1999

                                                               2001             2000             1999
                                                            ----------       ----------       ----------
Income
     Dividends from bank subsidiary                         $    2,000       $    3,010       $    3,000
     Interest income                                               132              140              148
     Net gain (loss) on sale of securities                         265              (24)             (23)
                                                            ----------       ----------       ----------
         Total income                                            2,397            3,126            3,125

Expense
     Interest expense                                              384              289               --
     Other expenses                                                124              203              118
                                                            ----------       ----------       ----------
                                                                   508              492              118

Income before income taxes and equity in
  undistributed earnings of bank subsidiary                      1,889            2,634            3,007

Income tax expense (benefit)                                       (57)            (152)              (2)
                                                            ----------       ----------       ----------


Income before equity in undistributed
  earnings of bank subsidiary                                    1,946            2,786            3,009

     Equity in undistributed (overdistributed)
       earnings of bank subsidiary                                  24             (947)          (1,269)
                                                            ----------       ----------       ----------


Net income                                                  $    1,970       $    1,839       $    1,740
                                                            ==========       ==========       ==========

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             46.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 19 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
              For the years ended December 31, 2001, 2000, and 1999

                                                                               2001           2000           1999
                                                                            ----------     ----------     ----------
Operating activities
    Net income                                                              $    1,970     $    1,839     $    1,740
    Adjustments to reconcile net income to net cash provided
      by operating activities
       Amortization of discounts and premiums on securities, net                    --             --             (7)
       Equity in undistributed earnings of bank subsidiary                         (24)           947          1,269
       Net (gain) loss on sale of securities                                      (265)            24             23
       Change in
          Other assets                                                             268           (200)           105
          Other liabilities                                                         34           (192)          (268)
                                                                            ----------     ----------     ----------
              Net cash from operating activities                                 1,983          2,418          2,862

Investing activities
    Purchase of securities available-for-sale                                   (3,200)            --         (1,092)
    Proceeds from maturities and calls of securities                                --             --          1,173
    Proceeds from sales of securities                                            1,807            431            750
    Payment received on loan to ESOP                                               166            166            166
                                                                            ----------     ----------     ----------
       Net cash from investing activities                                       (1,227)           597            997

Financing activities
    Proceeds from note payable                                                     550          5,250             --
    Purchase of treasury stock                                                    (551)        (8,856)        (2,364)
    Dividends paid                                                                (558)          (567)          (658)
                                                                            ----------     ----------     ----------
       Net cash from financing activities                                         (559)        (4,173)        (3,022)
                                                                            ----------     ----------     ----------

Net change in cash and cash equivalents                                            197         (1,158)           837

Cash and cash equivalents at beginning of year                                     251          1,409            572
                                                                            ----------     ----------     ----------

Cash and cash equivalents at end of year                                    $      448     $      251     $    1,409
                                                                            ==========     ==========     ==========

--------------------------------------------------------------------------------
                                  (Continued)


                                                                             47.

              HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2001, 2000, and 1999
    (Table amounts in thousands of dollars, except share and per share data)

--------------------------------------------------------------------------------


NOTE 20 - QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                        Net                           Earnings           Earnings
                                     Interest        Interest          Net            Per Share          Per Share
                                      Income          Income         Income            Basic (a)        Diluted (a)
                                      ------          ------         ------            ---------        -----------
2001
     First quarter                 $    4,679      $    1,945      $      492         $      .54         $      .54
     Second quarter                     4,596           1,923             485                .54                .52
     Third quarter                      4,533           1,899             489                .54                .52
     Fourth quarter                     4,173           1,721             504                .56                .53

2000
     First quarter                 $    3,800      $    1,770      $      472         $      .35         $      .35
     Second quarter                     4,147           1,835             381                .38                .38
     Third quarter                      4,747           1,872             401                .42                .42
     Fourth quarter                     4,900           1,962             585(b)             .63(b)             .63(b)

(a) Earnings per share for the quarters and full years have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period.

(b) Net income and earnings per share in the fourth quarter of 2000 were affected by a gain on the sale of $11.0 million of loans receivable. The net effect of this item was to increase net income by $120,000 and earnings per share by $.13.

--------------------------------------------------------------------------------

                                                                             48.

                      HEMLOCK FEDERAL FINANCIAL CORPORATION
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

     The Annual Meeting of Stockholders will be held at10:30 a.m. Oak Forest, Illinois time, on May 1, 2002 at the main office of the Company located at 5700 West 159th Street, Oak Forest, Illinois 60452.

STOCK LISTING

     Hemlock Federal Financial Corporation common stock is traded on the National Association of Securities Dealers, Inc. National Market under the symbol "HMLK."

PRICE RANGE OF COMMON STOCK

                                 HIGH            LOW          DIVIDENDS
    FISCAL 1999
First Quarter                  $13.750         $12.625          $.09
Second Quarter                 $14.000         $13.000          $.09
Third Quarter                  $14.250         $13.500          $.10
Fourth Quarter                 $14.500         $12.875          $.10

    FISCAL 2000
First Quarter                  $15.375         $10.875          $.11
Second Quarter                 $15.563         $12.750          $.11
Third Quarter                  $16.188         $14.813          $.12
Fourth Quarter                 $17.000         $15.375          $.12

    FISCAL 2001
First Quarter                  $19.625         $16.500          $.13
Second Quarter                 $21.125         $18.250          $.13
Third Quarter                  $23.170         $20.700          $.14
Fourth Quarter                 $25.750         $22.000          $.14

The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ"). The common stock began trading on March 31, 1997. The average of the bid and asked prices of Hemlock Federal Financial Corporation's common stock on March 22, 2002 was $24.35.

At March 22, 2002 there were 973,186 shares of Hemlock Federal Financial Corporation common stock outstanding (including unallocated ESOP shares) and there were 485 holders of record.

STOCKHOLDERS AND GENERAL INQUIRIES              TRANSFER AGENT

Rosanne M. Belczak                              Registrar and Transfer Co.
Hemlock Federal Financial Corporation           10 Commerce Drive
5700 West 159th Street                          Cranford, NJ  07016
Oak Forest, Illinois 60422                      1-(800) 368-5948
(708) 687-9400
www.hemlockbank.com

ANNUAL AND OTHER REPORTS

     A copy of Hemlock Federal Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Rosanne M. Belczak, Hemlock Federal Financial Corporation, 5700 West 159th Street, Oak Forest, Illinois 60452.

                      HEMLOCK FEDERAL FINANCIAL CORPORATION
                              CORPORATE INFORMATION

Hemlock Federal Financial Corporation            Hemlock Federal Bank
Board of Directors                               Officers

Maureen G. Partynski, Chairman                   Maureen G. Partynski
Michael R. Stevens                                 Chairman and CEO
Rosanne M. Pastorek-Belczak, Secretary           Michael R. Stevens
Kenneth J. Bazarnik                                President
Frank A. Bucz                                    Jean M. Thornton
G. Gerald Schiera                                  Vice-President, Controller
Donald L. Manprisio                              Neil Christensen
                                                   Vice-President, Lending
                                                 Rosanne M. Belczak
                                                   Vice-President, Secretary
                                                 Rhonda Nisbet
                                                   Vice-President, Operations

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

www.hemlockbank.com

Independent Auditors                             Special Counsel

Crowe, Chizek and Company LLP                    Silver, Freedman & Taff, L.L.P.
One Mid America Plaza                            1700 Wisconsin Avenue, N.W.
Oak Brook, Illinois  60552                       Washington, D.C.  20007

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