Form 10-K, Exhibit 13
period 2002-12-31
HEMLOCK FEDERAL FINANCIAL CORP
filed 2003-03-28
CIK 1029654

2002 ANNUAL REPORT

[LOGO]

HEMLOCK FEDERAL FINANCIAL CORPORATION

TABLE OF CONTENTS

Chairman's Message	1
Selected Consolidated Financial Information	3
Management's Discussion and Analysis of Financial Condition and Results of Operations	5
Consolidated Financial Statements	18
Stockholder Information	50
Corporate Information	51

FROM YOUR CHAIRMAN & PRESIDENT

Dear Shareholder,

We are pleased to deliver another year of earnings growth and price appreciation to you. In a year in which investors experienced yet another dramatic decline in the overall market, Hemlock investors experienced a fourth consecutive year of positive returns. The dividend-adjusted total return for Hemlock Federal Financial Corporation was 7.18%, as compared to a 22.1% decrease in the S&P 500 index. Financial highlights for the year 2002 include:

Net income for the year ended December 31, 2002 increased to $2.1 million, compared to $2.0 million for the previous year.

Basic earnings per share increased to $2.31 for the twelve months ended December 31, 2002, compared to $2.18 per share for the previous year.

Return on Equity decreased slightly to 9.78% for the past twelve months from 9.83% for the same period one year ago.

Book value per share outstanding increased to$22.17 as of December 31, 2002, up from $20.61 as of December 31, 2001.

In addition, The Board of Directors authorized dividend payments totaling $.60 per share during 2002, an increase of 11% from the prior year.

Our branch network stands at six full service facilities. In December 2002, we relocated our Bolingbrook branch office from a leased building to a newly constructed full service facility. We have already experienced considerable deposit growth at this new location. We continue to focus on growth in deposits and loan products through cross-selling opportunities to our existing customer base, as well as direct marketing channels and community relationships. These efforts resulted in an increase of $12.3 million in total deposits to a historic high of $201.7 million.

The dramatic decrease in interest rates in 2002 resulted in high levels of refinancing throughout the year. We had mortgage loan originations of $45.2 million in 2002, generating fee income from both originations and servicing in 2002.

The Hemlock Federal Investment Center continues to gain new clients. A superior sales effort resulted in increased fee income obtained from the sale of non-deposit investment products purchased primarily with funds from outside the bank. This effort minimizes the impact of Investment Center sales on our existing deposit base.

Our Internet branch has had more than 750 customers sign up to utilize our on line services. Our web site enables our customers to perform a variety of transactions on their accounts, and offers a variety of information on bank products and services. We are particularly proud of our site, and encourage you to visit it at www.hemlockbank.com.

Our goals for 2003 include our conversion to a new data processing system that will enhance our capabilities to serve our customers in a cost effective manner.

In a year in which many investors suffered significantly due to the scandalous and disgraceful behavior of the leaders of certain public companies, the Board of Directors and Management of Hemlock Federal Financial reaffirm our philosophies. Our intention is to continue to manage the Corporation in a manner denoting integrity while striving to enhance shareholder value. Our degree of commitment is measured not only by our adherence to the rules and regulations under which we are governed and the positive earnings growth over the years, but also by our values. For almost 100 years, Hemlock Federal has operated in a sound financial manner, and we will continue to do so. Thank you for your support.

/s/ Maureen G. Partynski Maureen G. Partynski Chairman and CEO /s/ Michael R. Stevens Michael R. Stevens President

SELECTED CONSOLIDATED FINANCIAL INFORMATION
	At December 31,
	2002	2001	2000	1999	1998
	(Dollars in Thousands)
Selected Financial Condition Data:

Total assets	$316,161	$289,244	$276,663	$228,457	$204,424
Cash and cash equivalents	28,204	28,715	18,504	9,813	6,036
Loans receivable, net(1)	147,436	147,878	154,821	116,998	101,977
Loans held for sale	---	8,595	---	---	---
Mortgage-backed securities:
Held-to-maturity	72,297	51,865	40,097	45,315	52,516
Available-for-sale	23,788	20,371	26,356	27,748	26,682
Securities:
Held-to-maturity	5,147	4,402	14,802	15,811	6,101
Available-for-sale	16,097	16,537	10,946	5,234	3,831
FHLB stock	10,136	3,745	3,497	2,325	1,850
Notes payable	6,350	5,800	5,250	---	---
Deposits	201,725	189,456	179,424	150,576	143,149
FHLB advances	82,710	68,985	69,450	49,500	31,000
Stockholders' equity	21,484	20,874	19,103	25,721	27,206

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(Dollars in Thousands)
Selected Operations Data:

Total interest income	$16,292	$17,981	$17,594	$14,074	$12,750
Total interest expense	8,456	10,493	10,155	7,297	6,842
Net interest income	7,836	7,488	7,439	6,777	5,908
Provision for loan losses	---	---	---	20	21
Net interest income after provision for loan losses	7,836	7,488	7,439	6,757	5,887
Fees and service charges	736	842	567	500	573
Gain (loss) on sales of securities	571	280	(30)	63	19
Gain on sales of loans	---	172	196	---	---
Other non-interest income	401	298	202	148	117
Total non-interest income	1,708	1,592	935	711	709
Total non-interest expense	6,458	6,104	5,552	4,670	4,085
Income before taxes	3,086	2,976	2,822	2,798	2,511
Provision for income taxes	1,031	1,006	983	1,058	957
Net income	$ 2,055	$1,970	$ 1,839	$ 1,740	$ 1,554

____________________
(1) The allowance for loan losses at December 31, 2002, 2001, 2000, 1999 and 1998 was $969,000, $969,000, $969,000, $795,000 and $775,000, respectively.

	Year Ended December 31,
	2002	2001	2000	1999	1998
Selected Financial Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.68%	0.71%	0.73%	0.82%	0.80%
Return on equity (ratio of net income to average equity)(1)	9.78	9.83	9.04	6.56	5.33
Interest rate spread information:
Average during period	2.59	2.63	2.83	2.86	2.58
End of period	2.60	2.68	2.74	2.86	2.58
Net interest margin(2)	2.72	2.82	3.09	3.30	3.17
Ratio of operating expense to average total assets	2.14	2.20	2.21	2.19	2.12
Ratio of average interest-earning assets to average interest-bearing liabilities	104.26	104.80	106.20	112.38	116.16

Asset Quality Ratios:
Non-performing assets to total assets at end of period	0.13	0.20	0.08	0.11	0.06
Allowance for loan losses to non-performing loans	233.49	164.80	457.08	308.14	623.40
Allowance for loan losses to gross loans receivable	0.66	0.62	0.63	0.68	0.75

Capital Ratios:
Stockholders' equity to total assets at end of period	6.80	7.22	6.90	11.26	13.31
Average stockholders' equity to average assets	6.97	7.23	8.11	12.46	15.09

Other data:
Number of full service offices	6	6	6	4	4

________________
(1)     Ratios are exclusive of SFAS 115 valuation.
(2)   Net interest income divided by average interest-earning assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

             Hemlock Federal Financial Corporation (the "Company") is a Delaware corporation. The Company is a savings and loan holding company which has as its wholly owned subsidiary, Hemlock Federal Bank for Savings (the "Bank"). The Company is a financial intermediary engaged primarily in attracting deposits from the general public and using such deposits to originate one-to-four family residential mortgage and, to a lesser extent, multi-family, consumer and other loans primarily in its market area. The Company's revenues are derived principally from interest earned on mortgage-backed and other securities and loans as well as the sale of loans. The operations of the Company are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies, including the OTS and FDIC. The Company's cost of funds is influenced by interest rates on competing investments and general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financings may be offered.

             The Company's net interest income is dependent primarily upon the difference or spread between the average yield earned on securities and loans receivable, net and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The Company, like other savings and loan holding companies, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets. In response to historically low levels of interest rates, including a forty year low in the Federal Funds rate, the Company has decreased its level of interest rate risk as a defensive strategy in anticipation of higher interest rates in 2003. This decision resulted in a lower level of net interest income as cash flows have been redeployed into short term and adjustable rate securities. The impact on net interest income may continue in 2003. In addition, a prolonged economic slowdown may result in a higher level of delinquencies, which may also have a negative impact on the Company's net interest income.

Financial Condition

             Consolidated total assets aggregated $316.2 million as of December 31, 2002, as compared to $289.2 million as of December 31, 2001, an increase of $27.0 million. The increase in total assets is due primarily to an increase in deposits and borrowings which were used to fund an increase of $21.1 million in securities held to maturity, from $56.3 million as of December 31, 2001, to $77.4 million as of December 31, 2002.

             Total liabilities at December 31, 2002 were $294.7 million compared to $268.4 million at December 31, 2001, an increase of $26.3 million. Total deposits increased by $12.2 million, from $189.5 million as of December 31, 2001, to $201.7 million as of December 31, 2002. Federal Home Loan Bank advances increased by $13.7 million, from $69.0 million as of December 31, 2001, to $82.7 million as of December 31, 2002.

             Stockholders' equity at December 31, 2002 was $21.5 million compared to $20.9 million as of December 31, 2001, an increase of $610,000. This increase is due to net income of $2.1 million, partially offset by dividends paid of $590,000, or $.60 per share, as well as the repurchase of 48,000 shares of the Company's common stock at a total cost of $1.2 million.

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

COMPARISON OF OPERATING RESULTS FOR
THE YEARS ENDED DECEMBER 31, 2002 AND 2001

General

             Consolidated net income of the Company for the year ended December 31, 2002 was $2.1 million, as compared to $2.0 million for the year ended December 31, 2001. The increase in net income was primarily attributable to increases in both net interest income and noninterest income. These items were partially offset by an increase in non-interest expense.

Net Interest Income

             Net interest income after provision for loan losses increased by $348,000, to $7.8 million for the year ended December 31, 2002, as compared to $7.5 million for the year ended December 31, 2001. The net interest margin decreased to 2.72% for the year ended December 31, 2002 from 2.82% for the year ended December 31, 2001, primarily as a result of a decrease in the interest rate spread to 2.59% for the year ended December 31, 2002, from 2.63% for the year ended December 31, 2001. The decreases in net interest margin and interest rate spread are primarily the result of the negative impact of refinancing activity on the yield of the Bank's loan portfolio, as well as redeployment of cash flows from long term fixed rate mortgage loans into shorter term securities. This was partially offset by a decrease in the cost of funds.

Interest Income

             Interest income for the year ended December 31, 2002 was $16.3 million compared to $18.0 million for the year ended December 31, 2001. The decrease in interest income was primarily due to a 1.13% decrease in the yield on interest-earning assets, from 6.78% in 2001 to 5.65% in 2002. The decrease in yield was the result of an increase in refinance and prepayment activity in a lower interest rate environment, as well as the redeployment of cash flows into short term securities, which typically have a lower yield than long term fixed rate mortgage loans. This was partially offset by a $23.1 million increase in the average balance of total interest earning assets, consisting primarily of an increase in the average balance of mortgage-backed securities.

Interest Expense

             Interest expense for the year ended December 31, 2002 was $8.5 million compared to $10.5 million for the year ended December 31, 2001. The decrease was primarily the result of a 1.09% decrease in the average cost of funds, from 4.15% in 2001 to 3.06% in 2002, also a result of the lower interest rate environment. This was partially offset by a $23.4 million increase in the average balance of interest-bearing liabilities resulting from increases in both deposits and Federal Home Loan Bank advances.

Provision for Loan Losses

             The Company did not record a provision for loan losses for the year ended December 31, 2002. The allowance was $969,000, equal to 0.66% of total loans and 233.49% of non-performing loans as of December 31, 2002. The company had non-performing assets totaling $415,000 as of December 31, 2002. The amount of the provision and allowance for probable incurred losses on loans is influenced by current economic conditions, actual loss experience, industry trends and other factors, such as adverse economic conditions, including declining real estate values, in the Company's market area. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the Company's allowance for losses on loans. While the Company's actual loss experience in recent years has been minimal, management believes that the substantial growth in the loan portfolio in recent years, including the significant increase in multi-family loans, warrant the current level of the allowance for losses. Management also recognizes that the recent slowdown in the economy increases the need for an allowance level not immediately suggested by past experience. While management believes the existing allowance level is adequate, future adjustment to the allowance may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control.

Non-Interest Income

             Non-interest income increased $116,000 to $1.7 million for the year ended December 31, 2002 compared to non-interest income of $1.6 million for the year ended December 31, 2002. The increase was primarily attributable to a gain on the sale of securities of $571,000 for 2002, as compared to a gain of $280,000 for 2001. In addition, other non-interest income increased to $401,000 for 2002, as compared to $298,000 for 2001, due primarily to income derived from the Bank's investment in bank owned life insurance. This was partially offset by a decrease in the gain on the sale of loans of $172,000 for 2002.

Non-Interest Expense

             Non-interest expense was $6.5 million for the year ended December 31, 2002, as compared to $6.1 million for the year ended December 31, 2001. The increase in non-interest expense was primarily attributable to an increase in benefit-related compensation expense, as well as increases in compensation and marketing expenses associated with the new Bolingbrook branch, which opened in December of 2002.

Provision for Income Taxes

             The Company's federal and state income tax expense increased from $1.00 million for the year ended December 31, 2001 to $1.03 million for the year ended December 31, 2002. The $25,000 increase in income tax was the result of the increase in net income before income taxes of $110,000.

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

Interest Income

             Interest income for the year ended December 31, 2001 was $18.0 million compared to $17.6 million for the year ended December 31, 2000. The $387,000 increase in interest income was primarily the result of a $24.2 million increase in the average balance of interest-earning assets. The average balance of loans receivable increased $18.9 million, the average balance of interest-bearing deposits increased $5.8 million, and the average balance of other-earning assets increased $9.5 million. This was partially offset by a decrease in the average balance of securities of $10.1 million.

The positive impact of the aggregate increase in the average balance of interest-earning assets on interest income was partially offset by a decrease in the yield on total earning assets of 0.52%.

Interest Expense

             Interest expense for the year ended December 31, 2001 was $10.5 million compared to $10.2 million for the year ended December 31, 2000. The increase was primarily the result of a $26.1 million increase in the average balance of interest-bearing liabilities resulting from an increase of $16.9 million in the average balance of total deposits, as well as an increase in the average balance of borrowings of $9.2 million. This was partially offset by a 0.32% decrease in the cost of funds.

Provision for Loan Losses

             The Company did not record a provision for loan losses for the year ended December 31, 2001. The allowance was $969,000, equal to 0.62% of total loans (including loans held for sale) and 164.80% of non-performing loans as of December 31, 2001. The Company had non-performing assets totaling $588,000 as of December 31, 2001. The amount of the provision and allowance for probable incurred losses on loans is influenced by current economic conditions, actual loss experience, industry trends and other factors, such as adverse economic conditions, including declining real estate values, in the Company's market area. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the Company's allowance for losses on loans. While the Company's actual loss experience in recent years has been minimal, management believes that the substantial growth in the loan portfolio in recent years, including the significant increase in multi-family loans, warrants the current level of the allowance for loan losses. Management also recognizes that the recent slowdown in the economy increases the need for an allowance level not immediately suggested by past experience. While management believes the existing allowance level is adequate, future adjustment to the allowance may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control.

Non-Interest Income

             Non-interest income increased $657,000, to $1.6 million for the year ended December 31, 2001. The increase was primarily attributable to gains of $452,000 on the sale of securities and loans for the year ended December 31, 2001, as compared to net gains of $166,000 for the year ended December 31, 2000. In addition, fee and service charge income increased $275,000, to $842,000, while other non-interest income increased $96,000 to $298,000 for the year ended December 31, 2001. The increases in fee and other non-interest income are due primarily to the impact of the acquisition of Midwest Savings Bank, which took place in June 2000, as well as an increase in fees related to an increase in commissions generated through sales by the Company's investment center.

Non-Interest Expense

             Non-interest expense was $6.1 million for the year ended December 31, 2001, and $5.6 million for the year ended December 31, 2000. The $552,000 increase in non-interest expense was primarily attributable to increased costs associated with the addition of the two new branch offices obtained through the Midwest Savings Bank acquisition, which took place in June 2000. The increase in non-interest expense included increases in compensation, building, equipment and data processing expense.

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

	Year Ended December 31,
	2002			2001			2000
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in Thousands)

Interest Earning Assets:
Loans receivable(1)	$150,051	$10,328	6.88%	$160,420	$11,704	7.30%	$141,505	$10,696	7.56%
Mortgage-backed securities(2)	90,724	4,212	4.64	64,926	4,171	6.42	69,803	5,052	7.24
Securities(2)	6,928	370	5.34	11,232	762	6.78	16,445	1,109	6.74
Interest-bearing deposits	20,026	302	1.51	10,855	308	2.84	5,006	211	4.21
Other earning assets(3)	20,565	1,080	5.25	17,800	1,036	5.82	8,266	526	6.36
Total earning assets(1)	288,294	16,292	5.65	265,233	17,981	6.78	241,025	17,594	7.30
Non-interest earning assets	13,371			11,854			9,788
Total assets	$301,665			$277,087			$250,813

Interest-Earning Liabilities:
Savings deposits	$ 71,080	$ 959	1.35	$ 61,753	1,545	2.50	$ 56,601	1,586	2.80
Demand and NOW	28,250	79.28		26,076	267	1.02	21,896	294	1.34
MMDA	10,225	131	1.28	9,408	263	2.80	8,067	259	3.21
Certificates of Deposit	85,479	2,824	3.30	85,808	4,386	5.11	79,550	4,265	5.36
Borrowings	81,485	4,463	5.48	70,036	4,032	5.76	60,849	3,751	6.16
Total interest-bearing liabilities	276,519	8,456	3.06	253,081	10,493	4.15	226,963	10,155	4.47

Non-interest-bearing liabilities	4,125			3,974			3,514
Total liabilities	280,644			257,055			230,477

Equity	21,021			20,032			20,336
Total liabilities and equity	$301,665			$277,087			$250,813

Net interest/spread		$ 7,836	2.59%		$ 7,488	2.63%		$ 7,439	2.83%
Margin			2.72%			2.82%			3.09%
Assets to liabilities	104.26%			104.80%			106.20%

____________________
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

	At December 31,
	2002	2001	2000	1999	1998

Weighted average yield on:
Loans receivable(1)	6.69%	7.13%	7.52%	7.25%	7.27%
Mortgage-backed securities(2)	4.49	5.19	7.23	6.96	6.32
Securities(2)	4.34	6.00	6.79	6.73	6.35
Other interest-earning assets	2.47	3.13	6.76	4.37	4.81
Combined weighted average yield on interest-earning assets	5.42	6.17	7.35	6.97	6.75

Weighted average rate paid on:
Passbook savings	1.00	1.75	2.75	2.85	2.94
NOW	.25	0.50	1.50	1.70	2.02
MMDA	.95	1.65	3.27	3.20	3.20
Certificates of deposit	1.73	2.66	5.70	4.98	4.76
Borrowings	5.31	5.60	6.09	5.22	4.91
Combined weighted average rate paid on interest-bearing liabilities	2.82	3.49	4.61	4.11	4.17

Spread	2.60%	2.68%	2.74%	2.86%	2.58%

____________________
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

	Year Ended December 31, 2002 vs. 2001			Year Ended December 31, 2001 vs. 2000
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate

Interest-earning assets:
Loans receivable(1)	$(734)	$ (642)	$(1,376)	$1,390	$ (382)	$1,008
Mortgage-backed securities	1,387	(1,346)	41	(338)	(543)	(881)
Securities	(252)	(140)	(392)	(354)	7	(347)
Interest-bearing deposits	182	(188)	(6)	184	(87)	97
Other earning assets	151	(107)	44	558	(48)	510
Total interest-earning assets	734	(2,423)	(1,689)	1,440	(1,053)	387

Interest-bearing liabilities:
Passbook savings	207	(793)	(586)	137	(178)	(41)
NOW	21	(209)	(188)	50	(77)	(27)
MMDA	21	(153)	(132)	40	(36)	4
Certificates of deposit	(17)	(1,545)	(1,562)	326	(205)	121
Borrowings	634	(203)	431	540	(259)	281

Total interest-bearing liabilities	866	(2,903)	(2,037)	1,093	(755)	338

Net interest/spread	$(132)	$ 480	$ 348	$ 347	$ (298)	$ 49

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

             Net Portfolio Value. Management utilizes the net portfolio value ("NPV") analysis to quantify interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an immediate and sustained 200 basis point change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Pursuant to this regulation, thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Based upon its level of interest rate risk at December 31, 2002, the Bank would not be required to take a deduction from total capital available to meet its risk-based capital requirement.

             The following table sets forth, at December 31, 2002, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (±300 basis points, measured in 100 basis point increments). As of December 31, 2002, due to the current level of interest rates, the Office of Thrift Supervision no longer provides NPV estimates for decreases in interest rates greater than 100 basis points.

Change in Interest Rates (Basis Points)	Net Portfolio Value			NPV as % of PV of Assets
	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in Thousands)

+300	$23,394	(6,371)	(21)%	7.49%	(158)bp
+200	27,202	(2,563)	(9)%	8.53%	(54)bp
+100	29,878	113	0%	9.20%	13 bp
---	29,765	---	---	9.07%	---bp
-100	27,672	(2,093)	(7) %	8.38%	(69)bp
-200	---	---	--- %	---%	---bp
-300	---	---	--- %	---%	---bp

             For comparative purposes, the table below sets forth, at December 31, 2001, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (±300 basis points, measured in 100 basis point increments).

Change in Interest Rates (Basis Points)	Net Portfolio Value			NPV as % f PV of Assets
	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in Thousands)

+300	19,671	(13,245)	(40)%	7.01%	(395)bp
+200	24,375	(8,541)	(26)%	8.49%	(247)bp
+100	28,916	(4,000)	(12)%	9.84%	(112)bp
---	32,916	---	---	10.96%	--- bp
-100	34,579	(1,663)	5%	11.34%	38 bp
-200	---	---	--- %	---%	--- bp
-300	---	---	--- %	---%	--- bp

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

             Subsequent to the purchase of Midwest Savings Bank in 2000, Management recognized the need for a reduction in the Company's level of interest rate risk. Over the past two years, the Company has carried forth a plan to reduce interest rate risk which has included the sale of fixed rate loans into the secondary market, the procurement of fixed rate Federal Home Loan Bank advances, and the redeployment of cash flows into short term and adjustable rate mortgage-related securities.

             The actions of management have resulted in a reduction of the Company's interest rate risk to a level management believes is acceptable, although active asset and liability management believes is acceptable, although active asset and liability management will be necessary to maintain interest rate risk at acceptable levels. Therefore, management may consider actions such as additional sales of originated loans or obtainment of additional Federal Home Loan Bank advances as a means of managing interest rate risk in the future.

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

             The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows provided by operating activities were $2.5 million and $4.5 million for the years ended December 31, 2002 and December 31, 2001, respectively. Net cash from investing activities consisted primarily of proceeds from maturities and repayments of securities and loans, offset by purchases of securities and loan originations. Net cash from financing activities consisted primarily of borrowings from the FHLB, a note payable and deposit growth, offset by purchases of treasury stock and payment of dividends.

             The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 2002, cash and short-term investments totaled $28.2 million. The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Company may also utilize the sale of securities available-for-sale and Federal Home Loan Bank advances as a source of funds.

             At December 31, 2002, the Bank had outstanding commitments to originate loans of $2.9 million, all of which had fixed interest rates. These loans are to be secured by properties located in its market area. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from December 31, 2002 totaled $60.3 million. Management believes that a significant portion of such deposits will remain with the Bank.

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

             Hemlock Federal is subject to various regulatory capital requirements imposed by the OTS. At December 31, 2002, Hemlock Federal was in compliance with all applicable capital requirements on a fully phased-in basis. See "Regulation - Regulatory Capital Requirements" and Note 14 of the Notes to the Financial Statements.

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

             At December 31, 2002, the Bank continued to exceed all regulatory capital requirements with tangible and core capital of $22.2 million, or 7.1% of adjusted total assets, which were approximately $9.7 million above the core minimum requirement and $17.5 million above tangible minimum requirements of 4.0% and 1.5%, respectively, of the adjusted total assets in effect on that date. On December 31, 2002, the Bank had risk-based capital of $22.2 million plus $1.0 million in supplemental capital, or 16.7% of risk-weighted assets of $138.7 million. This amount was $12.1 million above the 8.0% requirement in effect on that date. Under regulatory guidelines, the Bank was considered well-capitalized at December 31, 2002.

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

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Hemlock Federal Financial Corporation
Oak Forest, Illinois

We have audited the accompanying consolidated statements of financial condition of Hemlock Federal Financial Corporation and Subsidiary (the Corporation) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hemlock Federal Financial Corporation and Subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 2, during 2002, the Corporation adopted new accounting guidance for goodwill and intangible assets.

Crowe, Chizek and Company LLP

Oak Brook, Illinois
January 17, 2003

18.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001
(Dollars in thousands)

	2002	2001
ASSETS
Cash and due from banks	$ 6,037	$ 4,929
Interest-bearing deposits in financial institutions	22,167	23,786
Cash and cash equivalents	28,204	28,715

Securities available-for-sale	39,885	36,908
Securities held-to-maturity (fair value: 2002 - $80,473;
2001 - $57,549)	77,444	56,267
Loans held for sale	-	8,595
Loans receivable, net	147,436	147,878
Federal Home Loan Bank stock, at cost	10,136	3,745
Accrued interest receivable	1,234	1,216
Goodwill	903	903
Other intangible assets	501	593
Premises and equipment, net	4,964	3,704
Bank-owned life insurance	5,068	-
Prepaid expenses and other assets	386	720

Total assets	$316,161	$289,244

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits	$201,725	$189,456
Advances from Federal Home Loan Bank	82,710	68,985
Notes payable	6,350	5,800
Advance payments by borrowers for taxes and insurance	1,323	1,551
Accrued interest payable and other liabilities	2,569	2,578
Total liabilities	294,677	268,370

Stockholders' equity
Common stock	21	21
Additional paid-in capital	20,838	20,544
Unearned ESOP shares	(665)	(831)
Unearned stock awards	(109)	(343)
Treasury stock, at cost	(17,788)	(16,634)
Retained earnings	18,384	16,919
Accumulated other comprehensive income	803	1,198
Total equity	21,484	20,874

Total liabilities and stockholders' equity	$316,161	$289,244

See accompanying nots to consolidated financial statements.

19.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2002, 2001, and 2000
(Dollars in thousands, except per share data)

	2002	2001	2000
Interest income
Loans	$10,328	$11,704	$10,696
Mortgage-backed and collateralized mortgage
obligation securities	4,212	4,171	5,052
Securities	370	814	1,131
Other interest-earning assets	1,382	1,292	715
Total interest income	16,292	17,981	17,594

Interest expense
Deposits	3,993	6,461	6,404
Federal Home Loan Bank advances	4,203	3,648	3,462
Notes payable	260	384	289
Total interest expense	8,456	10,493	10,155

Net interest income	7,836	7,488	7,439

Provision for loan losses	-	-	-

Net interest income after provision for loan losses	7,836	7,488	7,439

Noninterest income
Fees and service charges	736	842	567
Gain on sale of loans	-	172	196
Gain (loss) on sale of securities	571	280	(30)
Other	401	298	202
Total noninterest income	1,708	1,592	935

Noninterest expense
Compensation and employee benefits	3,557	3,299	2,852
Occupancy and equipment expenses	1,043	1,015	1,026
Data processing	398	426	384
Federal insurance premiums	34	34	37
Advertising and promotion	255	225	202
Other	1,171	1,105	1,051
Total noninterest expense	6,458	6,104	5,552

Income before provision for income taxes	3,086	2,976	2,822

Provision for income taxes	1,031	1,006	983

Net income	$ 2,055	$ 1,970	$ 1,839

Basic earnings per share	$ 2.31	$ 2.18	$ 1.75

Diluted earnings per share	$ 2.16	$ 2.11	$ 1.75

See accompanying nots to consolidated financial statements.

20.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2002, 2001, and 2000
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Unearned ESOP Shares	Unearned Stock Awards	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity	Comprehensive Income

Balance at January 1, 2000	$ 21	$20,270	$(1,163)	$ (859)	$(7,227)	$14,235	$ 444	$25,721

ESOP shares earned	-	83	166	-	-	-	-	249
Stock awards earned	-	-	-	269	-	-	-	269
Cash dividends ($.46 per share)	-	-	-	-	-	(567)	-	(567)
Purchase of treasury stock	-	-	-	-	(8,856)	-	-	(8,856)
Comprehensive income:
Net income	-	-	-	-	-	1,839	-	1,839	$1,839
Change in unrealized gain on
securities available-for-sale,
net of reclassification and
tax effects	-	-	-	-	-	-	448	448	448
Total comprehensive
income									$2,287

Balance at December 31, 2000	21	20,353	(997)	(590)	(16,083)	15,507	892	19,103

(Continued)

21.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2001, 2000, and 1999
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Unearned ESOP Shares	Unearned Stock Awards	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity	Comprehensive Income

Balance at January 1, 2001	$ 21	$20,353	$(997)	$(590)	$(16,083)	$15,507	$ 892	$19,103

ESOP shares earned	-	199	166	-	-	-	-	365
Stock awards earned	-	(8)	-	247	-	-	-	239
Cash dividends ($.46 per share)	-	-	-	-	-	(558)	-	(558)
Purchase of treasury stock	-	-	-	-	(551)	-	-	(551)
Comprehensive income:
Net income	-	-	-	-	-	1,970	-	1,970	$1,970
Change in unrealized gain on
securities available-for-sale,
net of reclassification and
tax effects	-	-	-	-	-	-	306	306	306
Total comprehensive
income									$2,276

Balance at December 31, 2001	21	20,544	(831)	(343)	(16,634)	16,919	1,198	20,874

ESOP shares earned	-	274	166	-	-	-	-	440
Stock awards earned	-	-	-	234	-	-	-	234
Cash dividends ($.60 per share)	-	-	-	-	-	(590)	-	(590)
Exercise of 4,000 options	-	20	-	-	64	-	-	84
Purchase of treasury stock	-	-	-	-	(1,218)	-	-	(1,218)
Comprehensive income:
Net income	-	-	-	-	-	2,055	-	2,055	$2,055
Change in unrealized gain on
securities available-for-sale,
net of reclassification and
tax effects	-	-	-	-	-	-	(395)	(395)	(395)
Total comprehensive
income	-	-	-	-	-	-	-	-	$1,660

Balance at December 31, 2002	$ 21	$20,838	$(665)	$(109)	$(17,788)	$18,384	$ 803	$21,484

See accompanying nots to consolidated financial statements.

22.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002, 2001, and 2000
(Dollars in thousands)

	2002	2001	2000
Cash flows from operating activities
Net income	$ 2,055	$ 1,970	$ 1,839
Adjustments to reconcile net income to net cash provided
by operating activities
Depreciation and amortization	435	511	434
Amortization of premiums and discounts on securities, net	(312)	366	21
Net (gain) loss on sale of securities	(571)	(280)	30
Change in deferred income taxes	433	343	333
ESOP compensation expense	440	365	249
Stock awards expense	234	239	269
Change in loans held for sale	-	(8,067)	10,714
Net gain on sale of loans	-	(172)	(196)
FHLB stock dividends	(200)	(248)	(183)
Increase in value of bank-owned life insurance	(68)	-	-
Net change in accrued interest receivable	(18)	279	(36)
Net change in accrued interest payable and other liabilities	(175)	233	(361)
Amortization of deferred loan costs	(91)	(28)	(120)
Net change in other assets	334	(2)	(71)
Net cash provided by (used in) operating activities	2,496	(4,491)	12,922

Cash flows from investing activities
Midwest Savings Bank acquisition, net of cash and cash equivalents	-	-	(728)
Purchase of securities available-for-sale	(15,909)	(9,208)	(11,049)
Proceeds from sales of securities available-for-sale	2,196	2,347	3,712
Principal payments on mortgage-backed securities and
collateralized mortgage obligations	31,144	28,103	12,451
Purchase of securities held-to-maturity	(51,224)	(28,801)	-
Proceeds from maturities and calls of securities	9,875	7,000	172
Purchase of FHLB stock	(6,191)	-	(124)
Purchase of bank-owned life insurance	(5,000)	-	-
Net change in loans	9,128	6,615	(9,308)
Property and equipment expenditures	(1,603)	(284)	(92)
Net cash provided by (used in) investing activities	(27,584)	5,772	(4,966)

Cash flows from financing activities
Net change in deposits	12,269	10,032	662
Increase in advance payments by borrowers for taxes
and insurance	(228)	(78)	496
Notes payable	550	550	5,250
Borrowings from FHLB	13,725	30,985	33,000
Repayments of FHLB advances	-	(31,450)	(29,250)
Purchase of treasury stock	(1,218)	(551)	(8,856)
Exercise of stock options	69	-	-
Dividends paid	(590)	(558)	(567)
Net cash provided by financing activities	24,577	8,930	735

Net change in cash and cash equivalents	(511)	10,211	8,691

Cash and cash equivalents at beginning of year	28,715	18,504	9,813

Cash and cash equivalents at end of year	$28,204	$28,715	$18,504

(Continued)

23.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002, 2001, and 2000
(Dollars in thousands)

	2002	2001	2000
Supplemental disclosures of cash flow information
Cash paid during the year for
Interest	$ 8,500	$ 10,610	$ 9,866
Income taxes	585	701	799

Supplemental disclosure of noncash investing and financing activities
Transfer of loans held for sale to loans	8,595	-	-

See accompanying nots to consolidated financial statements.

24.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
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

25.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
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

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature, such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net at the present value of estimated future cash flow using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Servicing Assets: Servicing assets represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to and over the period of estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans with similar characteristics. Fair value is determined using prices for similar assets with similar characteristics. Any impairment of a grouping is reported as a valuation allowance.

Intangible Assets: The excess of the purchase price over the fair value of assets acquired for acquisition transactions accounted for as purchases is recorded as an intangible asset. Fair value adjustments for identifiable tangible assets are accreted and amortized over the lives of the respective assets. Core deposit intangibles are being amortized over eight years.

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

(Continued)

26.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stockholders' Equity: Common stock has $.01 par value, and 2,500,000 shares are authorized. There were 2,076,325 common shares issued at December 31, 2002 and 2001, including 1,107,139 shares and 1,063,139 shares held in treasury, respectively. Treasury stock is carried at cost.

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

Stock Options: The Corporation applies Accounting Practices Board (APB) Opinion 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized at the date of grant. Had compensation cost been determined based on the fair value at the grant dates for awards under the plan consistent with the method of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, the Corporation's net income and earnings per share would have been reduced to the pro forma amounts in the table below. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period.

	2002	2001	2000

Net income as reported	$2,055	$1,970	$1,839
Pro forma net income	1,849	1,762	1,631

Earnings per share as reported
Basic	$2.31	$2.18	$1.75
Diluted	2.16	2.11	1.75

Pro forma earnings per share
Basic	$2.08	$1.95	$1.56
Diluted	1.94	1.89	1.56

(Continued)

27.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
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

Date of grant	May 1, 2002
Options granted	57,500
Estimated fair value of stock options granted	$3.04
Assumptions used
Risk-free interest rate	4.52%
Expected option life	10 years
Expected stock price volatility	.02
Expected dividend yield	2.75%

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

Reclassifications: Certain items in the financial statements as of and for the years ended December 31, 2001 and 2000 have been reclassified, with no effect on net income, to conform to the current year presentation.

(Continued)

28.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTE 2 - ACQUISITION OF MIDWEST SAVINGS BANK

On June 9, 2000, the Bank completed its acquisition of Midwest Savings Bank. Cash of $3.3 million was paid for all of the outstanding shares of Midwest Savings Bank. The acquisition was recorded using the purchase method of accounting, and concurrent with the transaction, Midwest Savings Bank was merged into Hemlock Federal Bank. At June 9, 2000, Midwest Savings Bank had total assets of $47.8 million, which included $39.6 million of loans, $2.6 million of cash and cash equivalents, $28.2 million of deposits, and $16.2 million of FHLB advances. The acquisition resulted in goodwill of $1,003,000, which has a carrying value of $903,000 at December 31, 2002 and 2001. Additionally, the Bank recorded a core deposit intangible of $730,000, which is being amortized over eight years and has a carrying value of $501,000 at December 31, 2002. On January 1, 2002, the Company adopted Statement of Accounting Standards No. 142. In accordance with this standard, the Company ceased amortization of the goodwill and tests for impairment on an annual basis. The effect of not amortizing goodwill is summarized as follows:

	2002	2001	2000

Reported net income	$2,055	$1,970	$1,839
Addback: Goodwill amortization	-	67	67

Adjusted net income	$2,055	$2,037	$1,906

Basic earnings per share
Reported net income	$2.31	$2.18	$1.75
Goodwill amortization	-	.07	.06

Adjusted net income	$2.31	$2.25	$1.81

Diluted earnings per share
Reported net income	$2.16	$2.11	$1.75
Goodwill amortization	-	.07	.06

Adjusted net income	$2.16	$2.18	$1.81

Midwest Savings Bank's results of operations have been reflected in the Corporation's consolidated statements of income beginning as of the acquisition date. The pro forma total net interest income, total income, net income, and basic and diluted earnings per share for the year ended December 31, 2000 after giving effect to the Midwest Savings Bank acquisition as if it occurred on January 1, 2000 is as follows:

(Continued)

29.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTE 2 - ACQUISITION OF MIDWEST SAVINGS BANK (Continued)

Net interest income	$ 7,988
Total income	20,093
Net income	1,764
Basic earnings per share	1.68
Diluted earnings per share	1.68

NOTES 3 - SECURITIES

Securities consist of the following at:

	December 31, 2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Securities available-for-sale
FHLMC stock	$ 7,519	$ 677	$ -	$ 8,196
FNMA stock	5,495	-	(495)	5,000
Mortgage-backed securities	14,670	493	-	15,163
Collateralized mortgage obligations	8,541	87	(3)	8,625
Other equity securities	2,344	557	-	2,901

	$38,569	$1,814	$(498)	$39,885
Securities held-to-maturity
U.S. government agencies	$5,147	$272	$ -	$5,419
Mortgage-backed securities	52,043	2,439	-	54,482
Collateralized mortgage obligations	20,254	318	-	20,572

	$77,444	$3,029	$ -	$80,473

	December 31, 2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Securities available-for-sale
FHLMC stock	$ 7,520	$1,329	$ -	$ 8,849
FNMA stock	5,494	-	(126)	5,368
Mortgage-backed securities	4,984	158	-	5,142
Collateralized mortgage obligations	14,897	333	(1)	15,229
Other equity securities	2,050	285	(15)	2,320

	$34,945	$2,107	$(144)	$36,908

(Continued)

30.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTES 3 - SECURITIES (Continued)
	December 31, 2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Securities held-to-maturity
U.S. government agencies	$ 4,402	$ 131	$ (6)	$ 4,527
Mortgage-backed securities	41,347	1,252	(30)	42,569
Collateralized mortgage obligations	10,518	33	(98)	10,453

	$56,267	$1,416	$(134)	$57,549

The amortized cost and estimated market value of debt securities at December 31, 2002 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity		Available-for-Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Due after one year through five years	$ 1,000	$ 1,001	$ -	$ -
Due after five years through ten years	4,147	4,418	-	-
	5,147	5,419	-	-
FHLMC stock	-	-	7,519	8,196
FNMA stock	-	-	5,495	5,000
Mortgage-backed securities and collateralized
mortgage obligations	72,297	75,054	23,211	23,788
Other equity securities	-	-	2,344	2,901

	$77,444	$80,473	$38,569	$39,885

Sales of securities available-for-sale are summarized as follows:

	For the Year Ended December 31,
	2002	2001	2000

Proceeds	$2,196	$2,347	$3,712
Gross realized gains	582	284	115
Gross realized losses	(11)	(4)	(145)

(Continued)

31.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTE 4 - LOANS RECEIVABLE

Loans receivable consist of the following:

	December 31,
	2002	2001
First mortgage loans
Secured by one-to-four-family residences	$112,006	$114,013
Secured by multi-family	27,730	27,330
Secured by commercial real estate	192	379
	139,928	141,722
Net deferred loan origination costs	768	868
Total first mortgage loans	140,696	142,590
Consumer and other loans
Home equity loans	7,491	5,952
Loans on deposits	82	78
Automobile loans	136	227
Total consumer and other loans	7,709	6,257
Less allowance for loan losses	969	969

	$147,436	$147,878

There were no impaired loans at December 31, 2002 or December 31, 2001.

All loans past due greater than 90 days are placed on nonaccrual status. Nonaccrual loans totaled approximately $415,000 and $588,000 at December 31, 2002 and 2001, respectively. The approximate amounts of interest income that would have been recorded under the original terms of such loans and the interest income actually recognized were not material.

The Corporation is not committed to lend additional funds to debtors whose loans have been modified.

In the normal course of business, loans are made to executive officers, directors, and principal stockholders of the Corporation and its subsidiaries and to parties which the Corporation or its directors, executive officers, and stockholders have the ability to significantly influence (related parties). Changes in such loans during the year ended December 31, 2002 follow:

Balance at December 31, 2001	$1,362
New loans, extensions, and modifications	928
Repayments	(721)

Balance at December 31, 2002	$1,569

(Continued)

32.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTE 4 - LOANS RECEIVABLE (Continued)

The Corporation's lending activities have been concentrated primarily in Cook County, Illinois, where its main office is located. The largest portion of the Corporation's loans are originated for the purpose of enabling borrowers to purchase residential real estate property secured by first liens on such property. At December 31, 2002, approximately 76% of the Corporation's loans were secured by owner-occupied, one-to-four-family residential property. The Corporation requires collateral on all loans and generally maintains loan-to-value ratios of 80% or less.

Activity in the allowance for loan losses is summarized as follows:

	Year Ended December 31,
	2002	2001	2000

Balance at beginning of year	$969	$969	$795
Allowance acquired	-	-	174
Provision charged to income	-	-	-
Charge-offs	-	-	-

	$969	$969	$969

NOTE 5 - LOAN SERVICING

The following summarizes the secondary mortgage market activities:

	Year Ended December 31,
	2002	2001	2000

Proceeds from sale of mortgage loans	$ -	$15,137	$11,070

Gain on sale of mortgage loans	$ -	$172	$196

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

(Continued)

33.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTE 5 - LOAN SERVICING (Continued)

	December 31,
	2002	2001	2000

FHLMC	$20,058	$33,864	$24,881
IHDA	14,607	14,646	13,065
Bolingbrook	315	409	531

	$34,980	$48,919	$38,477

Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $301,000, $327,000, and $260,000 at December 31, 2002, 2001, and 2000, respectively.

Following is an analysis of the changes in originated mortgage servicing rights:

	December 31,
	2002	2001	2000

Balance at beginning of year	$199	$ 89	$ -
Originated mortgage servicing rights	-	134	89
Amortization	(73)	(24)	-
Impairment loss	(30)	-	-

	$ 96	$199	$89

NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment consists of the following at:

	December 31,
	2002	2001

Land	$ 1,592	$ 1,040
Building and landscaping	4,120	3,179
Leasehold improvements	102	102
Furniture, fixtures, and equipment	782	1,025
Total cost	6,596	5,346

Accumulated depreciation	(1,632)	(1,642)
	$ 4,964	$ 3,704

(Continued)

34.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTE 7 - DEPOSITS

Certificate of deposit accounts with balances $100,000 or more totaled $14,062,000 and $19,685,000 at December 31, 2002 and 2001, respectively. Deposits greater than $100,000 are not insured.

At December 31, 2002, scheduled maturities of certificates of deposit are as follows:

2003	$60,344
2004	13,813
2005	5,812
2006	1,345
2007 and thereafter	7,076

$88,390

NOTE 8 - ADVANCES FROM FHLB

Advances from the FHLB are summarized as follows:

	December 31,
	2002		2001
	Weighted Average Rate	Amount	Weighted Average Rate	Amount

2003	6.28%	$ 7,000	6.28%	$ 7,000
2004	5.54	6,400	5.54	6,400
2005	5.76	13,000	5.76	13,000
2006	5.36	6,850	5.36	6,850
2007	3.76	10,485	4.35	3,735
2008	4.96	20,500	4.95	18,000
2009	5.07	4,475	-	-
2010	6.37	14,000	6.37	14,000

Total	5.37%	$82,710	5.59%	$68,985

(Continued)

35.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTE 8 - ADVANCES FROM FHLB (Continued)

At December 31, 2002, $51 million of the FHLB advances have various call provisions including semi-annual and annual call dates. The Corporation will incur a penalty if the advances are repaid prior to their maturity dates.

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

NOTE 9 - NOTES PAYABLE

At year end, the Corporation had the following notes payable outstanding:

	2002	2001

$6,500,000 revolving line of credit; one-year term maturing March 5; variable rate at three-month LIBOR plus 1.75% (with a floor of 4.00%) 4.00% - 2002 and 5.22% - 2001; interest due quarterly, principal at maturity.	$6,350	$4,250

Term note; maturing March 5, 2002; fixed rate at 4.00%; principal and interest due quarterly.	-	1,550

	$6,350	$5,800

The notes are secured by 100% of the Bank's outstanding common stock. In March 2000, the Corporation used the line to finance the repurchase of common stock in the Dutch auction tender offer and has since used the line for additional repurchases of the Corporation's stock. Among other restrictions, under the debt agreement with LaSalle, the Bank must remain well capitalized. The Corporation was in compliance with the financial covenants at December 31, 2002.

(Continued)

36.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTE 10 - INCOME TAXES

An analysis of the provision for income taxes consists of the following:

	For the Year Ended December 31,
	2002	2001	2000
Current
Federal	$ 508	$ 610	$650
State	90	53	-
Deferred	433	343	333

	$1,031	$1,006	$983

The provision for income taxes differs from that computed at the statutory corporate tax rate as follows:

	For the Year Ended December 31,
	2002		2001		2000
Provision for federal
income taxes computed
at statutory rate of 34%	$1,049	34.0%	$1,012	34.0%	$959	34.0%
State income taxes,
net of federal tax
effect and other	(18)	(.6)	(6)	(.2)	24.9
	$1,031	33.4%	$1,006	33.8%	$983	34.9%

Deferred tax assets (liabilities) are comprised of the following:

	December 31,
	2002	2001

Contributions	$ 72	$136
Loans, principally due to allowance for loan losses	355	330
Net operating loss carryforwards acquired	185	276
Other	-	22
Total deferred tax assets	612	764

(Continued)

37.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTE 10 - INCOME TAXES (Continued)
	December 31,
	2002	2001

Unrealized gain on securities available-for-sale	$ (513)	$ (765)
Purchase accounting adjustments	(179)	(111)
Depreciation	(172)	(98)
FHLB stock dividends	(335)	(241)
Deferred loan fees	(308)	(347)
Other	(213)	(129)
Total deferred tax liabilities	(1,720)	(1,691)

Net deferred tax liabilities	$(1,108)	$ (927)

The federal net operating loss carryforward of approximately $545,000 expires from 2010 through 2019.

The Bank has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts that differs from the provision charged to income on the financial statements. Retained earnings at December 31, 2002 and 2001 include approximately $3,781, for which no deferred federal income tax liability has been recorded.

NOTE 11 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators for earnings per share computations for 2002, 2001, and 2000 is presented below.

	2002	2001	2000
Basic earnings per share
Net income available to common stockholders	$ 2,055	$ 1,970	$ 1,839

Weighted average common shares outstanding	889,875	903,450	1,048,587

Basic earnings per share	$ 2.31	$ 2.18	$ 1.75

Earnings per share assuming dilution
Net income available to common stockholders	$ 2,055	$ 1,970	$ 1,839

(Continued)

38.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTE 11 - EARNINGS PER SHARE (Continued)

	2002	2001	2000

Weighted average common shares outstanding	889,875	903,450	1,048,587
Add dilutive effect of assumed exercises:
Stock awards	60,360	27,527	-
Incentive stock options	2,681	2,622	-
Weighted average common and dilutive
potential common shares outstanding	952,916	933,599	1,048,587

Diluted earnings per share	$2.16	$2.11	$1.75

NOTE 12 - EMPLOYEE BENEFIT PLANS

An employee profit sharing plan was approved by the Board of Directors effective January 1, 1985. The plan covers employees having over one year of service (one thousand working hours) and who are at least 21 years of age. Contributions to the profit sharing plan are determined and approved annually by the Corporation's Board of Directors. There were no contributions for the years ended December 31, 2002, 2001, and 2000.

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

During 2002, 2001, and 2000, 16,611 shares of stock with an average fair value of $26.50, $21.96, and $14.99 per share, respectively, were committed to be released, resulting in ESOP compensation expense of $440,000, $365,000, and $249,000, respectively. Shares held by the ESOP at December 31 are as follows:

(Continued)

39.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTE 12 - EMPLOYEE BENEFIT PLANS (Continued)
	2002	2001	2000

Allocated shares	99,665	83,054	66,443
Unallocated shares	66,441	83,052	99,663

Total ESOP shares	166,106	166,106	166,106

Fair value of unallocated shares	$1,794	$2,139	$1,689

The Corporation has a stock option plan under the terms of which 207,633 shares of the Corporation's common stock were reserved for issuance. The options become exercisable in equal installments over a five-year period from the date of grant. The options expire ten years from the date of grant. During 2002, 15,800 additional options were granted under the plan.

In 2002, the Corporation adopted the 2002 Stock Option Plan and Incentive Plan (the 2002 Plan). Under the 2002 Plan, 48,567 shares of the Corporation's common stock were reserved for issuance, of which 41,700 options were granted in 2002. Options under the 2002 Plan vest immediately and expire ten years from the date of grant.

A summary of the status of the Corporation's stock option plan and changes during the years ended are presented below:

	2002		2001		2000
	Weighted- Average Exercise		Weighted- Average Exercise		Weighted- Average Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding
at beginning of year	186,716	$17.17	186,716	$17.17	186,716	$17.17
Granted	57,500	24.60	-	-	-	-
Exercised	(4,000)	17.25	-	-	-	-
Forfeited	-	-	-	-	-	-

Outstanding
at end of year	240,216	$18.95	186,716	$17.17	186,716	$17.17

(Continued)

40.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTE 12 - EMPLOYEE BENEFIT PLANS (Continued)

Options outstanding at year-end 2002 were as follows.

	Outstanding			Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

$13.88	4,000	6.8	$13.88	2,400	$13.88
$17.13 - $17.25	178,716	4.8	17.24	178,716	17.24
$24.60	57,500	9.5	24.60	41,700	24.60

Outstanding at year end	240,216			222,816

	2002	2001	2000

Options exercisable at end of year	222,816	147,776	110,432
Weighted-average fair value of
options granted during year	$ 3.04	$ -	$ -
Average remaining option term	5.9 years	5.9 years	6.9 years

In connection with the conversion to stock ownership, the Corporation adopted a Management Recognition and Retention Plan (MRP). In 1999, the Corporation contributed $1.4 million, which allowed the MRP to acquire 83,053 shares of common stock of the Corporation, at an average cost of $17.25 per share, to be awarded to directors and key employees. These shares vest over a five-year period. The unamortized cost of shares not yet earned (vested) is reported as a reduction of stockholders' equity. MRP compensation expense totaled $234,000, $247,000, and $269,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

NOTE 13 - TREASURY STOCK

An analysis of changes in the number of shares of treasury stock outstanding follows:

	2002	2001	2000

Balance at January 1	1,063,139	1,036,639	457,762
Reissue shares for exercise of stock options	(4,000)	-	-
Treasury stock purchases	48,000	26,500	578,877
Balance at December 31	1,107,139	1,063,139	1,036,639

(Continued)

41.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
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

At year end, actual capital levels of the Bank and minimum required levels were:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2002
Total capital (to risk-
weighted assets)	$23,201	16.7%	$11,095	8.0%	$13,869	10.0%
Tier 1 (core) capital (to risk-
weighted assets)	22,150	16.0	5,548	4.0	8,321	6.0
Tier 1 (core) capital (to adjusted
total assets)	22,150	7.1	12,432	4.0	15,540	5.0
Tangible capital (to tangible assets)	22,150	7.1	4,662	1.5	N/A	N/A

2001
Total capital (to risk-
weighted assets)	$22,042	16.6%	$10,645	8.0%	$13,306	10.0%
Tier 1 (core) capital (to risk-
weighted assets)	20,532	15.4	5,322	4.0	7,983	6.0
Tier 1 (core) capital (to adjusted
total assets)	20,532	7.2	11,343	4.0	14,179	5.0
Tangible capital (to tangible assets)	20,532	7.2	4,254	1.5	N/A	N/A

(Continued)

42.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTE 14 - REGULATORY MATTERS (Continued)

At December 31, 2002, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

Federal regulations require the Bank to comply with a Qualified Thrift Lender (QTL) test, which requires that 65% of assets be maintained in housing-related finance and other specified assets. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances, and dividends or the institution must convert to a commercial bank charter. Management considers the QTL test to have been met.

NOTE 15 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

	2002	2001	2000
Unrealized holding gains and losses on
securities available-for-sale	$ (76)	$781	$704
Reclassification adjustments for (gains)
and losses recognized in income	(571)	(280)	30
Net unrealized gains and (losses)	(647)	501	734
Tax effect	(252)	195	286

Other comprehensive income	$(395)	$306	$448

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

43.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTE 16 - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (Continued)

	Contract Amount
	December 31,
	2002	2001
Financial instruments whose contract amounts represent
credit risk
Commitments to extend credit, including loans in process	$2,944	$3,136
Unused lines of credit	5,843	2,893

At December 31, 2002 and 2001, fixed rate commitments to extend credit, including loans in process, consisted of $2,944,000 and $3,136,000, respectively. The fixed rate commitments at December 31, 2002 are due to expire within 1 to 60 days of issuance and have rates ranging from 5.38% to 6.38%.

Financial instruments that potentially subject the Corporation to concentrations of credit risk include interest-bearing deposit accounts in other financial institutions and loans. At December 31, 2002 and 2001, the Corporation had deposit accounts with balances totaling approximately $22,165,000 and $23,786,000, respectively, at the Federal Home Loan Bank of Chicago. Concentrations of loans are described in Note 4.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

At December 31, 2002 and 2001, the Corporation was obligated under noncancelable operating leases for office space. Net rent expenses under operating leases, including the proportionate share of taxes, insurance, and maintenance costs, were approximately $136,000, $132,000, and $111,000 for the years ended December 31, 2002, 2001, and 2000, respectively. The lease for the Oak Lawn branch expires March 31, 2007. The lease for the Chicago branch expires on August 31, 2005. Projected minimum rental payments under the terms of the leases, not including taxes, insurance, and maintenance, are as follows:

2003	$ 88,284
2004	88,284
2005	77,371
2006	55,545
2007	13,886

Total	$323,370

(Continued)

44.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTE 18 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The approximate carrying amount and estimated fair value of financial instruments consist of the following:

	December 31, 2002		December 31, 2001
	Approximate Carrying Amount	Estimated Fair Value	Approximate Carrying Amount	Estimated Fair Value
Financial assets
Cash and cash equivalents	$ 28,204	$ 28,204	$ 28,715	$ 28,715
Securities	117,329	120,358	93,175	94,457
Loans held for sale	-	-	8,595	8,595
Loans receivable, net	147,436	147,733	147,878	147,383
FHLB stock	10,136	10,136	3,745	3,745
Accrued interest receivable	1,234	1,234	1,216	1,216

Financial liabilities
Demand deposits	(39,473)	(39,473)	(37,190)	(37,190)
Savings deposits	(73,862)	(73,862)	(65,148)	(65,148)
Time deposits	(88,390)	(89,575)	(87,118)	(88,179)
Advances from FHLB	(82,710)	(84,403)	(68,985)	(69,930)
Note payable	(6,350)	(6,350)	(5,800)	(5,804)
Advance payments by borrowers for taxes
and insurance	(1,323)	(1,323)	(1,551)	(1,551)
Accrued interest payable	(471)	(471)	(515)	(515)

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, FHLB stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes and, if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair values of loans held for sale are based on market quotes. Fair value of debt is based on current rates for similar financing.

While the above estimates are based on management's judgment of the most appropriate factors, there is no assurance that if the Corporation disposed of these items on December 31, 2002 or 2001, the fair values would have been achieved, because the market values may differ depending on the circumstances. The estimated fair values at December 31, 2002 and 2001 should not necessarily be considered to apply at subsequent dates.

(Continued)

45.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTE 19 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed statements of financial condition, statements of income, and statements of cash flows for Hemlock Federal Financial Corporation.

CONDENSED STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001
ASSETS
Cash and cash equivalents	$ 296	$ 448
Securities available-for-sale	2,901	2,320
ESOP loan	665	831
Investment in bank subsidiary	24,018	23,061
Accrued interest receivable and other assets	-	76

	$27,880	$26,736

LIABILITIES AND STOCKHOLDERS' EQUITY
Note payable	$ 6,350	$ 5,800
Accrued expenses and other liabilities	46	62
Stockholders' equity	21,484	20,874

	$27,880	$26,736

(Continued)

46.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTE 19 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF INCOME
For the years ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Income
Dividends from bank subsidiary	$1,000	$2,000	$3,010
Interest and dividend income	222	132	140
Net gain (loss) on sale of securities	432	265	(24)
Total income	1,654	2,397	3,126

Expense
Interest expense	260	384	289
Other expenses	135	124	203
	395	508	492

Income before income taxes and equity in
undistributed earnings of bank subsidiary	1,259	1,889	2,634

Income tax expense (benefit)	57	(57)	(152)

Income before equity in undistributed
earnings of bank subsidiary	1,202	1,946	2,786

Equity in undistributed (overdistributed)
earnings of bank subsidiary	853	24	(947)

Net income	$2,055	$1,970	$1,839

(Continued)

47.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTE 19 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Operating activities
Net income	$2,055	$1,970	$1,839
Adjustments to reconcile net income to net cash provided
by operating activities
Equity in undistributed earnings of bank subsidiary	(853)	(24)	947
Net (gain) loss on sale of securities	(432)	(265)	24
Change in
Other assets	76	268	(200)
Other liabilities	(113)	34	(192)
Net cash from operating activities	733	1,983	2,418

Investing activities
Purchase of securities available-for-sale	(1,917)	(3,200)	-
Proceeds from sales of securities	2,055	1,807	431
Payment received on loan to ESOP	166	166	166
Net cash from investing activities	304	(1,227)	597

Financing activities
Proceeds from note payable	550	550	5,250
Purchase of treasury stock	(1,218)	(551)	(8,856)
Exercise of stock options	69	-	-
Dividends paid	(590)	(558)	(567)
Net cash from financing activities	(1,189)	(559)	(4,173)

Net change in cash and cash equivalents	(152)	197	(1,158)

Cash and cash equivalents at beginning of year	448	251	1,409

Cash and cash equivalents at end of year	$ 296	$ 448	$ 251

(Continued)

48.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000
(Table amounts in thousands of dollars, except share and per share data)

NOTE 20 - QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income	Earnings Per Share Basic (a)	Earnings Per Share Diluted (a)
2002
First quarter	$4,108	$1,923	$529	$.58	$.55
Second quarter	4,098	1,965	520.59		.56
Third quarter	4,066	1,986	516.58		.54
Fourth quarter	4,020	1,962	490.55		.51

2001
First quarter	$4,679	$1,945	$492	$.54	$.54
Second quarter	4,596	1,923	485.54		.52
Third quarter	4,533	1,899	489.54		.52
Fourth quarter	4,173	1,721	504.56		.53

(a)	Earnings per share for the quarters and full years have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period.

49.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION
STOCKHOLDER INFORMATION

ANNUAL MEETING

             The Annual Meeting of Stockholders will be held at 10:30 a.m. Oak Forest, Illinois time, on April 30, 2003 at the main office of the Company located at 5700 West 159th Street, Oak Forest, Illinois 60452.

STOCK LISTING

             Hemlock Federal Financial Corporation common stock is traded on the National Association of Securities Dealers, Inc. SmallCap Market under the symbol "HMLK."

PRICE RANGE OF COMMON STOCK
	HIGH	LOW	DIVIDENDS

FISCAL 2000
First Quarter	$15.375	$10.875	$.11
Second Quarter	$15.563	$12.750	$.11
Third Quarter	$16.188	$14.813	$.12
Fourth Quarter	$17.000	$15.375	$.12

FISCAL 2001
First Quarter	$19.625	$16.500	$.13
Second Quarter	$21.125	$18.250	$.13
Third Quarter	$23.170	$20.700	$.14
Fourth Quarter	$25.750	$22.000	$.14

FISCAL 2002
First Quarter	$26.000	$23.750	$.15
Second Quarter	$28.650	$24.170	$.15
Third Quarter	$28.000	$26.200	$.15
Fourth Quarter	$27.540	$26.000	$.15

            The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ"). The common stock began trading on March 31, 1997. The closing price of Hemlock Federal Financial Corporation's common stock on March 19, 2003 was $27.50.

            At March 19, 2003 there were 969,186 shares of Hemlock Federal Financial Corporation common stock outstanding (including unallocated ESOP shares) and there were 445 holders of record.

STOCKHOLDERS AND GENERAL INQUIRIES Rosanne M. Belczak Hemlock Federal Financial Corporation 5700 West 159th Street Oak Forest, Illinois 60422 (708) 687-9400 www.hemlockbank.com	TRANSFER AGENT Registrar and Transfer Co. 10 Commerce Drive Cranford, NJ 07016 1-(800) 368-5948

ANNUAL AND OTHER REPORTS

             A copy of Hemlock Federal Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Rosanne M. Belczak, Hemlock Federal Financial Corporation, 5700 West 159th Street, Oak Forest, Illinois 60452.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION
CORPORATE INFORMATION

Hemlock Federal Financial Corporation Board of Directors	Hemlock Federal Bank Officers

Maureen G. Partynski, Chairman Michael R. Stevens Rosanne M. Pastorek-Belczak, Secretary Kenneth J. Bazarnik Frank A. Bucz G. Gerald Schiera Donald L. Manprisio	Maureen G. Partynski
Chairman and CEO
Michael R. Stevens
President
Jean Thornton
Vice-President, Controller
Neil Christensen
Vice-President, Lending
Rosanne M. Belczak
Vice-President, Secretary
Rhonda Nisbet
Vice-President, Operations

Hemlock Federal Bank for Savings Locations:

Main Office:
5700 W. 159th St. Oak Forest, Illinois 60452 708-687-9400	15730 W. 127th St. Lemont, Illinois 60439

8855 S. Ridgeland Ave. Oak Lawn, Illinois 60453	234 Bolingbrook Drive Bolingbrook, Illinois 60440

4636 S. Damen Ave. Chicago, Illinois 60609	3030 W. Cermak Ave. Chicago, Illinois 60623

www.hemlockbank.com

Independent Auditors	Special Counsel

Crowe, Chizek and Company LLP One Mid America Plaza Oak Brook, Illinois 60552	Silver, Freedman & Taff, L.L.P. 1700 Wisconsin Avenue, N.W. Washington, D.C. 20007

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