Form 10-K, Exhibit 13
period 2003-12-31
HEMLOCK FEDERAL FINANCIAL CORP
filed 2004-03-11
CIK 1029654

EXHIBIT 13

2003 ANNUAL REPORT

[LOGO]

HEMLOCK FEDERAL FINANCIAL CORPORATION

Next Page

TABLE OF CONTENTS

Chairman's Message	1
Selected Consolidated Financial Information	3
Management's Discussion and Analysis of Financial
Condition and Results of Operations	5
Consolidated Financial Statements	20
Stockholder Information	52
Corporate Information	53

Next Page

FROM YOUR CHAIRMAN & PRESIDENT

Dear Shareholder,

The past year was a challenging one, with interest rates hovering near forty-year lows amidst a threat of deflation. This resulted in dramatic increases in refinance activity and portfolio turnover, with corresponding pressure on net interest margins.

Despite this challenging economic environment, we are pleased to deliver another year of positive total return and price appreciation to our shareholders.

The dividend-adjusted total return for Hemlock Federal Financial Corporation was 9.00% for the year 2003. Financial highlights for the year include:

Net income for the year ended December 31, 2003 was $1.7 million, with basic earnings per share of $1.86.

Return on Equity was 7.61% for the past twelve months, while return on assets was ..52%.

Book value per share outstanding increased to $24.45 as of December 31, 2003, up from $23.33 as of December 31, 2002.

In addition, the Board of Directors authorized dividend payments of $.65 per share during 2003, an increase of 8% from the prior year.

Historically low interest rates in 2003 resulted in high levels of refinancing throughout the year. Mortgage loan originations exceeded $56 million in 2003, the most productive year in the history of the bank.

We intensified our focus on increasing fee income in 2003. A superior sales effort on the part of our staff resulted in our most successful year yet in the fee income generated from the sale of non-deposit investment products through the Hemlock Federal Investment Center. In addition, our new overdraft protection service resulted in an increase in income on checking accounts of 46%.

Our branch network stands at six full service facilities. In December 2002, we relocated our Bolingbrook branch office from a leased building to a newly constructed full service facility. We have experienced considerable success in this new location, with deposit growth from $12 million in 2002 to a high of $21 million at the end of 2003.

Next Page

During the fourth quarter of 2003, we successfully converted to a new data processing system. This new system enables us to serve our customers more efficiently, while giving our staff the tools necessary to more effectively cross sell our various products and services.

We operate in an intensely competitive environment in which several national banks are attempting to establish a presence within the Chicago market. Nonetheless, our continued success is indicative of a demand on the part of consumers for an alternative to the inferior service provided by these mega-banks. Our goal is to provide our customers with all the financial products and services available from our larger competitors with the benefit of personalized service and community commitment.
/s/ Maureen G. Partynski Maureen G. Partynski Chairman and CEO /s/ Michael R. Stevens Michael R. Stevens President

Next Page

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	At December 31,
	2003	2002	2001	2000	1999
	(Dollars in Thousands)
Selected Financial Condition Data:

Total assets	$318,774	$316,161	$289,244	$276,663	$228,457
Cash and cash equivalents	13,980	28,204	28,715	18,504	9,813
Loans receivable, net(1)	135,655	147,436	147,878	154,821	116,998
Loans held for sale	---	---	8,595	---	---
Mortgage-backed securities:
Held-to-maturity	61,514	72,297	51,865	40,097	45,315
Available-for-sale	29,165	23,788	20,371	26,356	27,748
Securities:
Held-to-maturity	18,472	5,147	4,402	14,802	15,811
Available-for-sale	36,190	16,097	16,537	10,946	5,234
FHLB stock	10,647	10,136	3,745	3,497	2,325
Notes payable	6,500	6,350	5,800	5,250	---
Deposits	206,672	201,725	189,456	179,424	150,576
FHLB advances	79,807	82,710	68,985	69,450	49,500
Stockholders' equity	22,343	21,484	20,874	19,103	25,721

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(Dollars in Thousands)
Selected Operations Data:

Total interest income	$13,933	$16,292	$17,981	$17,594	$14,074
Total interest expense	7,478	8,456	10,493	10,155	7,297
Net interest income	6,455	7,836	7,488	7,439	6,777
Provision for loan losses	---	---	---	---	20
Net interest income after provision for loan losses	6,455	7,836	7,488	7,439	6,757
Fees and service charges	892	736	842	567	500
Gain (loss) on sales of securities	870	571	280	(30)	63
Gain on sales of loans	---	---	172	196	---
Other non-interest income	701	401	298	202	148
Total non-interest income	2,463	1,708	1,592	935	711
Total non-interest expense	6,508	6,458	6,104	5,552	4,670
Income before taxes	2,410	3,086	2,976	2,822	2,798
Provision for income taxes	731	1,031	1,006	983	1,058
Net income	$ 1,679	$ 2,055	$ 1,970	$ 1,839	$ 1,740
____________________
(1)            The allowance for loan losses at December 31, 2003, 2002, 2001, 2000 and 1999 was $969,000, $969,000, $969,000, $969,000, and $795,000, respectively.

Next Page

	Year Ended December 31,
	2003	2002	2001	2000	1999
Selected Financial Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.52%	0.68%	0.71%	0.73%	0.82%
Return on equity (ratio of net income to average equity)(1)	7.61	9.78	9.83	9.04	6.56
Interest rate spread information:
Average during period	2.00	2.59	2.63	2.83	2.86
End of period	1.80	2.60	2.68	2.74	2.86
Net interest margin(2)	2.10	2.72	2.82	3.09	3.30
Ratio of operating expense to average total assets	2.02	2.14	2.20	2.21	2.19
Ratio of average interest-earning assets to average interest-bearing liabilities	104.00	104.26	104.80	106.20	112.38

Asset Quality Ratios:
Non-performing assets to total assets at end of period	0.09	0.13	0.20	0.08	0.11
Allowance for loan losses to non-performing loans	332.99	233.49	164.80	457.08	308.14
Allowance for loan losses to gross loans receivable	0.71	0.66	0.62	0.63	0.68

Capital Ratios:
Stockholders' equity to total assets at end of period	7.01	6.80	7.22	6.90	11.26
Average stockholders' equity to average assets	6.84	6.97	7.23	8.11	12.46

Other data:
Number of full service offices	6	6	6	6	4
________________________
(1) Ratios are exclusive of SFAS 115 valuation.(2) Net interest income divided by average interest-earning assets.

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

            The Company's net interest income is dependent primarily upon the difference or spread between the average yield earned on securities and loans receivable, net and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The Company, like other savings and loan holding companies, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets. In response to historically low levels of interest rates, including a forty year low in the Federal Funds rate, the Company has decreased its level of interest rate risk as a defensive strategy in anticipation of higher interest rates in 2003. This decision resulted in a lower level of net interest income as cash flows have been redeployed into short term and adjustable rate securities. The impact on net interest income may continue in 2004. In addition, a prolonged economic slowdown may result in a higher level of delinquencies, which may also have a negative impact on the Company's net interest income.

Financial Condition

            Consolidated total assets aggregated $318.8 million as of December 31, 2003, as compared to $316.2 million as of December 31, 2002, an increase of $2.6 million. The increase in total assets is due primarily to an increase in deposits and borrowings which were used to partially fund an increase of $25.5 in securities available for sale, from $39.9 million as of December 31, 2002 to $65.4 million as of December 31, 2003.

            Total liabilities at December 31, 2003 were $296.4 million compared to $294.7 million at December 31, 2002, an increase of $1.7 million. Total deposits increased by $5.0 million, from $201.7 million as of December 31, 2002, to $ 206.7 million as of December 31, 2003. Federal Home Loan Bank advances decreased by $2.9 million, from $82.7 million as of December 31, 2002, to $79.8 million as of December 31, 2003.

Next Page

            Stockholders' equity at December 31, 2003 was $22.3 million compared to $21.5 million as of December 31, 2002, an increase of $800,000. This increase is due to net income of $1.7 million, partially offset by dividends paid of $632,000, or $.65 per shares, a decrease in the market value of the available for sale portfolios as well as the repurchase of 11,900 shares of the Company's stock at a total cost of $348,000.

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

COMPARISON OF OPERATING RESULTS FOR
THE YEARS ENDED DECEMBER 31, 2003 AND 2002

General

            Consolidated net income of the Company for the year ended December 31, 2003 was $1.7 million, as compared to $2.1 million for the year ended December 31, 2002. The decrease in net income was primarily attributable to a decrease in net interest income, partially offset by an increase in non-interest income.

Net Interest Income

            Net interest income after provision for loan losses decreased by $1.3 million, to $6.5 million for the year ended December 31, 2003, as compared to $7.8 million for the year ended December 31, 2002. The net interest margin decreased to 2.10% for the year ended December 31, 2003 from 2.72% for the year ended December 31, 2002, primarily as a result of a decrease in the interest rate spread to 2.00% for the year ended December 31, 2003, from 2.59% for the year ended December 31, 2002. The decreases in net interest margin and interest rate spread are primarily the result of the negative impact of refinancing activity on the yield of the Bank's loan portfolio, as well as redeployment of cash flows from long term fixed rate mortgage loans into shorter term securities. This was partially offset by a decrease in the cost of funds.

Interest Income

            Interest income for the year ended December 31, 2003 was $13.9 million compared to $16.3 million for the year ended December 31, 2002. The decrease in interest income was primarily due to a 1.12% decrease in the yield on interest-earning assets, from 5.65% in 2002 to 4.53% in 2003. The decrease in yield was the result of an increase in refinance and prepayment activity in a lower

Next Page

interest rate environment, as well as the redeployment of cash flows into short term securities, which typically have a lower yield than long term fixed rate mortgage loans. This was partially offset by a $19.3 million increase in the average balance of total interest earning assets, consisting primarily of an increase in the average balance of equity securities.

Interest Expense

            Interest expense for the year ended December 31, 2003 was $7.5 million compared to $8.5 million for the year ended December 31, 2002. The decrease was primarily the result of a 0.53% decrease in the average cost of funds, from 3.06% in 2002 to 2.53% in 2003, also a result of the lower interest rate environment. This was partially offset by a $19.2 million increase in the average balance of interest-bearing liabilities resulting from increases in both deposits and Federal Home Loan Bank advances.

Provision for Loan Losses

            The Company did not record a provision for loan losses for the year ended December 31, 2003. The allowance was $969,000, equal to 0.71% of total loans and 332.99% of non-performing loans as of December 31, 2003. The company had non-performing assets totaling $291,000 as of December 31, 2003. The amount of the provision and allowance for probable incurred losses on loans is influenced by current economic conditions, actual loss experience, industry trends and other factors, such as adverse economic conditions, including declining real estate values, in the Company's market area. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the Company's allowance for losses on loans. While the Company's actual loss experience in recent years has been minimal, management recognizes that the recent slowdown in the economy increases the need for an allowance level not immediately suggested by past experience. While management believes the existing allowance level is appropriate, future adjustment to the allowance may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control.

Non-Interest Income

            Non-interest income increased $755,000 to $2.5 million for the year ended December 31, 2003 compared to non-interest income of $1.7 million for the year ended December 31, 2002. The increase was primarily attributable to a gain on the sale of securities of $870,000 for 2003, as compared to a gain of $571,000 for 2002. In addition, fees and service charges increased from $736,000 for 2002 to $892,000 for 2003, due primarily to an increase in service charges on checking accounts. Finally, other non-interest income increased from $401,000 for 2002 to $701,000 for 2003, due primarily to income derived from the Bank's investment in bank owned life insurance.

Non-Interest Expense

            Non-interest expense was $6.5 million for the year ended December 31, 2003, relatively unchanged from the year ended December 31, 2002. The increase of $50,000 in non-interest expense was primarily attributable to an increase in benefit-related compensation expense, as well

Next Page

as increases in compensation and marketing expenses associated with the new Bolingbrook branch, which opened in December of 2002.

Provision for Income Taxes

            The Company's federal and state income tax expense decreased from $1.03 million for the year ended December 31, 2002 to $731,000 for the year ended December 31, 2003. The $300,000 decrease in income tax expense was the result of the $676,000 decrease in net income before income taxes.

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

Net Interest Income

            Net interest income after provision for loan losses increased by $348,000, to $7.8 million for the year ended December 31, 2002, as compared to $7.5 million for the year ended December 31, 2001. The net interest margin decreased to 2.72% for the year ended December 31, 2002 from 2.82% for the year ended December 31, 2001. The Company's interest rate spread decreased to 2.59% for the year ended December 31, 2002, from 2.63% for the year ended December 31, 2001. The decreases in net interest margin and interest rate spread are primarily the result of the negative impact of refinancing activity on the yield of the Bank's loan portfolio, as well as redeployment of cash flows from long term fixed rate mortgage loans into shorter term securities. This was partially offset by a decrease in the cost of funds.

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

Next Page

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

Provision for Loan Losses

            The Company did not record a provision for loan losses for the year ended December 31, 2002. The allowance was $969,000, equal to 0.66% of total loans and 233.49% of non-performing loans as of December 31, 2002. The company had non-performing assets totaling $415,000 as of December 31, 2002. The amount of the provision and allowance for probable incurred losses on loans is influenced by current economic conditions, actual loss experience, industry trends and other factors, such as adverse economic conditions in the Company's market area. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the Company's allowance for losses on loans. While the Company's actual loss experience in recent years has been minimal, management believes that the substantial growth in the loan portfolio in recent years, including the continued increase in multi-family loans, warrant the current level of the allowance for losses. Management also recognizes that the recent slowdown in the economy increases the need for an allowance level not immediately suggested by past experience. While management believes the existing allowance level is appropriate, future adjustment to the allowance may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control.

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

Next Page

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

	Year Ended December 31,
	2003			2002			2001
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in Thousands)

Interest Earning Assets:
Loans receivable(1)	$140,246	$ 8,528	6.08%	$150,051	$10,328	6.88%	$160,420	$11,704	7.30%
Mortgage-backed securities(2)	94,899	3,332	3.51	90,724	4,212	4.64	64,926	4,171	6.42
Securities(2)	8,150	360	4.42	6,928	370	5.34	11,232	762	6.78
Interest-bearing deposits	24,976	253	1.01	20,026	302	1.51	10,855	308	2.84
Other earning assets(3)	39,297	1,460	3.72	20,565	1,080	5.25	17,800	1,036	5.82
Total earning assets(1)	307,568	13,933	4.53	288,294	16,292	5.65	265,233	17,981	6.78
Non-interest earning assets	14,916			13,371			11,854
Total assets	$322,484			$301,665			$277,087

Interest-Earning Liabilities:
Savings deposits	$ 78,434	519	0.66	$ 71,080	$ 959	1.35	$ 61,753	1,545	2.50
Demand and NOW	31,197	59	0.19	28,250	79.28		26,076	267	1.02
MMDA	10,185	87	0.85	10,225	131	1.28	9,408	263	2.80
Certificates of Deposit	87,505	2,220	2.54	85,479	2,824	3.30	85,808	4,386	5.11
Borrowings	88,408	4,593	5.20	81,485	4,463	5.48	70,036	4,032	5.76
Total interest-bearing liabilities	295,729	7,478	2.53	276,519	8,456	3.06	253,081	10,493	4.15

Non-interest-bearing liabilities	4,694			4,125			3,974
Total liabilities	300,423			280,644			257,055

Equity	22,061			21,021			20,032
Total liabilities and equity	$322,484			$301,665			$277,087

Net interest/spread		$ 6,455	2.00%		$ 7,836	2.59%		$ 7,488	2.63%
Margin			2.10%			2.72%			2.82%
Assets to liabilities	104.00%			104.26%			104.80%
_____________________________
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

	At December 31,
	2003	2002	2001	2000	1999

Weighted average yield on:
Loans receivable(1)	6.00%	6.69%	7.13%	7.52%	7.25%
Mortgage-backed securities(2)	4.09	4.49	5.19	7.23	6.96
Securities(2)	4.09	4.34	6.00	6.79	6.73
Other interest-earning assets	2.73	2.47	3.13	6.76	4.37
Combined weighted average yield on interest-earning assets	4.69	5.42	6.17	7.35	6.97

Weighted average rate paid on:
Passbook savings	.50	1.00	1.75	2.75	2.85
NOW	.20	.25	0.50	1.50	1.70
MMDA	.75	.95	1.65	3.27	3.20
Certificates of deposit	1.21	1.73	2.66	5.70	4.98
Borrowings	4.91	5.31	5.60	6.09	5.22
Combined weighted average rate paid on interest-bearing liabilities	2.89	2.82	3.49	4.61	4.11

Spread	1.80%	2.60%	2.68%	2.74%	2.86%

__________________
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

	Year Ended December 31, 2003 vs. 2002			Year Ended December 31, 2002 vs. 2001
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)

Interest-earning assets:
Loans receivable(1)	$(647)	$(1,153)	$(1,800)	$(734)	$ (642)	$(1,376)
Mortgage-backed securities	186	(1,066)	(880)	1,387	(1,346)	41
Securities	60	(70)	(10)	(252)	(140)	(392)
Interest-bearing deposits	64	(113)	(49)	182	(188)	(6)
Other earning assets	766	(386)	380	151	(107)	44
Total interest-earning assets	429	(2,788)	(2,359)	734	(2,423)	(1,689)

Interest-bearing liabilities:
Passbook savings	91	(531)	(440)	207	(793)	(586)
NOW	8	(28)	(20)	21	(209)	(188)
MMDA	(1)	(43)	(44)	21	(153)	(132)
Certificates of deposit	65	(669)	(604)	(17)	(1,545)	(1,562)
Borrowings	367	(237)	130	634	(203)	431

Total interest-bearing liabilities	530	(1,508)	(978)	866	(2,903)	(2,037)

Net interest/spread	$(101)	$(1,280)	$(1,381)	$(132)	$ 480	$ 348

(1) Includes loans held for sale.

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

            Net Portfolio Value. Management utilizes the net portfolio value ("NPV") analysis to quantify interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an immediate and sustained 200 basis point change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Pursuant to this regulation, thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Based upon its level of interest rate risk at December 31, 2003, the Bank would not be required to take a deduction from total capital available to meet its risk-based capital requirement.

Next Page

            The following table sets forth, at December 31, 2003, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (±300 basis points, measured in 100 basis point increments). As of December 31, 2003, due to the current level of interest rates, the Office of Thrift Supervision no longer provides NPV estimates for decreases in interest rates greater than 100 basis points.

Change in Interest Rates	Net Portfolio Value			NPV as % of PV of Assets
(Basis Points)	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in Thousands)

+300	$17,146	(12,443)	(42)%	5.63%	(344)bp
+200	21,956	(7,634)	(26)%	7.03%	(204)bp
+100	26,332	(3,258)	(11)%	8.24%	(83)bp
---	29,590	---	---	9.07%	---bp
-100	30,088	498	2%	9.11%	4 bp
-200	---	---	---%	---%	---bp
-300	---	---	---%	---%	---bp

            For comparative purposes, the table below sets forth, at December 31, 2002, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (±300 basis points, measured in 100 basis point increments).

Change in Interest Rates	Net Portfolio Value			NPV as % of PV of Assets
(Basis Points)	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in Thousands)

+300	$23,394	(6,371)	(21)%	7.49%	(158)bp
+200	27,202	(2,563)	(9)%	8.53%	(54)bp
+100	29,878	113	0%	9.20%	13bp
---	29,765	---	---	9.07%	---bp
-100	27,672	(2,093)	(7)%	8.38%	(69)bp
-200	---	---	---%	---%	---bp
-300	---	---	---%	---%	---bp

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

Next Page

            Management believes the current level of the Company's interest rate risk is acceptable, although active asset and liability management will be necessary to maintain interest rate risk at acceptable levels. Therefore, management may consider such actions as sales of originated loans, sales of securities from the available for sale portfolio, and obtainment of additional Federal Home Loan Bank advances as a means of managing interest rate risk in the future.

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

            The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows provided by operating activities were $3.1 million and $2.5 million for the years ended December 31, 2003 and December 31, 2002, respectively. Net cash from investing activities consisted primarily of proceeds from maturities and repayments of securities and loans, offset by purchases of securities and loan originations. Net cash from financing activities consisted primarily of borrowings from the FHLB, a note payable and deposit growth, offset by purchases of treasury stock and payment of dividends.

            The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 2003, cash and cash equivalents totaled $14.0 million. The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Company may also utilize the sale of securities available-for-sale and Federal Home Loan Bank advances as a source of funds.

            At December 31, 2003, the Bank had outstanding commitments to originate loans of $1.1 million, all of which had fixed interest rates. These loans are to be secured by properties located in its market area. The Bank anticipates that it will have sufficient funds available to meet its current

Next Page

loan commitments. Certificates of deposit which are scheduled to mature in one year or less from December 31, 2003 totaled $56.7 million. Management believes that a significant portion of such deposits will remain with the Bank.

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

            Hemlock Federal is subject to various regulatory capital requirements imposed by the OTS. At December 31, 2003, Hemlock Federal was in compliance with all applicable capital requirements on a fully phased-in basis. See "Regulation - Regulatory Capital Requirements" and Note 13 of the Notes to the Consolidated Financial Statements.

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

            At December 31, 2003, the Bank continued to exceed all regulatory capital requirements with tangible and core capital of $20.9 million, or 6.7% of adjusted total assets, which were approximately $8.5 million above the core minimum requirement and $16.2 million above tangible minimum requirements of 4.0% and 1.5%, respectively, of the adjusted total assets in effect on that date. On December 31, 2003, the Bank had risk-based capital of $20.9 million plus $1.0 million in supplemental capital, or 15.1% of risk-weighted assets of $144.7 million. This amount was $10.3 million above the 8.0% requirement in effect on that date. Under regulatory guidelines, the Bank was considered well-capitalized at December 31, 2003.

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

Next Page

direction or to the same extent as the prices of goods and services. In the current interest rate environment, liquidity and maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

Critical Accounting Policies

            Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

            A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

            The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The specific component is based on an analysis performed on a case-by-case basis for large balance loans and on a fixed percentage for smaller balance homogenous pools of classified loans. The general component is formula-based and covers all non-classified loans. The formula assigns a risk adjustment percentage based on various factors including historical loss experience, the local and national economic environment and peer group data to the outstanding balances of various loan sub-groups. The formula then calculates an allocation for each sub-group as well as a total for all loans held in portfolio.

            Management recognizes a certain level of imprecision exists in the manner in which the allowance for loan losses is calculated, owing to intangible factors which cannot be quantified for inclusion in a formula. Therefore, management has historically maintained a certain level of unallocated allowance over and above that which is calculated using the above referenced components.

            Finally, management regularly monitors the performance of the loan portfolio with regards to levels of criticized and classified loans, as well as assessing regional economic factors which may impact the loan portfolio. This enables us to regularly evaluate the adequacy of the allowance.

            Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Upon adopting new accounting guidance in 2002, the

Next Page

Company ceased amortizing goodwill. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

            The test for impairment consists of determining the cash flows associated with the various assets and liabilities acquired in the purchase. A net cash flow is then calculated, and projected out4 into the future using reasonable business assumptions. A discounted cash flow model is then employed to determine the fair value of future cash flows. If this fair value is less than the carrying amount of the goodwill, an impairment exists, and the goodwill must be written down to equal the fair value. As of December 31, 2003, the goodwill reported by the company was not impaired.

            Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from whole bank and branch acquisitions. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives. Intangible assets are also reviewed periodically for impairment based on the underlying relationships.

            As of December 31, 2003, we did not realize any significant deterioration of these acquired relationships and in turn, have not recognized any impairment on the intangible assets.

            Temporary Decline in Fair Value of Debt Securities: The fair value of certain debt securities was less than amortized cost. Management believes the decline in market value below cost does not represent an other-than-temporary impairment, and thus no loss was recognized on the income statement. Management reviews the credit ratings and repayment ability of the issuers, in conjunction with the effect of interest rates in determining the impairment status of individual securities.

Contractual Obligations, Commitments, Contingent Liabilities and Off-Balance Sheet Arrangements

            The following table presents, as of December 31, 2003, the Company's significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

	In thousands
	Note Reference	One Year or Less	One to Three Years	Over Three Years	Total
Long-Term Debt
FHLB Borrowings	7	$6,400	$23,947	$49,460	$79,807

Total		$6,400	$23,947	$49,460	$79,807

Other Contractual Obligations
Non-Cancelable Operating Leases	4	$ 88	$ 133	$ 14	$ 235

Next Page

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

Next Page

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Hemlock Federal Financial Corporation
Oak Forest, Illinois

We have audited the accompanying consolidated statements of financial condition of Hemlock Federal Financial Corporation and Subsidiary (the Corporation) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hemlock Federal Financial Corporation and Subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC
Oak Brook, Illinois
January 30, 2004

20.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002
(Dollars in thousands)

	2003	2002
ASSETS
Cash and due from banks	$ 4,210	$ 6,037
Interest-bearing deposits in financial institutions	9,770	22,167
Cash and cash equivalents	13,980	28,204
Securities available-for-sale	65,355	39,885
Securities held-to-maturity (fair value: 2003 - $81,510;
2002 - $80,473)	79,986	77,444
Loans receivable, net	135,655	147,436
Federal Home Loan Bank stock, at cost	10,647	10,136
Accrued interest receivable	1,254	1,234
Goodwill	903	903
Other intangible assets	411	501
Premises and equipment, net	4,921	4,964
Bank-owned life insurance	5,294	5,068
Prepaid expenses and other assets	368	386
Total assets	$318,774	$316,161

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits	$206,672	$201,725
Advances from Federal Home Loan Bank	79,807	82,710
Note payable	6,500	6,350
Advance payments by borrowers for taxes and insurance	1,097	1,323
Accrued interest payable and other liabilities	2,355	2,569
Total liabilities	296,431	294,677
Stockholders' equity
Common stock	21	21
Additional paid-in capital	21,221	20,838
Unearned ESOP shares	(498)	(665)
Unearned stock awards	(74)	(109)
Treasury stock, at cost	(17,958)	(17,788)
Retained earnings	19,431	18,384
Accumulated other comprehensive income	200	803
Total equity	22,343	21,484
Total liabilities and stockholders' equity	$318,774	$316,161

See accompanying notes to consolidated financial statements.

21.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

	2003	2002	2001
Interest income
Loans	$ 8,528	$10,328	$11,704
Mortgage-backed and collateralized mortgage
obligation securities	3,332	4,212	4,171
Securities	360	370	814
Other interest-earning assets	1,713	1,382	1,292
Total interest income	13,933	16,292	17,981

Interest expense
Deposits	2,885	3,993	6,461
Federal Home Loan Bank advances	4,378	4,203	3,648
Note payable	215	260	384
Total interest expense	7,478	8,456	10,493

Net interest income	6,455	7,836	7,488

Provision for loan losses	-	-	-

Net interest income after provision for loan losses	6,455	7,836	7,488

Noninterest income
Fees and service charges	892	736	842
Gain on sale of loans	-	-	172
Gain on sale of securities	870	571	280
Income from life insurance	226	68	-
Other	475	333	298
Total noninterest income	2,463	1,708	1,592

Noninterest expense
Compensation and employee benefits	3,665	3,557	3,299
Occupancy and equipment expenses	1,084	1,043	1,015
Data processing	437	398	426
Federal insurance premiums	32	34	34
Advertising and promotion	203	255	225
Other	1,087	1,171	1,105
Total noninterest expense	6,508	6,458	6,104

Income before provision for income taxes	2,410	3,086	2,976

Provision for income taxes	731	1,031	1,006

Net income	$1,679	$2,055	$1,970

Basic earnings per share	$1.86	$2.31	$2.18

Diluted earnings per share	$1.72	$2.16	$2.11

See accompanying notes to consolidated financial statements.

22.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Unearned ESOP Shares	Unearned Stock Awards	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity	Comprehensive Income
Balance at January 1, 2001	$ 21	$20,353	$(997)	$(590)	$(16,083)	$15,507	$ 892	$19,103

ESOP shares earned	-	199	166	-	-	-	-	365
Stock awards earned	-	(8)	-	247	-	-	-	239
Cash dividends ($.54 per share)	-	-	-	-	-	(558)	-	(558)
Purchase of treasury stock	-	-	-	-	(551)	-	-	(551)
Comprehensive income:
Net income	-	-	-	-	-	1,970	-	1,970	$1,970
Change in unrealized gain on
securities available-for-sale,
net of reclassification and
tax effects	-	-	-	-	-	-	306	306	306

Total comprehensive
income									$2,276

Balance at December 31, 2001	21	20,544	(831)	(343)	(16,634)	16,919	1,198	20,874

(Continued)

23.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Unearned ESOP Shares	Unearned Stock Awards	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity	Comprehensive Income

Balance at January 1, 2002	$ 21	$20,544	$(831)	$(343)	$(16,634)	$16,919	$1,198	$20,874

ESOP shares earned	-	274	166	-	-	-	-	440
Stock awards earned	-	-	-	234	-	-	-	234
Cash dividends ($.60 per share)	-	-	-	-	-	(590)	-	(590)
Exercise of 4,000 options	-	20	-	-	64	-	-	84
Purchase of treasury stock	-	-	-	-	(1,218)	-	-	(1,218)
Comprehensive income:
Net income	-	-	-	-	-	2,055	-	2,055	$2,055
Change in unrealized gain on
securities available-for-sale,
net of reclassification and
tax effects	-	-	-	-	-	-	(395)	(395)	(395)
Total comprehensive
income									$1,660

Balance at December 31, 2002	21	20,838	(665)	(109)	(17,788)	18,384	803	21,484

ESOP shares earned	-	318	167	-	-	-	-	485
Stock awards earned	-	-	-	35	-	-	-	35
Cash dividends ($. 65 per share)	-	-	-	-	(632)	-	(632)
Exercise of 11,050 options	-	65	-	-	178	-	-	243
Purchase of treasury stock	-	-	-	-	(348)	-	-	(348)
Comprehensive income:
Net income	-	-	-	-	-	1,679	-	1,679	$1,679
Change in unrealized gain on
securities available-for-sale,
net of reclassification and
tax effects	-	-	-	-	-	-	(603)	(603)	(603)
Total comprehensive
income									$ 1,076

Balance at December 31, 2003	$ 21	$21,221	$(498)	$(74)	$(17,958)	$19,431	$200	$22,343

See accompanying notes to consolidated financial statements.

24.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2003, 2002 and 2001
(Dollars in thousands)

	2003	2002	2001
Cash flows from operating activities
Net income	$ 1,679	$ 2,055	$ 1,970
Adjustments to reconcile net income to net cash provided
by operating activities
Depreciation and amortization	339	435	511
Amortization of premiums and discounts on securities, net	1,709	(312)	366
Net gain on sale of securities	(870)	(571)	(280)
Deferred income taxes expense	214	433	343
ESOP compensation expense	485	440	365
Stock awards expense	35	234	239
Change in loans held for sale	-	-	(8,067)
Net gain on sale of loans	-	-	(172)
FHLB stock dividends	(511)	(200)	(248)
Increase in value of bank-owned life insurance	(226)	(68)	-
Net change in accrued interest receivable	20	(18)	279
Net change in accrued interest payable and other liabilities	8	(175)	233
Amortization of deferred loan costs	243	(91)	(28)
Net change in other assets	(18)	334	(2)
Net cash provided by (used in) operating activities	3,105	2,496	(4,491)

Cash flows from investing activities
Purchase of securities available-for-sale	(66,004)	(15,909)	(9,208)
Proceeds from sales of securities available-for-sale	8,087	2,196	2,347
Principal payments on mortgage-backed securities and
collateralized mortgage obligations	80,057	31,144	28,103
Purchase of securities held-to-maturity	(52,980)	(51,224)	(28,801)
Proceeds from maturities and calls of securities	1,000	9,875	7,000
Purchase of FHLB stock	-	(6,191)	-
Purchase of bank-owned life insurance	-	(5,000)	-
Net change in loans	11,538	9,128	6,615
Property and equipment expenditures	(206)	(1,603)	(284)
Net cash provided by (used in) investing activities	(18,508)	(27,584)	5,772

Cash flows from financing activities
Net change in deposits	4,947	12,269	10,032
Increase in advance payments by borrowers for taxes
and insurance	(226)	(228)	(78)
Notes payable	150	550	550
Borrowings from FHLB	4,097	13,725	30,985
Repayments of FHLB advances	(7,000)	-	(31,450)
Purchase of treasury stock	(348)	(1,218)	(551)
Exercise of stock options	191	69	-
Dividends paid	(632)	(590)	(558)
Net cash provided by financing activities	1,179	24,577	8,930

Net change in cash and cash equivalents	(14,224)	(511)	10,211

Cash and cash equivalents at beginning of year	28,204	28,715	18,504

Cash and cash equivalents at end of year	$13,980	$28,204	$28,715

(Continued)

25.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2003, 2002 and 2001
(Dollars in thousands)

	2003	2002	2001

Supplemental disclosures of cash flow information
Cash paid during the year for
Interest	$7,550	$8,500	$10,610
Income taxes	261	585	701

Supplemental disclosure of noncash investing and financing activities
Transfer of loans held for sale to loans	-	8,595	-

See accompanying notes to consolidated financial statements.

26.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
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

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

(Continued)

27.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Upon adopting new accounting guidance in 2002, the Company ceased amortizing goodwill. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from whole bank and branch acquisitions. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives.

(Continued)

28.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
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

Stockholders' Equity: Common stock has $.01 par value, and 2,500,000 shares are authorized. There were 2,076,325 common shares issued at December 31, 2003 and 2002, including 1,107,989 shares and 1,107,139 shares held in treasury, respectively. Treasury stock is carried at cost.

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

29.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2003	2002	2001

Net income as reported	$1,679	$2,055	$1,970
Pro forma net income	1,669	1,747	1,762

Earnings per share as reported
Basic	$1.86	$2.31	$2.18
Diluted	1.72	2.16	2.11

Pro forma earnings per share
Basic	$1.84	$2.08	$1.95
Diluted	1.71	1.83	1.89

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
December 31, 2003, 2002, and 2001
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

Adoption of New Accounting Standards: During 2003, the Company adopted FASB Statement No. 149, Amendment of Statement on Derivative Instruments and Hedging Activities; FASB Statement No. 150, Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equities; FASB Statement No. 132 (revised 2003), Employers' Disclosures About Pensions and Other Postretirement Benefits; FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees; and FASB Interpretation No. 46, Consolidation of Variable Interest Entities.

Adoption of these new standards did not materially affect the Company's operating results or financial condition.

Reclassifications: Certain items in the financial statements as of and for the years ended December 31, 2002 and 2001 have been reclassified, with no effect on net income, to conform to the current year presentation.

NOTES 2 - SECURITIES

Securities consist of the following at:

	December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value

Securities available-for-sale
FHLMC stock	$ 7,517	$ 985	$ (600)	$ 7,902
FNMA stock	5,495		(799)	4,696
Mortgage-backed securities	24,004	322	(126)	24,200
Collateralized mortgage obligations	4,898	67	-	4,965
Other equity securities	23,113	621	(142)	23,592
	$ 65,027	$ 1,995	$ (1,667)	$ 65,355

Securities held-to-maturity
U.S. government agencies	$ 18,472	$ 277	$ (2)	$ 18,747
Mortgage-backed securities	56,212	1,321	(75)	57,458
Collateralized mortgage obligations	5,302	3	-	5,305
	$ 79,986	$ 1,601	$ (77)	$ 81,510

(Continued)

31.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 2 - SECURITIES (Continued)

	December 31, 2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value

Securities available-for-sale
FHLMC stock	$ 7,519	$ 1,102	$ (425)	$ 8,196
FNMA stock	5,495	-	(495)	5,000
Mortgage-backed securities	14,670	493	-	15,163
Collateralized mortgage obligations	8,541	87	-	2,901
Other equity securities	2,344	557	-	2,901
	$ 38,569	$ 2,239	$ (923)	$ 39,885

Securities held-to-maturity
U.S. government agencies	$ 5,147	$ 272	$ -	$ 5,419
Mortgage-backed securities	52,043	2,439	-	54,482
Collateralized mortgage obligations	20,254	318	-	20,572
	$ 77,444	$ 3,029	$ -	$ 80,473

Equity securities at December 31, 2003 includes approximately $18,170,000 in mutual funds managed by a single issuer invested primarily in short-term government obligations and pools of adjusted rate mortgage loans.

The amortized cost and estimated market value of debt securities at December 31, 2003 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity		Available-for-Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Due after five years through ten years	$11,415	$11,679	$ -	$ -
Due over ten years	7,057	7,068	-	-
	18,472	18,747	-	-

FHLMC stock	-	-	7,517	7,902
FNMA stock	-	-	5,495	4,696
Mortgage-backed securities and collateralized
mortgage obligations	61,514	62,763	28,902	29,165
Other equity securities	-	-	23,113	23,592

	$79,986	$81,510	$65,027	$65,355

(Continued)

32.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 2 - SECURITIES (Continued)

Sales of securities available-for-sale are summarized as follows:

	For the Year Ended December 31,
	2003	2002	2001

Proceeds	$8,087	$2,196	$2,347
Gross realized gains	888	582	284
Gross realized losses	(18)	(11)	(4)

Securities with unrealized losses at year-end 2003 not recognized in income are as follows:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

FHLMC stock	$ -	$ -	$4,400	$600	$4,400	$ 600
FNMA stock	-	-	4,696	799	4,696	799
Mortgage-backed
securities	22,637	201	-	-	22,637	201
U.S. government
agencies	1,998	2	-	-	1,998	2
Other equity securities	10,507	142	-	-	10,507	142

Total temporarily
impaired	$35,142	$345	$9,096	$1,399	$44,238	$1,744

All of the following are considered, to determine whether or not the impairment of these securities is other-than-temporary. None of the securities have call provisions and dividend payments are received regularly. There are no concerns of credit losses and there is nothing to indicate that full principal will not be received. Management considers the unrealized losses to be market driven due to the fact that the dividend rates on these preferred issuances will periodically adjust to reflect current market interest rates. No loss will be incurred unless the securities are sold. While these securities are held in the available for sale portfolio, the current intent is to hold these for the foreseeable future. These securities are held at the Bank. The Bank does not have a history of actively trading securities, but keeps the securities available for sale should liquidity or other needs develop that would warrant the sale of securities.

(Continued)

33.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 3 - LOANS RECEIVABLE

Loans receivable consist of the following:

	December 31,
	2003	2002

First mortgage loans
Secured by one-to-four-family residences	$108,091	$112,006
Secured by multi-family	18,748	27,730
Secured by commercial real estate	151	192
	126,990	139,928
Net deferred loan origination costs	525	768
Total first mortgage loans	127,515	140,696

Consumer and other loans
Home equity loans	8,945	7,491
Loans on deposits	103	82
Automobile loans	61	136
Total consumer and other loans	9,109	7,709
Less allowance for loan losses	969	969

	$135,655	$147,436

There were no impaired loans at December 31, 2003 or 2002.

All loans past due greater than 90 days are placed on nonaccrual status. Nonaccrual loans totaled approximately $291,000 and $415,000 at December 31, 2003 and 2002, respectively. The approximate amounts of interest income that would have been recorded under the original terms of such loans and the interest income actually recognized were not material.

The Corporation is not committed to lend additional funds to debtors whose loans have been modified.

(Continued)

34.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 3 - LOANS RECEIVABLE (Continued)

In the normal course of business, loans are made to executive officers, directors, and principal stockholders of the Corporation and its subsidiaries and to parties that the Corporation or its directors, executive officers, and stockholders have the ability to significantly influence (related parties). Changes in such loans during the year ended December 31, 2003 follow:

Balance at December 31, 2002	$1,257
New loans, extensions, and modifications	460
Repayments	(482)

Balance at December 31, 2003	$1,235

The Corporation's lending activities have been concentrated primarily in Cook County, Illinois, where its main office is located. The largest portion of the Corporation's loans are originated for the purpose of enabling borrowers to purchase residential real estate property secured by first liens on such property. At December 31, 2003, approximately 79.7% of the Corporation's loans were secured by owner-occupied, one-to-four-family residential property. The Corporation requires collateral on all loans and generally maintains loan-to-value ratios of 80% or less.

Activity in the allowance for loan losses is summarized as follows:

	Year Ended December 31,
	2003	2002	2001
Balance at beginning of year	$969	$969	$969
Provision charged to income	-	-	-
Charge-offs	-	-	-
	$969	$969	$969

(Continued)

35.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment consists of the following at:

	December 31,
	2003	2002
Land	$1,592	$1,592
Building and landscaping	4,160	4,120
Leasehold improvements	102	102
Furniture, fixtures, and equipment	949	782
Total cost	6,803	6,596

Accumulated depreciation	(1,882)	(1,632)
	$4,921	$4,964

Depreciation expense was $249, $343, and $353 for 2003, 2002, and 2001.

NOTE 5 - GOODWILL AND INTANGIBLE ASSETS

Goodwill is no longer amortized starting in 2002. The effect of not amortizing goodwill is summarized as follows:

	2003	2002	2001

Reported net income	$1,679	$2,055	$1,970
Addback: Goodwill amortization	-	-	67

Adjusted net income	$1,679	$2,055	$2,037

Basic earnings per share
Reported net income	$1.86	$2.31	$2.18
Goodwill amortization	-	-	.07

Adjusted net income	$1.86	$2.31	$2.25

Diluted earnings per share
Reported net income	$1.72	$2.16	$2.11
Goodwill amortization	-	-	.07

Adjusted net income	$1.72	$2.16	$2.18

(Continued)

36.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 5 - GOODWILL AND INTANGIBLE ASSETS (Continued)

Other intangible assets consist entirely of core deposit intangibles. Amortization expense for the core deposit intangible was $92,000, $90,000, and $91,000 for 2003, 2002, and 2001, respectively.

Estimated amortization expense for each of the next five years is as follows:

2004	$91
2005	91
2006	91
2007	91
2008	47

NOTE 6 - DEPOSITS

Certificate of deposit accounts with balances of $100,000 or more totaled $14,121,000 and $14,062,000 at December 31, 2003 and 2002, respectively. Deposits greater than $100,000 are not insured.

At December 31, 2003, scheduled maturities of certificates of deposit are as follows:

2004	$56,745
2005	12,666
2006	5,040
2007	7,064
2008	2,292

$83,807

(Continued)

37.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 7 - ADVANCES FROM THE FHLB

Advances from the FHLB are summarized as follows:

	December 31,
	2003		2002
	Weighted Average Rate	Amount	Weighted Average Rate	Amount

Advances from the FHLB due
2003			6.28%	$7,000
2004	5.54%	$6,400	5.54	6,400
2005	4.79	17,097	5.76	13,000
2006	5.36	6,850	5.36	6,850
2007	3.76	10,485	3.76	10,485
2008	4.96	20,500	4.96	20,500
2009	5.07	4,475	5.07	4,475
2010	6.37	14,000	6.37	14,000

Total	5.10%	$79,807	5.37%	$82,710

At December 31, 2003, $44 million of the FHLB advances have various call provisions including semi-annual and annual call dates. The Corporation will incur a penalty if the advances are repaid prior to their maturity dates.

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

NOTE 8 - NOTE PAYABLE

At year end, the Corporation had the following note payable outstanding:

	2003	2002
$6,500,000 revolving line of credit; one-year term maturing March 5; variable rate at three-month LIBOR plus 1.75%, 2.63% - 2003 and 4.00% - 2002; interest due quarterly, principal at maturity.	$6,500	$6,350

(Continued)

38.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 8 - NOTE PAYABLE (Continued)

The note is secured by 100% of the Bank's outstanding common stock. The Corporation uses the line for repurchases of the Corporation's stock. Among other restrictions, under the debt agreement with LaSalle, the Bank must remain well capitalized. The Corporation was in compliance with the financial covenants at December 31, 2003.

NOTE 9 - INCOME TAXES

An analysis of the provision for income taxes consists of the following:

	For the Year Ended December 31,
	2003	2002	2001
Current
Federal	$459	$508	$610
State	58	90	53
Deferred	214	433	343

	$731	$1,031	$1,006

The provision for income taxes differs from that computed at the statutory corporate tax rate as follows:

	For the Year Ended December 31,
	2003		2002		2001

Provision for federal
income taxes computed
at statutory rate of 34%	$819	34.0%	$1,049	34.0%	$1,012	34.0%
State income taxes,
net of federal tax
effect and other	(88)	(3.7)	(18)	(.6)	(6)	(.2)

	$731	30.3%	$1,031	33.4%	$1,006	33.8%

Deferred tax assets (liabilities) are comprised of the following:

	December 31,
	2003	2002

Contributions	$30	$72
Loans, principally due to allowance for loan losses	376	355
Net operating loss carryforwards acquired	94	185
Total deferred tax assets	500	612

(Continued)

39.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 9 - INCOME TAXES (Continued)

	December 31,
	2003	2002

Unrealized gain on securities available-for-sale	$(128)	$(513)
Purchase accounting adjustments	(178)	(179)
Depreciation	(257)	(172)
FHLB stock dividends	(545)	(335)
Deferred loan fees	(213)	(308)
Other	(116)	(213)
Total deferred tax liabilities	(1,437)	(1,720)

Net deferred tax liabilities	$(937)	$(1,108)

The federal net operating loss carryforward of approximately $278,000 expires from 2010 through 2019.

The Bank has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts that differs from the provision charged to income on the financial statements. Retained earnings at December 31, 2003 and 2002 include approximately $3,781,000 for which no deferred federal income tax liability has been recorded.

NOTE 10 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators for earnings per share computations for 2003, 2002, and 2001 is presented below.

	2003	2002	2001

Basic earnings per share
Net income available to common stockholders	$1,679	$2,055	$1,970

Weighted average common shares outstanding	904,990	889,875	903,450

Basic earnings per share	$1.86	$2.31	$2.18

Earnings per share assuming dilution
Net income available to common stockholders	$1,679	$2,055	$1,970

(Continued)

40.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 10 - EARNINGS PER SHARE (Continued)

	2003	2002	2001

Weighted average common shares outstanding	904,990	889,875	903,450
Add dilutive effect of assumed exercises:
Incentive stock options	1,264	2,681	2,622
Stock awards	68,770	60,360	27,527
Weighted average common and dilutive
potential common shares outstanding	975,024	952,916	933,599
Diluted earnings per share	$1.72	$2.16	$2.11

NOTE 11 - EMPLOYEE BENEFIT PLANS

An employee profit sharing plan was approved by the Board of Directors effective January 1, 1985. The plan covers employees having over one year of service (one thousand working hours) and who are at least 21 years of age. Contributions to the profit sharing plan are determined and approved annually by the Corporation's Board of Directors. There were no contributions for the years ended December 31, 2003, 2002, and 2001.

As part of the conversion transaction, the Corporation established an ESOP for the benefit of substantially all employees. The ESOP borrowed $1,661,060 from the Corporation and used those funds to acquire 166,106 shares of the Corporation's stock at $10 per share.

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

During 2003, 2002, and 2001, 16,611 shares of stock with an average fair value of $29.20, $26.50, and $21.96 per share, respectively, were committed to be released, resulting in ESOP compensation expense of $485,000, $440,000, and $365,000, respectively. Shares held by the ESOP at December 31 are as follows:

(Continued)

41.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 11 - EMPLOYEE BENEFIT PLANS (Continued)

	2003	2002	2001

Allocated shares	116,276	99,665	83,054
Unallocated shares	49,830	66,441	83,052

Total ESOP shares	166,106	166,106	166,106

Fair value of unallocated shares	$1,434	$1,794	$2,139

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

A summary of the status of the Corporation's stock option plan and changes during the years ended are presented below:

	2003		2002		2001
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price

Outstanding
at beginning of year	240,216	$18.95	186,716	$17.17	186,716	$17.17
Granted	-	-	57,500	24.60	-	-
Exercised	(11,050)	17.25	(4,000)	17.25	-	-
Forfeited	-	-	-	-	-	-

Outstanding
at end of year	229,166	$19.03	240,216	$18.95	186,716	$17.17

(Continued)

42.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 11 - EMPLOYEE BENEFIT PLANS (Continued)

Options outstanding at year-end 2003 were as follows.

	Outstanding			Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

$13.88 - $14.88	12,305	6.3	$14.55	8,183	$14.49
$17.13 - $17.25	159,361	3.8	17.25	159,361	17.25
$24.60	57,500	8.5	24.60	44,860	24.60

Outstanding at year end	229,166			212,404

	2003	2002	2001
Options exercisable at end of year	212,404	222,816	147,776
Weighted-average fair value of
options granted during year	$ -	$3.04	$ -
Average remaining option term	5.27 years	5.9 years	5.9 years

In connection with the conversion to stock ownership, the Corporation adopted a Management Recognition and Retention Plan (MRP). In 1999, the Corporation contributed $1.4 million, which allowed the MRP to acquire 83,053 shares of common stock of the Corporation, at an average cost of $17.25 per share, to be awarded to directors and key employees. These shares vest over a five-year period. The unamortized cost of shares not yet earned (vested) is reported as a reduction of stockholders' equity. MRP compensation expense totaled $35,000, $234,000, and $239,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

NOTE 12 - TREASURY STOCK

An analysis of changes in the number of shares of treasury stock outstanding follows:

	2003	2002	2001

Balance at January 1	1,107,139	1,063,139	1,036,639
Reissue shares for exercise of stock options	(11,050)	(4,000)	-
Treasury stock purchases	11,900	48,000	26,500

Balance at December 31	1,107,989	1,107,139	1,063,139

(Continued)

43.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
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

At year end, actual capital levels of the Bank and minimum required levels were:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2003
Total capital (to risk-
weighted assets)	$21,886	15.1%	$11,572	8.0%	$14,465	10.0%
Tier 1 (core) capital (to risk--
weighted assets)	20,917	14.5	5,786	4.0	8,679	6.0
Tier 1 (core) capital (to adjusted -
total assets)	20,917	6.7	12,457	4.0	15,571	5.0
Tangible capital (to tangible assets)	20,917	6.7	4,671	1.5	N/A	N/A
2002
Total capital (to risk--
weighted assets)	$23,201	16.7%	$11,095	8.0%	$13,869	10.0%
Tier 1 (core) capital (to risk--
weighted assets)	22,150	16.0	5,548	4.0	8,321	6.0
Tier 1 (core) capital (to adjusted -
total assets)	22,150	7.1	12,432	4.0	15,540	5.0
Tangible capital (to tangible assets)	22,150	7.1	4,662	1.5	N/A	N/A

(Continued)

44.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 13 - REGULATORY MATTERS (Continued)

At December 31, 2003, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

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

NOTE 14 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

	2003	2002	2001

Unrealized holding gains and losses on
securities available-for-sale	$(118)	$(76)	$781
Reclassification adjustments for (gains)
and losses recognized in income	(870)	(571)	(280)
Net unrealized gains and (losses)	(988)	(647)	501
Tax effect	(385)	(252)	195

Other comprehensive income	$(603)	$(395)	$306

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
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 15 - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK
        (Continued)

	Contract Amount December 31,
	2003	2002
Financial instruments whose contract amounts represent
credit risk
Commitments to extend credit, including loans in process	$1,098	$2,944
Unused lines of credit	6,592	5,843

At December 31, 2003 and 2002, all commitments to extend credit had fixed rates. These are due to expire within 1 to 60 days of issuance and have rates ranging from 5.25% to 6.50%.

Financial instruments that potentially subject the Corporation to concentrations of credit risk include interest-bearing deposit accounts in other financial institutions and loans. At December 31, 2003 and 2002, the Corporation had deposit accounts with balances totaling approximately $9,396,000 and $22,165,000, respectively, at the Federal Home Loan Bank of Chicago. Concentrations of loans are described in Note 3.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

At December 31, 2003 and 2002, the Corporation was obligated under noncancelable operating leases for office space. Net rent expense under operating leases, including the proportionate share of taxes, insurance, and maintenance costs, were approximately $99,000, $136,000, and $132,000 for the years ended December 31, 2003, 2002, and 2001, respectively. The lease for the Oak Lawn branch expires March 31, 2007. The lease for the Chicago branch expires on August 31, 2005. Projected minimum rental payments under the terms of the leases, not including taxes, insurance, and maintenance, are as follows:

2004	$88,284
2005	77,371
2006	55,545
2007	13,886

Total	$235,086

(Continued)

46.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The approximate carrying amount and estimated fair value of financial instruments consist of the following:

	December 31, 2003		December 31, 2002
	Approximate Carrying Amount	Estimated Fair Value	Approximate Carrying Amount	Estimated Fair Value

Financial assets
Cash and cash equivalents	$13,980	$13,980	$28,204	$28,204
Securities	145,341	146,865	117,329	120,358
Loans receivable, net	135,655	138,306	147,436	147,733
FHLB stock	10,647	10,647	10,136	10,136
Accrued interest receivable	1,254	1,254	1,234	1,234

Financial liabilities
Deposits	(206,672)	(208,043)	(201,725)	(202,910)
Advances from FHLB	(79,807)	(81,451)	(82,710)	(84,403)
Note payable	(6,500)	(6,500)	j(6,350)	(6,350)
Advance payments by borrowers for taxes
and insurance	(1,097)	(1,097)	(1,323)	(1,323)
Accrued interest payable	(399)	(399)	(471)	(471)

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

While the above estimates are based on management's judgment of the most appropriate factors, there is no assurance that, if the Corporation disposed of these items on December 31, 2003 or 2002, the fair values would have been achieved, because the market values may differ depending on the circumstances. The estimated fair values at December 31, 2003 and 2002 should not necessarily be considered to apply at subsequent dates.

(Continued)

47.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 18 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed statements of financial condition, statements of income, and statements of cash flows for Hemlock Federal Financial Corporation.

CONDENSED STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

	2003	2002

ASSETS
Cash and cash equivalents	$ 884	$ 296
Securities available-for-sale	5,422	2,901
ESOP loan	498	665
Investment in bank subsidiary	22,071	24,018

	$28,875	$27,880

LIABILITIES AND STOCKHOLDERS' EQUITY
Note payable	$ 6,500	$ 6,350
Accrued expenses and other liabilities	32	46
Stockholders' equity	22,343	21,484

	$28,875	$27,880

(Continued)

48.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 18 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF INCOME
For the years ended December 31, 2003, 2002, and 2001

	2003	2002	2001

Income
Dividends from bank subsidiary	$3,000	$1,000	$2,000
Interest and dividend income	393	222	132
Net gain on sale of securities	734	432	265
Total income	4,127	1,654	2,397

Expense
Interest expense	224	260	384
Other expenses	153	135	124
	377	395	508

Income before income taxes and equity in
undistributed earnings of bank subsidiary	3,750	1,259	1,889

Income tax expense (benefit)	227	57	(57)

Income before equity in undistributed
earnings of bank subsidiary	3,523	1,202	1,946

Equity in undistributed (overdistributed)
earnings of bank subsidiary	(1,844)	853	24

Net income	$1,679	$2,055	$1,970

(Continued)

49.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 18 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2003, 2002, and 2001

	2003	2002	2001

Operating activities
Net income	$1,679	$2,055	$1,970
Adjustments to reconcile net income to net cash provided
by operating activities
Equity in overdistributed (undistributed) earnings of
bank subsidiary	1,844	(853)	(24)
Net gain on sale of securities	(734)	(432)	(265)
Change in
Other assets	-	76	268
Other liabilities	25	(113)	34
	2,814	733	1,983

Investing activities
Purchase of securities available-for-sale	(9,703)	(1,917)	(3,200)
Proceeds from sales of securities	7,949	2,055	1,807
Payment received on loan to ESOP	167	166	166
Net cash from investing activities	(1,587)	304	(1,227)

Financing activities
Proceeds from note payable	150	550	550
Purchase of treasury stock	(348)	(1,218)	(551)
Exercise of stock options	191	69	-
Dividends paid	(632)	(590)	(558)
Net cash from financing activities	(639)	(1,189)	(559)

Net change in cash and cash equivalents	588	(152)	197

Cash and cash equivalents at beginning of year	296	448	251

Cash and cash equivalents at end of year	$884	$296	$448

(Continued)

50.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002, and 2001
(Table amounts in thousands of dollars, except share and per share data)

NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income	Earnings Per Share Basic (a)	Earnings Per Share Diluted (a)

2003
First quarter	$3,728	$1,729	$446	$.50	$.46
Second quarter	3,482	1,551	415.46		.43
Third quarter	3,336	1,494	395.43		.40
Fourth quarter	3,387	1,681	423.46		.43

2002
First quarter	$4,108	$1,923	$529	$.58	$.55
Second quarter	4,098	1,965	520.59		.56
Third quarter	4,066	1,986	516.58		.54
Fourth quarter	4,020	1,962	490.55		.51

(a)	Earnings per share for the quarters and full years have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period.

51.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION
STOCKHOLDER INFORMATION

ANNUAL MEETING

            The Annual Meeting of Stockholders will be held at 10:30 a.m. Oak Forest, Illinois time, on May 5, 2004 at the main office of the Company located at 5700 West 159th Street, Oak Forest, Illinois 60452.

STOCK LISTING

            Hemlock Federal Financial Corporation common stock is traded on the National Association of Securities Dealers, Inc. SmallCap Market under the symbol "HMLK."

PRICE RANGE OF COMMON STOCK

	HIGH	LOW	DIVIDENDS

FISCAL 2001
First Quarter	$19.625	$16.500	$.13
Second Quarter	$21.125	$18.250	$.13
Third Quarter	$23.170	$20.700	$.14
Fourth Quarter	$25.750	$22.000	$.14

FISCAL 2002
First Quarter	$26.000	$23.750	$.15
Second Quarter	$28.650	$24.170	$.15
Third Quarter	$28.000	$26.200	$.15
Fourth Quarter	$27.540	$26.000	$.15

FISCAL 2003
First Quarter	$27.800	$27.030	$.16
Second Quarter	$29.500	$27.360	$.16
Third Quarter	$31.750	$29.250	$.16
Fourth Quarter	$31.100	$28.780	$.17

The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ"). The common stock began trading on March 31, 1997. The closing price of Hemlock Federal Financial Corporation's common stock on March 10, 2004 was $28.67.

At March 10, 2004 there were 974,168 shares of Hemlock Federal Financial Corporation common stock outstanding (including unallocated ESOP shares) and there were 438 holders of record.

STOCKHOLDERS AND GENERAL INQUIRIES TRANSFER AGENT

Rosanne M. Belczak	Registrar and Transfer Co.
Hemlock Federal Financial Corporation	10 Commerce Drive
5700 West 159th Street	Cranford, NJ 07016
Oak Forest, Illinois 60422	1-(800) 368-5948
(708) 687-9400
www.hemlockbank.com

ANNUAL AND OTHER REPORTS

            A copy of Hemlock Federal Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Rosanne M. Belczak, Hemlock Federal Financial Corporation, 5700 West 159th Street, Oak Forest, Illinois 60452.

Next Page

HEMLOCK FEDERAL FINANCIAL CORPORATION
CORPORATE INFORMATION

Hemlock Federal Financial Corporation Board of Directors	Hemlock Federal Bank Officers
Maureen G. Partynski, Chairman Michael R. Stevens Rosanne M. Pastorek-Belczak, Secretary Kenneth J. Bazarnik Frank A. Bucz G. Gerald Schiera Donald L. Manprisio	Maureen G. Partynski
  Chairman and CEO
Michael R. Stevens
  President
Jean Thornton
  Vice-President, Controller
Neil Christensen
  Vice-President, Lending
Rosanne M. Belczak
  Vice-President, Secretary
Rhonda Nisbet
Vice-President, Operations

Hemlock Federal Bank for Savings Locations:
Main Office: 5700 W. 159th St. Oak Forest, Illinois 60452 708-687-9400 8855 S. Ridgeland Ave. Oak Lawn, Illinois 60453 4636 S. Damen Ave. Chicago, Illinois 60609 www.hemlockbank.com	15730 W. 127th St. Lemont, Illinois 60439 234 Bolingbrook Drive Bolingbrook, Illinois 60440 3030 W. Cermak Ave. Chicago, Illinois 60623
Independent Auditors	Special Counsel
Crowe, Chizek and Company LLP One Mid America Plaza Oak Brook, Illinois 60552	Silver, Freedman & Taff, L.L.P. 1700 Wisconsin Avenue, N.W. Washington, D.C. 20007

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

End.